UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Sauceda 28

28050 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, telephone, e-mail and /or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-190136) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Interim Consolidated Financial Statements” means our unaudited interim consolidated financial statements as of June 30, 2015, and for the six months ended June 30, 2015 and 2014 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA, unless otherwise indicated or the context otherwise requires.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and include statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•	“Business Overview”,

•	“Selected Statistical Information” and

•	“Operating and Financial Review and Prospects”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•	the monetary, interest rate and other policies of central banks in the EU, Spain, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•	adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings or in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions (including the recent acquisition of an additional stake in Türkiye Garanti Bankası A.Ş.), divestitures, mergers and strategic alliances;

•	our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•	the performance of our international operations and our ability to manage such operations;

•	weaknesses or failures in our Group’s internal processes, systems (including information technology systems) and security;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (as amended or supplemented from time to time, “Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS.

Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB are not material for the six months ended June 30, 2015 and 2014. Accordingly, the Interim Consolidated Financial Statements included in this report on Form 6-K have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB.

Operating Segments

As mentioned in Note 6 to our Interim Consolidated Financial Statements, we have recently introduced changes to our segment reporting. In particular, since January 1, 2015, our former Eurasia segment has been broken down into the following two segments: Turkey, which consists of our stake in the Turkish bank Türkiye Garanti Bankası A.Ş. (“Garanti”) (25.01% until July 27, 2015 and 39.90% since July 27, 2015), and Rest of Eurasia, which includes the retail and wholesale businesses carried out in Europe and Asia, other than Spain and Turkey.

The change in our segment reporting referred to above is mainly the result of the acquisition from Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk of 62,538,000,000 shares of Garanti in the aggregate on July 27, 2015, under certain agreements entered into on November 19, 2014. After the completion of this acquisition, we hold approximately 39.90% of Garanti’s share capital and Garanti’s results are fully consolidated in our consolidated financial statements.

In order to present information on a comparable basis, the segment information for the six months ended June 30, 2014 included in this report has been recast to reflect our new segmentation.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

Selected Consolidated Financial Data

The historical financial information set forth below for the six months ended June 30, 2015 and 2014 has been selected from, and should be read together with, the Interim Consolidated Financial Statements included herein.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Six Months Ended June 30,
	2015	2014	Change (%)
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income Data
Interest and similar income	10,665	11,000	(3.0)%
Interest and similar expenses	(3,570)	(4,276)	(16.5)%
Net interest income	7,096	6,724	5.2%
Dividend income	236	370	(36.2)%
Share of profit or loss of entities accounted for using the equity method	195	155	25.8%
Fee and commission income	2,801	2,617	7.0%
Fee and commission expenses	(682)	(625)	9.1%

Net gains(losses) on financial assets and liabilities	826	978	(15.5)%
Net exchange differences	620	173	258.4%
Other operating income	2,271	2,242	1.3%
Other operating expenses	(2,144)	(2,552)	(16.0)%
Gross income	11,219	10,082	11.28%
Administration costs	(4,927)	(4,542)	8.5%
Depreciation and amortization	(572)	(548)	4.4%
Net operating income	5,720	4,992	14.58%
Provisions (net)	(392)	(433)	(9.5)%
Impairment losses on financial assets (net)	(2,137)	(2,126)	0.5%
Impairment losses on other assets (net)	(128)	(98)	30.6%
Gains (losses) on derecognized assets not classified as non-current assets held for sale	23	14	64.3%
Negative goodwill	22	—	n.m. (*)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	791	(281)	n.m. (*)
Operating profit before tax	3,899	2,067	88.6%
Income tax	(941)	(524)	79.6%
Profit from continuing operations	2,958	1,544	91.6%
Profit from discontinued operations (net)	—	—	0.0%
Profit	2,958	1,544	91.6%
Profit attributable to parent company	2,759	1,328	107.8%
Profit attributable to non-controlling interests	200	215	(7.0)%

Per share/ADS(1) Data
Number of shares outstanding (at period end)	6,305,238,012	5,887,168,710
Profit attributable to parent company (2)	0.43	0.21
Dividends declared	0.08	0.08

(*)	Not meaningful.

(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2014, October 2014, January 2015 and April 2015 and excluding the weighted average number of treasury shares during the period (6,264 million and 6,026 million shares for the six months ended June 30, 2015 and 2014, respectively). See Note 5 to the Interim Consolidated Financial Statements.

	As of and for the Six Months Ended June 30,	As of and for the Year Ended December 31,	As of and for the Six Months Ended June 30,
	2015	2014	2014
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	669,204	631,942	599,420
Common stock	3,090	3,024	2,885
Loans and receivables (net)	399,984	372,375	359,084
Customer deposits	351,354	319,060	310,442
Debt certificates and subordinated liabilities	77,144	72,191	75,303
Non-controlling interest	1,728	2,511	2,048
Stockholders’ equity	50,997	51,609	46,867
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.15%	2.40%	2.30%
Return on average total assets(2)	0.8%	0.5%	0.5%
Return on average equity(3)	9.8%	5.8%	5.8%
Credit quality data
Loan loss reserve (4)	17,741	14,277	14,726
Loan loss reserve as a percentage of total loans and receivables (net)	4.44%	3.83%	4.10%
Non-performing asset ratio (NPA ratio)(5)	6.27%	5.98%	6.57%
Impaired loans and advances to customers	25,300	22,703	24,159
Impaired contingent liabilities to customers(6)	590	413	414

	25,890	23,116	24,573

Loans and advances to customers(7)	378,803	352,901	341,931
Contingent liabilities to customers	34,230	33,741	32,157

	413,033	386,642	374,088

(1)	Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the six months ended June 30, 2015 and 2014, respectively, net interest income is annualized by multiplying the net interest income for the period by two.
(2)	Represents profit as a percentage of average total assets. In order to calculate “Return on average total assets” for the six months ended June 30, 2015 and 2014, respectively, profit is annualized by multiplying the profit for the period by two.
(3)	Represents profit attributable to parent company as a percentage of average equity, excluding “Non-controlling interest”. In order to calculate “Return on average equity” for the six months ended June 30, 2015 and 2014, respectively, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.
(4)	Represents impairment losses on loans and receivables to credit institutions, loans and advances to customers and debt securities.
(5)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.

(6)	We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting approximately to 6.7% as of June 30, 2015, 6.4% as of December 31, 2014 and 7.1% as of June 30, 2014.
(7)	Gross of provisions.

Exchange Rates

Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this report have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”) at the end of each relevant period.

For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year Ended December 31,	Average(1)
2010	1.3216
2011	1.4002
2012	1.2908
2013	1.3303
2014	1.3210
2015 (through September 25, 2015)	1.1106

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month Ended	High	Low
March 31, 2015	1.1212	1.0524
April 30, 2015	1.1174	1.0582
May 31, 2015	1.1428	1.0876
June 30, 2015	1.1404	1.0913
July 31, 2015	1.1150	1.0848
August 31, 2015	1.1580	1.0868
September 30, 2015 (through September 25, 2015)	1.1358	1.1104

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on September 25, 2015, was $1.1192.

As of June 30, 2015, approximately 41% of our assets and approximately 41% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Interim Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see Note 7.4 to our Interim Consolidated Financial Statements (“Market Risk—Structural Exchange Rate Risk”).

Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Operating Segments

Set forth below are the Group’s current seven operating segments:

•	Banking Activity in Spain

•	Real Estate Activity in Spain

•	Turkey

•	Rest of Eurasia

•	Mexico

•	South America

•	United States

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; proprietary portfolios such as holdings in some of Spain’s leading companies and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; and goodwill and other intangibles.

The breakdown of the Group’s total assets by operating segments as of June 30, 2015 and December 31, 2014 is as follows:

	As of June 30, 2015	As of December 31, 2014
	(In Millions of Euros)
Banking Activity in Spain	351,943	318,446
Real Estate Activity in Spain	17,919	17,365
Turkey (1)	22,499	22,342
Rest of Eurasia	19,952	22,325
Mexico	96,855	93,731
South America	71,441	84,364
United States	80,809	69,261

Subtotal Assets of Operating Segments	661,418	627,834

Corporate Center and other adjustments (2)	7,786	4,108

Total Assets BBVA Group	669,204	631,942

(1)	The information is presented under management criteria, pursuant to which Garanti information has been proportionally consolidated based on our 25.01% interest in Garanti as of the reporting dates.
(2)	Other adjustments include adjustments made to account for the fact that, in our Interim Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred to above. For more information, see “Operating and Financial Review and Prospects”.

The following table sets forth information relating to the profit or loss attributable to parent company by each of BBVA’s operating segments and Corporate Center for the six months ended June 30, 2015 and 2014:

	Profit/(Loss) Attributable to Parent Company		% of Profit/(Loss) Attributable to Parent Company
	Six Months Ended June 30,
	2015	2014	2015	2014
	(In Millions of Euros)		(In Percentage)
Banking Activity in Spain	809	608	29.3	45.8
Real Estate Activity in Spain	(300)	(465)	(10.9)	(35.0)
Turkey (1)	174	155	6.3	11.6
Rest of Eurasia	43	208	1.6	15.7
Mexico	1,041	900	37.7	67.8
South America	474	481	17.2	36.2
United States	286	196	10.4	14.8

Subtotal operating segments	2,528	2,083

Corporate Center	231	(755)

Profit attributable to parent company	2,759	1,328

(1)	The information is presented under management criteria, pursuant to which Garanti information has been proportionally consolidated based on our 25.01% interest in Garanti during the reported periods.

The following table sets forth information relating to the income of each operating segment for the six months ended June 30, 2015 and 2014 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

	Operating Segments
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey (1)	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments (2)	BBVA Group
	(In Millions of Euros)
June 2015
Net interest income	1,982	(14)	425	85	2,734	1,652	881	(225)	7,521	(425)	7,096
Gross income	3,711	(56)	510	265	3,558	2,297	1,332	(63)	11,554	(335)	11,219
Net operating income	2,208	(125)	289	89	2,248	1,283	449	(605)	5,836	(116)	5,720
Operating profit/(loss) before tax	1,152	(437)	219	66	1,380	927	390	(652)	3,046	853	3,899

Profit	809	(300)	174	43	1,041	474	286	230	2,759	—	2,759

June 2014
Net interest income	1,869	(22)	314	95	2,354	2,061	693	(325)	7,363	(639)	6,724
Gross income	3,384	(118)	442	463	3,134	2,362	1,037	(335)	10,703		10,082
Net operating income	1,965	(193)	255	298	1,980	1,317	324	(852)	5,945		4,992
Operating profit/(loss) before tax	868	(661)	196	253	1,188	956	266	(957)	3,066	(999)	2,067

Profit	608	(465)	155	208	900	481	196	(755)	1,328	—	1,328

(1)	The information is presented under management criteria, pursuant to which Garanti information has been proportionally integrated based on our 25.01% interest in Garanti during the reported periods.
(2)	Other adjustments include adjustments made to account for the fact that, in our Interim Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred above.

Banking Activity in Spain

The Banking Activity in Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center area and Real Estate Activity in Spain. The main business units included in this operating segment are:

•	Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (SMEs), companies and corporations, public institutions and developer segments;

•	Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds.

In addition, Banking Activity in Spain includes certain loans and advances portfolios, and finance and structural euro balance sheet positions.

The following table sets forth information relating to the activity of this operating segment as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015	As of December 31, 2014
	(In Millions of Euros)
Total Assets	351,943	318,446
Loans and advances to customers	196,615	174,201
Customer deposits	187,968	154,261
Mutual funds	32,892	29,649
Pension funds	23,106	21,880
NPA ratio (%)	6.8	6.0

On April 24, 2015, we completed the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”) for a price of €1,187 million. As a result of this acquisition, we have gained 1.5 million new customers and doubled our market share in Catalonia in terms of branches and customer deposits. This acquisition has affected this segment’s period-on-period comparison given Catalunya Bank’s balance sheet is first included in this segment as of June 30, 2015 and its income statement from its acquisition whereas neither is included in the prior period.

Loans and advances to customers of this operating segment as of June 30, 2015 amounted to €196,615 million, a 12.9% increase from the €174,201 million recorded as of December 31, 2014, mainly as a result of the acquisition of Catalunya Banc in April 2015 which contributed €23,459 million.

Customer deposits in this operating segment as of June 30, 2015 amounted to €187,968 million, a 21.9% increase from the €154,261 million recorded as of December 31, 2014, mainly as a result of the acquisition of Catalunya Banc in April 2015 which contributed €29,555 million.

Mutual funds in this operating segment as of June 30, 2015 amounted to €32,892 million, a 10.9% increase from the €29,649 million recorded as of December 31, 2014. Pension funds in this operating segment as of June 30, 2015 amounted to €23,106 million, a 5.6% increase from the €21,880 million recorded as of December 31, 2014. These increases were mainly the result of the active marketing of a diversified portfolio of mutual and pension funds to certain customer segments in an environment of low interest rates.

This operating segment’s non-performing asset ratio increased to 6.8% as of June 30, 2015, from 6.0% as of December 31, 2014, mainly due to the acquisition of Catalunya Banc, which had a higher level of non-performing loans. This operating segment’s non-performing assets coverage ratio increased to 62% as of June 30, 2015, from 45% as of December 31, 2014.

Real Estate Activity in Spain

This operating segment was set up in 2013 with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes primarily lending to real estate developers and the disposition of foreclosed real estate assets.

In the six months ended June 30, 2015, we continued with our strategy of reducing our net exposure to the real estate sector in Spain, including loans and advances to customers and foreclosed assets. However, with the incorporation of Catalunya Banc in April 2015, the net exposure of the Group in Spain as of June 30, 2015 stood at €13,147 million, up 4.8% since December 31, 2014. Non-performing assets of this segment have continued to decline and as of June 30, 2015 were 1.2% lower than as of December 31, 2014, due mainly to asset quality improvement. The coverage of non-performing and potential problem loans of this segment increased to 65.3% as of June 30, 2015 compared to 62.8% as of December 31, 2014, due mainly to asset quality improvement.

Turkey

This operating segment consists of our stake in Garanti (25.01% as of the reporting dates). The following table sets forth information relating to the business activity of this operating segment as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015	As of December 31, 2014
	(In Millions of Euros)
Total Assets	22,499	22,342
Loans and advances to customers	14,355	13,635
Customer deposits	12,018	11,626
Mutual funds	352	344
Pension funds	563	538
NPA ratio (%)	2.7	2.8

The Turkish lira depreciated against the euro as of June 30, 2015 compared to December 31, 2014, negatively affecting the business activity of the Turkey operating segment as of June 30, 2015 expressed in euro. See “Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Loans and advances to customers of this operating segment as of June 30, 2015 amounted to €14,355 million, a 5.3% increase from the €13,635 million recorded as of December 31, 2014, as a result of the increase in the size of the mortgage loan portfolio and the increase in consumer lending and credit card activity.

Customer deposits in this operating segment as of June 30, 2015 amounted to €12,018 million, a 3.4% increase from the €11,626 million recorded as of December 31, 2014, as a result of increased volume in current and savings accounts and time deposits.

Off-balance sheet funds of this operating segment as of June 30, 2015 amounted to €915 million, a 3.7% increase from the €882 million recorded as of December 31, 2014 due to the growth of pension funds and, to a lesser extent, mutual funds.

This operating segment’s non-performing asset ratio was 2.7% as of June 30, 2015, compared to 2.8% as of December 31, 2014, mainly as a result of a lower volume of contingent risks. This operating segment non-performing assets coverage ratio was 119% as of June 30, 2015, compared to 115% as of December 31, 2014.

Rest of Eurasia

This operating segment includes the retail and wholesale businesses carried out by the Group in Europe (mainly Portugal) and Asia, other than in Spain and Turkey. The following table sets forth information relating to the business activity of this operating segment as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015	As of December 31, 2014
	(In Millions of Euros)
Total Assets	19,952	22,325
Loans and advances to customers	15,742	15,795
Customer deposits	11,809	11,045
Mutual funds	1,185	1,205
Pension funds	338	314
NPA ratio (%)	3.4	3.7

Loans and advances to customers of this operating segment as of June 30, 2015 amounted to €15,742 million, a 0.3% decrease from the €15,795 million recorded as of December 31, 2014, mainly as a result of the maturity of loan instruments of some of our wholesale customers.

Customer deposits of this operating segment as of June 30, 2015 amounted to €11,809 million, a 6.9% increase from the €11,045 million recorded as of December 31, 2014, as a result of the increase in current and savings accounts and time deposits.

Off-balance sheet funds of this operating segment as of June 30, 2015 amounted to €1,523 million, a 0.2% increase from the €1,519 million recorded as of December 31, 2014.

This operating segment’s non-performing asset ratio decreased to 3.4% as of June 30, 2015, from 3.7% as of December 31, 2014. This operating segment’s non-performing assets coverage ratio was 86% as of June 30, 2015, compared to 80% as of December 31, 2014.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group. The following table sets forth information relating to the business activity of this operating segment as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015	As of December 31, 2014
	(In Millions of Euros)
Total Assets	96,855	93,731
Loans and advances to customers	49,627	46,798
Customer deposits	50,497	45,937
Off-balance sheet funds	20,260	18,691
NPA ratio (%)	2.8	2.9

The Mexican peso appreciated against the euro as of June 30, 2015 compared to December 31, 2014, positively affecting the business activity of the Mexico operating segment as of June 30, 2015 expressed in euro. See “Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Loans and advances to customers of this operating segment as of June 30, 2015 amounted to €49,627 million, a 6.0% increase from the €46,798 million recorded as of December 31, 2014, mainly due to a 3.9% increase in the wholesale portfolio (especially in commercial and public sector loans) and a 7.5% increase in the retail portfolio (over 10% increase in financing to medium-sized enterprises and personal consumer loans).

Customer deposits of this operating segment as of June 30, 2015 amounted to €50,497 million, a 9.9% increase from the €45,937 million recorded as of December 31, 2014, mainly as a result of the increase in time deposits (20% increase) and, to a lesser extent, in current and savings accounts (3.8% increase).

Off-balance sheet funds (consisting exclusively of mutual funds) of this operating segment as of June 30, 2015 amounted to €20,260 million, an 8.4% increase from the €18,691 million recorded as of December 31, 2014, mainly as a result of increased of mutual fund activity, which resulted in an increase in the volume of assets managed by BBVA Bancomer.

This operating segment’s non-performing asset ratio decreased to 2.8% as of June 30, 2015, from 2.9% as of December 31, 2014. This operating segment non-performing assets coverage ratio increased to 116% as of June 30, 2015, from 114% as of December 31, 2014.

South America

The South America operating segment manages the BBVA Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•	Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•	Insurance: includes insurance businesses in Argentina, Chile, Colombia and Venezuela.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015	As of December 31, 2014
	(In Millions of Euros)
Total Assets	71,441	84,364
Loans and advances to customers	46,403	52,920
Customer deposits	43,338	56,370
Mutual funds	4,328	3,848
Pension funds	5,381	4,632
NPA ratio (%)	2.3	2.1

The Venezuelan bolivar fuerte depreciated significantly against the euro as of June 30, 2015 compared to December 31, 2014, more than offsetting the period-end appreciation of the currencies of other South American countries where we operate and negatively affecting the business activity of the South America operating segment as of June 30, 2015 expressed in euro. See “Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Loans and advances to customers of this operating segment as of June 30, 2015 amounted to €46,403 million, a 12.3% decrease from the €52,920 million recorded as of December 31, 2014, mainly due to the significant depreciation of the Venezuelan Bolivar which more than offset the positive performance in Argentina, Colombia, Chile and Peru (attributable in part to the appreciation of such countries’ currencies against the euro).

Customer deposits of this operating segment as of June 30, 2015 amounted to €43,338 million, a 23.1% decrease from the €56,370 million recorded as of December 31, 2014, mainly due to the depreciation of the Venezuelan Bolivar which more than offset the increase in the balance of current and saving accounts and time deposits in Argentina, Colombia , Chile and Peru (attributable in part to the appreciation of such countries’ currencies against the euro).

Mutual funds of this operating segment as of June 30, 2015 amounted to €4,328 million, a 12.5% increase from the €3,848 million recorded as of December 31, 2014, mainly as a result of positive performances in Argentina, Colombia, Chile and Peru.

Pension funds of this operating segment as of June 30, 2015 amounted to €5,381 million, a 16.2% increase from the €4,632 million recorded as of December 31, 2014, mainly as a result of the positive performance in Bolivia.

This operating segment’s non-performing asset ratio increased to 2.3% as of June 30, 2015, from 2.1% as of December 31, 2014. This operating segment non-performing assets coverage ratio decreased to 122% as of June 30, 2015, from 138% as of December 31, 2014.

United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for approximately 90% of the operating segment’s balance sheet as of June 30, 2015. Given its relative size in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015	As of December 31, 2014
	(In Millions of Euros)
Total Assets	80,809	69,261
Loans and advances to customers	57,176	49,667
Customer deposits	57,569	51,394
NPA ratio (%)	0.9	0.9

The U.S. dollar appreciated against the euro as of June 30, 2015 compared to December 31, 2014, positively affecting the business activity of the United States operating segment as of June 30, 2015 expressed in euro. See “Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Loans and advances to customers in this operating segment as of June 30, 2015 amounted to €57,176 million, a 15.1% increase from the €49,667 million recorded as of December 31, 2014, as a result of growth in all of the segment’s portfolios (particularly developer, commercial and consumer finance portfolios).

Customer deposits in this operating segment as of June 30, 2015 amounted to €57,569 million, a 12.0% increase from the €51,394 million recorded as of December 31, 2014, mainly due to an increase in the balance of time deposits (18% increase) as a result of campaigns designed to attract deposits.

This operating segment’s non-performing asset ratio as of June 30, 2015 and December 31, 2014 was 0.9%. This operating segment non-performing assets coverage ratio decreased to 151% as of June 30, 2015, from 167% as of December 31, 2014, as a result of the increase in the loans and advances to customers.

Selected Statistical Information

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Six Months ended June 30, 2015			Six Months ended June 30, 2014
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks	27,754	62	0.45%	25,996	110	0.85%
Debt securities, equity instruments and derivatives	197,660	1,951	1.99%	168,490	2,179	2.61%
Loans and receivables	382,952	8,559	4.47%	345,432	8,647	5.01%
Loans and advances to credit institutions	29,560	122	0.83%	22,843	152	1.34%
Loans and advances to customers	353,392	8,437	4.81%	322,588	8,495	5.31%
In euro(2)	188,383	2,181	2.33%	189,074	2,507	2.67%
In other currencies(3)	165,009	6,256	7.65%	133,514	5,988	9.04%
Other financial income	—	—	—	—	—	—
Non-earning assets	53,239	93	0.35%	44,124	64	0.29%

Total average assets	661,606	10,665	3.25%	584,042	11,000	3.80%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Six Months ended June 30, 2015			Six Months ended June 30, 2014
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	88,739	611	1.39%	80,329	679	1.70%
Customer deposits	337,880	1,719	1.03%	298,443	2,190	1.48%
In euro(2)	174,413	566	0.65%	159,072	960	1.22%
In other currencies(3)	163,468	1,154	1.42%	139,370	1,230	1.78%
Debt certificates and subordinated liabilities	84,885	837	1.99%	81,070	947	2.36%
Other financial costs	—	—	—	—	—	—
Non-interest-bearing liabilities	97,085	403	0.84%	79,086	459	1.17%
Stockholders’ equity	53,016	—	—	45,113	—	—

Total average liabilities	661,606	3,570	1.09%	584,042	4,276	1.48%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2015 compared to the six months ended June 30, 2014, and for the six months ended June 30, 2014 compared to the six months ended June 30, 2013. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period in which they are due. Loan fees were included in the computation of interest income.

	For the Six Months Ended June 30, 2015/June 30, 2014
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	7	(55)	(48)
Securities portfolio and derivatives	377	(606)	(228)
Loans and advances to credit institutions	45	(74)	(30)
Loans and advances to customers
In euros	(9)	(316)	(326)
In other currencies	1,413	(1,145)	268
Other assets	13	15	29

Total income			(335)

Interest expense
Deposits from central banks and credit institutions	71	(140)	(68)
Customer deposits
In euros	93	(487)	(394)
In other currencies	213	(289)	(77)
Debt certificates and subordinated liabilities	45	(154)	(110)
Other liabilities	105	(161)	(57)

Total expense			(706)

Net interest income			371

(1)	The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the average interest rates of both periods.

	For the Six Months Ended June 30, 2014/June 30, 2013
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	(8)	(24)	(32)
Securities portfolio and derivatives	(14)	3	(12)
Loans and advances to credit institutions	(26)	(24)	(49)
Loans and advances to customers
In euros	(319)	(360)	(679)
In other currencies	136	(193)	(58)
Other assets	(3)	2	(1)

Total income			(831)

Interest expense
Deposits from central banks and credit institutions	(88)	(50)	(138)
Customer deposits
In euros	54	(90)	(36)
In other currencies	32	(117)	(85)
Debt certificates and subordinated liabilities	(272)	(166)	(438)
Other liabilities	(34)	74	40

Total expense			(656)

Net interest income			(175)

(1)	The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the average interest rates of both periods.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	Six Months Ended June 30,
	2015(*)	2014(*)
	(In Millions of Euros, Except Percentages)
Average interest earning assets	608,366	539,918
Gross yield(1)	3.51%	4.07%
Net yield(2)	3.22%	3.77%
Net interest margin (3)	2.33%	2.49%
Average effective rate paid on all interest-bearing liabilities	1.40%	1.86%
Spread(4)	2.11%	2.22%

(*)	Ratios are annualized by multiplying six month figures by two.
(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of June 30, 2015, interbank deposits (excluding deposits with central banks) represented 3.8% of our total assets. Of such interbank deposits, 17.4% were held outside of Spain and 82.6% in Spain. We believe that our deposits are generally placed with highly-rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of June 30, 2015, our total securities portfolio (consisting of investment securities and loans and receivables) was carried on our consolidated balance sheet at a carrying amount of €144,839 million (equivalent to its market or appraised value as of such date), representing 21.6% of our total assets. €47,491 million, or 32.8% of our total securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield for the six months ended June 30, 2015 on our investment securities was 3.2%, compared to an average yield of approximately 4.5% earned on loans and receivables for the six months ended June 30, 2015. See Notes 10 and 12 to the Interim Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 16 to the Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Interim Consolidated Financial Statements.

The following tables analyze the carrying amount and fair value of debt securities as of June 30, 2015 and December 31, 2014, respectively. The trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Interim Consolidated Financial Statements.

	As of June 30, 2015
	Amortized Cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic-	43,770	45,418	1,794	(146)

Spanish Government and other government agencies debt securities	38,873	40,331	1,573	(115)
Other debt securities	4,897	5,087	221	(32)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	2,914	3,019	133	(28)
Issued by other institutions	1,984	2,068	88	(4)

International-	51,761	52,308	1,161	(615)

Mexico	14,627	14,778	332	(181)
Mexican Government and other government agencies debt securities	12,320	12,473	308	(155)
Other debt securities	2,307	2,306	24	(25)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	133	132	1	(2)
Issued by other institutions	2,174	2,174	23	(23)
United States	11,482	11,448	74	(108)
U.S. Treasury and other U.S. government agencies debt securities	1,658	1,651	4	(11)
States and political subdivisions debt securities	3,432	3,442	19	(8)
Other debt securities	6,392	6,355	52	(89)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	22	22	—	—
Issued by other institutions	6,371	6,333	52	(89)
Other countries	25,652	26,082	755	(326)
Other foreign governments and other government agencies debt securities	10,791	11,109	478	(160)
Other debt securities	14,862	14,973	277	(166)
Issued by Central Banks	2,056	2,055	3	(4)
Issued by credit institutions	3,305	3,416	159	(47)
Issued by other institutions	9,501	9,502	116	(115)

TOTAL AVAILABLE FOR SALE PORTFOLIO	95,532	97,727	2,956	(761)

HELD TO MATURITY PORTFOLIO

Domestic-	—	—	—	—

International-	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	95,532	97,727	2,956	(761)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Interim Consolidated Financial Statements.

	As of December 31, 2014
	Amortized Cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic-	40,337	42,802	2,542	(77)

Spanish Government and other government agencies debt securities	34,445	36,680	2,290	(55)
Other debt securities	5,892	6,122	252	(22)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	3,567	3,716	162	(13)
Issued by other institutions	2,325	2,406	90	(9)

International-	43,657	44,806	1,639	(490)

Mexico	12,662	13,060	493	(96)
Mexican Government and other government agencies debt securities	10,629	11,012	459	(76)
Other debt securities	2,034	2,048	34	(20)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	141	142	3	(3)
Issued by other institutions	1,892	1,906	31	(17)
United States	10,289	10,307	102	(83)
U.S. Treasury and other U.S. government agencies debt securities	1,539	1,542	6	(3)
States and political subdivisions debt securities	2,672	2,689	22	(5)
Other debt securities	6,078	6,076	73	(76)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	24	24	—	—
Issued by other institutions	6,054	6,052	73	(76)
Other countries	20,705	21,439	1,044	(310)
Other foreign governments and other government agencies debt securities	10,355	10,966	715	(104)
Other debt securities	10,350	10,473	329	(206)
Issued by Central Banks	1,540	1,540	10	(9)
Issued by credit institutions	3,352	3,471	175	(55)
Issued by other institutions	5,459	5,461	143	(141)

TOTAL AVAILABLE FOR SALE PORTFOLIO	83,994	87,608	4,181	(566)

HELD TO MATURITY PORTFOLIO

Domestic-	—	—	—	—

International-	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	83,994	87,608	4,181	(566)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Interim Consolidated Financial Statements.

The following tables set forth the carrying amount and fair value of our ownership of equity securities as of June 30, 2015 and December 31, 2014, respectively. See Note 10 to the Interim Consolidated Financial Statements.

	As of June 30, 2015
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,463	3,603	143	(3)
Equity listed	3,389	3,529	142	(2)
Equity unlisted	74	74	1	(1)
International-	1,752	2,202	475	(25)
United States-	626	647	21	—
Equity listed	41	43	2	—
Equity unlisted	585	604	19	—
Other countries-	1,126	1,555	454	(25)
Equity listed	990	1,409	440	(21)
Equity unlisted	136	146	14	(4)

TOTAL AVAILABLE FOR SALE PORTFOLIO	5,216	5,806	618	(28)

TOTAL EQUITY SECURITIES	5,216	5,806	618	(28)

TOTAL INVESTMENT SECURITIES	100,748	103,533	3,574	(789)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2014
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,177	3,199	93	(71)
Equity listed	3,129	3,150	92	(71)
Equity unlisted	48	49	1	—
International-	2,842	4,069	1,263	(36)
United States-	540	558	18	—
Equity listed	54	56	2	—
Equity unlisted	486	502	16	—
Other countries-	2,302	3,511	1,245	(36)
Equity listed	2,172	3,372	1,233	(33)
Equity unlisted	130	139	12	(3)

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,019	7,268	1,356	(107)

TOTAL EQUITY SECURITIES	6,019	7,268	1,356	(107)

TOTAL INVESTMENT SECURITIES	90,013	94,876	5,537	(673)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table sets forth the maturities of our debt investment and fixed income securities, excluding our trading portfolio, by type and geographical area as of June 30, 2015.

	Maturity in One Year or Less		Maturity After One Year to Five Years		Maturity After Five Years to 10 Years		Maturity After 10 Years		Total
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount
	(In Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE FOR SALE PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	2,771	1.05	17,373	2.88	12,870	3.57	7,318	4.90	40,331
Other debt securities	1,540	3.35	2,349	3.51	792	3.53	407	4.33	5,087

Total Domestic	4,311	1.90	19,722	2.95	13,661	3.57	7,724	4.86	45,418

Mexico	1,821	3.92	5,977	6.98	2,937	5.25	4,044	0.55	14,778
Mexican Government and other government agencies debt securities	1,220	3.48	5,353	7.07	2,222	5.36	3,678	0.15	12,473
Other debt securities	601	4.79	624	6.21	715	4.95	366	2.34	2,306
United States	530	2.13	3,506	2.37	6,693	1.53	719	3.66	11,448
U.S. Treasury and other government agencies debt securities	356	1.32	132	1.36	1,163	1.51	—	—	1,651
States and political subdivisions debt securities	14	2.51	1,163	1.93	1,976	1.01	289	1.74	3,442
Other debt securities	160	4.01	2,211	2.67	3,554	1.84	430	5.02	6,355
Other countries	7,540	4.44	9,411	4.41	5,185	3.80	3,946	4.28	26,082
Securities of other foreign governments (2)	3,021	0.37	4,161	3.87	1,652	3.02	2,274	3.93	11,109
Other debt securities of other countries	4,519	9.49	5,250	5.17	3,532	4.43	1,672	5.17	14,973

Total International	9,891	4.21	18,894	4.87	14,814	3.05	8,709	2.44	52,308

TOTAL AVAILABLE FOR SALE	14,202	3.48	38,616	3.89	28,475	3.31	16,434	3.52	97,727

HELD TO MATURITY PORTFOLIO
Domestic
Spanish government	—	—	—	—	—	—	—	—	—
Other debt securities	—	—	—	—	—	—	—	—	—

Total Domestic	—	—	—	—	—	—	—	—	—

Total International	—	—	—	—	—	—	—	—	—

TOTAL HELD TO MATURITY	—	—	—	—	—	—	—	—	—

TOTAL DEBT SECURITIES	14,202	3.48	38,616	3.89	28,475	3.31	16,434	3.52	97,727

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

Loans and Advances to Credit Institutions

As of June 30, 2015, our total loans and advances to credit institutions amounted to €27,875 million, or 4.2% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €27,929 million as of June 30, 2015, or 4.2% of our total assets.

Loans and Advances to Customers

As of June 30, 2015, our total loans and advances amounted to €377,057 million, or 56.3% of total assets. Net of our valuation adjustments, loans and advances amounted to €361,091 million as of June 30, 2015, or 54.0% of our total assets. As of June 30, 2015, our loans and advances in Spain amounted to €200,202 million. Our foreign loans and advances amounted to €176,855 million as of June 30, 2015. For a discussion of certain mandatory ratios relating to our loan portfolio, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements” and “Item 4. Information on the Company—Business Overview— Supervision and Regulation—Investment Ratio” in our annual report on Form 20-F for the year ended December 31, 2014 (the “2014 20-F”).

Loans by Geographic Area

The following table shows, by domicile of the customer, our net loans and advances as of the dates indicated:

	As of June 30, 2015	As of December 31, 2014	As of June 30, 2014
	(In Millions of Euros)
Domestic	200,202	178,735	186,172
Foreign
Western Europe	17,782	18,274	17,655
Latin America	99,160	102,678	91,764
United States	56,145	47,635	40,952
Other	3,768	3,501	3,373
Total foreign	176,855	172,088	153,744

Total loans and advances	377,057	350,822	339,916
Valuation adjustments	(15,966)	(12,166)	(12,677)

Total net lending	361,091	338,657	327,239

Loans by Type of Customer

The following table shows, by domicile and type of customer, our net loans and advances (excluding provisions) at each of the dates indicated. The classification by type of customer is based principally on regulatory authority requirements in each country.

	As of June 30, 2015	As of December 31, 2014	As of June 30, 2014
	(In Millions of Euros)
Domestic
Government	24,911	23,421	23,802
Agriculture	1,023	1,221	1,256
Industrial	14,745	13,507	12,859
Real estate and construction	19,479	20,171	23,827
Commercial and financial	12,913	18,440	19,381
Loans to individuals (1)	108,195	86,362	90,649
Other	17,985	15,238	15,774

Total Domestic	199,251	178,360	187,548

Foreign
Government	14,861	13,691	10,895
Agriculture	2,702	3,127	3,525
Industrial	26,087	24,072	14,572
Real estate and construction	15,372	12,982	16,047
Commercial and financial	22,119	25,440	36,017
Loans to individuals	72,022	72,223	56,995
Other	26,389	23,004	16,332

Total Foreign	179,554	174,541	154,383

Total Loans and Advances	378,803	352,901	341,931

Valuation adjustments	(17,712)	(14,244)	(14,692)

Total net lending	361,091	338,657	327,239

(1)	Includes mortgage loans to households for the acquisition of housing.

The following table sets forth a breakdown, by currency, of our net loan portfolio as of each of the dates indicated:

	As of June 30, 2015	As of December 31, 2014	As of June 30, 2014
	(In Millions of Euros)
In euros	199,587	182,852	189,196
In other currencies	161,505	155,805	138,043

Total net lending	361,091	338,657	327,239

As of June 30, 2015, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €654 million, compared to €1,145 million as of December 31, 2014. Loans outstanding to the Spanish government and its agencies amounted to €24,911 million, or 6.6% of our total loans and advances as of June 30, 2015, compared to €23,421 million, or 6.6% of our total loans and advances as of December 31, 2014. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of June 30, 2015, excluding government-related loans, amounted to €22,106 million or approximately 5.9% of our total outstanding loans and advances. As of June 30, 2015, no concentration of loans exceeding 10% of our total outstanding loans and advances existed, other than by category as disclosed in the table above.

Maturity and Interest Sensitivity

The following table shows the maturity of our total loans and advances by domicile of the office that issued the loan and the type of customer as of June 30, 2015. The determination of maturities is based on contract terms.

	Maturity
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
		(In Millions of Euros)
Domestic
Government	12,328	8,315	4,268	24,911
Agriculture	474	376	173	1,023
Industrial	10,694	2,470	1,581	14,745
Real estate and construction	11,299	3,539	4,642	19,479
Commercial and financial	6,434	2,795	3,683	12,913
Loans to individuals	15,449	19,513	73,233	108,195
Other	9,579	4,572	3,834	17,985

Total Domestic	66,256	41,580	91,414	199,250

Foreign
Government	2,016	1,670	11,175	14,861
Agriculture	1,411	819	473	2,702
Industrial	9,931	11,612	4,544	26,087
Real estate and construction	3,987	8,215	3,170	15,372
Commercial and financial	13,543	6,135	2,441	22,119
Loans to individuals	12,232	15,015	44,775	72,022
Other	8,775	11,159	6,456	26,389

Total Foreign	51,894	54,624	73,034	179,553

Total Loans and Advances (1)	118,151	96,204	164,448	378,803

(1)	Gross of provisions

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2015.

	Interest Sensitivity of Outstanding Loans and Advances Maturing in More Than One Year
	Domestic	Foreign	Total
		(In Millions of Euros)
Fixed rate	16,108	63,299	79,407
Variable rate	116,886	64,359	181,245

Total Loans and Advances	132,994	127,658	260,652

Impairment Losses on Loans and Advances

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment losses on financial assets” in the 2014 20-F and Note 2.2.1 to the Interim Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	As of and for the Six Months Ended June 30,	As of and for the Year Ended December 31,	As of and for the Six Months Ended June 30,
	2015	2014	2014
	(In Millions of Euros, Except Percentages)
Loan loss reserve at beginning of period:
Domestic	9,835	10,514	10,514
Foreign	4,443	4,481	4,481

Total loan loss reserve at beginning of period	14,277	14,995	14,995

Loans charged off:
Total domestic (1)	(1,286)	(2,628)	(1,201)
Total foreign (2)	(996)	(1,836)	(915)

Total Loans charged off:	(2,282)	(4,464)	(2,117)

Provision for possible loan losses:
Domestic	1,061	2,308	1,118
Foreign	1,285	2,439	1,178

Total Provision for possible loan losses	2,347	4,747	2,295
Acquisition and disposition of subsidiaries	—	—	—
Effect of foreign currency translation	(274)	(119)	(95)
Other	(482)	(880)	(353)

Loan loss reserve at end of period:
Domestic	12,079	9,835	10,232
Foreign	5,662	4,443	4,494

Total Loan loss reserve at end of period	17,741	14,277	14,726

Loan loss reserve as a percentage of total loans and receivables at end of period	4.44%	3.83%	4.10%
Net loan charge-offs as a percentage of total loans and receivables at end of period	0.57%	1.20%	0.59%

(1)	Domestic loans charged off in the six months ended June 30, 2015 were mainly related to the real estate sector. Domestic loans charged off in 2014 were mainly related to the real estate sector.
(2)	Foreign loans charged off in the six months ended June 30, 2015 include €972 million related to real estate loans and loans to individuals and others and €24 million related to commercial and financial loans. Loans charged off in 2014 include €1,806 million related to real estate loans and loans to individuals and others and €30 million related to commercial and financial loans.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €2,282 million during the six months ended June 30, 2015 compared to €2,117 million during the six months ended June 30, 2014.

Our loan loss reserves as a percentage of total loans and advances increased to 4.4% as of June 30, 2015 from 3.8% as of December 31, 2014.

Impaired Loans

As described in Note 2.2.1 to the Interim Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to ensure (in part or in full) the performance of the loans.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2015 and 2014 was €117.6 million and €115.8 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of June 30,	As of December 31,
	2015	2014
	(In Millions of Euros, Except Percentages)
Impaired loans
Domestic	21,109	18,563
Public sector	272	172
Other resident sector	20,837	18,391
Foreign	4,215	4,167
Public sector	18	8
Other non-resident sector	4,198	4,159
Total impaired loans	25,325	22,730
Total loan loss reserve	(17,741)	(14,277)
Impaired loans net of reserves	7,584	8,453
Impaired loans as a percentage of total loans and receivables (net)	6.33%	6.10%
Impaired loans (net of reserve) as a percentage of total loans and receivables (net)	1.90%	2.27%

Our total impaired loans amounted to €25,325 million as of June 30, 2015, an 11.4% increase compared to €22,730 million as of December 31, 2014. This increase is mainly attributable to the increase in impaired loans in the “Other resident sector” as a result of the acquisition of Catalunya Banc in April 2015 in Spain.

As mentioned in Note 2.2.1 to the Interim Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for incurred but not reported losses. As of June 30, 2015, the loan loss reserve amounted to €17,741 million, a 24.3% increase compared to €14,277 million as of December 31, 2014. This increase in our loan loss reserve is mainly due to the acquisition of Catalunya Banc in April 2015 in Spain.

The following table provides information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves to customers taken for each impaired loan category as of June 30, 2015.

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	272	(34)	1.09%
Credit institutions	—	—	—
Other sectors	20,837	(10,525)	11.95%
Agriculture	132	(67)	12.87%
Industrial	1,716	(922)	11.64%
Real estate and construction	8,675	(4,938)	44.53%
Commercial and other financial	1,359	(650)	10.53%
Loans to individuals	6,817	(2,625)	6.30%
Other	2,139	(1,322)	11.89%

Total Domestic	21,109	(10,559)	10.59%

Foreign:
Government	18	(7)	0.12%
Credit institutions	25	(21)	0.10%
Other sectors	4,173	(1,961)	2.53%
Agriculture	81	(28)	3.00%
Industrial	257	(144)	0.99%
Real estate and construction	549	(269)	3.57%
Commercial and other financial	472	(205)	2.13%
Loans to individuals	2,298	(1,034)	3.19%
Other	515	(282)	1.95%

Total Foreign	4,215	(1,989)	2.35%

General reserve	—	(5,192)

Total impaired loans	25,325	(17,741)	6.69%

Troubled Debt Restructurings

As of June 30, 2015, “troubled debt restructurings”, as described in Note 7 and Annex VIII to our Interim Consolidated Financial Statements, totaling €10,095 million were not considered impaired loans. For additional information on our restructured or renegotiated loans, see Note 7 and Annex VIII to our Interim Consolidated Financial Statements.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical non-performing asset ratio trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with non-performing asset ratio higher than our average non-performing asset ratio. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The non-performing asset ratio in our domestic real estate and construction portfolio was 44.5% as of June 30, 2015 (compared to 44.8% as of December 31, 2014), substantially higher than the average non-performing asset ratio for all of our domestic activities (10.6%) and the average non-performing asset ratio for all of our consolidated activities (6.1%) as of such date. Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 47.6% as of such date (compared to 49.7% as of December 31, 2014). Given such non-performing asset ratio, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Interim Consolidated Financial Statements). The table below sets forth additional information on our domestic real estate and construction portfolio “Potential problem loans” as of June 30, 2015:

	Book Value	Loan Loss Reserve	% of Loans in Each Category to Total Loans to Customers
	(In Millions of Euros, Except Percentages)
Domestic(1)
Impaired loans	7,213	4,212	1.8%
Special monitoring loans	999	321	0.2%
Of which:
Troubled debt restructurings	753	230	0.2%

(1)	Potential problem loans outside of Real Estate Activity in Spain as of June 30, 2015 were not significant.

Foreign Country Outstandings

The following table sets forth, as of the dates indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked). As of June 30, 2015 and December 31, 2014, no country’s cross-border outstanding exceeded 1% of our total assets. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	As of June 30, 2015		As of December 31, 2014
	Amount	% of total assets	Amount	% of total assets
	(In Millions of Euros, Except %)
United Kingdom	5,857	0.9%	5,816	0.9%
Mexico	1,732	0.3%	1,606	0.3%
Other OECD	7,068	1.1%	6,162	1.0%

Total OECD	14,657	2.2%	13,584	2.1%
Central and South America	3,208	0.5%	2,850	0.4%
Other	7,680	1.1%	4,773	0.7%

Total	25,545	3.8%	21,207	3.3%

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of June 30, 2015:

Categories(1)	Minimum Percentage of Coverage (Outstandings Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.
(2)	Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.
(3)	Outstandings to very doubtful countries are treated as impaired under Bank of Spain regulations.
(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €138 million and €192 million as of June 30, 2015 and December 31, 2014, respectively. These figures do not reflect loan loss reserves of 18.8% and 16.7% respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2015 did not in the aggregate exceed 0.1% of our total assets.

The country-risk exposures described in the preceding paragraph as of June 30, 2015 and December 31, 2014 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2015 and December 31, 2014 amounted to $109 million and $118 million, respectively (approximately €97 million as of each such respective date, based on a euro/dollar exchange rate on June 30, 2015 of $1.00= €0.89 and on December 31, 2014 of $1.00 = €0.82).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of June 30, 2015
	Customer Deposits	Bank of Spain and Other Central Banks	Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	166,678	25,710	9,824	202,212
Foreign
Western Europe	30,012	102	27,520	57,634
Mexico	51,364	7,069	1,907	60,340
Latin America	45,016	1,974	4,201	51,191
United States	56,214	—	8,181	64,395
Other	2,070	1,341	2,705	6,116
Total Foreign	184,676	10,485	44,514	239,675

Total	351,354	36,195	54,338	441,887

	As of December 31, 2014
	Customer Deposits	Bank of Spain and Other Central Banks	Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	143,694	17,576	10,273	171,543
Foreign
Western Europe	18,187	101	39,056	57,344
Mexico	46,678	8,599	3,065	58,342
Latin America	57,992	1,093	4,638	63,723
United States	50,902	—	6,411	57,313
Other	1,607	824	1,725	4,156
Total Foreign	175,366	10,617	54,895	240,878

Total	319,060	28,193	65,168	412,421

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 21 to the Interim Consolidated Financial Statements.

As of June 30, 2015, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €89,654 considering the noon buying rate as of June 30, 2015) or greater was as follows:

	As of June 30, 2015
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	9,093	20,385	29,478
Over 3 to 6 months	5,209	7,339	12,548
Over 6 to 12 months	9,001	7,901	16,902
Over 12 months	12,524	10,256	22,779
Total	35,827	45,880	81,707

Time deposits from Spanish and foreign financial institutions amounted to €28,497 million as of June 30, 2015, substantially all of which were in excess of $100,000 (approximately €89,654 considering the noon buying rate as of June 30, 2015).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2015 and December 31, 2014, see Note 21 to the Interim Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of June 30, 2015, December 31, 2014 and June 30, 2014.

	As of and for the Six Months Ended June 30, 2015		As of and for the Year Ended December 31, 2014		As of and for the Six Months Ended June 30, 2014
	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of end of period	40,680	0.7%	48,538	0.6%	44,696	0.9%
Average during period	41,708	0.6%	45,702	0.9%	43,143	1.0%
Maximum quarter-end balance	44,380	—	48,538	—	47,238	—
Bank promissory notes:
As of end of period	458	1.2%	1,070	1.7%	581	1.0%
Average during period	1,053	1.9%	1,000	1.4%	938	1.1%
Maximum quarter-end balance	1,667	—	1,107	—	1,107	—
Bonds and Subordinated debt :
As of end of period	11,786	3.9%	15,070	3.7%	14,267	3.6%
Average during period	13,436	3.1%	14,791	3.0%	14,227	3.5%
Maximum quarter-end balance	13,734	—	15,503	—	15,487	—

Total short-term borrowings as of end of period	52,924	1.4%	64,677	1.3%	59,545	1.5%

Return on Equity

The following table sets out our return on equity ratios:

	As of June 30, 2015	As of December 31, 2014	As of June 30, 2014
	(In Percentages)
Return on equity (1)	9.8%	5.8%	5.8%
Return on assets(2)	0.8%	0.5%	0.5%
Equity to assets ratio(3)	8.0%	7.8%	7.7%

(1)	Represents profit attributable to parent company for the period as a percentage of average stockholders’ equity for the period. For June 30, 2015 and June 30, 2014 data, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.
(2)	Represents profit attributable to parent company as a percentage of average total assets for the period. For June 30, 2015 and June 30, 2014 data, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.
(3)	Represents average stockholders’ equity over average total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Turkish liras, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and New Peruvian soles. For example, if Latin American currencies, the U.S. dollar or the Turkish lira depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of Latin American currencies, the U.S. dollar or the Turkish lira against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Interim Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as of and for the six months ended June 30, 2015 and 2014 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2014	As of June 30, 2015	As of December 31, 2014
Mexican peso	16.8845	17.9756	17.5331	17.8680
U.S. dollar	1.1155	1.3705	1.1189	1.2141
Argentine peso	9.8345	10.7219	10.1617	10.3830
Chilean peso	693.0007	757.5758	710.2273	736.9197
Colombian peso	2,770.0831	2,688.17	2,890.1734	2,906.9767
Peruvian new sol	3.4576	3.8371	3.5527	3.6144
Venezuelan bolivar fuerte (*)	220.7506	14.634	220.7506	14.5692
Turkish lira	2.8623	2.9677	2.9953	2.8320

(*)	With respect to 2015, the SIMADI exchange rate has been used, as reference. With respect to 2014, the SICAD I exchange rate has been used as reference.

During the six months ended June 30, 2015, all of the above currencies appreciated against the euro in average terms, except for the Colombian peso, which remained almost stable, and the Venezuelan bolivar fuerte, which depreciated significantly. With respect to period-end exchange rates, there was a period-on-period appreciation of all of the above currencies against the euro, except for the Venezuelan bolivar fuerte and the Turkish lira. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement and was positive for the period-on-period comparison of the Group’s balance sheet.

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits) in the countries in which we operate. Demand for our products and services in those countries is affected by interest rates and overall economic performance in terms of activity levels, employment and inflation. The demand for loans and saving products has historically correlated positively with changes in Gross Domestic Product (GDP) and employment. In addition, our results of operations are substantially dependent upon the level of our net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond our control, including fiscal and monetary policies of governments and central banks, regulation of the financial sectors in the markets in which we operate, domestic and international economic and political conditions and other factors. Changes in market interest rates can affect the interest rates that we receive on our interest-earning assets differently from the rates that we pay for our interest-bearing liabilities. Furthermore, changes in market rates generally affect our interest-earning assets more quickly than our interest-bearing liabilities, which positively affects net interest income when interest rates are rising but negatively affects net interest income when interest rates are falling. All of these items may, in turn, result in changes in the net interest income we receive.

The world growth slowed in the first half of 2015 to an annualized quarterly rate of around 2.6% in the second quarter of 2015 according to BBVA Research estimates, nearly 0.7 percentage points below the annual growth in 2014. This deceleration was the result of the moderation of activity in the United States and the slowdown in the bulk of the emerging economies, particularly China and South America.

Regarding the evolution of key economic areas for the Group, Eurozone GDP grew 0.5% quarter-on-quarter in the first quarter of 2015 and 0.4% in the second quarter of 2015, its best momentum since mid-2011. Spain GDP grew 1.0% and 0.9% quarter-on-quarter in the first and second quarter of 2015, respectively. The recovery of the Spanish economy has been supported both by external factors (including the stimulus measures adopted by the European Central Bank (ECB), the depreciation of the euro and the reduction in the price of oil) and domestic factors (including increased confidence in the private sector, incipient recovery of the real estate market, job creation, a less restrictive fiscal policy and improved credit conditions). As regards interest rates, the ECB repo rate remained at minimum levels while the long-term sovereign yields (taking 10-years German Bund as reference) increased slightly in response to the stabilization in inflation expectations and the lower political uncertainty related to the Greek crisis. In Spain, the sovereign risk premium registered certain fluctuations in the six months ended June 30, 2015 and ended the period at levels of 140 bps.

The Mexican economy grew 0.4% quarter-on-quarter in the first quarter of 2015 and 0.5% in the second quarter of 2015 mainly due to higher domestic demand and in spite of the negative impact of lower oil prices and the decrease in U.S. demand. The inflation remained well below 3%. The central bank left unchanged the reference interest rates (which have been stable at 3% since June 2014) in line with the Fed’s decision to delay the first hike in September. The uncertainty about the U.S. monetary policy, the deterioration in the global economic outlook due mainly to China’s slowdown and the correction in the commodity prices have increased the risk premium in emerging markets, including Mexico.

Turkey’s GDP grew by 3.8% in the first half of 2015 as a result mainly of increased domestic demand, mainly household’s consumption, which more than offset the adverse effect of lower foreign demand and the higher cost of foreign funding. The Turkish monetary authority decided to cut the reference interest rates by 100 basis points to 7.5% at the beginning of the year to promote the economic recovery, keeping them in that level until September. The sovereign risk premium increased in Turkey more significantly than in other emerging economies.

South America growth remained subdued in the first half of 2015 due to the combined impact of lower commodity prices, lower demand from China and less supportive global funding conditions with the expected Fed’s lift-off. The GDP of South America’s main economies (Argentina, Brazil, Chile, Colombia, Peru and Venezuela) fell 0.3% year-on-year in the second quarter 2015 according to BBVA Research estimates (first quarter of 2015: -0.1% year-on-year). The need to contain inflation pressures derived from currency depreciations resulted in interest rates hikes in economies such as Brazil or Peru. Other countries, with less pressing problems, continued to follow the Fed’s strategy, keeping the reference interest rates stable. South America countries generally experienced a deterioration in the risk premium which was particularly intense in Brazil and Colombia.

U.S. GDP began 2015 with a substantial slowdown, with a positive growth of 0.2% quarter-on-quarter in the first quarter. The unusually harsh weather conditions accounted for a portion of the slowdown. In the second quarter, growth rebounded to 0.9% quarter-on-quarter. The impact of lower oil prices on energy sector investment and the early effects of the U.S. dollar appreciation on exports have hindered growth evolution in the recent quarters. However, the labor market continued to improve, with employment gains estimated to be between the range 1.5%-2.0% since October 2014 to August 2015, which helped support household disposable income and private consumption during a period of low energy prices, a steady improvement in nominal wages and easing monetary conditions. Official interest rates continued anchored to 0%, explaining, in part, the stability of the long term interest rates at levels close to 2.2% (considering the 10-years sovereign yield).

BBVA Group Results of Operations for the Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

The table below shows the Group’s consolidated income statements for the six months ended June 30, 2015 and June 30, 2014.

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Interest and similar income	10,665	11,000	(3.0)
Interest expense and similar charges	(3,570)	(4,276)	(16.5)

Net interest income	7,095	6,724	5.5

Dividend income	236	370	(36.2)
Share of profit or loss of entities accounted for using the equity method	195	155	25.8
Fee and commission income	2,801	2,617	7.0
Fee and commission expenses	(682)	(625)	9.1
Net gains (losses) on financial assets and liabilities	826	978	(15.5)
Net exchange differences	620	173	258.4
Other operating income	2,271	2,242	1.3
Other operating expenses	(2,144)	(2,552)	(16.0)
Gross income	11,219	10,082	11.3
Administration costs	(4,927)	(4,542)	8.5
Personnel expenses	(2,888)	(2,638)	9.5
General and administrative expenses	(2,039)	(1,905)	7.0
Depreciation and amortization	(572)	(548)	4.4
Net operating income	5,720	4,992	14.6
Provisions (net)	(392)	(433)	(9.5)
Impairment losses on financial assets (net)	(2,137)	(2,126)	0.5
Impairment losses on other assets (net)	(128)	(98)	30.6
Gains (losses) on derecognized assets not classified as non-current assets held for sale	23	14	64.3
Negative goodwill	22	—	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	791	(281)	n.m. (1)

Operating profit before tax	3,899	2,067	88.6

Income tax	(941)	(524)	79.6

Profit from continuing operations	2,958	1,544	91.7

Profit from discontinued operations (net)	—	—	0.0

Profit	2,958	1,544	91.7

Profit attributable to parent company	2,759	1,328	107.8
Profit attributable to non-controlling interests	200	215	(7.0)

(1)	Not meaningful.

Net interest income

The following table summarizes the principal components of net interest income for the six months ended June 30, 2015 and June 30, 2014.

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Interest and similar income	10,665	11,000	(3.0)
Interest expense and similar charges	(3,570)	(4,276)	(16.5)

Net interest income	7,095	6,724	5.5

Net interest income for the six months ended June 30, 2015 amounted to €7,095 million, a 5.5% increase compared with the €6,724 million recorded for the six months ended June 30, 2014, mainly as a result of the positive performance of the global markets unit (which led to lower interest expense), the Catalunya Banc acquisition, lower costs of deposits in Spain and increased activity in the majority of the units, partially offset by the effect of the depreciation of the Venezuelan bolivar fuerte (which led to a lower contribution in euros of the net interest income generated in Venezuela).

Dividend income

Dividend income for the six months ended June 30, 2015 amounted to €236 million, a 36.2% decrease compared with the €370 million recorded for the six months ended June 30, 2014. Dividend income for the six months ended June 30, 2015 was mainly attributable to the receipt of dividends from Telefonica. Dividend income for the six months ended June 30, 2014 was mainly attributable to the receipt of dividends from China CITIC Bank Corporation Limited (“CNCB”). We sold our stake in CNCB in the six months ended June 30, 2015 (a 4.9% stake on March 12, 2015 and the remaining 1.5% stake through various transactions during the six months ended June 30, 2015, mainly in January and April).

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the six months ended June 30, 2015 amounted to €195 million, a 25.8% increase compared with the €155 million recorded for the six months ended June 30, 2014, mainly due to the higher profit from Garanti and decreased losses from Metrovacesa, a Spanish construction company in which we hold a 19.4% interest.

Fee and commission income

The breakdown of fee and commission income for the six months ended June 30, 2015 and June 30, 2014 is as follows:

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Commitment fees	84	94	(10.6)
Contingent risks	154	148	4.1
Letters of credit	19	22	(13.6)
Bank and other guarantees	135	126	7.1
Arising from exchange of foreign currencies and banknotes	2	8	(75.0)
Collection and payment services income	1,493	1,427	4.6
Bills receivables	38	31	22.6
Current accounts	176	166	6.0
Credit and debit cards	937	921	1.7
Checks	115	101	13.9
Transfers and others payment orders	187	155	20.6
Other	40	53	(24.5)
Securities services income	626	581	7.7
Securities underwriting	38	41	(7.3)
Securities dealing	105	100	5.0
Custody securities	159	151	5.3
Investment and pension funds	260	226	15.0
Other asset management	64	63	1.6
Counseling on and management of one-off transactions	8	7	14.3
Financial and similar counseling services	55	36	52.8
Factoring transactions	14	18	(22.2)
Non-banking financial products sales	81	54	50.0
Other fees and commissions	284	244	16.4

Fee and commission income	2,801	2,617	7.0

Fee and commission income increased by 7.0% to €2,801 million for the six months ended June 30, 2015, from €2,617 million for the six months ended June 30, 2014, mainly as a result of increased collection and payment services income, particularly transfers, fees and commissions from credit cards in Mexico and the United States, and the greater contribution of Catalunya Banc in fees and commissions from mutual funds.

Fee and commission expenses

The breakdown of fee and commission expenses for the six months ended June 30, 2015 and June 30, 2014 is as follows:

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	1	—	n.m.	(1)
Fees and commissions assigned to third parties	508	470	8.1
Credit and debit cards	414	398	4.0
Transfers and others payment orders	39	31	25.8
Securities dealing	1	2	(50.0)
Other	54	39	38.5
Other fees and commissions	173	155	11.6

Fee and commission expenses	682	625	9.1

(1)	Not meaningful.

Fee and commission expenses increased by 9.1% to €682 million for the six months ended June 30, 2015, from €625 million for the six months ended June 30, 2014, primarily due to the increased fees and commission expenses from credit and debit cards in Mexico.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities decreased by 15.5% to €826 million for the six months ended June 30, 2015 from €978 million for the six months ended June 30, 2014, mainly due to a decrease in our debt securities portfolio which resulted in lower gains on financial assets. Gains on available-for-sale financial assets decreased by 12.4% to €613 million for the six months ended June 30, 2015 from €700 million for the six months ended June 30, 2014, mainly as a result of the lower volume of derivatives.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2015 and 2014:

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Financial assets held for trading	161	496	(67.5)
Other financial assets designated at fair value through profit or loss	14	(14)	n.m.	(1)
Other financial instruments not designated at fair value through profit or loss	652	496	31.5
Available-for-sale financial assets	613	700	(12.4)
Loans and receivables	37	8	n.m.	(1)
Other	2	(211)	n.m.	(1)

Net gains (losses) on financial assets and liabilities	826	978	(15.5)

(1)	Not meaningful.

Net exchange differences increased from €173 million for the six months ended June 30, 2014 to €620 million for the six months ended June 30, 2015 due primarily to the evolution of foreign currencies and exchange rate management, including hedging arrangements.

Other operating income and expenses

Other operating income amounted to €2,271 million for the six months ended June 30, 2015, a 1.3% increase compared to €2,242 million for the six months ended June 30, 2014, due mainly to increased income derived from non-financial services, partially offset by lower income from insurance and reinsurance contracts.

Other operating expenses for the six months ended June 30, 2015 amounted to €2,144 million, a 16.0% decrease compared to the €2,552 million recorded for the six months ended June 30, 2014, due primarily to lower contributions to deposit guarantee funds in the countries in which the BBVA Group operates, lower adjustment for hyperinflation in Venezuela and lower expenses from insurance and reinsurance contracts, which more than offset the adverse effects of high inflation in Turkey and Argentina.

Administration costs

Administration costs for the six months ended June 30, 2015 amounted to €4,927 million, an 8.5% increase compared with the €4,542 million recorded for the six months ended June 30, 2014, mainly due to the effect of exchange rates, the high inflation in some countries, and the transformation plans the Group has undertaken in almost all of its units. These transformation plans were aimed at boosting alternative sales channels such as mobile banking and online banking.

The table below provides a breakdown of personnel expenses for the six months ended June 30, 2015 and June 30, 2014.

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Wages and salary	2,221	1,990	11.6
Social security costs	348	342	1.8
Defined contribution plan expense	44	47	(6.4)
Defined benefit plan expense	33	30	10.0
Other personnel expenses	242	229	5.7

Personnel expenses	2,888	2,638	9.5

Wages and salary expenses increased 11.6% from €1,990 million for the six months ended June 30, 2014 to €2,221 million for the six months ended June 30, 2015, mainly as a result of the U.S. dollar appreciation.

The table below provides a breakdown of general and administrative expenses for the six months ended June 30, 2015 and June 30, 2014:

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)
Technology and systems	293	275	6.5
Communications	122	134	(9.0)
Advertising	97	91	6.6
Property, fixtures and materials	464	435	6.7
Of which:
Rent expenses	271	226	19.9
Taxes other than income tax	203	190	6.8
Other expenses	860	780	10.3

General and administrative expenses	2,039	1,905	7.0

Technology and systems expenses increased from €275 million for the six months ended June 30, 2014 to €293 million for the six months ended June 30, 2015, mainly due to higher investments in technology. Property, fixtures and materials expenses increased from €435 million for the six months ended June 30, 2015 to €464 million mainly as a result of higher rent expenses in Mexico and the United States. Other expenses increased from €780 million for the six months ended June 30, 2014 to €860 million for the six months ended June 30, 2015 mainly due to the increase of outsourced services in Spain.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2015 was €572 million, a 4.4% increase compared with the €548 million recorded for the six months ended June 30, 2014, mainly due to the amortization of software and hardware.

Provisions (net)

Provisions (net) for the six months ended June 30, 2015 was €392 million, a 9.5% decrease compared with the €433 million recorded for the six months ended June 30, 2014, as a result of a decrease in the costs related to early retirements and contributions to pension funds.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the six months ended June 30, 2015 was a loss of €2,137 million, a 0.5% increase compared with the €2,126 million loss recorded for the six months ended June 30, 2014 mainly due to the acquisition of Catalunya Banc in April 2015, which resulted in an increase in non-performing assets in Spain. The Group’s non-performing asset ratio was 6.1% as of June 30, 2015, compared to 5.8% as of December 31, 2014.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the six months ended June 30, 2015 amounted to €128 million, a 30.6% increase compared to the €98 million recorded for the six months ended June 30, 2014, due to higher impairment losses on real estate investments and inventories.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the six months ended June 30, 2015 amounted to a gain of €23 million, compared to a gain of €14 million recognized for the six months ended June 30, 2014, mainly as a result of gains from the sale of certain premises in Mexico in 2015.

Negative goodwill

Negative goodwill for the six months ended June 30, 2015 amounted to €22 million, compared to no negative goodwill for the six months ended June 30, 2014. Negative goodwill for the six months ended June 30, 2015 was attributable to the acquisition of Catalunya Banc in April 2015.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the six months ended June 30, 2015 amounted to a gain of €791 million, compared to a loss of €281 million for the six months ended June 30, 2014. The gains in 2015 were mainly attributable to the sale of a 6.4% stake in CNCB while the losses in 2014 related mainly to higher provisions made in connection with foreclosed real estate assets in Spain.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the six months ended June 30, 2015 was €3,899 million, an 88.6% increase from the €2,067 million recorded for the six months ended June 30, 2014.

Income tax

Income tax for the six months ended June 30, 2015 was an expense of €941 million, compared with an expense of €524 million recorded for the six months ended June 30, 2014, due mainly to the higher operating profit before tax.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the six months ended June 30, 2015 was €2,958 million, a 91.7% increase from the €1,544 million recorded for the six months ended June 30, 2014.

Profit from discontinued operations (net)

There was no profit from discontinued operations for the six months ended June 30, 2015 or June 30, 2014.

Profit

As a result of the foregoing, profit for the six months ended June 30, 2015 was €2,958 million, a 91.7% increase from the €1,544 million recorded for the six months ended June 30, 2014.

Profit attributable to parent company

Profit attributable to parent company for the six months ended June 30, 2015 was €2,759 million, a 107.8% increase from the €1,328 million recorded for the six months ended June 30, 2014.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the six months ended June 30, 2015 was €200 million, a 7.0% decrease compared with the €215 million registered for the six months ended June 30, 2014, principally due to the weaker performance of our Venezuelan operations (attributable to the effect of exchange rates) where there are minority shareholders.

Results of Operations by Operating Segment

The information contained in this section is presented under management criteria.

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, which are the following:

•	The treatment of Garanti: Under management criteria, 25.01% (our interest in Garanti during the reported periods) of the assets liabilities and income statement of Garanti are included in every line of the balance sheet and income statement, respectively, while for purposes of the Group financial statements the participation in Garanti is accounted under “Share of profit or loss of entities accounted for using the equity method”.

•	The creation of a line in the income statement called “Profit from corporate operations” which is in place of “Profit from discontinued operations” that includes the gains from the sale of our 6.43% participation in CNCB during the six months ended June 30, 2015.

	For the Six Months Ended June 30, 2015
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	1,982	(14)	425	85	2,734	1,652	881	(225)	7,521	(425)	7,096

Net fees and commissions	810	1	98	90	605	360	317	(65)	2,216	(97)	2,119
Net gains (losses) on financial assets and liabilities and net exchange differences	675	2	(22)	89	109	306	117	148	1,425	21	1,446
Other operating income and expenses (net) (*)	244	(45)	9	0	110	(22)	16	80	392	166	558

Gross income	3,711	(56)	510	265	3,558	2,297	1,332	(63)	11,554	(335)	11,219

Administration costs	(1,447)	(57)	(203)	(169)	(1,201)	(961)	(778)	(311)	(5,127)	200	(4,927)
Depreciation and amortization	(56)	(12)	(19)	(7)	(108)	(53)	(104)	(231)	(590)	18	(572)

Net margin before provisions	2,208	(125)	289	89	2,248	1,283	449	(605)	5,837	(117)	5,720

Impairment losses on financial assets (net)	(775)	(116)	(71)	(28)	(852)	(310)	(62)	5	(2,208)	71	(2,137)
Provisions (net) and other gains (losses)	(280)	(196)	1	5	(16)	(45)	4	(53)	(582)	898	316

Operating profit/ (loss) before tax	1,152	(437)	219	66	1,380	927	390	(652)	3,046	853	3,899

Income tax	(341)	136	(44)	(23)	(339)	(272)	(104)	172	(815)	(126)	(941)

Profit from continuing operations	811	(301)	174	43	1,042	655	286	(480)	2,231	727	2,958

Profit from discontinued operations /Profit from corporate operations (net) (**)	—	—	—	—	—	—	—	727	727	(727)	—

Profit	811	(301)	174	43	1,042	655	286	247	2,958	—	2,958

Profit attributable to non-controlling interests	(2)	—	—	—	—	(181)	—	(17)	(201)	—	(200)

Profit attributable to parent company	809	(300)	174	43	1,041	474	286	230	2,759	—	2,759

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group Income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

	For the Six Months Ended June 30, 2014
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	1,869	(22)	314	95	2,354	2,061	693	(325)	7,038	(314)	6,724

Net fees and commissions	733	1	95	96	560	391	268	(57)	2,086	(94)	1,992
Net gains (losses) on financial assets and liabilities and net exchange differences	642	—	26	95	108	246	74	(15)	1,176	(25)	1,151
Other operating income and expenses (net) (*)	140	(97)	7	177	112	(335)	2	62	67	148	215

Gross income	3,384	(118)	442	463	3,134	2,362	1,037	(335)	10,368	(286)	10,082

Administration costs	(1,367)	(64)	(169)	(159)	(1,067)	(972)	(626)	(286)	(4,710)	168	(4,542)
Depreciation and amortization	(52)	(12)	(17)	(5)	(88)	(73)	(87)	(231)	(565)	17	(548)

Net margin before provisions	1,965	(193)	255	298	1,980	1,317	324	(852)	5,093	(101)	4,992

Impairment losses on financial assets (net)	(859)	(126)	(50)	(42)	(750)	(306)	(42)	(1)	(2,177)	51	(2,126)
Provisions (net) and other gains (losses)	(238)	(341)	(9)	(4)	(42)	(54)	(17)	(103)	(808)	10	(798)

Operating profit/ (loss) before tax	868	(661)	196	253	1,188	956	266	(957)	2,109	(41)	2,068

Income tax	(258)	195	(41)	(44)	(287)	(264)	(70)	205	(566)	42	(524)

Profit from continuing operations	610	(466)	155	208	901	692	196	(752)	1,544	0	1,544

Profit from discontinued operations /Profit from corporate operations (net) (**)	—	—	—	—	—	—	—	—	—	—	—

Profit	610	(466)	155	208	901	692	196	(752)	1,544	—	1,544

Profit attributable to non-controlling interests	(2)	1	—	—	—	(212)	—	(3)	(215)	—	(215)

Profit attributable to parent company	608	(465)	155	208	900	481	196	(755)	1,328	—	1,328

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group Income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”. For the six months ended June 30, 2014, this Income Statement line has no balance.

Results of Operations by Operating Segment for the Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

BANKING ACTIVITY IN SPAIN

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)

Net interest income	1,982	1,869	6.1

Net fees and commissions	810	733	10.5
Net gains (losses) on financial assets and liabilities and net exchange differences	675	642	5.0
Other operating income and expenses (net)	244	140	74.2

Gross income	3,711	3,384	9.7

Administration costs	(1,447)	(1,367)	5.9
Depreciation and amortization	(56)	(52)	6.9

Net margin before provisions	2,208	1,965	12.4

Impairment losses on financial assets (net)	(775)	(859)	(9.7)
Provisions (net) and other gains (losses)	(280)	(238)	17.6

Operating profit/(loss) before tax	1,152	868	32.8

Income tax	(341)	(258)	32.3

Profit from continuing operations	811	610	33.0

Profit from corporate operations (net)	—	—	—

Profit	811	610	33.0

Profit attributable to non-controlling interests	(2)	(2)	9.0

Profit attributable to parent company	809	608	33.1

(1)	Not meaningful.

The period-on-period comparison has been affected by the acquisition of Catalunya Banc in April 2015.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2015 was €1,982 million, a 6.1% increase compared with the €1,869 million recorded for the six months ended June 30, 2014, mainly as a result of lower deposits costs due to a decrease in the average interest rate payable on deposits and the acquisition of Catalunya Banc, which contributed lending activity with higher margins.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2015 amounted to €810 million, a 10.5% increase compared with the €733 million recorded for the six months ended June 30, 2014, primarily due to the acquisition of Catalunya Banc and the greater contribution from fees and commissions from mutual funds.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2015 was a gain of €675 million compared with the €642 million gain recorded for the six months ended June 30, 2014, as a result of positive exchange rate differences.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2015 was a gain of €244 million, compared with the €140 million gain recorded for the six months ended June 30, 2014, mainly as a result of lower contributions to the Deposit Guarantee Fund, which more than offset the integration costs incurred in connection with the acquisition of Catalunya Banc.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2015 were €1,447 million, a 5.9% increase compared with the €1,367 million recorded for the six months ended June 30, 2014, mainly as a result of the acquisition of Catalunya Banc.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2015 was €775 million, a 9.7% decrease from the €859 million recorded for the six months ended June 30, 2014, which is mainly attributable to the improvement of credit quality and the lower deterioration of collateral value of the loan portfolio.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the six months ended June 30, 2015 were a loss of €280 million, compared with the €238 million loss recorded for the six months ended June 30, 2014, mainly due to the increase in provisions for early retirements.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2015 was €1,152 million, compared with an operating profit before tax of €868 million recorded for the six months ended June 30, 2014.

Income tax

Income tax of this operating segment for the six months ended June 30, 2015 was an expense of €341 million, compared with a €258 million expense recorded for the six months ended June 30, 2014, primarily as a result of the higher operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2015 was €809 million, a 33.1% increase from the €608 million recorded for the six months ended June 30, 2014.

REAL ESTATE ACTIVITY IN SPAIN

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)

Net interest income	(14)	(22)	(35.1)

Net fees and commissions	1	1	47.8
Net gains (losses) on financial assets and liabilities and net exchange differences	2	—	n.m. (1)
Other operating income and expenses (net)	(45)	(97)	(53.9)

Gross income	(56)	(118)	(52.6)

Administration costs	(57)	(64)	(10.1)

Depreciation and amortization	(12)	(12)	2.5

Net margin before provisions	(125)	(193)	(35.3)

Impairment losses on financial assets (net)	(116)	(126)	(8.1)
Provisions (net) and other gains (losses)	(196)	(341)	(42.5)

Operating profit/(loss) before tax	(437)	(661)	(33.9)

Income tax	136	195	(30.0)

Profit/(loss) from continuing operations	(301)	(466)	(35.5)

Profit from corporate operations (net)	—	—	n.m. (1)

Profit/(loss)	(301)	(466)	(35.5)

Profit attributable to non-controlling interests	—	1	(68.1)

Profit/(loss) attributable to parent company	(300)	(465)	(35.4)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2015 was a €14 million loss, compared with the €22 million loss recorded for the six months ended June 30, 2014.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2015 amounted to €1 million, a 47.8% increase compared with the €1 million recorded for the six months ended June 30, 2014.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2015 amounted to a gain of €2 million, compared with no loss or gain recorded for the six months ended June 30, 2014.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2015 was an expense of €45 million, a 53.9% decrease compared with the €97 million expense recorded for the six months ended June 30, 2014, mainly as a result of lower costs related to the administration and sale of properties.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2015 were €57 million, a 10.1% decrease compared with the €64 million recorded for the six months ended June 30, 2014, primarily due to decreased personnel expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2015 was €116 million, an 8.1% decrease compared with the €126 million recorded for the six months ended June 30, 2014, mainly attributable to lower losses in real estate asset collateral.

Provisions (net) and other gains (losses)

Provisions (net) and other losses of this operating segment for the six months ended June 30, 2015 were €196 million, a 42.5% decrease compared with the €341 million recorded for the six months ended June 30, 2014, as a result of the sale of properties combined with lower impairment of real estate assets.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for the six months ended June 30, 2015 was €437 million, a 33.9% decrease compared with the €661 million loss recorded for the six months ended June 30, 2014.

Income tax

Income tax of this operating segment for the six months ended June 30, 2015 amounted to a benefit of €136 million, a 30.0% decrease compared with the €195 million benefit recorded for the six months ended June 30, 2014, primarily as a result of the lower operating loss before tax. Tax benefit was recorded in light of the operating loss before tax recorded during the period.

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for the six months ended June 30, 2015 was €300 million, a 35.4% decrease compared with the €465 million loss recorded for the six months ended June 30, 2014.

TURKEY

In accordance with IFRS 8, information for the Turkey operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally consolidated based on our 25.01% interest in Garanti during the reported periods.

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)

Net interest income	425	314	35.5

Net fees and commissions	98	95	3.6
Net gains (losses) on financial assets and liabilities and net exchange differences	(22)	26	n.m.	(1)
Other operating income and expenses (net)	9	7	21.6

Gross income	510	442	15.6

Administration costs	(203)	(169)	19.8
Depreciation and amortization	(19)	(17)	9.6

Net margin before provisions	289	255	13.2

Impairment losses on financial assets (net)	(71)	(50)	40.6
Provisions (net) and other gains (losses)	1	(9)	n.m.	(1)

Operating profit/(loss) before tax	219	196	11.5

Income tax	(44)	(41)	6.5

Profit from continuing operations	174	155	12.9

Profit from corporate operations (net)	—	—	0.0

Profit	174	155	12.9

Profit attributable to non-controlling interests	—	—	n.m.	(1)

Profit attributable to parent company	174	155	12.9

(1)	Not meaningful.

During the six months ended June 30, 2015, the Turkish lira appreciated against the Euro in average terms, resulting in a positive exchange rate effect on our income statement presented under management criteria for the six months ended June 30, 2015. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2015 was €425 million, a 35.5% increase compared to the €314 million recorded for the six months ended June 30, 2014, mainly as a result of the lower cost of deposits due to a decrease in the average interest rate payable on deposits, which more than offset the impact of the increase in the volume of deposits on the cost of deposits.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €98 million for the six months ended June 30, 2015, a 3.6% increase from the €95 million recorded for the six months ended June 30, 2014, primarily due to increased activity partially offset by certain changes in regulation approved in October 2014, which limit the fees on consumer loans and credit cards.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2015 was a loss of €22 million compared to the €26 million gain recorded for 2014, as a result of losses on financial assets due to the performance of the wholesale financial markets.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2015 was income of €9 million, a 21.6% increase from the €7 million of income recorded for the six months ended June 30, 2014.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2015 were €203 million, a 19.8% increase from the €169 million recorded for the six months ended June 30, 2014, as a result of the high level of inflation and to a lesser extent, the appreciation of the Turkish lira and increased activity.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2015 was a loss of €71 million, a 40.6% increase from the €50 million recorded for the six months ended June 30, 2014, as a result mainly of the inter-annual growth in lending activity, which more than offset the effect of the depreciation of the Turkish lira against the U.S. dollar, which had a positive impact on U.S. dollar positions in Garanti. This operating segment’s non-performing asset ratio was 2.7% as of June 30, 2015, compared to 2.8% as of December 31, 2014.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2015 was €219 million, an 11.5% increase from the €196 million recorded for the six months ended June 30, 2014.

Income tax

Income tax of this operating segment for the six months ended June 30, 2015 was an expense of €44 million, a 6.5% increase compared with a €41 million expense recorded for the six months ended June 30, 2014, primarily as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2015 was €174 million, a 12.9% increase from the €155 million recorded for the six months ended June 30, 2014.

REST OF EURASIA

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)

Net interest income	85	95	(10.3)

Net fees and commissions	90	96	(6.2)
Net gains (losses) on financial assets and liabilities and net exchange differences	89	95	(5.7)
Other operating income and expenses (net)	—	177	n.m. (1)

Gross income	265	463	(42.7)

Administration costs	(169)	(159)	5.9
Depreciation and amortization	(7)	(5)	33.9

Net margin before provisions	89	298	(70.1)

Impairment losses on financial assets (net)	(28)	(42)	(33.7)
Provisions (net) and other gains (losses)	5	(4)	n.m. (1)

Operating profit/(loss) before tax	66	253	(73.7)

Income tax	(23)	(44)	(47.7)

Profit from continuing operations	43	208	(79.3)

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	43	208	(79.3)

Profit attributable to non-controlling interests	—	—	n.m. (1)

Profit attributable to parent company	43	208	(79.3)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2015 was €85 million, a 10.3% decrease compared to the €95 million recorded for the six months ended June 30, 2014, as a result of narrowing spreads for new lending transactions, particularly in the wholesale business as a result of increased liquidity in the market.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €90 million for the six months ended June 30, 2015, a 6.2% decrease from the €96 million recorded for the six months ended June 30, 2014, as a result of lower volume of transactions.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2015 was a gain of €89 million, a 5.7% decrease compared to the €95 million gain recorded for the six months ended June 30, 2014, as a result of the lower contribution from trading income.

Other operating income and expenses (net)

There were no other operating income and expenses (net) of this operating segment for the six months ended June 30, 2015, compared to income of €177 million recorded for the six months ended June 30, 2014 relating to the CNCB dividends.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2015 were €169 million, a 5.9% increase from the €159 million recorded for the six months ended June 30, 2014, as a result of higher personnel expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2015 was €28 million, a 33.7% decrease from the €42 million recorded for the six months ended June 30, 2014, mainly as a result of lower impairment losses in Portugal. This operating segment’s non-performing asset ratio decreased to 3.4% as of June 30, 2015, from 3.7% as of December 31, 2014.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2015 was €66 million, a 73.7% decrease from the €253 million recorded for the six months ended June 30, 2014.

Income tax

Income tax of this operating segment for the six months ended June 30, 2015 was an expense of €23 million, a 47.7% decrease compared with a €44 million expense recorded for the six months ended June 30, 2014, primarily as a result of the decreased operating profit before tax and higher income subject to zero or low tax rates.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2015 was €43 million, a 79.3% decrease from the €208 million recorded for the six months ended June 30, 2014.

MEXICO

	For the Six Months Ended June 30,
	2015	2014	Change
	(In Millions of Euros)		(In %)

Net interest income	2,734	2,354	16.1

Net fees and commissions	605	560	8.0
Net gains (losses) on financial assets and liabilities and net exchange differences	109	108	1.4
Other operating income and expenses (net)	110	112	(2.2)

Gross income	3,558	3,134	13.5

Administration costs	(1,201)	(1,067)	12.6
Depreciation and amortization	(108)	(88)	23.1

Net margin before provisions	2,248	1,980	13.6

Impairment losses on financial assets (net)	(852)	(750)	13.5
Provisions (net) and other gains (losses)	(16)	(42)	(60.3)

Operating profit/(loss) before tax	1,380	1,188	16.2

Income tax	(339)	(287)	18.0

Profit from continuing operations	1,042	901	15.7

Profit from corporate operations (net)	—	—	n.m.	(1)

Profit	1,042	901	15.7

Profit attributable to non-controlling interests	—	—	n.m.	(1)

Profit attributable to parent company	1,041	900	15.7

(1)	Not meaningful.

In the six months ended June 30, 2015, the Mexican peso slightly appreciated against the euro in average terms, resulting in a positive exchange rate effect on our income statement for the six months ended June 30, 2014. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment in the six months ended June 30, 2015 was €2,734 million, a 16.1% increase compared to the €2,354 million recorded in the six months ended June 30, 2014, is mainly due to an increased activity in retail and wholesale segments.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €605 million for the six months ended June 30, 2015, an 8.0% increase from the €560 million recorded for the six months ended June 30, 2014, primarily due to the increase of fees and commissions from credit cards and cash management.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2015, was a gain of €109 million, a 1.4% increase compared to the €108 million gain recorded for the six months ended June 30, 2014, mainly as a result of the appreciation of the Mexican peso and increased trading transactions, portfolio sales and exchange rate transactions.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2015 was income of €110 million, a 2.2% decrease from the €112 million of income recorded for the six months ended June 30, 2014, mainly as a result of the larger contribution to the local deposit guarantee fund (IPAB) due to the increase in the volume of liabilities, which more than offset the increased income from insurance activity.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2015 were €1,201 million, a 12.6% increase from the €1,067 million recorded for the six months ended June 30, 2014, mainly as a result of the implementation of expansion projects and branch improvements.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2015 was €852 million, a 13.5% increase from the €750 million recorded for the six months ended June 30, 2014, mainly as a result of activity growth. This operating segment’s non-performing asset ratio decreased to 2.8% as of June 30, 2015, from 2.9% as of December 31, 2014.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2015 was €1,380 million, a 16.2% increase from the €1,188 million recorded for the six months ended June 30, 2014.

Income tax

Income tax of this operating segment for the six months ended June 30, 2015 was an expense of €339 million, an 18.0% increase compared with a €287 million expense recorded for the six months ended June 30, 2014, mainly as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2015 was €1,041 million, a 15.7% increase from the €900 million recorded for the six months ended June 30, 2014.

SOUTH AMERICA

	For the Six Months Ended June 30,		Change
	2015	2014
	(In Millions of Euros)		(In %)

Net interest income	1,652	2,061	(19.8)

Net fees and commissions	360	391	(7.9)
Net gains (losses) on financial assets and liabilities and net exchange differences	306	246	24.6
Other operating income and expenses (net)	(22)	(335)	(93.4)

Gross income	2,297	2,362	(2.8)

Administration costs	(961)	(972)	(1.2)
Depreciation and amortization	(53)	(73)	(27.3)

Net margin before provisions	1,283	1,317	(2.6)

Impairment losses on financial assets (net)	(310)	(306)	1.3
Provisions (net) and other gains (losses)	(45)	(54)	(16.5)

Operating profit/(loss) before tax	927	956	(3.0)

Income tax	(272)	(264)	3.1

Profit from continuing operations	655	692	(5.3)

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	655	692	(5.3)

Profit attributable to non-controlling interests	(181)	(212)	(14.5)

Profit attributable to parent company	474	481	(1.3)

(1)	Not meaningful.

In the six months ended June 30, 2015 the Venezuelan bolivar fuerte and, to a lesser extent, the Colombian peso depreciated in average terms against the euro compared to the six months ended June 30, 2014. Such depreciation more than offset the period-average appreciation of other currencies in the region and resulted in a negative impact on the results of operations of the South America operating segment for the six months ended June 30, 2015 expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment in the six months ended June 30, 2015 was €1,652 million, a 19.8% decrease compared to the €2,061 million recorded in the six months ended June 30, 2014, mainly as a result of the depreciation of the Venezuelan bolivar fuerte (which led to a lower contribution in euros of the net interest income generated in Venezuela).

Net fees and commissions

Net fees and commissions of this operating segment amounted to €360 million in the six months ended June 30, 2015, a 7.9% decrease from the €391 million recorded in the six months ended June 30, 2014, mainly due to lower income from credit cards fees.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment in the six months ended June 30, 2015 was a gain of €306 million, a 24.6% increase compared to the €246 million gain recorded in the six months ended June 30, 2014, mainly as a result of the capital gains originated by U.S. dollar positions in Venezuela and Argentina due to the appreciation of the U.S. dollar.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment in the six months ended June 30, 2015 was a loss of €22 million, a 93.4% decrease compared to the €335 million loss recorded in the six months ended June 30, 2014, mainly as a result of lower contributions to the local deposit guarantee funds and lower adjustment for hyperinflation in Venezuela.

Administration costs

Administration costs of this operating segment in the six months ended June 30, 2015 were €961 million, a 1.2% decrease from the €972 million recorded in the six months ended June 30, 2014, mainly as a result of the depreciation of the Venezuelan bolivar fuerte, which more than offset the higher administration costs in other South American countries.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment in the six months ended June 30, 2015 was €310 million, a 1.3% increase from the €306 million recorded in the six months ended June 30, 2014, mainly as a result of activity growth and a less favorable macroeconomic environment. This operating segment’s non-performing asset ratio was 2.3% as of June 30, 2015, compared to 2.1% as of December 31, 2014.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment in the six months ended June 30, 2015 was €927 million, a 3.0% decrease from the €956 million recorded in the six months ended June 30, 2014.

Income tax

Income tax of this operating segment in the six months ended June 30, 2015 was an expense of €272 million, a 3.1% increase compared with a €264 million expense recorded in the six months ended June 30, 2014. This change was mainly attributable to the fact that in the six months ended June 30, 2015 less of the income of this operating segment was subject to zero or low tax rates and the increase in tax rates in Chile.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment in the six months ended June 30, 2015 was €474 million, a 1.3% decrease from the €481 million recorded in the six months ended June 30, 2014.

UNITED STATES

	For the Six Months Ended June 30,		Change
	2015	2014
	(In Millions of Euros)		(In %)

Net interest income	881	693	27.3

Net fees and commissions	317	268	18.4
Net gains (losses) on financial assets and liabilities and net exchange differences	117	74	57.8
Other operating income and expenses (net)	16	2	n.m.	(1)

Gross income	1,332	1,037	28.5

Administration costs	(778)	(626)	24.3
Depreciation and amortization	(104)	(87)	20.3

Net margin before provisions	449	324	38.7

Impairment losses on financial assets (net)	(62)	(42)	50.3
Provisions (net) and other gains (losses)	4	(17)	n.m.	(1)

Operating profit/(loss) before tax	390	266	46.6

Income tax	(104)	(70)	48.7

Profit from continuing operations	286	196	45.9

Profit from corporate operations (net)	—	—	n.m.	(1)

Profit	286	196	45.9

Profit attributable to non-controlling interests	—	—	n.m.	(1)

Profit attributable to parent company	286	196	45.9

(1)	Not meaningful.

In the six months ended June 30, 2015, the U.S. dollar appreciated against the euro in average terms, resulting in a positive exchange rate effect on our income statement. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2015 was €881 million, a 27.3% increase compared to the €693 million recorded for the six months ended June 30, 2014, as a result of the increased activity and stable customer spreads which led to a higher contribution in euros of the net interest income generated in this segment.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €317 million for the six months ended June 30, 2015, an 18.4% increase from the €268 million recorded for the six months ended June 30, 2014, as a result of the positive trend of commissions from trading transactions, current accounts and credit cards.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2015 was a gain of €117 million, a 57.8% increase compared to the €74 million gain recorded for the six months ended June 30, 2014, mainly as a result of increased gains in trading portfolio transactions during the first six months of 2015.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2015 was a gain of €16 million, compared to the €2 million gain recorded for the six months ended June 30, 2014. Other operating income of this operating segment for the six months ended June 30, 2015 related to certain extraordinary compensation received under the share purchase agreements of Simple Finance Technology Corp. and Capital Investment Counsel.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2015 were €778 million, a 24.3% increase from the €626 million recorded for the six months ended June 30, 2014, mainly as a result of the impact of the appreciation of the U.S. dollar.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2015 was €62 million, a 50.3% increase from the €42 million recorded for the six months ended June 30, 2014, mainly as a result of the growth in activity. This operating segment’s non-performing asset ratio was 0.9% both as of June 30, 2015 and December 31, 2014.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2015 was €390 million, a 46.6% increase from the €266 million recorded for the six months ended June 30, 2014.

Income tax

Income tax of this operating segment for the six months ended June 30, 2015 was an expense of €104 million, a 48.7% increase compared with a €70 million expense recorded for the six months ended June 30, 2014, mainly due to the higher operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2015 was €286 million, a 45.9% increase from the €196 million recorded for the six months ended June 30, 2014.

CORPORATE CENTER

	For the Six Months Ended June 30,		Change
	2015	2014
	(In Millions of Euros)		(In %)

Net interest income	(225)	(325)	(30.7)

Net fees and commissions	(65)	(57)	13.2
Net gains (losses) on financial assets and liabilities and net exchange differences	148	(15)	n.m.	(1)
Other operating income and expenses (net)	80	62	28.7

Gross income	(63)	(335)	(81.3)

Administration costs	(311)	(286)	8.7
Depreciation and amortization	(231)	(231)	n.m.	(1)

Net margin before provisions	(605)	(852)	(29.0)

Impairment losses on financial assets (net)	5	(1)	n.m.	(1)
Provisions (net) and other gains (losses)	(53)	(103)	(48.8)

Operating profit/(loss) before tax	(652)	(957)	(31.8)

Income tax	172	205	(15.9)

Profit/(loss) from continuing operations	(480)	(752)	(36.1)

Profit/(loss) from corporate operations (net)	727	—	n.m.	(1)

Profit/(loss)	247	(752)	n.m.	(1)

Profit/(loss) attributable to non-controlling interests	(17)	(3)	n.m.	(1)

Profit/(loss) attributable to parent company	230	(755)	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2015 was an expense of €225 million, a 30.7% decrease compared to the €325 million expense recorded for the six months ended June 30, 2014, mainly due to the lower cost of wholesale funding, which led to lower interest expenses.

Net fees and commissions

Net fees and commissions of this operating segment amounted to an expense of €65 million for the six months ended June 30, 2015, compared to an expense of €57 million recorded for the six months ended June 30, 2014, mainly due to higher service fees and commission expenses.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2015 was a gain of €148 million compared to the €15 million loss recorded for the six months ended June 30, 2014, mainly as a result of higher capital gains from the financial and industrial stakes portfolio and the sale of corporate stakes.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2015 was income of €80 million, a 28.7% increase compared to the €62 million of income recorded for the six months ended June 30, 2014, mainly as a result of higher income accounted for by the equity method, which more than offset the lower dividends received from Telefonica during such period compared to the six months ended June 30, 2014.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2015 were €311 million, an 8.7% increase from the €286 million recorded for the six months ended June 30, 2014 due to higher restructuring costs and early retirement expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2015 was a gain of €5 million, compared to the loss of €1 million recorded for the six months ended June 30, 2014.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the six months ended June 30, 2015 was a €53 million loss compared to the loss of €103 million recorded for the six months ended June 30, 2014, mainly due to lower provisions for early retirements.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for the six months ended June 30, 2015 was a loss of €652 million, a 31.8% decrease from the €957 million loss recorded for the six months ended June 30, 2014.

Income tax

Income tax of this operating segment for the six months ended June 30, 2015 was a gain of €172 million, a 15.9% decrease compared with a €205 million gain recorded for the six months ended June 30, 2014, mainly as a result of the lower operating loss before tax.

Profit from corporate operations (net)

Profit from corporate operations for this operating segment for the six months ended June 30, 2015 amounted to €727 million compared to no gain or loss for the six months ended June 30, 2014, as a result of the gains from the sale of the 6.43% stake in CNCB.

Profit / (loss) attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2015 was €230 million compared to a €755 million loss recorded for the six months ended June 30, 2014.

Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 7.5 to the Interim Consolidated Financial Statements. In addition, information on encumbered assets is provided in Note 7.6 to the Interim Consolidated Financial Statements and information on outstanding contractual maturities of assets and liabilities is provided in Note 7.7 to the Interim Consolidated Financial Statements. For information concerning our short-term borrowing, see “Item 4. Information on the Company—Selected Statistical Information—LIABILITIES—Short-term Borrowings” in the 2014 20-F.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented 0.74% of our total consolidated assets and 0.44% of our total consolidated liabilities as of June 30, 2015.

The table below shows the composition of the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and each of our significant subsidiaries as of June 30, 2015:

	BBVA	BBVA	BBVA	Others
	Eurozone (1)	Bancomer	Compass
	(In Millions of Euros)
Cash and balances with central banks	8,531	5,510	2,059	5,884
Assets for credit operations with central banks	56,984	6,998	20,590	4,440
Central governments issues	36,088	4,326	5,336	4,142
Of Which: Spanish government securities	28,945	—	—	—
Other issues	20,896	2,672	1,859	298
Loans	—	—	13,395	—
Other non-eligible liquid assets	6,791	484	23	812

Accumulated available balance	72,305	12,992	22,672	11,136

Average balance (2)	64,825	12,710	23,321	11,229

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.
(2)	Average balance for the six months ended June 30, 2015, based on the beginning and the day-end balances during each period.

The Strategy and Finance Division, through its balance sheet management role, manages BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each Liquidity Management Unit (“LMU”) and proposes to the Assets and Liabilities Committee (“ALCO”) the actions to adopt in this regard in accordance with the policies and limits established by the Standing Committee.

The Bank uses the Loan to Stable Customer Deposits (“LtSCD”) ratio in order to manage liquidity and funding risk. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up the BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an appropriate funding structure reference in terms of risk appetite, the Structural Risk unit (which is part of our Global Risk Management) identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas.

The second core target in liquidity and funding risk management is to achieve proper diversification of the wholesale funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term wholesale borrowing.

The third target is to promote the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of closure of wholesale markets. We use ‘Basic Capacity’ as a short-term liquidity risk management and control metric. It is defined as the relationship between the available assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance given to 30-day maturities.

The use of Basic Capacity is complemented with a series of indicators with threshold levels that aim to avoid the concentration of wholesale funding by product, counterparty, market and term, as well as to promote diversification by geographical area. In addition, reference thresholds are established on a series of advanced indicators designed to anticipate stress situations in the markets and to make it possible to adopt, if necessary, preventative measures.

Stress analyses are also a basic element of the liquidity and funding risk monitoring system, as they help anticipate deviations from the liquidity targets and limits set out through the Group’s risk appetite terms as well as helping establish tolerance ranges at different management levels. They also play a key role in the design of the Liquidity Contingency Plan and in defining the specific measures for action for realigning the risk profile. For each of the scenarios mentioned below, a check is carried out to determine whether the Bank has a sufficient stock of liquid assets to ensure its ability to meet liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios, one core (non-stressed) scenario and the following three crisis-related scenarios: systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the Bank’s customers; and a mixed scenario, consisting of a combination of the two aforementioned scenarios. Each scenario considers the following factors: liquidity existing in the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the performance of the Bank’s asset quality. The results of these stress analyses carried out regularly lead the Bank to believe that it has a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario such as a combination of a systemic crisis and an unexpected internal crisis with a major downgrade in the Bank’s rating (by up to three notches).

The following table shows the balances as of June 30, 2015 and December 31, 2014 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of June 30,	As of December 31,
	2015	2014
	(In Millions of Euros)
Deposits from central banks	36,195	28,193
Deposits from credit institutions	54,338	65,168
Customer deposits	351,354	319,060
Debt certificates	61,041	58,096
Subordinated liabilities	16,103	14,095
Other financial liabilities	9,092	7,288

Total	528,123	491,899

Customer deposits

Customer deposits amounted to €351,354 million as of June 30, 2015, compared to €319,060 million as of December 31, 2014. The increase from December 31, 2014 to June 30, 2015 was primarily due to higher volumes of time deposits in domestic sectors driven by the acquisition of Catalunya Banc.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €315,651 million as of June 30, 2015 compared to €294,443 million as of December 31, 2014, mainly driven by the acquisition of Catalunya Banc.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €90,533 million as of June 30, 2015, compared to €93,361 million as of December 31, 2014. The decrease as of June 30, 2015 compared to December 31, 2014 was mainly related to the lower volume of repurchase agreements with credit institutions.

	As of June 30,	As of December 31,	As of June 30,
	2015	2014	2014
	(In Millions of Euros)
Deposits from credit institutions	54,338	65,168	56,457

Deposits from central banks	36,195	28,193	21,097

Total Deposits from credit institutions	90,533	93,361	77,554

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities and as of June 30, 2015, we had €61,041 million of senior debt outstanding, comprising €60,534 million in bonds and debentures and €506 million in promissory notes and other securities, compared to €58,096 million, €57,026 million and €1,070 million outstanding as of December 31, 2014, respectively. See Note 21.3 to the Interim Consolidated Financial Statements.

In addition, we had a total of €14,695 million in subordinated debt and €959 million in preferred securities outstanding as of June 30, 2015, compared to €11,696 million and €1,910 million as of December 31, 2014, respectively.

The breakdown of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Interim Consolidated Financial Statements.

The following is a breakdown as of June 30, 2015, of the maturities of our deposits from credit institutions and subordinated liabilities, disregarding any valuation adjustments and accrued interest (regulatory equity instruments have been classified according to their contractual maturity):

Maturity of Wholesale Issues	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Deposits from credit institutions	291	3,443	10,937	26,813	18,364	59,849
Subordinated liabilities	—	12	102	2,087	13,461	15,662

Total	291	3,455	11,039	28,901	31,825	75,511

Generation of Cash Flow

We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where minimum capital requirements are met and funds are legally available therefore, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, may help to limit the effect on the Group that any restrictions could have, which could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

See Note 50 of the Interim Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

Our estimated capital ratios are based on our interpretation, expectations and understanding of the respective requirements, and are necessarily subject to further regulatory clarity and rulemaking.

On June 27, 2013, the European Union Official Bulletin published the Capital Requirements Directive IV (“CRD IV”), made up of a directive that replaces Directives 2006/48 and 2006/49 of Capital and the Regulation EU 575/2013 on prudential requirements for credit institutions and investment firms (the “CRR”).

The CRR came into effect on January 1, 2014 but CRD IV required adoption by a national law for its implementation. Thus, in November 2013, Royal Decree-Law 14/2013 of November 29 (“RD-L 14/2013”) was published to partially incorporate CRD IV into Spanish law. On January 31, 2014, the Bank of Spain Circular 2/2014 was published to introduce regulation and domestic discretionary measures contained in the CRR. Additionally, the transposition of CRD IV to Spanish law has been largely completed by Law 10/2014, which implements certain other European regulatory changes applicable to credit institutions in matters such as their supervisory regime and sanctions into Spanish law and provides for a new comprehensive law on the supervision and solvency of financial institutions, and by RD 84/ 2015, which develops Law 10/2014. Finally, on July 9, 2015 a Draft Circular of Bank of Spain was published. The final version of this Draft Circular is expected to complete the implementation of CRD IV in Spain when approved.

By means of its Circular 2/2014, the Bank of Spain has made certain regulatory determinations under the CRR pursuant to the delegation contained in RD-L 14/2013 including, among other things, certain rules concerning the applicable transitional regime on capital requirements and the treatment of deductions and establishing a 4.5% Tier 1 common equity requirement and a 6% Tier 1 capital requirement.

The implementation of this new regulation introduced a higher quality of capital requirement together with an increase in deductions and capital requirements for certain asset groups and new requirements on capital, leverage and liquidity buffers.

Under the CRD IV applicable as of June 30, 2015, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets of not less than 8%. As of June 30, 2015, this ratio was 15.5%.

In addition, the ECB requires certain financial institutions, including BBVA, to comply with extra capital requirements above the Pillar 1 requirements that may be material and which vary on a case-by-case basis to cover risks they believe are not covered or insufficiently covered by the Pillar 1 requirements (the “Pillar 2 requirements”). See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements” in the 2014 20-F.

Our estimated consolidated ratios as of June 30, 2015 and December 31, 2014 (in each case, based on the CRD IV framework) were as follows:

	As of June 30,	As of December 31,	Change
	2015	2014
	Millions of Euros
Stockholders’ funds	48,730	47,984	(1.6%)
Adjustments	(5,308)	(6,152)	(13.7)%
CORE CAPITAL (a)	43,422	41,832	3.8%
Preferred securities	5,341	4,205	27.0%
Adjustments	(5,341)	(4,205)	27.0%
CAPITAL ( TIER I) (b)	43,422	41,832	3.8%
OTHER ELIGIBLE CAPITAL ( TIER II) (c)	11,276	11,046	2.6%
CAPITAL BASE ( TIER I + TIER II) (d)	54,698	52,877	3.6%
Minimum capital requirement	28,223	28,065	0.6%
CAPITAL SURPLUS	26,475	24,812	7.0%
RISK WEIGHTED ASSETS (e)	352,782	350,803	0.6%
BIS RATIO (d)/(e)	15.5%	15.1%
CORE CAPITAL (a)/(e)	12.3%	11.9%
TIER I (b)/(e)	12.3%	11.9%
TIER II (c)/(e)	3.2%	3.1%

The minimum capital requirements under CRD IV (8% of risk weighted assets (“RWA”)) amounted to €28,223 million as of June 30, 2015. Thus, excess capital resources (over the required 8% of RWA) stood at €26,475 million. Therefore, as of June 30, 2015, the Group’s capital resources were 93.8% higher than the minimum required levels.

The quality of the capital base improved during the six months ended June 30, 2015, since core capital as of June 30, 2015 amounted to €43,422 million, compared with €41,832 million as of December 31, 2014.

Changes during the first half of 2015 in the amount of Tier 1 capital were mainly due to the accumulated profit (net of dividends) through June 30, 2015, and the issuance of contingent convertible securities eligible as additional Tier I for an amount of €1.5 billion (see Note 21.4 to the Interim Consolidated Financial Statements). This increase was partially offset by the deductions that entered into force on January 1, 2014 (which phased-in level increased from 20% in 2014 to 40% in 2015), which included mainly equity adjustments for prudent valuation, certain indirect or synthetic positions of treasury shares, interests in significant financial institutions and deferred tax assets, and the lower weighting of certain elements (e.g. minority interests and preferred shares).

The increase in Tier 2 capital as of June 30, 2015 compared with as of December 31, 2014 was mainly due to an increase in other subordinated liabilities and issuances of subordinated debt by BBVA Compass and BBVA Colombia in 2015.

The higher minimum capital requirements as of June 30, 2015 compared with December 31, 2014 are mainly due to the higher lending activity outside Spain and the acquisition of Catalunya Banc in April 2015, partially offset by the depreciation of certain currencies to which we are exposed (mainly, the Venezuelan bolivar fuerte), as well as by the sale of BBVA Group’s stake in CNCB.

Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following off-balance sheet arrangements at the dates indicated:

	As of June 30, 2015	As of December 31, 2014
	(In Millions of Euros)
Bank guarantees	29,281	28,297
Letters of credit	4,875	5,397

Total	34,156	33,694

In addition to the off-balance sheet arrangements described above, the following tables provide information regarding commitments to extend credit and assets under management as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015	As of December 31, 2014
	(In Millions of Euros)
Commitments to extend credit
Credit institutions	880	1,057
Government and other government agencies	1,473	1,359
Other resident sectors	28,760	21,784
Non-resident sector	77,857	72,514

Total	108,970	96,714

	As of June 30, 2015	As of December 31, 2014
	(In Millions of Euros)
Assets under management
Mutual funds	73,858	82,587
Pension funds	37,042	26,361
Customer portfolios	39,917	35,129

Total	150,817	144,077

See Note 32 to the Interim Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GOMEZ BARREDO
Name:	RICARDO GOMEZ BARREDO

Title:	Global Head of Group Accounting and Information Management

Date: September 29, 2015

Interim Report

June - 2015

Unaudited Interim Consolidated Financial Statements Corresponding to the Six Months Period ended June 30, 2015

40. Fee and commission expenses	F-150

41. Net gains (losses) on financial assets and liabilities (net)	F-151

42. Other operating income and expenses	F-152

43. Administration costs	F-153

44. Depreciation and amortization	F-158

45. Provisions (net)	F-158

46. Impairment losses on financial assets (net)	F-159

47. Impairment losses on other assets (net)	F-159

48. Gains (losses) on derecognized assets not classified as non-current assets held for sale	F-159

49. Gains (losses) on non-current assets held for sale	F-160

50. Consolidated statements of cash flows	F-160

51. Accountant fees and services	F-160

52. Related-party transactions	F-161

53. Remuneration and other benefits received by the Board of Directors and Members of the Bank’s Management Committee	F-162

54. Other information	F-166

55. Subsequent events	F-169

APPENDIX

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group	A-2

APPENDIX II Additional information on investments in associates accounted for under the equity method in the BBVA Group	A-11

APPENDIX III Changes and notification of investments and divestments in the BBVA Group in the six months ended June 30, 2015	A-12

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2015	A-16

APPENDIX V BBVA Group’s structured entities. Securitization funds	A-17

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2015 and December 31, 2014	A-19

APPENDIX VII Consolidated balance sheets held in foreign currency as of June 30, 2015 and December 31, 2014	A-23

APPENDIX VIII Quantitative information on refinancing and restructuring operations and Other requirement under Bank of Spain Circular 6/2012	A-24

APPENDIX IX Additional information on Sovereign Risk	A-35

APPENDIX X Quantitative information on activities in the real-estate market in Spain	A-38

GLOSSARY

Unaudited Consolidated balance sheets as of June 30, 2015 and December 31, 2014

		Millions of Euros
ASSETS	Notes	June 2015	December 2014
CASH AND BALANCES WITH CENTRAL BANKS	9	27,876	31,430
FINANCIAL ASSETS HELD FOR TRADING	10	82,499	83,258
Loans and advances to credit institutions		-	-
Loans and advances to customers		175	128
Debt securities		35,776	33,883
Equity instruments		5,355	5,017
Trading derivatives		41,193	44,229
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	3,003	2,761
Loans and advances to credit institutions		-	-
Loans and advances to customers		-	-
Debt securities		792	737
Equity instruments		2,210	2,024
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	103,533	94,875
Debt securities		97,727	87,608
Equity instruments		5,806	7,267
LOANS AND RECEIVABLES	13	399,984	372,375
Loans and advances to credit institutions		27,929	27,059
Loans and advances to customers		361,091	338,657
Debt securities		10,963	6,659
HELD-TO-MATURITY INVESTMENTS	12	-	-
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	57	121
HEDGING DERIVATIVES	14	3,160	2,551
NON-CURRENT ASSETS HELD FOR SALE	15	3,890	3,793
EQUITY METHOD	16	4,660	4,509
Associates		560	417
Joint ventures		4,100	4,092
INSURANCE CONTRACTS LINKED TO PENSIONS		190	-
REINSURANCE ASSETS	22	545	559
TANGIBLE ASSETS	17	8,570	7,820
Property, plants and equipment		6,945	6,428
For own use		6,477	5,985
Other assets leased out under an operating lease		468	443
Investment properties		1,625	1,392
INTANGIBLE ASSETS	18	7,829	7,371
Goodwill		6,130	5,697
Other intangible assets		1,698	1,673
TAX ASSETS	19	15,932	12,426
Current		1,289	2,035
Deferred		14,643	10,391
OTHER ASSETS	20	7,477	8,094
Inventories		4,613	4,443
Rest		2,864	3,651
TOTAL ASSETS		669,204	631,942

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated balance sheets as of June 30, 2015 and December 31, 2014.

Unaudited Consolidated balance sheets as of June 30, 2015 and December 31, 2014.

		Millions of Euros
LIABILITIES AND EQUITY	Notes	June 2015	December 2014
FINANCIAL LIABILITIES HELD FOR TRADING	10	56,735	56,798
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Trading derivatives		42,023	45,052
Short positions		14,713	11,747
Other financial liabilities		-	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,821	2,724
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Subordinated liabilities		-	-
Other financial liabilities		2,821	2,724
FINANCIAL LIABILITIES AT AMORTIZED COST	21	528,123	491,899
Deposits from central banks		36,195	28,193
Deposits from credit institutions		54,338	65,168
Customer deposits		351,354	319,060
Debt certificates		61,041	58,096
Subordinated liabilities		16,103	14,095
Other financial liabilities		9,092	7,288
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	420	-
HEDGING DERIVATIVES	14	2,585	2,331
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	15	-	-
LIABILITIES UNDER INSURANCE CONTRACTS	22	10,322	10,460
PROVISIONS	23	8,927	7,444
Provisions for pensions and similar obligations	24	6,013	5,970
Provisions for taxes and other legal contingencies		386	262
Provisions for contingent risks and commitments		617	381
Other provisions		1,911	831
TAX LIABILITIES	19	3,876	4,157
Current		624	980
Deferred		3,252	3,177
OTHER LIABILITIES	20	4,397	4,519
TOTAL LIABILITIES		618,207	580,333

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated balance sheet as of June 30, 2015 and December 31, 2014

Unaudited Consolidated balance sheets as of June 30, 2015 and December 31, 2014.

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	June 2015	December 2014
STOCKHOLDERS’ FUNDS		52,177	49,446
Common Stock	25	3,090	3,024
Issued		3,090	3,024
Unpaid and uncalled (-)		-	-
Share premium	26	23,992	23,992
Reserves	27	22,560	20,936
Accumulated reserves (losses)		21,626	20,304
Reserves (losses) of entities accounted for using the equity method		934	633
Other equity instruments	43.1.1	26	67
Equity component of compound financial instruments		-	-
Other equity instruments		26	67
Less: Treasury stock	28	(75)	(350)
Income attributed to the parent company		2,759	2,618
Less: Dividends and remuneration		(175)	(841)
VALUATION ADJUSTMENTS	29	(2,909)	(348)
Available-for-sale financial assets		2,228	3,816
Cash flow hedging		(119)	(46)
Hedging of net investment in foreign transactions		(477)	(373)
Exchange differences		(2,644)	(2,173)
Non-current assets held-for-sale		-	-
Entities accounted for using the equity method		(1,118)	(796)
Other valuation adjustments		(779)	(777)
NON-CONTROLLING INTEREST	30	1,728	2,511
Valuation adjustments		(882)	(53)
Rest		2,610	2,563
TOTAL STOCKHOLDERS’ EQUITY		50,997	51,609
TOTAL LIABILITIES AND EQUITY		669,204	631,942

		Millions of Euros
MEMORANDUM ITEM	Notes	June 2015	December 2014
CONTINGENT RISKS	32	34,230	33,741
CONTINGENT COMMITMENTS	32	124,396	106,252

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated balance sheets as of June 30, 2015 and December 31, 2014.

Unaudited Consolidated income statements for the six months ended June 30, 2015 and 2014.

		Millions of Euros
	Notes	June 2015	June 2014
INTEREST AND SIMILAR INCOME	36	10,665	11,000
INTEREST AND SIMILAR EXPENSES	36	(3,570)	(4,276)
NET INTEREST INCOME		7,096	6,724
DIVIDEND INCOME	37	236	370
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	38	195	155
FEE AND COMMISSION INCOME	39	2,801	2,617
FEE AND COMMISSION EXPENSES	40	(682)	(625)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	41	826	978
Financial instruments held for trading		161	496
Other financial instruments at fair value through profit or loss		14	(14)
Other financial instruments not at fair value through profit or loss		652	496
Rest		-	-
EXCHANGE DIFFERENCES (NET)		620	173
OTHER OPERATING INCOME	42	2,271	2,242
Income on insurance and reinsurance contracts		1,725	1,807
Financial income from non-financial services		358	274
Rest of other operating income		189	160
OTHER OPERATING EXPENSES	42	(2,144)	(2,552)
Expenses on insurance and reinsurance contracts		(1,233)	(1,386)
Changes in inventories		(264)	(218)
Rest of other operating expenses		(647)	(948)
GROSS INCOME		11,219	10,082
ADMINISTRATION COSTS	43	(4,927)	(4,542)
Personnel expenses		(2,888)	(2,638)
General and administrative expenses		(2,039)	(1,905)
DEPRECIATION AND AMORTIZATION	44	(572)	(548)
PROVISIONS (NET)	45	(392)	(433)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	46	(2,137)	(2,126)
Loans and receivables		(2,134)	(2,108)
Other financial instruments not at fair value through profit or loss		(3)	(18)
NET OPERATING INCOME		3,192	2,433

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated income statements corresponding to the six months ended June 30, 2015 and 2014.

Unaudited Consolidated income statements for the six months ended June 30, 2015 and 2014.

		Millions of Euros
(Continued)	Notes	June 2015	June 2014
NET OPERATING INCOME		3,192	2,433
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	47	(128)	(98)
Goodwill and other intangible assets		(3)	(4)
Other assets		(125)	(94)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT
CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	48	23	14
NEGATIVE GOODWILL	18	22	-
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE
NOT CLASSIFIED AS DISCONTINUED OPERATIONS	49	791	(281)
OPERATING PROFIT BEFORE TAX		3,899	2,067
INCOME TAX	19	(941)	(524)
PROFIT FROM CONTINUING OPERATIONS		2,958	1,544
PROFIT FROM DISCONTINUED OPERATIONS (NET)	49	-	-
PROFIT		2,958	1,544
Profit attributable to parent company		2,759	1,328
Profit attributable to non-controlling interests	30	200	215

		Euros
	Notes	June 2015	June 2014
EARNINGS PER SHARE	5
Basic earnings per share		0.43	0.21
Diluted earnings per share		0.43	0.21

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated income statements corresponding to the six months ended June 30, 2015 and 2014.

Unaudited Consolidated statements of recognized income and expenses for the six months ended June 30, 2015 and 2014.

	Millions of Euros
	June 2015	June 2014
PROFIT RECOGNIZED IN INCOME STATEMENT	2,958	1,544
OTHER RECOGNIZED INCOME (EXPENSES)	(3,390)	1,326
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	3	(9)
Actuarial gains and losses from defined benefit pension plans	5	(13)
Non-current assets available for sale	-	-
Entities under the equity method of accounting	-	-
Income tax related to items not subject to reclassification to income statement	(2)	4
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(3,393)	1,335
Available-for-sale financial assets	(2,297)	2,795
Valuation gains/(losses)	(1,093)	3,049
Amounts reclassified to income statement	(1,211)	(253)
Reclassifications (other)	7	-
Cash flow hedging	(83)	(5)
Valuation gains/(losses)	(83)	(5)
Amounts reclassified to income statement	-	-
Amounts reclassified to the initial carrying amount of the hedged items	-	-
Reclassifications (other)	-	-
Hedging of net investment in foreign transactions	(104)	(94)
Valuation gains/(losses)	(104)	(94)
Amounts reclassified to income statement	-	-
Reclassifications (other)	-	-
Exchange differences	(1,252)	(703)
Valuation gains/(losses)	(1,253)	(702)
Amounts reclassified to income statement	1	(1)
Reclassifications (other)	-	-
Non-current assets held for sale	-	(4)
Valuation gains/(losses)	-	(4)
Amounts reclassified to income statement	-	-
Reclassifications (other)	-	-
Entities accounted for using the equity method	(319)	195
Valuation gains/(losses)	(319)	194
Amounts reclassified to income statement	-	1
Reclassifications (other)	-	-
Rest of recognized income and expenses	-	-
Income tax	662	(850)
TOTAL RECOGNIZED INCOME/EXPENSES	(431)	2,870
Attributable to the parent company	199	3,014
Attributable to non-controlling interest	(630)	(144)

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of recognized income and expenses corresponding to the six months ended June 30, 2015 and 2014.

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2015 and 2014.

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 29)	Total
	Common Stock (Note 25)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit for the Period Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
JUNE 2015			Reserves (Accu- mulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2015	3,024	23,992	20,304	633	67	(350)	2,618	(841)	49,446	(348)	49,098	2,511	51,609
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	3,024	23,992	20,304	633	67	(350)	2,618	(841)	49,446	(348)	49,098	2,511	51,609
Total income/expense recognized							2,759		2,759	(2,560)	199	(630)	(431)
Other changes in equity	66	-	1,322	301	(41)	275	(2,618)	666	(29)	-	(29)	(153)	(182)
Common stock increase	66	-	(66)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase of other equity instruments	-	-	-	-	7	-	-	-	7	-	7	-	7
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	81	(81)	-	-	-	(96)	(96)	-	(96)	(139)	(235)
Transactions including treasury stock and other equity instruments (net)	-	-	4	-	-	275	-	-	279	-	279	-	279
Transfers between total equity entries	-	-	1,395	382	-	-	(2,618)	841	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	11	-	(48)	-	-	-	(37)	-	(37)	-	(37)
Rest of increases/reductions in total equity	-	-	(103)	-	-	-	-	(79)	(182)	-	(182)	(14)	(196)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(78)	(78)		(78)		(78)
Balances as of June 30, 2015	3,090	23,992	21,626	934	26	(75)	2,759	(175)	52,177	(2,909)	49,269	1,728	50,997

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of changes in equity for the six months ended June 30, 2015.

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2015 and 2014 (continued).

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 20)	Total
	Common Stock (Note 26)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit for the Period Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
JUNE 2014			Reserves (Accu- mulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2014	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565
Total income/expense recognized							1,328		1,328	1,685	3,013	(144)	2,869
Other changes in equity	50	-	1,171	194	(20)	23	(2,228)	137	(673)	-	(673)	(179)	(852)
Common stock increase	50	-	(50)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase of other equity instruments	-	-	-	-	17	-	-	-	17	-	17	-	17
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	85	(85)	-	-	-	(524)	(524)	-	(524)	(219)	(743)
Transactions including treasury stock and other equity instruments (net)	-	-	13	-	-	23	-	-	36	-	36	-	36
Transfers between total equity entries	-	-	1,183	280	-	-	(2,228)	765	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	7	-	(37)	-	-	-	(30)	-	(30)	-	(30)
Rest of increases/reductions in total equity	-	-	(67)	(1)	-	-	-	(104)	(172)	-	(172)	40	(132)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(104)	(104)		(104)		(104)
Balances as of June 30, 2014	2,885	22,111	20,488	644	39	(43)	1,184	(629)	46,680	(2,146)	44,534	2,048	46,582

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of changes in equity for the six months ended June 30, 2014.

Unaudited Consolidated statements of cash flows for the six month ended June 30, 2015 and 2014.

		Millions of Euros
	Notes	June 2015	June 2014
CASH FLOW FROM OPERATING ACTIVITIES (1)	50	2,086	(11,805)
Profit for the year		2,958	1,544
Adjustments to obtain the cash flow from operating activities:		1,789	3,933
Depreciation and amortization		572	548
Other adjustments		1,217	3,385
Net increase/decrease in operating assets		(7,718)	(26,833)
Financial assets held for trading		1,516	(7,312)
Other financial assets designated at fair value through profit or loss		(158)	(180)
Available-for-sale financial assets		334	(8,565)
Loans and receivables		(8,946)	(10,939)
Other operating assets		(464)	163
Net increase/decrease in operating liabilities		5,998	10,075
Financial liabilities held for trading		(623)	6,101
Other financial liabilities designated at fair value through profit or loss		62	157
Financial liabilities at amortized cost		5,983	2,778
Other operating liabilities		576	1,039
Collection/Payments for income tax		(941)	(524)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	50	(1,867)	4
Investment		(2,177)	(336)
Tangible assets		(563)	(90)
Intangible assets		(154)	(148)
Investments		(158)	-
Subsidiaries and other business units		(1,302)	(98)
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other settlements related to investing activities		-	-
Divestments		310	340
Tangible assets		86	68
Intangible assets		-	-
Investments		2	108
Subsidiaries and other business units		1	-
Non-current assets held for sale and associated liabilities		133	164
Held-to-maturity investments		-	-
Other collections related to investing activities		88	-

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of cash flows for the six months ended June 30, 2015 and 2014.

Unaudited Consolidated statements of cash flows for the six months ended 2015 and 2014.

		Millions of Euros
(Continued)	Notes	June 2015	June 2014 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	50	1,215	2,645
Investment		(3,325)	(1,896)
Dividends		(286)	(105)
Subordinated liabilities		(1,113)	(75)
Common stock amortization		-	-
Treasury stock acquisition		(1,787)	(1,501)
Other items relating to financing activities		(139)	(215)
Divestments		4,540	4,541
Subordinated liabilities		2,477	3,004
Common stock increase		-	-
Treasury stock disposal		2,063	1,537
Other items relating to financing activities		-	-
EFFECT OF EXCHANGE RATE CHANGES (4)		(4,988)	(751)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		(3,554)	(9,907)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		31,430	34,887
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		27,876	24,980

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	June 2015	June 2014 (*)
Cash		5,107	4,217
Balance of cash equivalent in central banks		22,769	20,763
Other financial assets		-	-
Less: Bank overdraft refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	27,876	24,980
Of which:
Held by consolidated subsidiaries but not available for the Group		-	-

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of cash flows for the six months ended June 30, 2015 and 2014.

Notes to the consolidated financial statements

1.	Introduction, basis for the presentation of the consolidated financial statements, internal control of financial information and other information.

1.1          Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, joint venture and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

As of June 30, 2015, the BBVA Group was made up of 354 consolidated entities and 154 entities accounted for using the equity method (see Notes 3 and 16 Appendices I to V).

1.2          Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of June 30, 2015, considering the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group and in compliance with IFRS-IASB.

The BBVA Group’s accompanying interim consolidated financial statements for the six months ended June 30, 2015 and the accompanying notes (hereinafter “the consolidated financial statements”) were prepared by the Group’s Directors (through the Board of Directors held July 30, 2015) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2014 and for the six months ended June 30, 2015, together with the consolidated results of its operations and cash flows generated during the six months ended June 30, 2015.

These interim consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a total in these consolidated financial statements do so because how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3          Comparative information

In the first six months ended June 30, 2015, the BBVA Group business segments have been changed with regard to the existing structure in 2014 (See Note 6). The information related to operating segments as of December 31, 2014 and for the six months ended June 30, 2014 has been restated for comparability purposes, as required by “IFRS 8 – Operating segments”.

1.4          Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.5          Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

●	Impairment on certain financial assets (see Notes 7, 8, 12, 13 and 16).

●	The assumptions used to quantify certain provisions (see Notes 22 and 23) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 24).

●	The useful life and impairment losses of tangible and intangible assets (see Notes 15, 17, 18 and 20).

●	The valuation of goodwill and price allocation of business combinations (see Note 18).

●	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 14).

●	The recoverability of deferred tax assets (See Note 19).

Although these estimates were made on the basis of the best information available as of June 30, 2015 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

1.6          Internal Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal financial control system (hereinafter ““IFCS”), which provides reasonable assurance with respect to its reliability and integrity, and to ensure that the consolidated financial information as well as the transactions carried out and processed use the criteria established by the BBVA Group’s management and comply with applicable laws and regulations.

The IFCS was developed by the BBVA Group’s management in accordance with framework established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO”). The COSO framework stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

●	Establishment of an appropriate control framework to monitor these activities.

●	Assessment of all of the risks that could arise during the preparation of financial information.

●	Design the necessary controls to mitigate the most critical risks.

●	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

●	Monitoring of the controls to ensure they perform correctly and are effective over time.

In May 2013, COSO released an updated version of its framework called Internal Control Integrated Framework version. This update provides a broader framework than the previous guidance (17 principles) and clarifies the requirements for determining what constitutes effective internal control (84 points of focus). After analyzing the current version of the mentioned framework and its compliance level at BBVA, the internal control of financial information complies with the 2013 COSO model.

The IFCS is a dynamic framework that evolves continuously over time to reflect the reality of the BBVA Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units located in the BBVA Group’s different entities.

The Internal Control Units comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as set out in the following diagram:

In addition, the Internal Control Units, IFCS Model is subject to evaluations by the Group’s Internal Audit Department. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

The BBVA Group annually files Form 20-F and consequently complies with the requirements of the section 404 of the Sarbanes-Oxley Act (hereafter “SOX”) for consolidated financial statements as a listed company in the Securities Exchange Commission (“SEC”). The main senior executives of the Group take a part in the design, compliance and implementation of the internal control model to make it efficient and to ensure quality and accuracy of the financial information.

The latest Form 20-F report available for December 31, 2014, filed with SEC on April 15, 2015, included a certification statement on the responsibility of establishing and maintaining a system of internal control over financial reporting (“ICFR”) suitable for the Group and includes an evaluation of the ICFR which allows to assess that as of the end of 2014, such system was reliable and had no material weaknesses or significant deficiencies. Said Form 20-F report also included the external auditor’s opinion on the effectiveness of the ICFR of the Group for the financial reporting year end of 2014.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes of the interim consolidated financial statements.

2.1          Principles of consolidation

In terms of its consolidation, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, define as follows:

●	Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of the criterion for control, see Glossary).The financial statements of the subsidiaries are fully consolidated with those of the Bank.

The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statement (see Note 30).

Note 3 include information related to the main subsidiaries in the Group as of June 30, 2015. Appendix I includes other significant information on these entities.

●	Joint ventures

Joint ventures are those entities over which there is a joint arrangement to joint control with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method.

●	Associates

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Available-for-sale financial assets”.

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities.

Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.

●	Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the voting rights relate to administrative matters only and the relevant activities are directed by means of contractual arrangements (see Glossary).

In those cases where the Group sets up entities, or has a holding in such entities, in order to allow its customers access to certain investments, or to transfer risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

Such methods and procedures determine whether there is control by the Group, considering how the decisions are made about the relevant activities, assesses whether the Group has all power over the relevant elements, exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

-	Structured entities subject to consolidation

To determine if a structured entity controls the investee, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee is performed and, among others, the following factors will be considered:

-	Evidence of the current ability to manage the relevant activities of the entity according to the specific business needs (including any decisions that may arise only in particular circumstances).

-	Potential existence of a special relationship with the entity.

-	Implicit or explicit Group commitments to support the entity.

-	The ability to use the Group’s power over the investee to affect the amount of the investor’s returns.

There are cases where the Group has a high exposure to variable returns and maintains existing decision-making power over the entity, either directly or through an agent.

The main structured entities of the Group are the so-called asset securitization funds, to which the BBVA Group transferred loan portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks and other purposes (See Appendix I and V). BBVA maintains the decision-making power over the relevant activities of these vehicles through securitized market standard contractual financial support. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not deregistered in the books of said entity and the issuances of these securitizations are registered as liabilities within the Group’s consolidated balance sheet.

-	Non-consolidated structured entities

The Group owns other vehicles also for the purpose of allowing access to customers to certain investment, transfer risks, and other purposes, but without the control of these and which are considered non-consolidated in accordance with IFRS 10. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s consolidated financial statements.

As of June 30, 2015, there was no material financial support from the Bank or subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it managed since the necessary control conditions are not met (see definition of control in the Glossary). Particularly, the BBVA Group does not act as arranger but as agent since it operates on behalf and for the benefit of invertors or parties (arranger of arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

On the other hand, the mutual funds managed by the Group are not considered structured entities (generally, retail funds without corporate identity over which investors have participations which gives them ownership of said managed equity). These funds are not dependent on a capital structure that could prevent them to carry out activities without additional financial support, being in any case insufficient as far as the activities themselves are concerned. Additionally, the risk of the investment is absorbed by the fund participants, and the Group is only exposed when it becomes a participant, and as such, there is no other risk for the Group. Furthermore, in the case of secured investment funds, the investment policy is designed in such a way that the Group collateral does not have to be claimed.

In all cases, results of equity method investees acquired by the BBVA Group in a particular period are included taking into account only the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any year are included taking into account only the period from the start of the year to the date of disposal.

The financial statements of subsidiaries, associates and joint ventures used in the preparation of the consolidated financial statements of the Group relate to the same date of presentation than the consolidated financial statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusting to take into account the most significant transactions. As of June 30, 2015, all of the financial statements of all Group entities were available, save for the case of the financial statements of 6 non-material associates and joint-ventures for which the financial statements were as of May 31, 2015.

Our banking subsidiaries, associates and joint venture around the world, are subject to supervision and regulation from a variety of regulatory bodies in relation to, among other aspects, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of such entities to transfer funds in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where such entities are incorporated, dividends may only be paid out through funds legally available for such purpose. Even when the minimum capital requirements are met and funds are legally available, the relevant regulator or other public administrations could discourage or delay the transfer of funds to the Group in the form of cash, dividends, loans or advances for prudential reasons.

Separate financial statements

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2004 of the Bank of Spain, and subsequent amendments) and following other regulatory requirements of financial information applicable to the Bank. The Bank uses the cost method to account in its separate financial statements its investments in subsidiaries, associates and joint venture entities, which are consistent with the requirements of IAS 27.

2.2          Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been made in the consolidation process to standardize these principles and criteria.

The accounting standards and policies and valuation criteria used in preparing the accompanying consolidated financial statements are as follows:

2.2.1          Financial instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes in the fair value of the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the change occurred (see Note 36). The dividends received from other entities are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 37).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured once acquired at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 41). However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Valuation adjustments - Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments - Available-for-sale financial assets” and “Valuation adjustments - Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Net gains (losses) on financial assets and liabilities” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments included under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale.

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 46) in the consolidated income statements for that period.

“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured once acquired at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in a particular period are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 46) in the consolidated income statement for that period.

“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

●

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

●

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement (see Note 36).

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement (See Note 41).

●

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

●

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss. (see Note 8)

●

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with the corresponding entry under the heading “Valuation adjustments - Non-current assets held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets

Definition of impaired financial assets

A financial asset is considered impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred, which:

●

In the case of debt instruments (loans and advances and debt securities), reduce the future cash flows that were estimated at the time the transaction was entered into. So they are considered impaired when there are reasonable doubts that the carrying amounts will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

●	In the case of equity instruments, it means that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments - Available-for-sale financial assets” in the consolidated balance sheet (see Note 29).

In general, amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal.

When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

According to the Group’s established policy, the recovery of a recognized amount is considered remote and, therefore, derecognized from the consolidated balance sheet in the following cases:

●

Any loan (except for those carrying an sufficient guarantee) to a debtor in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

●	Financial assets (bonds, debentures, etc.) whose issuer’s solvency had been undergone a notable and irreversible deterioration.

Additionally, loans and advances classified as impaired secured loans are written off in the balance sheet within a maximum period of four years of their classification as impaired (non-guaranteed amount), while impaired unsecured loans (such as commercial and consumer loans, credit cards, etc.) in the non-guaranteed amount are written off within two years of their classification as impaired.

Impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of the financial assets. The BBVA Group recognizes impairment charges directly against the impaired financial asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it recognizes non-performing loan provisions for the estimated losses.

Impairment of debt securities measured at amortized cost

With regard to impairment losses arising from insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when a deterioration in the ability to pay by the obligor is evidenced, either due to past due status or for other reasons.

The BBVA Group has developed policies, methods and procedures to estimate losses which may be incurred as a result of outstanding credit risk. These policies, methods and procedures are applied in the study, approval and execution of debt instruments and contingent liabilities and commitments; as well as in identifying the impairment and, where appropriate, in calculating the amounts necessary to cover estimated losses.

The amount of impairment losses on debt instruments measured at amortized cost is calculated based on whether the impairment losses are determined individually or collectively. First it is determined whether there is objective evidence of impairment individually for individually significant financial assets, and collectively for financial assets that are not individually significant. In the case where the Group determines that no objective evidence of impairment in the case of assets analyzed individually will be included in a group of assets with similar risk characteristics and collectively impaired is analyzed.

In determining whether there is objective evidence of impairment the Group uses observable data on the following aspects:

●	Significant financial difficulties of the debtor.

●	Ongoing delays in the payment of interest or principal.

●	Refinancing of credit conditions by the counterparty.

●	Bankruptcy or reorganization / liquidation are considered likely.

●	Disappearance of the active market for a financial asset because of financial difficulties.

●

Observable data indicating a reduction in future cash flows from the initial recognition such as adverse changes in the payment status of the counterparty (delays in payments, reaching credit cards limits, etc.)

●	National or local economic conditions that are linked to “defaults” (unemployment, falling property prices, etc.).

Impairment losses on financial assets individually evaluated for impairment

The amount of the impairment losses incurred on financial assets represents the excess of their respective carrying amounts over the present values of their expected future cash flows. These cash flows are discounted using the original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their expected future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

●

All the amounts that are expected to be recovered over the remaining life of the debt instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the debt instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

●	The various types of risk to which each debt instrument is subject.

●	The circumstances in which collections will foreseeably be made.

Impairment losses on financial assets collectively evaluated for impairment

Impairment losses on financial assets collectively evaluated for impairment are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific asset. The BBVA Group estimates impairment losses through statistical processes that apply historical data and other specific parameters that, although having been generated as of closing date for these consolidated financial statements, have arisen on an individual basis following the reporting date.

With respect to loans that have no objective evidence of impairment, the Group applies statistical methods using historical experience and other specific information to estimate the losses that the Group has incurred as a result of events that have occurred as of the date of preparation of the consolidated financial statements but have not been known and will be apparent, individually after the date of submission of the information. This calculation is an intermediate step until these losses are identified on an individual level, at which these financial instruments will be segregated from the portfolio.

The incurred loss is calculated taking into account three key factors: exposure at default, probability of default and loss given default.

●	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

●

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. In addition, the PD calculation includes the following parameters:

–

The ‘point-in-time’ parameter converts a ‘through-the-cycle’ probability of default (defined as the average probability of default over a complete economic cycle) into the probability of default at the reporting date (‘point-in-time’ probability).

–

The loss identification period (‘LIP’) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and when objective evidence of impairment becomes apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence. The analysis of LIPs is performed on a homogenous portfolio basis.

A PD of 100% is assigned when a loan is considered impaired. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

●

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

In order to calculate the LGD at each balance sheet date, the Group evaluates the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, the Group takes into account declines in property values which could affect the value of such collateral) and its estimated cost of sale. In the event of a default, the Group becomes contractually entitled to the property at the end of the foreclosure process or properties purchased from borrowers in distress, and is recognized in the financial statements. After the initial recognition of these assets classified as “Non-current assets held for sale” (see Note 2.2.4) or “Inventories” (see Note 2.2.6), they are valued at the lower of their carrying amount and their fair value less their estimated selling price.

As of June 30, 2015, the Group’s internal incurred losses model for credit risk shows no material differences when compared to the provisions calculation using Bank of Spain requirements.

Impairment of other debt instruments classified as financial assets available for sale

The impairment losses on other debt instruments included in the “Available-for-sale financial asset” portfolio are equal to the excess of their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement over their fair value.

When there is objective evidence that the negative differences arising on measurement of these debt instruments are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred, up to the amount previously recognized in the income statement.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

●

Equity instruments classified as available for sale: When there is objective evidence that the negative differences arising on measurement of these equity instruments are due to impairment, they are no longer registered as “Valuation adjustments—Available-for-sale financial assets” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual equity instrument to determine whether it is a percentage that can be recovered through its sale on the market; other different thresholds may exist for certain equity instruments or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant equity instruments against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments—Available-for-sale financial assets” in the consolidated balance sheet (see Note 29).

●

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the excess of their carrying amount over the present value of expected future cash flows discounted at the market rate of return for similar equity instruments. In order to determine these impairment losses, save for better evidence, an assessment of the equity of the investee is carried out (excluding valuation adjustments due to cash flow hedges) based on the last approved (consolidated) balance sheet, adjusted by the unrealized gains at measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These impairment losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2       Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, when their implicit risks and benefits have been substantially transferred to third parties or when the control of financial asset is transferred even with no physical transfer or substantial retention of such assets. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred financial assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

●	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

●	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost or fair value with changes in the income statement, whichever the case.

●	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

2.2.3       Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financial guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognize a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions—Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 23). These provisions are recognized and reversed with a charge or credit, respectively; to “Provisions (net)” in the consolidated income statements (see Note 45).

Income from financial guarantees is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 39).

2.2.4       Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the consolidated balance sheets includes the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 15).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major operating segment and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured, at the acquisition date and at any later date deemed necessary, at either their carrying amount or the fair value of the property (less costs to sell), whichever is lower. The book value at acquisition date of the non-current assets held for sale from foreclosures or recoveries is defined as the balance pending collection on those assets that originated said purchases (net of provisions). Non-current assets held for sale are not depreciated while included under this heading.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 49). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. This heading includes the earnings from their sale or other disposal (see Note 49).

2.2.5       Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 44) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Type of Assets	Annual Percentage

Buildings for own use	1% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular buildings for own use, is based on independent appraisals that are no more than 3-5 years old at most, unless there are indications of impairment.

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the Group analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Running and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs—General and administrative expenses - Property, fixtures and equipment” (see Note 43.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 17).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and recognize the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on independent appraisals that are no more than one year old at most, unless there are indications of impairment.

2.2.6       Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate entities hold for development and sale as part of their real estate development activities (see Note 20).

The cost of inventories includes those costs incurred in during their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

In the case of the cost of real-estate assets accounted for as inventories, the cost is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Borrowing cost incurred during the year form part of cost, provided that the inventories require more than a year to be in a condition to be sold.

Properties purchased from customers in distress are measured, at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less costs to sell), whichever is lower. The carrying amount at acquisition date of these properties is defined as the balance pending collection on those assets that originated said purchases (net of provisions).

Impairment

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statements (see Note 47) for the year in which they are incurred.

In the case of real-Estate assets above mentioned, if the fair value less costs to sell is lower than the carrying amount of the loan recognized in the consolidated balance sheet, a loss is recognized under the heading “Impairment losses on other assets (net) – Other assets” in the consolidated income statement for the period (see Note 47). In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the income statement heading “Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 42).

2.2.7       Business combinations

A business combination is a transaction, or any other deal, by which the Group obtains control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date, as well as the recognition of any non-controlling participation (minority interests) that may arise from the transaction.

In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the acquisition date there is a positive difference between:

●	the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

●	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Gain on Bargain Purchase in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. So far, the BBVA Group has always elected for the second method.

The purchase of non-controlling interests subsequent to obtaining control of an entity is recognized as an equity transaction; in other words, the difference between the consideration transferred and the carrying amount of the percentage of non-controlling interests acquired is recorded directly to equity.

2.2.8       Intangible assets

Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

●	is the lowest level at which the entity manages goodwill internally;

●	is not larger than a business segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that cash-generating unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the remainder of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

They are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statements (see Note 47).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful time intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 44).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) - Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 47). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9       Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries.

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts in force at period-end (see Note 22).

The income or expenses reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, attending to its nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written to the income statement and a charge for the estimated cost of the claims that will be incurred at their final settlement to their consolidated income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 22.

According to the type of product, the provisions may be as follows:

●	Life insurance provisions:

Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

-

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

-	Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

●	Non-life insurance provisions:

-

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

-

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the consolidated insurance subsidiaries in the policy period not elapsed at year-end.

●	Provision for claims:

This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance subsidiaries calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

●	Provision for bonuses and rebates:

This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

●	Technical provisions for reinsurance ceded:

Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

●	Other technical provisions:

Insurance entities have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance subsidiaries to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10       Tax assets and liabilities

Expenses on corporate income tax applicable to the BBVA Group’s Spanish entities and on similar income taxes applicable to consolidated foreign entities are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits or discounts allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards. These amounts are calculated by applying to each temporary difference the income tax rate that is expected to be applied when the asset is realized or the liability settled (see Note 19).

The “Tax Assets” line item in the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (covering taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application).

The “Tax Liabilities” line item in the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).

Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11       Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 23). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject.

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

●	They represent a current obligation that has arisen from a past event;

●	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

●	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

●	The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they will be disclosed, should they exist, in the Notes to the consolidated financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the Group. They also include the existing obligations of the Group when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (save for contingent liabilities from business combination) but are reported in the consolidated financial statements.

2.2.12       Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group entities in Spain and abroad (see Note 24).

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of these commitments are quantified based on an individual member data. Current employee costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

●	They are unbiased, in that they are not unduly aggressive or excessively conservative.

●

They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

●	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial gains or losses originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period in which these differences occur (see Note 45). The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments – Other valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 29).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

●

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s entities for these commitments are recognized with a charge to the heading “Personnel expenses - Defined-contribution plan expense” in the consolidated income statements (see Note 43.1).

●

Defined-benefit commitments: Some of the BBVA Group’s entities have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or employees taking early retirement and retired employees. These commitments are either funded by insurance contracts or recognized as provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments and the fair value of plan assets (see Note 23).

Payments made by the Group’s entities for defined-benefit commitments covering current employees are charged to the heading “Administration cost – Personnel expenses” in the accompanying consolidated income statements (see Note 43.1).

Early retirement

The BBVA Group has offered certain employees in Spain the option of taking early retirement (that is earlier than the age stipulated in the collective labor agreement in force) and has recognized the corresponding provisions to cover the cost of the commitments related to this item. The present values of early retirement obligations are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 23).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt with in the same way as pension commitments as mentioned in the previous section.

Other post-employment welfare benefits

Some of the BBVA Group’s entities have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 23).

Other long-term commitments to employees

Some of the BBVA Group’s entities are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments, are as follows: loans to employees, life insurance, study assistance and long-service awards.

These commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified based on an individual member data. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 23).

The cost of these benefits provided by Spanish entities in the BBVA Group to active employees are recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements (see Note 43.1).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to register a provision in this regard.

2.2.13     Equity-settled share-based payment transactions

Provided they constitute the delivery of such equity instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of equity instruments, but they are taken into account when determining the number of equity instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in total equity.

2.2.14     Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15     Treasury stock

The value of common stock issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading “Stockholders’ funds - Treasury stock” in the consolidated balance sheets (see Note 28).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds - Reserves” in the consolidated balance sheets (see Note 27).

2.2.16     Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. All balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

●	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

●	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year. In addition,

●	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

●	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

●

Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities and their subsidiaries are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items, measured at fair value, are recognized temporarily in equity under the heading “Valuation adjustments - Exchange differences” in the consolidated balance sheets.

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

●	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

●

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

●	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments - Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of June 30, 2015 and December 31, 2014, with reference to the most significant foreign currencies, is set forth in Appendix VII.

With regards to the exchange rates used to convert the financial statements of the Group’s subsidiaries in Venezuela into Euros, we note that the exchange rate used for the periods ended June 30, 2014 and December 31, 2014 was that fixed by the SICAD I (Complementary Currency Management System). Through this system, the Exchange rate for the U.S. dollar was fixed in open auctions for both individuals or companies, resulting in an exchange rate that fluctuates from auction to auction and which is published in the SICAD web page.

On February 10, 2015, the Venezuelan government announced the closure of SICAD II as a mechanism regulating the purchase and sale of foreign currency, its merger with SICAD I in a new SICAD (not yet in place) and the creation of a new foreign-currency system called Simadi. The exchange rate to be used for currency conversion should be that rate which, according to the entity’s judgment, best reflects the situation at the date of the financial statements. The exchange rate used by the Group for converting the Venezuelan currency as of June 30, 2015 is that of Simadi.

The Exchange rates used as of June 30, 2015 and 2014 were:

	Average Exchange Rates		Year-End Exchange Rates
Currency	June 2015	December 2014	June 2015	December 2014
Venezuelan bolivar	220.75	14.63	220.75	14.57

2.2.17     Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

●	Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in originating these loans and advances can be deducted from the amount of financial fees and commissions recognized. These fees are part of the effective interest rate for the loans and advances. Also dividends received from other entities are recognized as income when the consolidated entities’ right to receive them arises.

However, when a loan is deemed to be impaired individually or is included in the category of instruments that are impaired because their recovery is considered to be remote, the recognition of accrued interest in the consolidated income statement is discontinued. This interest is recognized for accounting purposes as income, as soon as it is received.

●	Commissions, fees and similar items:

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

-	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

-	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

-	Those relating to single acts, which are recognized when this single act is carried out.

●	Non-financial income and expenses:

These are recognized for accounting purposes on an accrual basis.

●	Deferred collections and payments:

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18     Sales and income from the provision of non-financial services

The heading “Other operating income - Financial income from non-financial services” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).

2.2.19     Leases

Lease contracts are classified as finance leases from the inception of the transaction, if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 17). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses - Other of other operating expenses” (see Note 42).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated from the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are accrued over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is recognized.

2.2.20     Entities and branches located in countries with hyperinflationary economies

In order to assess whether an economy is under hyperinflation, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

●	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

●	Prices may be quoted in a relatively stable foreign currency;

●	Interest rates, wages and prices are linked to a price index;

●	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is present will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation (see Note 3). In accordance with IAS 29, the breakdown of the General Price Index is as follows:

General Price Index as of December 31	June 2015 (*)	December 2014
GPI	1,211.9	839.5
Average GPI	1,028.2	658.7
Inflation of the period	44.4%	68.5%

(*)	Provisional data

During the six months ended June 30, 2015, the losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €24 million

2.3          Recent IFRS pronouncements

Changes introduced in the first semester of 2015

The following modifications to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force after January 1, 2014. They have not had a material impact on the BBVA Group’s interim consolidated financial statements corresponding to the period ended June 30, 2015.

Amended IAS 19 – “Employee Benefits. Defined Benefit Plans: Employee Contributions”

The new IAS 19 amends the accounting requirements for contributions to defined benefit plans to permit to recognize these contributions as a reduction in the service cost in the same period where they are paid if they meet certain requirements, without the need for calculations to attribute the contributions to the periods of service.

Annual Improvements cycle to IFRSs 2010-2012

Annual Improvements cycle to IFRSs 2010-2012 introduces small modifications and clarifications to IFRS 8 - Operating Segments, IFRS 13 - Fair Value Measurement, IAS 16 - Property, Plant and Equipment, IAS 24 – Related Party Disclosures and IAS 38 - Intangible Assets.

Annual Improvements to IFRSs 2011-2013 Cycle

Annual Improvements to IFRSs 2011-2013 Cycle introduces small modifications and clarifications to IFRS 1 - First-time Adoption of IFRSs, IFRS 3 - Business Combinations, IFRS 13 - Fair Value Measurement and IAS 40 - Investment Property.

Standards and interpretations issued but not yet effective as of June 30, 2015

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of June 30, 2015. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 – “Financial instruments”

As of July, 24, 2014, IASB issued the IFRS 9 which will replace IAS 39. The new standard introduces significant differences with respect to the current regulation with regards to financial assets; among others, the approval of a new classification model based on two single categories of amortized cost and fair value, the elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories, impairment analyses only for assets measured at amortized cost and non-separation of embedded derivatives in contracts of financial assets.

With regard to financial liabilities, the classification categories proposed by IFRS 9 are similar to those contained in IAS 39, so there should not be very significant differences save for the requirement to recognize changes in fair value related to own credit risk as a component of equity, in the case of financial liabilities designated at fair value through profit or loss. Hedge accounting requirements also differs from the current IAS 39 due to the new focus on the economic risk management.

The IASB has established January 1, 2018, as the mandatory application date, with the possibility of early adoption.

Amended IFRS 7 – “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities will have to provide as soon as they apply IFRS 9 for the first time.

Amended IFRS 11 – “Joint Arrangements”

The amendments made to IFRS 11 require the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs. These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

Amended IAS 16 – “Property, Plant and Equipment” and Amended IAS 38 – “Intangible Assets”.

The amendments made to IAS 16 and IAS 38 exclude, as general rule, as depreciation method to be used, those methods based on revenue that is generated by an activity that includes the use of an asset, because the revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits of the asset.

These modifications will be applied to the accounting years starting on or after January 1, 2018, although early adoption is permitted.

IFRS 15 – “Revenue from contracts with customers”

IFRS 15 contains the principles that an entity shall apply to account for revenue and cash flows arising from a contract with a customer.

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractually agreed. It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 - Revenue IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services

This Standard will be applied to the accounting years starting on or after January 1, 2017, although early adoption is permitted.

Amended IAS 27 – “Separate financial statements”

Changes to IAS 27 allow entities to use the equity method to account for investment in subsidiaries, joint ventures and associates, in their separate financial statements.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is permitted.

Amended IFRS 10 – “Consolidated financial statements” and IAS 28 amended

The amendments to IFRS 10 and IAS 28 establish that when an entity sells or transfers assets are considered a business (including its consolidated subsidiaries) to an associate or joint venture of the entity, the latter will have to recognize any gains or losses derived from such transaction in its entirety. Notwithstanding, if the assets sold or transferred are not considered a business, the entity will have to recognize the gains or losses derived only to the extent of the interests in the associate or joint venture with unrelated investors.

These changes will be applicable to accounting periods beginning January 1, 2018, although early adoption is allowed.

Annual improvements cycle to IFRSs 2012-2014

The annual improvements cycle to IFRSs 2012-2014 includes minor changes and clarifications to IFRS 5 – Non current assets held for sale and discontinued operations, IFRS 7 – Financial instruments: Information to disclose, IAS 19 – Employee benefits and IAS 34 – interim financial information.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is allowed.

Amended IAS 1 – Presentation of Financial Statements

The amendments made to IAS 1 further encourage companies to apply professional judgment in determining what information to disclose in their financial statements, in determining when line items are disaggregated and additional headings and subtotals included in the statement of financial position and the statement of profit or loss and other comprehensive income, and in determining where and in what order information is presented in the financial disclosures.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

Amended IFRS 10 – “Consolidated Financial Statements”, Amended IFRS 12 – “Disclosure of interests in other entities” and Amended IAS 28 – “Investments in Associates and Joint Ventures”

The amendments to IFRS 10, IFRS 12 and IAS 28 introduce clarifications to the requirements when accounting for investment entities in three aspects:

-	The amendments confirm that a parent entity that is a subsidiary of an investment entity has the possibility to apply the exemption from preparing consolidated financial statements

-

The amendments clarify that if an investment entity has a subsidiary whose main purpose is to support the investment entity’s investment activities by providing investment-related services or activities, to the entity or other parties, and that is not itself an investment entity, it shall consolidate that subsidiary; but if that subsidiary is itself an investment entity, the investment entity parent shall measure the subsidiary at fair value through profit or loss.

-

The amendments require a non-investment entity investor to retain, when applying the equity method, the fair value measurement applied by an investment entity associate or joint venture to its interests in subsidiaries.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I and II provide relevant information as of June 30, 2015 on the Group’s subsidiaries, consolidated structured entities, and investments and joint venture entities accounted for by the equity method. Appendix III shows the main changes in investments for the six months ended June 30, 2015, and Appendix IV gives details of the consolidated subsidiaries and which, based on the information available, are more than 10% owned by non-Group shareholders as of June 30, 2015.

The following table sets forth information related to the Group’s total assets as of June 30, 2015 and December 31, 2014, broken down by the Group’s entities according to their activity:

	Millions of Euros
Contribution to Consolidated Group Total Assets. Entities by Main Activities	Jun 2015	Dec 2014
Banks and other financial services	639,336	603,046
Insurance and pension fund managing companies	23,468	23,452
Other non-financial services	6,400	5,445
Total	669,204	631,942

The total assets and results of operations broken down by the geographical areas, in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America and the United States, with active presence in other countries, as shown below:

●	Spain

The Group’s activity in Spain is mainly through BBVA, which is the parent company of the BBVA Group. The Group also has other entities that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing entities.

●	Mexico

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through Grupo Financiero Bancomer.

●	South America

The BBVA Group’s activities in South America are mainly focused on the banking and insurance sectors, in the following countries: Argentina, Chile, Colombia, Peru, Paraguay, Uruguay and Venezuela. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of June 30, 2015, are consolidated (see Note 2.1).

●	United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, the New York branch and a representative office in Silicon Valley (California).

●	Turkey

Since 2011, the BBVA Group owns 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter, “Garanti”, Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland and some countries in Eastern Europe. BBVA also has a representative office in Istanbul.

●	Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy and Portugal, branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

●	Asia-Pacific

The Group’s activity in this region is carried out through branches (in Taipei, Seoul, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Mumbai, Abu Dhabi, Sydney and Jakarta).

Acquisition of an additional 14.89% of Garanti

On November 19, 2014, the Group signed a new agreement with Dogus Holding AS, Ferit Faik Sahenk, Dianne Sahenk and Defne Sahenk (hereinafter “Dogus”) to, among other terms, the acquisition of 62,538,000,000 shares of Garanti (equivalent to 14.89% of the capital of this entity) for a maximum total consideration of 8.90 Turkish lira per batch (Garanti traded in batches of 100 shares each).

In the same agreement stated that if the payment of dividends for the year 2014 was executed by Dogus before the closing of the acquisition, that amount would be deducted from the amount payable by BBVA. On April 27,

2015, Dogus received the amount of the dividend paid to shareholders of Garanti, which amounted to TL 0,135 per batch.

On July 27, after obtaining all the required regulatory approvals, the Group has materialized said participation increase after the acquisition of the new shares. Now the Group’s interest in Garanti is 39.9%.

The total price effectively paid by BBVA amounts to 8.765 Turkish Liras per share (amounting to approximately TL5,481 million or €1,854 million applying a 2,9571 TL/EUR exchange rate).

In accordance with the IFRS accounting rules, and as a consequence of the agreements reached, the BBVA Group shall, at the date of effective control, measure at fair value its previously acquired stake of 25.01% in Garanti (at present classified as a joint venture accounted for using the equity method, see Note 16) and shall fully consolidate Garanti in the consolidated financial statements of the BBVA Group, beginning on the above-mentioned effective control date.

Measuring the above-mentioned stake in Garanti Bank at fair value will result in a one-off negative impact in the Profit attributable to parent company of the BBVA Group in the second semester amounting to approximately €1,800 million. Such accounting impact does not translate into any additional cash outflow from BBVA. Most of this impact is generated by the exchange rate differences due to the depreciation of the TL against Euro since the initial acquisition by BBVA of the 25.01% stake in Garanti Bank up to the date of effective control. As of June 30, 2015, these exchange rate differences are already registered as “Valuation adjustments” deducting the stock shareholder’s equity of the BBVA Group.

At the date of preparation of these consolidated financial statements, the calculation, in accordance with the purchase method of IFRS-3, to determine the potential existence of a goodwill related to this transaction was not complete, the existence of goodwill related to this acquisition.

Garanti Group has total assets over €85,000 million, of which €53,000 million are loans to customers, and a volume of customer deposits of €45,000 million.

Divestitures

Agreement to sell the participation in Citic International Financial Holding (CIFH)

On December 23, 2014, the BBVA Group signed an agreement to sell its participation of 29.68% in Citic International Financial Holdings Limited (hereinafter “CIFH”), to China CITIC Bank Corporation Limited (hereinafter “CNCB”). CIFH is a non-listed subsidiary of CNCB domiciled in Hong Kong. The selling price is HK$8,162 million.

As of June 30, 2015, this participation is recognized under the heading “Non-Current assets held for sale” (see Note 15).

On August 27, 2015, BBVA announced that it had completed the sale to China CITIC Bank Corporation Limited (CNCB), of said stake in CITIC International Financial Holdings Limited (CIFH). The impact on the attributable profit of the consolidated financial statements of the BBVA Group is not significant.

Changes in the Group in the first semester of 2015

Investments

Acquisition of Catalunya Banc

On July 21, 2014, the Management Commission of the Banking Restructuring Fund (known as “FROB”) accepted BBVA’s bid in the competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

On April 24, 2015, once the necessary authorizations have been obtained and all the agreed conditions precedent have been fulfilled, BBVA announced that it acquired 1,947,166,809 shares of Catalunya Banc, S.A. (approximately 98.4% of its share capital) for a price of approximately €1,165 million.

As of June 30, 2015, Catalunya Banc contributed with a volume of assets of approximately €44,852 million, of which €20,074 million corresponded to “Loans and advances to customers”. “Customer deposits” amounted to €38,455 million.

The amount that Catalunya Banc would have contributed to the consolidated Group had that business combination been performed at the start of 2015 is not material.

As of June 30, 2015, according to the purchase method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Catalunya Banc, and the cash payment made to the FROB in consideration of the transaction generated a difference of €22 million, which is registered under the heading “Negative Goodwill in business combinations” in the accompanying consolidated income statement for the period ended June 30, 2015. As of the date of preparation of these consolidated financial statements, the calculation for determining the final amount of this negative consolidation difference in accordance with IFRS 3 has not yet been completed, although the Group does not expect any significant changes in the valuations of the assets and liabilities related to this acquisition (see Note 18.1).

Divestitures

Sell of CNCB

On January 23, 2015 the Group BBVA signed an agreement to sell 4.9% in China CITIC Bank Corporation Limited (CNCB) to UBS AG, London Branch (UBS), who entered into transactions pursuant to which such CNCB shares will be transferred to a third party and the ultimate economic benefit of ownership of such CNCB shares will be transferred to Xinhu Zhongbao Co., Ltd (Xinhu) (the Relevant Transactions). On March 12, 2015, after having obtained the necessary approvals, BBVA completed the sale.

The selling price to UBS is HK$ 5.73 per share, amounting to a total of HK$ 13,136 million, equivalent to approximately €1,555 million.

In addition to the above mentioned 4.9%, during the six month ended June 30, 2015 various sales were made in the market to total a 6.34% participation sale. The impact of these sales on the consolidated financial statements of the BBVA Group was a gain net of taxes of approximately €705 million. This gain gross of taxes was recognized under “Gains (losses) in non-current assets available for sale” (See Note 49).

As of June 30, 2015, BBVA hold a 3.26% interest in CNCB, this participation is recognized under the heading “Available for sale financial assets”.

4.	Shareholder remuneration system and allocation of earnings

Shareholder remuneration system

During 2011, 2012, 2013 and 2014, a shareholder remuneration system called the “Dividend Option” was implemented.

Under this remuneration scheme, BBVA offers its shareholders the opportunity to receive part of their remuneration in the form of new ordinary shares; however, they can still choose to receive it in cash by selling their free allocation rights to BBVA (in execution of the commitment assumed by BBVA to acquire the free allocation rights attributed to the shareholders at a guaranteed fixed price) or by selling their free allocation rights on the market at the prevailing market price at that time.

On March 25, 2015, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €39,353,896.26 (80,314,074 shares at a €0.49 par value each). 90.31% of shareholders opted to receive their remuneration in the form of ordinary shares of BBVA (see Note 25). The other 9.69% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 602,938,646 rights for a total amount of €78,382,023.98; said shareholders were paid in cash at a gross fixed price of €0.13 per right, registered in “Total Equity- Dividends and remuneration” of the consolidated balance sheet as of June 30, 2015.

Dividends

At its meeting of July 1, 2015, the Board of Directors of BBVA approved the payment of an interim cash dividend against 2015 earnings of €0.08 gross (€0.0644 net) per outstanding share paid on July 16, 2015.

The expected financial statements prepared in accordance with legal requirements evidenced the existence of sufficient liquidity for the distribution of the amounts to the interim dividend, as follows:

Millions of Euros
Available Amount for Interim Dividend Payments	May 31, 2015
Profit of BBVA, S.A. at each of the dates indicated, after the provision for income tax	1,596
Less -
Estimated provision for Legal Reserve	13
Acquisition by the bank of the free allotment rights in 2015 capital increase	78
Additional Tier I capital instruments remuneration	96
Maximum amount distributable	1,408
Amount of proposed interim dividend	504
BBVA cash balance available to the date	3,360

The total amount of the 2015 interim dividend which was paid to the shareholders on July 16, 2015, after deducting the treasury shares held by the Group’s entities, amounted to €504 million.

5.	Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	June 2015	June 2014 (*)

Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	2,759	1,328
Adjustment: Mandatory convertible bonds interest expenses (1)	(96)	(53)
Profit adjusted (millions of euros) (A)	2,663	1,275
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (2)	6,264	5,831
Weighted average number of shares outstanding x corrective factor (3)	6,264	6,026
Adjusted number of shares - Basic earning per share (C)	6,264	6,026
Adjusted number of shares - diluted earning per share (D)	6,264	6,026
Basic earnings per share from continued operations (Euros per share) A-B/C	0.43	0.21
Diluted earnings per share from continued operations (Euros per share) A-B/D	0.43	0.21

(1)	Remuneration in the period related to contingent convertible securities (See Note 21.4)
(2)	Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period.
(3)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(*)	Data recalculated due to the mentioned corrective factor.

As of June 30, 2015 and 2014, there were no other financial instruments or share options awarded to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason the basic and diluted earnings are matched.

6.	Operating segment reporting

The information about operating segments is provided in accordance with IFRS 8. Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on as disaggregated level as possible, and all data relating to the businesses these units manage is recognized in full. These minimum level units are then aggregated in accordance with the organizational structure determined by the BBVA Group management into higher level units and, ultimately, the reportable segments themselves.

During 2015, there have been changes in the reporting structure of the operating segments of the BBVA Group with regard to the current structure during 2014. In particular, since January 1, 2015, our former Eurasia segment has been broken down into the following two segments: Turkey, which consists of our current 25.01% stake in the Turkish bank Türkiye Garanti Bankasi A. (“Garanti”), and Rest of Eurasia, which includes the retail and wholesale businesses carried out in Europe and Asia, other than Spain and Turkey. Therefore, this note to the consolidated financial statements presents the resulting recast financial information by operating segment as of December 31, 2014 and for the six months ended June 30, 2014 to give retrospective effect to this changes in our operating segments. The operating segment reporting structure is as follows:

●	Banking activity in Spain which as in previous years includes:

–	The Retail network, with the segments of individual customers, private banking, and small businesses.

–	Corporate and Business Banking (CBB), which handles the SMEs, corporations and public sector in the country.

–	Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area.

–	Other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain).

–	In addition, it also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

●	Real estate activity in Spain

Manage the assets of the real-estate area accumulated by the Group as a result of the crisis in Spain. It therefore mainly combines loans to real-estate developers and foreclosed real estate assets.

●	Turkey

Includes the 25.01% stake in the Turkish bank Garanti as of June 30, 2015 and December 31, 2014.

●	Mexico

Comprising of the banking and insurance businesses. The banking business includes retail business through its Commercial Banking, Consumer Finance and Corporate and Institutional Banking units; and wholesale banking through CIB.

●	The United States

Encompasses the Group’s businesses in the United States.

●	South America

Includes the banking and insurance businesses that BBVA carries out in the region.

●	Rest of Eurasia

Includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the BBVA Group in the area.

Finally, Corporate Center is an aggregate that contains the remainder of the items that have not been allocated to the operating segments, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarters that have a corporate function; management of structural exchange-rate positions, carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles; and the results of certain corporate transactions.

The breakdown of the BBVA Group’s total assets by operating segments as of June 30, 2015 and December 31, 2014 is as follows:

	Millions of Euros
Total Assets by Operating Segments	June 2015	December 2014 (*)
Banking Activity in Spain	351,943	318,446
Real Estate Activity in Spain	17,919	17,365
Turkey (1)	22,499	22,342
Rest of Eurasia	19,952	22,325
Mexico	96,855	93,731
South America	71,441	84,364
United States	80,809	69,261
Subtotal Assets by Operating Segments	661,418	627,834
Corporate Center and other adjustments (2)	7,786	4,108
Total Assets BBVA Group	669,204	631,942

(1)	The information is presented under management criteria, pursuant to which Garanti’s assets and liabilities have been proportionally integrated based on our 25.01% interest in Garanti.
(2)

Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred above.

(*)	The figures corresponding to December 2014 have been restated in order to allow homogeneous comparisons due to changes in the scope of operating segments (see Note 1.3).

The attributable profit and main earning figures in the consolidated income statements for the six months period ended June 30, 2015 and 2014 by operating segments are as follows:

		Millions of Euros
			Operating Segments
Main Margins and Profits by Operating Segments	BBVA Group	Banking Activity in Spain	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Adjustments (*)
June 2015
Net interest income	7,096	1,982	(14)	425	85	2,734	1,652	881	(225)	(425)
Gross income	11,219	3,711	(56)	510	265	3,558	2,297	1,332	(63)	(335)
Net operating income (1)	5,720	2,208	(125)	289	89	2,248	1,283	449	(605)	(116)
Operating profit /(loss) before tax	3,899	1,152	(437)	219	66	1,380	927	390	(652)	853
Profit	2,759	809	(300)	174	43	1,041	474	286	230	-
June 2014 (2)
Net interest income	6,724	1,869	(22)	314	95	2,354	2,061	693	(325)	(314)
Gross income	10,082	3,384	(118)	442	463	3,134	2,362	1,037	(335)	(286)
Net operating income (1)	4,992	1,965	(193)	255	298	1,980	1,317	324	(852)	(101)
Operating profit/(loss) before tax	2,067	868	(661)	196	253	1,188	956	266	(957)	(42)
Profit	1,328	608	(465)	155	208	900	481	196	(755)	-

(1)	Gross Income less Administrative Cost and Amortization
(2)	The figures corresponding to June 2014 have been restated in order to allow homogeneous comparisons due to changes in the scope of operating segments (see Note 1.3).
(*)	Includes adjustments due to the Garanti Group accounted for using the equity method instead of using management criteria as referenced earlier.

7.	Risk management

7.1	General risk management and control model

The BBVA Group has an overall control and risk management model (hereinafter ‘the model’) tailored to their business, their organization and the geographies in which it operates, allowing them to develop their activity in accordance with their strategy and policy control and risk management defined by the governing bodies of the Bank and adapt to a changing economic and regulatory environment, tackling risk management globally and adapted to the circumstances of each instance.

This model is applied comprehensively in the Group and consists of the basic elements listed below:

●	Governance and organization

●	Risk appetite

●	Decisions and processes

●	Assessment, monitoring and reporting

●	Infrastructure

The Group encourages the development of a risk culture to ensure consistent application of the control and risk management model in the Group, and to ensure that the risk function is understood and assimilated at all levels of the organization.

7.1.1      Governance and organization

The governance model for risk management at BBVA is characterized by a special involvement of its corporate bodies, both in setting the risk strategy and in the ongoing monitoring and supervision of its implementation.

Thus, as developed below, the corporate bodies are the ones that approve this risk strategy and corporate policies for the different types of risk, being the risk function responsible for the management, its implementation and development, reporting to the governing bodies.

The responsibility for the daily management of the risks lies on the businesses which abide in the development of their activity to the policies, standards, procedures, infrastructure and controls, based on the framework set by the governing bodies, which are defined by the function risk.

To perform this task properly, the risk function in the BBVA Group is configured as a single, comprehensive and independent role of commercial areas.

Corporate governance system

BBVA Group has developed a corporate governance system that is in line with the best international practices and adapted to the requirements of the regulators in the countries in which its different business units operate.

The Board of Directors (hereinafter also referred to as “the Board”) approves the risk strategy and supervises the internal control and management systems. Specifically, the strategy approved by the Board includes, at least, the Group’s Risk Appetite statement, the fundamental metrics and the basic structure of limits by geographies, types of risk and asset classes, as well as the bases of the control and risk management model. The Board ensures that the budget is in line with the approved risk appetite.

On the basis established by the Board of Directors, the Executive Committee approves specific corporate policies for each type of risk. Furthermore, the committee approves the Group’s risk limits and monitors them, being informed of both limit excess occurrences and, where applicable, the appropriate corrective measures taken.

Lastly, the Board of Directors has set up a Board committee specializing in risks, the Risk Committee (“RC”). This committee is responsible for analyzing and regularly monitoring risks within the remit of the corporate bodies and assists the Board and the SC in determining and monitoring the risk strategy and the corporate policies, respectively. Another task of special relevance it carries out is detailed control and monitoring of the risks that affect the Group as a whole, which enables it to supervise the effective integration of the risk strategy management and the application of corporate policies approved by the corporate bodies.

The head of the risk function in the executive hierarchy is the Group’s Chief Risk Officer (CRO), who carries out its functions with independence, authority, capacity and resources to do so. He is appointed by the Board of Directors of the Bank as a member of its Senior Management, and has direct access to its corporate bodies (Board of Directors, Executive Standing Committee and Risk Committee), who reports regularly on the status of risks to the Group.

The Chief Risk Officer, for the utmost performance of its functions, is supported by a cross composed set of units in corporate risk and the specific risk units in the geographical and / or business areas of the Group structure. Each of these units is headed by a Risk Officer for the geographical and/or business area who, within his/her field of competence, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and reporting to the local corporate bodies.

The Risk Officers of the geographical and/or business areas report both to the Group’s Chief Risk Officer and to the head of their geographical and/or business area. This dual reporting system aims to ensure that the local risk management function is independent from the operating functions and that it is aligned with the Group’s corporate risk policies and goals.

Organizational structure and committees

The risk management function, as defined above, consists of risk units from the corporate area, which carry out cross-cutting functions, and risk units from the geographical and/or business areas.

●

The corporate area’s risk units develop and present the Group’s risk appetite proposal, corporate policies, rules and global procedures and infrastructures to the Group’s Chief Risk Officer (CRO), within the action framework approved by the corporate bodies, ensure their application, and report either directly or through the Group’s Chief Risk Officer (CRO) to the Bank’s corporate bodies.

Their functions include:

–	Management of the different types of risks at Group level in accordance with the strategy defined by the corporate bodies.

–	Risk planning aligned with the risk appetite principles defined by the Group.

–

Monitoring and control of the Group’s risk profile in relation to the risk appetite approved by the Bank’s corporate bodies, providing accurate and reliable information with the required frequency and in the necessary format.

–	Prospective analyses to enable an evaluation of compliance with the risk appetite in stress scenarios and the analysis of risk mitigation mechanisms.

–	Management of the technological and methodological developments required for implementing the Model in the Group.

–

Design of the Group’s Internal Risk Control model and definition of the methodology, corporate criteria and procedures for identifying and prioritizing the risk inherent in each unit’s activities and processes.

–	Validation of the models used and the results obtained by them in order to verify their adaptation to the different uses to which they are applied.

The risk units in the business units develop and present to the Risk Officer of the geographical and/or business area the risk appetite proposal applicable in each geographical and/or business area, independently and always within the Group’s risk appetite. They also ensure that the corporate policies and rules approved consistently at a Group level are applied, adapting them if necessary to local requirements; they are provided with appropriate infrastructures for managing and controlling their risks; and they report to their corporate bodies and/or to senior management, as appropriate.

The local risk units thus work with the corporate area risk units in order to adapt to the risk strategy at Group level and share all the information necessary for monitoring the development of their risks.

The risk function has a decision-making process to perform its functions, underpinned by a structure of committees, where the Global Risk Management Committee (GRMC) acts as the highest committee within Risk. It proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the material risks faced by the Group in its businesses. The members of this Committee are the Group’s Chief Risk Officer and the heads of the risk units of the corporate area and of the most representative geographical and/or business areas.

The Global Risk Management Committee (GRMC) carries out its functions assisted by various support committees which include:

●	Global Technical Operations Committee: It is responsible for decision-making related to wholesale credit risk admission in certain customer segments.

●

Monitoring, Assessment & Reporting Committee: It guarantees and ensures the appropriate development of aspects related to risk identification, assessment, monitoring and reporting, with an integrated and cross-cutting vision.

●

Asset Allocation Committee: The executive body responsible for analysis and decision-making on all credit risk matters related to the processes intended for obtaining a balance between risk and return in accordance with the Group’s risk appetite.

●

Technology and Methodologies Committee: It determines the need for new models and infrastructures and channels the decision-making related to the tools needed for managing all the risks to which the Group is exposed.

●

Corporate Technological Risks and Operational Control Committee: It approves the Technological Risks and Operational Control Management Frameworks in accordance with the General Risk Management Model’s architecture and monitors metrics, risk profiles and operational loss events.

●	Global Market Risk Unit Committee: It is responsible for formalizing, supervising and communicating the monitoring of trading desk risk in all the Global Markets business units.

●	Corporate Operational and Outsourcing Risk Admission Committee: It identifies and assesses the operational risks of new businesses, new products and services, and outsourcing initiatives.

Each geographical and/or business area has its own risk management committee (or committees), with objectives and contents similar to those of the corporate area, which perform their duties consistently and in line with corporate risk policies and rules.

Under this organizational scheme, the risk management function ensures the risk strategy, the regulatory framework, and standardized risk infrastructures and controls are integrated and applied across the entire Group. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and transmits the corporate risk culture to the Group’s different levels.

Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit whose main function is to ensure there is an adequate internal regulatory framework in place, together with a process and measures defined for each type of risk identified in the Group, (and for other types of risk that could potentially affect the Group, to oversee their application and operation, and to ensure that the risk strategy is integrated into the Group’s management. The Internal Risk Control unit is independent from the units that develop risk models, manage running processes and controls. Its scope is global both geographically and in terms of type of risk.

The Director of Group Internal Control Risk is responsible for the function, and reports its activities and work plans to the CRO and the Risk Committee of the Board, besides attending to it on issues deemed necessary.

For this purpose, the Risk area also has a Technical area independent from the units that develop risk models, manage running processes and controls, which gives the Commission the necessary technical support to better perform their functions.

The unit has a structure of teams at both corporate level and in the most relevant geographical areas in which the Group operates. As in the case of the corporate area, local units are independent of the business areas that execute the processes, and of the units that execute the controls. They report functionally to the Internal Risk Control unit. This unit’s lines of action are established at Group level, and it is responsible for adapting and executing them locally, as well as for reporting the most relevant aspects.

Additionally, the Group has an Internal Validation unit, also independent rom the units that develop risk models and of those who use them to manage. Its functions include, among others, review and independent validation, internally, of the models used for the control and management of the Group’s risks.

BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) and in the “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The internal control model has a system with three lines of defense:

●	The first line is made up of the Group’s business units, which are responsible for control within their area and for executing any measures established by higher management levels.

●

The second line consists of the specialized control units (Legal Compliance, Global Accounting & Information Management/Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security, Operations Control and the Production Divisions of the support units, such as Human Resources, Legal Services, etc.). This line supervises the control of the various units within their cross-cutting field of expertise, defines the necessary improvement and mitigating measures, and promotes their proper implementation. The Corporate Operational Risk Management unit also forms part of this line, providing a methodology and common tools for management.

●

The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the corporate policies and providing independent information on the control model.

7.1.2      Risk appetite

The Group’s risk appetite, approved by the Board of Directors, determines the risks (and their level) that the Group is willing to assume to achieve its business targets. These are expressed in terms of capital, liquidity, profitability, recurrent earnings, cost of risk or other metrics. The definition of the risk appetite has the following goals:

●	To express the Group’s strategy and the maximum levels of risk it is willing to assume, at both Group and geographical and/or business area level.

●

To establish a set of guidelines for action and a management framework for the medium and long term that prevent actions from being taken (at both Group and geographical and/or business area level) which could compromise the future viability of the Group.

●	To establish a framework for relations with the geographical and/or business areas that, while preserving their decision-making autonomy, ensures they act consistently, avoiding uneven behavior.

●	To establish a common language throughout the organization and develop a compliance-oriented risk culture.

●	Alignment with the new regulatory requirements, facilitating communication with regulators, investors and other stakeholders, thanks to an integrated and stable risk management framework.

Risk appetite is expressed through the following elements:

●	Risk appetite statement: sets out the general principles of the Group’s risk strategy and the target risk profile.

BBVA’s risk policy aims to maintain the risk profile set out in the Group’s risk appetite statement, which is reflected in a series of metrics (fundamental metrics and limits).

●	Fundamental metrics: they reflect, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement.

●	Limits: they establish the risk appetite at geographical and/or business area, legal entity and risk type level, or any other level deemed appropriate, enabling its integration into management.

The corporate risk area works with the various geographical and/or business areas to define their risk appetite, which will be coordinated with and integrated into the Group’s risk appetite to ensure that its profile fits as defined.

The BBVA Group assumes a certain degree of risk to be able to provide financial services and products to its customers and obtain attractive returns for its shareholders. The organization must understand, manage and control the risks it assumes.

The aim of the organization is not to eliminate all risks, but to assume a prudent level of risks that allows it to generate returns while maintaining acceptable capital and fund levels and generating recurrent earnings.

The risk appetite defined by the Group expresses the levels and types of risk that the Bank is willing to assume to be able to implement its strategic plan with no relevant deviations, even in situations of stress.

Fundamental metrics

Those metrics that characterize the bank’s objective behavior (as defined in the statement), enabling the expression of the risk culture at all levels in a structured and understandable manner. They summarize the bank’s goals, and are therefore useful for communication to the stakeholders.

The fundamental metrics are strategic in nature. They are disseminated throughout the Group, understandable and easy to calculate, and objectifiable at business and/or geographical area level, so they can be subject to future projections.

Limits

Metrics that determine the Group’s strategic positioning for the different types of risk: credit, ALM (Asset Liability Management), liquidity, markets, operational. They differ from the fundamental metrics in the following respects:

●	They are levers, not the result. They are a management tool related to a strategic positioning that must be geared toward ensuring compliance with the fundamental metrics, even in an adverse scenario.

●	Risk metrics: a higher level of specialization, they do not necessarily have to be disseminated across the Group.

●	Independent of the cycle: they can include metrics with little correlation with the economic cycle, thus allowing comparability that is isolated from the specific macroeconomic situation.

Thus, they are levers for remaining within the thresholds defined in the fundamental metrics and are used for day-to-day risk management. They include tolerance limits, sub-limits and alerts established at the level of business and/or geographical areas, portfolios and products.

7.1.3     Decisions and processes

The transfer of risk appetite to ordinary management is supported by three basic aspects:

●	A standardized set of regulations

●	Risk planning

●	Integrated management of risks over their life cycle

Standardized regulatory framework

The corporate GRM area is responsible for proposing the definition and development of the corporate policies, specific rules, procedures and schemes of delegation based on which risk decisions should be taken within the Group.

This process aims for the following objectives:

●	Hierarchy and structure: well-structured information through a clear and simple hierarchy creating relations between documents that depend on each other.

●	Simplicity: an appropriate and sufficient number of documents.

●	Standardization: a standardized name and content of document.

●	Accessibility: ability to search for, and easy access to, documentation through the corporate risk management library.

The approval of corporate policies for all types of risks corresponds to the corporate bodies of the Bank, while the corporate risk area endorses the remaining regulations.

Risk units of geographical and / or business areas continue to adapt to local requirements the regulatory framework for the purpose of having a decision process that is appropriate at local level and aligned with the Group policies. If such adaptation is necessary, the local risk area must inform the corporate GRM area, which must ensure the consistency of the set of regulations at the level of the entire Group, and thus must give its approval prior to any modifications proposed by the local risk areas.

Risk planning

Risk planning ensures that the risk appetite is integrated into management, through a cascade process for establishing limits, in which the function of the corporate area risk units and the geographical and/or business areas is to guarantee the alignment of this process against the Group’s risk appetite.

It has tools in place that allow the risk appetite defined at aggregate level to be assigned and monitored by business areas, legal entities, types of risk, concentrations and any other level considered necessary.

The risk planning process is present within the rest of the Group’s planning framework so as to ensure consistency among all of them.

Daily risk management

All risks must be managed integrally during their life cycle, and be treated differently depending on the type.

The risk management cycle is composed of 5 elements:

●	Planning: with the aim of ensuring that the Group’s activities are consistent with the target risk profile and guaranteeing solvency in the development of the strategy.

●	Assessment: a process focused on identifying all the risks inherent to the activities carried out by the Group.

●	Formalization: includes the risk origination, approval and formalization stages.

●	Monitoring and reporting: continuous and structured monitoring of risks and preparation of reports for internal and/or external (market, investors, etc.) consumption.

●	Active portfolio management: focused on identifying business opportunities in existing portfolios and new markets, businesses and products.

7.1.4     Assessment, monitoring and reporting

Assessment, monitoring and reporting is a cross-cutting element that should ensure that the Model has a dynamic and proactive vision to enable compliance with the risk appetite approved by the corporate bodies, even in adverse scenarios. The materialization of this process covers all the categories of material risks and has the following objectives:

●	Assess compliance with the risk appetite at the present time, through monitoring of the fundamental management metrics and limits.

●

Assess compliance with the risk appetite in the future, through the projection of the risk appetite variables, in both a baseline scenario determined by the budget and a risk scenario determined by the stress tests.

●	Identify and assess the risk factors and scenarios that could compromise compliance with the risk appetite, through the development of a risk repository and an analysis of the impact of those risks.

●	Act to mitigate the impact in the Group of the identified risk factors and scenarios, ensuring this impact remains within the target risk profile.

●	Monitor the key variables that are not a direct part of the risk appetite, but that condition its compliance. These can be either external or internal.

The following phases need to be developed for undertaking this process:

●	Identification of risk factors, aimed at generating a map with the most relevant risk factors that can compromise the Group’s performance in relation to the thresholds defined in the risk appetite.

●

Impact evaluation. This involves evaluating the impact that the materialization of one (or more) of the risk factors identified in the previous phase could have on the risk appetite metrics, through the occurrence of a given scenario.

●

Response to undesired situations and realignment measures. Exceeding the parameters will trigger an analysis of the realignment measures to enable dynamic management of the situation, even before it occurs.

●	Monitoring. The aim is to avoid losses before they occur by monitoring the Group’s current risk profile and the identified risk factors.

●

Reporting. This aims to provide information on the assumed risk profile by offering accurate, complete and reliable data to the corporate bodies and to senior management, with the frequency and completeness appropriate to the nature, significance and complexity of the risks.

7.1.5     Infrastructure

The infrastructure is an element that must ensure that the Group has the human and technological resources needed for effective management and supervision of risks in order to carry out the functions set out in the Group’s risk Model and the achievement of their objectives.

With respect to human resources, the Group’s risk function will have an adequate workforce, in terms of number, skills and experience.

With regards to technology, the Group ensures the integrity of management information systems and the provision of the infrastructure needed for supporting risk management, including tools appropriate to the needs arising from the different types of risks for their admission, management, assessment and monitoring.

The principles that govern the Group risk technology are:

●	Standardization: the criteria are consistent across the Group, thus ensuring that risk handling is standardized at geographical and/or business area level.

●	Integration in management: the tools incorporate the corporate risk policies and are applied in the Group’s day-to-day management.

●	Automation of the main processes making up the risk management cycle.

●	Appropriateness: provision of adequate information at the right time.

Through the “Risk Analytics” function, the Group has a corporate framework in place for developing the measurement techniques and models. It covers all the types of risks and the different purposes and uses a standard language for all the activities and geographical/business areas and decentralized execution to make the most of the Group’s global reach. The aim is to continually evolve the existing risk models and generate others that cover the new areas of the businesses that develop them, so as to reinforce the anticipation and proactiveness that characterize the Group’s risk function.

Also the risk units of geographical and / or business areas shall ensure that they have sufficient means from the point of view of resources, structures and tools to develop a risk management in line with the corporate model.

7.1.6     Risk culture

BBVA considers risk culture to be an essential element for consolidating and integrating the other components of the Model. The culture transfers the implications that are involved in the Group’s activities and businesses to all the levels of the organization. The risk culture is organized through a number of levers, including the following:

●

Communication: promotes the dissemination of the Model, and in particular the principles that must govern risk management in the Group, in a consistent and integrated manner across the organization, through the most appropriate channels.

GRM has a number of communication channels to facilitate the transmission of information and knowledge among the various teams in the function and the Group, adapting the frequency, formats and recipients based on the proposed goal, in order to strengthen the basic principles of the risk function. The risk culture and the management model thus emanate from the Group’s corporate bodies and senior management and are transmitted throughout the organization.

●

Training: its main aim is to disseminate and establish the model of risk management across the organization, ensuring standards in the skills and knowledge of the different persons involved in the risk management processes.

Well defined and implemented training ensures continuous improvement of the skills and knowledge of the Group’s professionals, and in particular of the GRM area, and is based on four aspects that aim to develop each of the needs of the GRM group by increasing its knowledge and skills in different fields such as: finance and risks, tools and technology, management and skills, and languages.

●

Motivation: the aim in this area is for the incentives of the risk function teams to support the strategy for managing those teams and the function’s values and culture at all levels. Includes compensation and all those elements related to motivation – working environment, etc… which contribute to the achievement Model objectives.

7.2	Risk events

As mentioned earlier, BBVA has processes in place for identifying risks and analyzing scenarios that enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to ensure the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are captured and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the risk appetite variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main blocks:

●	Macroeconomic and geopolitical risks

–	The slowdown in economic growth in emerging countries and potential difficulties in the recovery of European economies is a major focus for the Group.

–

In addition, financial institutions are exposed to the risks of political and social instability in the countries in which they operate, which can have significant effects on their economies and even regionally.

In this regard the Group’s geographical diversification is a key to achieving a high level of recurring revenues, despite environmental conditions and economic cycles of the economies in which it operates.

●	Regulatory, legal and reputational risks

–

Financial institutions are exposed to a complex and ever-changing regulatory and legal environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt best practices and more efficient and rigorous criteria in its implementation.

–

The financial sector is under ever closer scrutiny by regulators, governments and society itself. Negative news or inappropriate behavior can significantly damage the Group’s reputation and affect its ability to develop a sustainable business. The attitudes and behaviors of the group and its members are governed by the principles of integrity, honesty, long-term vision and best practices through, inter alia, internal control Model, the Code of Conduct and Responsible Business Strategy of the Group.

●	Business and operational risks

–

New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation…) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

–

Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. One example was the early adoption of advanced models for management of these risks (AMA - Advanced Measurement Approach).

7.3	Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

It is the most important risk for the Group and includes counterparty risk, issuer risk, settlement risk and country risk management.

The principles underpinning credit risk management in BBVA are as follows:

●	Availability of basic information for the study and proposal of risk, and supporting documentation for approval, which sets out the conditions required by the relevant body.

●	Sufficient generation of funds and asset solvency of the customer to assume principal and interest repayments of loans owed.

●	Establishment of adequate and sufficient guarantees that allow effective recovery of the operation, this being considered a secondary and exceptional method of recovery when the first has failed.

Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.

●	At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the circuits, procedures, structure and supervision.

●

At the business area level: they are responsible for adapting the Group’s criteria to the local realities of each geographical area and for direct management of risk according to the decision-making circuit:

-

Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area with regard to risks. The changes in weighting and variables of these tools must be validated by the corporate GRM area.

-

Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group’s corporate policies.

7.3.1      Credit risk exposure

In accordance with IFRS 7, the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of June 30, 2015 and December 31, 2014 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

		Millions of Euros
Maximum Credit Risk Exposure	Notes	June 2015	December 2014
Financial assets held for trading		41,306	39,028
Debt securities	10	35,776	33,883
Government		30,610	28,212
Credit institutions		2,623	3,048
Other sectors		2,543	2,623
Equity instruments		5,355	5,017
Customer lending		175	128
Other financial assets designated at fair value through profit or loss		3,002	2,761
Debt securities	11	792	737
Government		123	141
Credit institutions		37	16
Other sectors		632	580
Equity instruments		2,210	2,024
Available-for-sale financial assets		103,736	95,049
Debt securities	12	97,800	87,679
Government		70,663	63,764
Credit institutions		6,631	7,377
Other sectors		20,507	16,538
Equity instruments		5,936	7,370
Loans and receivables		417,723	386,653
Loans and advances to credit institutions	13.1	27,952	27,089
Loans and advances to customers	13.2	378,804	352,900
Government		39,772	37,113
Agriculture		3,725	4,348
Industry		40,832	37,580
Real estate and construction		34,851	33,152
Trade and finance		35,032	43,880
Loans to individuals		180,216	158,586
Other		44,375	38,242
Debt securities	13.3	10,967	6,664
Government		3,381	5,608
Credit institutions		9	81
Other sectors		7,577	975
Derivatives (trading and hedging)		45,944	47,248
Total Financial Assets Risk		611,711	570,739
Financial guarantees (Bank guarantees, letter of credits,..)		34,230	33,741
Drawable by third parties		108,970	96,714
Government		1,473	1,359
Credit institutions		880	1,057
Other sectors		106,617	94,299
Other contingent commitments		15,426	9,537
Total Contingent Risks and Commitments	32	158,626	139,993

Total Maximum Credit Exposure		770,337	710,732

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

●

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including impairment losses), with the sole exception of trading and hedging derivatives.

●	The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

●	Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or “add-on”).

–

The first factor, market value, reflects the difference between original commitments and market values on the reporting date (mark-to-market). As indicated in Note 2.2.1, derivatives are accounted for as of each reporting date at fair value in accordance with IAS 39.

–

The second factor, potential risk (‘add-on’), is an estimate of the maximum increase to be expected on risk exposure over a derivative market value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

●

The consideration of the potential risk (“add-on”) relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the BBVA Group has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

7.3.2     Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

●	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

●

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally,

●	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Corporate Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

●	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

●

Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

●

Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

●	Loans and receivables:

-	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

-

Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the own customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

-	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

Collateralized loans granted by the Group as of June 30, 2015 and December 31, 2014 excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	June 2015	December 2014
Mortgage loans	139,288	124,097
Operating assets mortgage loans	3,497	4,062
Home mortgages	122,647	109,031
Rest of mortgages (1)	13,144	11,005
Secured loans, except mortgage	31,169	28,419
Cash guarantees	507	468
Secured loan (pledged securities)	638	518
Rest of secured loans (2)	30,025	27,433
Total	170,457	152,517

(1)	Loans with mortgage collateral (other than residential mortgage) for property purchase or construction.
(2)	Includes loans with cash collateral, other financial assets with partial collateral.

●	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

7.3.3     Financial instrument netting

Financial assets and liabilities may be netted, i.e. they are presented for a net amount on the consolidated balance sheet only when the Group’s entities satisfy with the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.

In addition, the Group has presented as gross amounts assets and liabilities on the consolidated balance sheet for which there are master netting arrangements in place, but for which there is no intention of settling net. The most common types of events that trigger the netting of reciprocal obligations are bankruptcy of the entity, surpassing certain level of indebtedness threshold, failure to pay, restructuring and dissolution of the entity.

In the current market context, derivatives are contracted under different framework contracts being the most widespread developed by the International Swaps and Derivatives Association (ISDA) and, for the Spanish market, the Framework Agreement on Financial Transactions (CMOF). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as “Master Netting Agreement”, greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with professional counterparts, the collateral agreement annexes called Credit Support Annex (CSA) are included, thereby minimizing exposure to a potential default of the counterparty.

Moreover, in transactions involving assets purchased or sold under a purchase agreement there has greatly increased the volume transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signature of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by ICMA (International Capital Market Association), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

The assets and liabilities subject to contractual netting rights at the time of their settlement are presented below as of June 30, 2015.

					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
June 2015	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B)	Net Amount Presented in the Condensed Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Derivative financial assets	10, 14	51,383	7,030	44,353	29,703	5,828	8,822
Reverse repurchase, securities borrowing and similar agreements	34	21,166	4,196	16,970	17,190	31	(251)
Total Assets		72,549	11,226	61,323	46,893	5,859	8,571
Derivative financial liabilities	10, 14	52,144	7,536	44,608	29,926	10,102	4,580
Repurchase, securities lending and similar agreements	34	69,853	4,196	65,657	67,292	72	(1,707)
Total Liabilities		121,997	11,733	110,265	97,218	10,174	2,873

7.3.4     Risk concentration

Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

●	The aim is, as much as possible, to reconcile the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

●

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

Risk concentrations by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas June 2015	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	18,123	33,564	16,717	7,811	4,408	1,875	82,499
Loans and advances to customers	-	-	-	175	-	-	175
Debt securities	8,629	6,813	12,882	4,746	2,325	380	35,776
Equity instruments (*)	2,504	1,691	530	330	130	170	5,355
Derivatives	6,990	25,061	3,304	2,560	1,953	1,325	41,193
Other financial assets designated at fair value through profit or loss	201	149	2,022	628	3	-	3,002
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	110	39	16	628	-	-	792
Equity instruments (*)	91	110	2,006	-	3	-	2,210
Available-for-sale portfolio	49,034	18,550	14,920	12,206	5,152	3,236	103,097
Debt securities	45,430	18,305	14,868	11,559	5,048	2,080	97,290
Equity instruments (*)	3,603	245	52	647	104	1,156	5,806
Loans and receivables	215,562	30,851	53,089	61,027	50,255	5,117	415,900
Loans and advances to credit institutions	5,895	13,038	1,936	3,834	1,845	1,329	27,876
Loans and advances to customers	200,202	17,782	51,153	56,145	48,008	3,768	377,057
Debt securities	9,466	31	-	1,048	402	20	10,967
Held-to-maturity investments	-	-	-	-	-	-	-
Hedging derivatives and macrohedging adjustments	1,192	1,396	530	72	27	1	3,218
Total Risk in Financial Assets	284,112	84,509	87,278	81,745	59,844	10,229	607,716
Contingent risks and liabilities
Contingent risks	15,572	8,203	1,162	2,461	5,136	1,695	34,230
Contingent liabilities	38,194	24,208	21,777	32,436	6,590	1,190	124,396
Total Contingent Risk	53,766	32,410	22,939	34,897	11,727	2,885	158,626

Total Risks in Financial Instruments	337,879	116,919	110,217	116,642	71,570	13,113	766,341

(*)	Equity instruments are shown net of valuation adjustments.

	Millions of Euros
Risks by Geographical Areas 2014	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	17,461	36,039	17,091	6,126	4,337	2,206	83,258
Loans and advances to customers	-	-	-	128	-	-	128
Debt securities	7,816	6,512	13,747	2,654	2,656	499	33,883
Equity instruments (*)	2,541	1,334	342	457	171	172	5,017
Derivatives	7,103	28,193	3,003	2,886	1,510	1,535	44,229
Other financial assets designated at fair value through profit or loss	189	152	1,836	581	3	-	2,761
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	94	62	-	581	-	-	737
Equity instruments (*)	95	90	1,836	-	3	-	2,024
Available-for-sale portfolio	45,465	13,673	13,169	10,780	6,079	4,958	94,125
Debt securities	42,267	13,348	13,119	10,222	5,973	1,929	86,858
Equity instruments (*)	3,198	326	50	558	106	3,029	7,267
Loans and receivables	185,924	31,597	52,157	52,080	57,911	4,792	384,460
Loans and advances to credit institutions	4,172	13,313	2,497	3,521	2,180	1,291	26,975
Loans and advances to customers	178,735	18,274	49,660	47,635	53,018	3,501	350,822
Debt securities	3,017	9	-	924	2,713	-	6,663
Held-to-maturity investments	-	-	-	-	-	-	-
Hedging derivatives and macrohedging adjustments	708	1,699	182	66	14	2	2,672
Total Risk in Financial Assets	249,747	83,160	84,435	69,633	68,344	11,958	567,276
Contingent risks and liabilities
Contingent risks	13,500	8,454	1,220	3,161	5,756	1,650	33,741
Contingent liabilities	25,577	22,973	19,751	29,519	7,343	1,087	106,251
Total Contingent Risk	39,077	31,427	20,971	32,680	13,099	2,738	139,992

Total Risks in Financial Instruments	288,824	114,587	105,406	102,313	81,443	14,696	707,268

(*)	Equity instruments are shown net of valuation adjustments.

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

Sovereign risk concentration

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of reports in the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank (WB), rating agencies and export credit organizations.

Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of June 30, 2015 and December 31, 2014 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
	June 2015
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	72,941	9,747	185,565	268,254	48.7%
Italy	11,345	1,137	1,526	14,009	2.5%
Rest of Europe	1,630	3,286	8,355	13,272	2.4%
United Kingdom	259	4,715	6,284	11,258	2.0%
France	1,168	4,780	2,557	8,505	1.5%
Portugal	650	40	4,909	5,599	1.0%
Germany	591	1,464	1,215	3,269	0.6%
Ireland	166	221	740	1,126	0.2%
Turkey	20	519	368	908	0.2%
Greece	-	-	61	61	0.0%
Subtotal Europe	88,772	25,908	211,582	326,262	59.2%
Mexico	32,188	2,324	45,676	80,188	14.6%
The United States	14,644	4,250	60,039	78,933	14.3%
Other countries	4,339	4,754	56,329	65,422	11.9%
Total Other Countries	51,170	11,328	162,044	224,542	40.8%
Total Exposure to Financial Instruments	139,942	37,236	373,626	550,803	100.0%

	Millions of Euros
	December 2014
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	68,584	9,040	157,337	234,961	46.5%
Italy	9,823	713	2,131	12,667	2.5%
France	1,078	5,351	2,453	8,883	1.8%
United Kingdom	119	2,923	4,669	7,711	1.5%
Portugal	605	43	4,927	5,574	1.1%
Germany	590	1,129	1,565	3,284	0.6%
Ireland	167	148	565	880	0.2%
Turkey	21	214	246	482	0.1%
Greece	-	-	64	64	0.0%
Rest of Europe	1,182	6,011	4,800	11,993	2.4%
Subtotal Europe	82,170	25,573	178,757	286,499	56.7%
Mexico	31,164	2,757	42,864	76,785	15.2%
The United States	11,241	3,941	52,849	68,031	13.5%
Rest of countries	7,676	4,669	62,052	74,398	14.7%
Total Rest of Countries	50,081	11,367	157,765	219,213	43.3%
Total Exposure to Financial Instruments	132,251	36,939	336,522	505,713	100.0%

(*)

In addition, as of June, 2015 and December 31, 2014, undrawn lines of credit, granted mainly to the Spanish government or government agencies and amounted to €1,740 million and, €1,659 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

For additional information on sovereign risk in Europe see Appendix IX.

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8 to these consolidated financial statements. They take into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

Risk related to the developer and Real-Estate sector in Spain

One of the main Group activities of the Group in Spain is focused on developer and mortgage loans. The policies and strategies established by the Group to deal with risks related to the developer and real-estate sector are explained below:

Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department of the BBVA Group (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The policies established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant points that have helped ensure the success and transformation of construction land operations for customers’ developments.

With regard the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non active participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified based on the rate of progress of the projects.

These actions have enabled BBVA to identify possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks (see Note 7.3.9). In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance, given a refinancing tool that standardizes criteria and variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.
In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

In the case of ongoing construction work, the strategy has been to help and promote the completion of the works in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

With respect to land, the fact that the vast majority of the risk is urban land simplifies the management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

For quantitative information about the risk related to the developer and Real-Estate sector in Spain see Appendix X.

7.3.5        Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information, which can basically be grouped together into scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to originate a loan, what amount should be originated and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

●

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score.

●

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

●

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, public authorities, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of June 30, 2015:

External rating	Internal rating	Probability of default (basic points)
Standard&Poor’s List	Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	AAA	1	-	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the main BBVA Group entities (does not include Catalunya Banc) as of June 30, 2015 and December 31, 2014:

	June 2015		December 2014
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	21,396	8.68%	30,306	11.49%
A+/A/A-	62,233	25.26%	70,850	26.86%
BBB+	35,861	14.56%	37,515	14.22%
BBB	26,820	10.89%	24,213	9.18%
BBB-	34,674	14.07%	33,129	12.56%
BB+	18,878	7.66%	22,595	8.57%
BB	13,607	5.52%	11,136	4.22%
BB-	7,734	3.14%	6,364	2.41%
B+	6,152	2.50%	7,475	2.83%
B	4,953	2.01%	4,966	1.88%
B-	3,862	1.57%	3,876	1.47%
CCC/CC	10,187	4.13%	11,362	4.31%
Total	246,357	100.00%	263,786	100.00%

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

7.3.6     Past due but not impaired Risks

The table below provides details of past due risks as of June 30, 2015 and December 31, 2014 but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired June 2015	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances	3,279	594	442
General Governments	124	9	11
Credit institutions and other financial corporations	20	5	-
Non-financial corporations	1,095	192	165
Households	2,040	389	266
Debt securities	-	-	-
Total	3,279	594	442

	Millions of Euros
Financial Assets Past Due but Not Impaired December 2014	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances	3,286	794	657
General Governments	33	1	53
Credit institutions and other financial corporations	6	-	17
Non-financial corporations	849	347	136
Households	2,398	446	451
Debt securities	-	-	-
Total	3,286	794	657

	Millions of Euros
Financial Assets Past Due but Not Impaired June 2015	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
On demand	144	75	6
Credit card	134	31	146
Trade receivables	299	25	18
Finance leases	127	23	21
Other term loans	2,572	439	251
Advances and other	3	1	1
Total	3,279	594	442
Of which: by type of collateral
Mortgage loans	1,220	276	113
Other collateralized loans	599	111	58

	Millions of Euros
Financial Assets Past Due but Not Impaired December 2014	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
On demand	77	2	1
Credit card	128	36	12
Trade recievables	271	11	28
Finance leases	167	33	21
Other term loans	2,603	697	592
Advances and other	40	14	2
Total	3,286	794	657
Of which: by type of collateral
Mortgage loans	2,005	539	53
Other collateralized loans	209	9	-

7.3.7     Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of June 30, 2015 and December 31, 2014, broken down by heading in the accompanying consolidated balance sheets:

	Millions of Euros
Impaired Risks. Breakdown by Type of Asset and by Sector	June 2015	December 2014
Asset Instruments Impaired
Available-for-sale financial assets	91	91
Debt securities	91	91
Loans and receivables	25,325	22,730
Loans and advances to credit institutions	21	23
Loans and advances to customers	25,300	22,703
Debt securities	4	4
Total Asset Instruments Impaired	25,416	22,821
Contingent Risks Impaired	590	413
Total impaired risks	26,006	23,234

Below are the details of the impaired financial assets as of June 30, 2015 and December 31, 2014, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Financial Assets Past Due but Not Impaired June 2015	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total
European Union	9,018	4,045	9,161	22,224
Mexico	785	265	345	1,395
South America	763	239	181	1,183
The United States	561	54	-	615
Rest of the world	-	-	-	-
Total	11,127	4,602	9,687	25,416

	Millions of Euros
Financial Assets Past Due but Not Impaired December 2014	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total
European Union	8,632	1,444	9,642	19,717
Mexico	697	265	417	1,378
South America	879	159	171	1,209
The United States	517	-	-	517
Rest of the world	-	-	-	-
Total	10,724	1,867	10,230	22,821

Below are the details of the impaired financial assets as of June 30, 2015 and December 31, 2014 classified by type of loan according to its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Financial Assets Past Due but Not Impaired June 2015	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total
Loans and receivables	11,035	4,602	9,687	25,325
Credit institutions	21	-	-	21
Loans and advances	11,010	4,602	9,687	25,300
General governments	74	11	105	190
Other financial corporations	104	11	3	118
Non-financial corporations	6,637	842	6,793	14,271
Individuals	4,196	3,739	2,785	10,721
Debt securities	4	-	-	4
Credit institutions	4	-	-	4
Other financial corporations	-	-	-	-
Available for sale	91	-	-	91
Debt instruments	91	-	-	91
Credit institutions	18	-	-	18
Other financial corporations	74	-	-	74
TOTAL	11,127	4,602	9,687	25,416

	Millions of Euros
Financial Assets Past Due but Not Impaired December 2014	Less than 6 Month Past-Due	6 to 12 Months Past-Due	More than 1 year Past-Due	Total
Loans and receivables	10,633	1,868	10,230	22,730
Credit institutions	23	-	-	23
Loans and advances	10,606	1,868	10,230	22,703
General governments	73	13	95	180
Other financial corporations	29	2	2	33
Non-financial corporations	6,294	1,038	7,432	14,764
Individuals	4,210	814	2,701	7,725
Debt securities	4	-	-	4
Credit institutions	4	-	-	4
Other financial corporations	-	-	-	-
Available for sale	91	-	-	91
Debt instruments	91	-	-	91
Credit institutions	17	-	-	17
Other financial corporations	75	-	-	75
TOTAL	10,724	1,868	10,230	22,821

The breakdown of impaired loans and advances for default or reasons other than delinquency as of June 30, 2015 and December 31, 2014:

Carrying amount of the impaired assets by product	June 2015	December 2014
Loans and advances	25,320	22,726
On demand and short notice	679	664
Credit card debt	416	420
Trade recievables	590	852
Finance leases	419	310
Reverse repurchase loans	2	16
Other term loans	23,061	20,358
Advances that are not loans	153	105
Of which: by type of collateral
Mortgage loans	17,710	14,609
Other collateralized loans	592	494

Below are the details of impaired financial assets as of June 30, 2015 and December 31, 2014, classified by whether they have been assigned individually or collectively determined provision:

	Millions of Euros
Impaired portfolio and specific allowances	June 2015	December 2014
Impaired portfolio	25,416	22,821
Collectively determined impaired financial assets	15,237	14,712
Individually determined impaired financial assets	10,179	8,109
Specific allowances	12,578	10,519
Specific allowances for collectively assessed financial assets	9,223	8,018
Specific allowances for individually assessed financial assets	3,355	2,501

The detail of impaired financial assets and their collective allowance as of June 30 2015 and December 31, 2014, breaking down by individual or collective analysis (See Note 2.2.1):

	Millions of Euros
June 2015	Carrying amount of the impaired assets	Specific allowances for individually assessed financial assets	Specific allowances for collectively assessed financial assets	Collective allowances for incurrred but not reported losses	Total
Debt securities	96	(21)	(13)	(44)	(78)
General governments	-	-	-	(12)	(12)
Credit institutions	96	(21)	(13)	(15)	(48)
Non-financial corporations	-	-	-	(17)	(17)
Loans and advances	25,320	(3,334)	(9,210)	(5,192)	(17,736)
General governments	201	(1)	(35)	(32)	(68)
Credit institutions	145	(10)	(65)	(108)	(182)
Non-financial corporations	15,860	(2,389)	(6,386)	(2,878)	(11,653)
Households	9,114	(934)	(2,725)	(2,174)	(5,833)
Total	25,416	(3,355)	(9,223)	(5,236)	(17,814)

	Millions of Euros
December 2014	Carrying amount of the impaired assets	Specific allowances for individually assessed financial assets	Specific allowances for collectively assessed financial assets	Collective allowances for incurrred but not reported losses	Total
Debt securities	96	(12)	(21)	(42)	(75)
General governments	-	-	-	-	-
Credit institutions	96	(12)	(21)	(14)	(47)
Non-financial corporations	-	-	-	(28)	(28)
Loans and advances	22,726	(2,489)	(7,997)	(3,785)	(14,272)
General governments	180	(9)	(16)	(24)	(49)
Credit institutions	50	(13)	(25)	(94)	(133)
Non-financial corporations	14,771	(2,155)	(5,556)	(1,938)	(9,648)
Households	7,725	(312)	(2,401)	(1,729)	(4,442)
Total	22,821	(2,501)	(8,018)	(3,827)	(14,347)

The breakdown of impaired loans by sector as of June 30, 2015 and December 31, 2014 is shown below:

	June 2015			December 2014
Impaired Loans by Sector	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type
Government	290	(41)	0.7%	180	(21)	0.5%
Credit institutions	25	(21)	0.1%	27	(22)	0.1%
Other sectors:	25,010	(12,486)	7.4%	22,522	(10,450)	7.1%
Agriculture	213	(95)	5.7%	250	(94)	5.7%
Industrial	1,973	(1,067)	4.8%	1,810	(823)	4.8%
Real estate and construction	9,224	(5,208)	26.5%	9,246	(5,162)	27.9%
Commercial and other financial	1,831	(855)	5.2%	1,595	(740)	3.6%
Loans to individuals	9,114	(3,659)	5.1%	7,139	(2,540)	4.5%
Other	2,654	(1,604)	6.0%	2,483	(1,091)	6.5%
Collective allowances for incurrred but not reported losses	-	(5,192)		-	(3,785)
Total impaired loans	25,325	(17,741)		22,730	(14,278)

The changes in the six month period ended June 30, 2015 and the previous year in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	June 2015	December 2014
Balance at the beginning	23,234	25,978
Additions	4,506	8,874
Decreases (1)	(3,426)	(7,172)
Net additions	1,080	1,702
Amounts written-off	(2,257)	(4,720)
Exchange differences and other (*)	3,949	274
Balance at the end	26,006	23,234

(1)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries. See Notes 15 and 20 to the consolidated financial statement for additional information.

(*)	Includes the balance of the Catalunya Banc integration in April 2015 which amounted to €3,969 million.

The changes in the first semester of 2015 and 2014, and the previous year, in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	June 2015	June 2014
Balance at the beginning	23,583	20,752
Increase:	2,821	2,520
Decrease:	(3,370)	(814)
Re-financing or restructuring	(8)	(4)
Cash recovery (Note 46)	(213)	(188)
Foreclosed assets	(68)	(65)
Sales of written-off	(40)	(30)
Debt forgiveness	(2,679)	(473)
Time-barred debt and other causes	(362)	(53)
Net exchange differences	1,306	(141)
Balance at the end	24,340	22,317

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is condoned, or other reasons.

7.3.8        Impairment losses

Below is a breakdown of the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses as of June 30, 2015 and December 31, 2014 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment Losses and Provisions for Contingent Risks	Notes	June 2015	December 2014
Available-for-sale portfolio	12	203	174
Loans and receivables	13	17,741	14,278
Loans and advances to customers	13.2	17,712	14,244
Loans and advances to credit institutions	13.1	24	29
Debt securities	13.3	5	4
Impairment losses		17,944	14,452
Provisions to Contingent Risks and Commitments	23	617	381
Total		18,561	14,833

Below are the changes in the six months period ended June 30, 2015 and 2014, in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

	Millions of Euros
June 2015	Notes	Available-for- sale portfolio	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		174	14,279	381	14,834
Increase in impairment losses charged to income		9	3,416	27	3,451
Decrease in impairment losses credited to income		(6)	(1,069)	(26)	(1,101)
Impairment losses (net)(*)	45-46	3	2,347	1	2,350
Entities acquired during the year		29	4,154	218	4,401
Transfers to written-off loans		(1)	(2,282)	-	(2,283)
Exchange differences and other		(2)	(757)	17	(740)
Balance at the end		203	17,741	617	18,561

(*)	Includes impairment losses on financial assets (Note 46) and the provisions for contingent risks (Note 45).

	Millions of Euros
June 2014	Notes	Available-for- sale portfolio	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		198	14,995	346	15,539
Increase in impairment losses charged to income		26	6,102	103	6,231
Decrease in impairment losses credited to income		(8)	(3,806)	(69)	(3,883)
Impairment losses (net)(*)	45-46	18	2,296	34	2,348
Entities acquired during the year		-	-	-	-
Transfers to written-off loans		(13)	(2,117)	-	(2,130)
Exchange differences and other		(2)	(448)	1	(449)
Balance at the end		201	14,726	381	15,308

(*)	Includes impairment losses on financial assets (Note 46) and the provisions for contingent risks (Note 45).

7.3.9        Refinancing and restructuring operations

Group policies and principles with respect to refinancing and restructuring operations

Refinancing and restructuring operations (see definition in the Glossary) are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinancing and restructuring operation is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing and restructuring policies are based on the following general principles:

●

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.

●

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.

●	This analysis is carried out from the overall customer or group perspective.

●	Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

●	The capacity to refinance and restructure loan is not delegated to the branches, but decided on by the risk units.

●	The decisions adopted are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing and restructuring loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

●

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

●	Refinancing and restructuring of operations is only allowed on those loans in which the BBVA Group originally entered into.

●	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

In the case of non-retail customers (mainly companies, enterprises and corporates), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

●

Forecasted future income, margins and cash flows over a sufficiently long period (around five years) to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

●	Where appropriate, the existence of a divestment plan for assets and/or business segments that can generate cash to assist the deleveraging process.

●	The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring operation does not imply the loan is reclassified from “impaired” or “potential problem” to outstanding risk; such a reclassification must be based on the analysis mentioned earlier of the viability and sufficiency of the new guarantees provided.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

●

“Impaired assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met.

●	“Potential problem assets”, because there is some material doubt as to possible non-compliance with the refinanced loan.

●

“Normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “normal-risk assets with special monitoring” until the conditions established for their consideration as outstanding risk are met).

The conditions established for “normal-risk assets with special monitoring” to be reclassified out of this special monitoring category are as follows:

●	The customer must have paid past-due amounts (principal and interest) since the date of the refinancing or restructuring of the loan;

●	At least two years must have elapsed since the refinancing or restructuring of the loan;

●

The customer must have paid at least 10% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the loan; and

●

It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.

The BBVA Group’s refinancing and restructuring policy provides for the possibility of two modifications in a 24 month period for loans that are not in compliance with the payment schedule.

The internal models used to determine allowances for loan losses consider the restructuring and renegotiation of a loan, as well as re-defaults on such a loan, by assigning a lower internal rating to restructured/renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non- renegotiated loans in the same portfolios).”

For quantitative information on refinancing and restructuring operations see Appendix VIII.

7.4	Market risk

7.4.1     Market risk portfolios

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks generated can be classified as follows:

●

Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.

●

Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.

●

Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.

●

Credit-spread risk: Credit spread is an indicator of an issuer’s credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

●

Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.

The metrics developed to control and monitor market risk in BBVA Group are aligned with best practices in the market and are implemented consistently across all the local market risk units.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group’s Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (VaR), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and commodity prices. In addition, for some positions other risks also need to be considered, such as credit spread risk, basis risk, volatility risk and correlation risk.

Most of the headings on the Group’s consolidated balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the balance sheet in which there is a market risk in trading activity subject to this measurement:

	Millions of Euros
	Main market risk metrics
June 2015 Headings of the balance sheet under market risk RELATION OF RISK METRICS TO BALANCE SHEET OF GROUP’S CONSOLIDATED POSITION	VaR	Others (*)
Assets subject to market risk
Financial assets held for trading	73,241	8,070
Available for sale financial assets	63	63,546
Of which: Equity instruments	-	6,377
Hedging derivatives	935	1,707
Liabilities subject to market risk
Financial liabilities held for trading	49,103	7,452
Hedging derivatives	2,040	234

(*)	Includes mainly assets and liabilities managed by COAP.

Although the prior table shows details the financial positions subject to market risk, it should be noted that the data are for information purposes only and do not reflect how the risk is managed in trading activity, where it is not classified into assets and liabilities.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Bancomer trading book, which jointly account for around 80% of the Group’s trading-book market risk. For the rest of the geographical areas (mainly South America and Compass), bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR (Value at Risk), economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units. The global limits are approved annually by the Executive Committee at the proposal of the market risk unit, following presentation to the GRMC and the Board of Directors’ Risk Committee. This limits structure is developed by identifying specific risks by type, trading activity and trading desk. In addition, the market risk unit maintains consistency between the limits. The control structure in place is supplemented by limits on losses and a system of warning signals to anticipate the effects of adverse situations in terms of risk and/or result.

The model used estimates VaR in accordance with the “historical simulation” methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years.

VaR figures are estimated following two methodologies:

●

VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.

●	VaR with smoothing, which gives a greater weight to more recent market information. This metric supplements the previous one.

In the case of South America, a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

●

VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the two risk factors inherent to market operations (interest rates, FX, RV, credit...). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

●

Specific Risk: Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The specific capital risk by IRC is a charge exclusively used in the geographical areas with the internal model approved (BBVA S.A. and Bancomer). The capital charge is determined according to the associated losses (at 99.9% in a 1-year horizon under the hypothesis of constant risk) due to the rating migration and/or default state the issuer of an asset. In addition, the price risk is included in sovereign positions for the items specified.

●

Specific Risk: Securitization and correlation portfolios. Capital charge for securitizations and the correlation portfolio to include the potential losses associated at the level of rating a specific credit structure (rating). Both are calculated by the standard method. The scope of the correlation portfolios refers to the FTD-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity.

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in the first semester of 2015

The Group’s market risk remains at low levels compared with the risk aggregates managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business and the Group’s policy of minimal proprietary trading. In the first semester of 2015 the average VaR was €25 m, slightly above 2014 figure, with a high on March 4, of €30 m. The evolution in the BBVA Group’s market risk in the second half of 2014 and the first semester of 2015, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

By type of market risk assumed by the Group’s trading portfolio, the main risk factor for the Group continues to be that linked to interest rates, with a weight of 60% of the total at the end of the first semester of 2015 (this figure includes the spread risk). The relative weight has decreased compared with the close of 2014 (67%). Exchange-rate risk accounts for 13%, increasing its proportion with respect to December 2014 (12%), while equity, volatility and correlation risk have increased, with a weight of 27% at the close of the first semester of 2015 (vs 20% at the close of 2014).

As of June 30, 2015 and December 31, 2014 the balance of VaR was €23 million and €25 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
June 2015
VaR average in the period						25
VaR max in the period	32	5	3	9	(18)	30
VaR min in the period	24	5	3	8	(19)	22
End of period VaR	25	5	4	8	(19)	23

December 2014
VaR average in the period						23
VaR max in the period	31	6	4	10	(22)	28
VaR min in the period	24	4	3	11	(23)	20
End of period VaR	30	5	2	7	(20)	25

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the model

The internal market risk model is validated on a regular basis by backtesting in both BBVA S.A. and Bancomer.

The aim of backtesting is to validate the quality and precision of the internal model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group’s results and the risk measurements generated by the model. These tests showed that the internal market risk model of both BBVA, S.A. and Bancomer is adequate and precise.

Two types of backtesting have been carried out in the six months period ended June 30, 2015:

●

“Hypothetical” backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.

●

“Real” backtesting: the daily VaR is compared with the total results, including intraday transactions, but discounting the possible minimum charges or fees involved. This type of backtesting includes the intraday risk in portfolios.

In addition, each of these two types of backtesting was carried out at the level of risk factor or business type, thus making a deeper comparison of the results with respect to risk measurements.

For the period between the second half of 2014 and the first semester of 2015, it was carried out the backtesting of the internal VaR calculation model, comparing the daily results obtained with the estimated risk level estimated by the VaR calculation model. At the end of the year the comparison showed the model was working correctly, within the “green” zone (0-4 exceptions), thus validating the model, as has occurred each year since the internal market risk model was approved for the Group.

Stress test analysis

A number of stress tests are carried out on BBVA Group’s trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the “Tequilazo” crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

Historical scenarios

The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:

●	Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.

●	Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).

●	Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on Resampling methodology. This methodology is based on the use of dynamic scenarios are recalculated periodically depending on the main risks held in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from 1-1-2008 until today), a simulation is performed by resampling of historic observations, generating a loss distribution and profits to analyze most extreme of births in the selected historical window. The advantage of this methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a richer information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.

The main features of this approach are: a) The generated simulations respect the correlation structure of the data, b) Flexibility in the inclusion of new risk factors and c) allows to introduce a lot of variability in the simulations (desirable to consider extreme events).

The impact of the stress test simulated scenarios (Expected shortfall 95% to 20 days) as of June 30, 2015 is as follows:

				Millions of Euros
	Europe	Bancomer	Peru	Venezuela	Argentina	Colombia	Chile
Expected Shortfall	(62)	(56)	(11)	(10)	(0)	(6)	(9)

7.4.2     Structural risk

Structural interest-rate risk

The structural interest-rate risk (SIRR) is related to the potential impact that variations in market interest rates have on an entity’s net interest income and equity. In order to properly measure SIRR, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed from two complementary points of view: net interest income (short term) and economic value (long term).

BBVA’s structural interest-rate risk management control and monitoring is based on a set of metrics and tools that enable the Entity’s risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as income at risk (IaR) and economic capital (EC), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is carried out separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to guarantee its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, the banking book’s interest-rate risk exposures are subjected to different stress tests in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for the Entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of “accounts with no explicit maturity”, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The hypotheses are reviewed and adapted regularly to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of sensitivities to net interest income and value of the main entities in BBVA Group to the six months period ended June 30, 2015:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to Interest-Rate Analysis - June 2015	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	11.00%	(3.51)%	4.01%	(3.26)%
Mexico	1.69%	(1.45)%	(4.35)%	4.71%
USA	7.65%	(4.99)%	(1.73)%	(3.63)%
South America	2.27%	(2.22)%	(2.40)%	2.66%
BBVA Group	4.71%	(2.57)%	2.00%	(2.12)%

(*)	Percentage of “1 year” net interest income forecast for each unit.
(**)	Percentage of net assets for each unit.

In the first semester of 2015, the accommodative monetary policies continued with the aim of boosting demand and investment, with interest rates in Europe in historical lows with the implementation of non-conventional measures (QE); as well as in the United States where there was a delay in the application of a gradual increase in official rates.

BBVA Group’s positioning in terms of its BSMUs (Balance Sheet Management Unit) as a whole has a positive sensitivity in its net interest income to interest rate hikes, while in terms of economic value the sensitivity is negative to interest rate increases, except for the euro balance sheet. Mature markets, both in Europe and the United States, show greater sensitivity in relative terms of their projected net interest income to a parallel interest-rate shock. However, in 2015 this negative sensitivity to cuts has been confined by the limited downward trend in interest rates. In this interest-rate environment, appropriate management of the balance sheet has maintained BBVA’s exposure at moderate levels, in accordance with the Group’s target risk profile.

Structural exchange-rate risk

In BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Balance Sheet Management unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the system of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in capital, CET1 (“Common Equity Tier 1”) ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in currency rates and their correlations.

The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange-rate risk control is the analysis of scenarios and stress with the aim of identifying in advance possible threats to future compliance with the tolerance levels set, so that any necessary preventive management actions can be taken. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

As for the market, in the six month ended June 30, 2015 the US dollar continues to be strong, with a drive that began in 2014, which has led to the appreciation against the euro of the currencies in which the Group concentrates its exposure. Furthermore, in general terms, volatility in exchange markets has slowed down relative to the latter part of last year. The most notable exception to this favorable performance is the Turkish lira, affected by political tensions. Also noteworthy is the significant adjustment in the Venezuelan currency, with the creation of a new exchange rate of the Marginal Currency System (Simadi), listed well below the preferential rate.

The Group’s structural exchange-rate risk exposure level has decreased during the first six months of 2015 as a result of the sale of participations in the Citic Group. The risk mitigation level of the book value of BBVA Group’s holdings in foreign currency remained on average at 45% and hedging of foreign-currency earnings in the six month ended June 30, 2015 stood at 46%.

Structural equity risk

BBVA Group’s exposure to structural equity risk stems basically from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

Structural management of equity portfolios is the responsibility of the Group’s units specializing in this area. Their activity is subject to the corporate risk management policies for equity positions in the equity portfolio. The aim is to ensure that they are handled consistently with BBVA’s business model and appropriately to its risk tolerance level, thus enabling long-term business sustainability.

The Group’s risk management systems also make it possible to anticipate possible negative impacts and take appropriate measures to prevent damage being caused to the Entity. The risk control and limitation mechanisms are focused on the exposure, annual operating performance and economic capital estimated for each portfolio. Economic capital is estimated in accordance with a corporate model based on Monte Carlo simulations, taking into account the statistical performance of asset prices and the diversification existing among the different exposures.

Backtesting is carried out on a regular basis on the risk measurement model used.

The six month ended June 30, 2015 has been characterized by a strong European stock market performance, particularly in the telecommunications sector, where a large part of BBVA’s exposure is concentrated. This performance has boosted the returns on these investments and the Group’s equity portfolios.

Structural equity risk, measured in terms of economic capital, has decreased significantly in the period as a result of the sales carried out, among which, the participation in the Citic Group is considered material.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This checks that the risks are limited and that the tolerance levels set by the Group are not at risk.

7.5        Liquidity Risk

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management avoids possible contagion due to a crisis that could affect only one or various BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent BBVA S.A., within the Euro currency scope, specifically BBVA Portugal and the recent Catalunya Banc acquisition.

Thus a core principle of the BBVA Group’s liquidity management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, a liquidity pool is maintained at an individual entity level, both in Banco Bilbao Vizcaya Argentaria, S.A. and in the banking subsidiaries, including BBVA Compass, BBVA Bancomer and the Latin American subsidiaries.

The table below shows the liquidity available by instrument as of June 30, 2015 for the most significant entities:

	Millions of Euros
June 2015	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others

Cash and balances with central banks	8,531	5,510	2,059	5,884
Assets for credit operations with central banks	56,984	6,998	20,590	4,440
Central governments issues	36,088	4,326	5,336	4,142
Of Which: Spanish government securities	28,945	–	–	–
Other issues	20,896	2,672	1,859	298
Loans	–	–	13,395	–
Other non-eligible liquid assets	6,791	484	23	812
ACCUMULATED AVAILABLE BALANCE	72,305	12,992	22,672	11,136

AVERAGE BALANCE	64,825	12,710	23,321	11,229

(1)	It includes Banco Bilbao Vizcaya Argentaria, S.A., Catalunya Banc and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The Strategy and Finance Division, through Balance Sheet Management, manages BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each Liquidity Management Unit (LMUs) and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Standing Committee.

The Bank’s target behavior, in terms of liquidity and funding risk is characterized through the Loan to Stable Customer Deposits (LtSCD) ratio. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, GRM-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas.

The second core element in liquidity and funding risk management is to achieve proper diversification of the wholesale funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term wholesale borrowing.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

The above metrics are completed with a series of indicators with thresholds levels that aim to avoid the concentration of wholesale funding by product, counterparty, market and term, as well as to promote diversification by geographical area. In addition, reference thresholds are established on a series of advance indicators that make it possible to anticipate stress situations in the markets and adopt, if necessary, preventive actions.

Stress analyses are also a basic element of the liquidity and funding risk monitoring system, as they help anticipate deviations from the liquidity targets and limits set out in the risk appetite as well as establish tolerance ranges at different management levels. They also play a key role in the design of the Liquidity Contingency Plan and in defining the specific measures for action for realigning the risk profile. For each of the scenarios, a check is carried out whether the Bank has a sufficient stock of liquid assets to ensure the ability to meet the liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios, one core and three crisis-related: systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the bank’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios. Each scenario considers the following factors: liquidity existing on the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the performance of the bank’s asset quality. The results of these stress analyses carried out regularly reveal that BBVA has a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario such as a combination of a systemic crisis and an unexpected internal crisis with a major downgrade in the bank’s rating (by up to three notches).

For the first semester of 2015, both long and short-term wholesale funding markets continued to be stable thanks to the positive trend in sovereign risk premiums and the setting of negative rates by the ECB for the marginal deposit facility, in an environment marked by greater uncertainty on growth in the Eurozone, which has led to new actions by the ECB. The last two targeted long-term refinancing operations (TLTRO) auctions were held in March and June 2015. BBVA took €6,000 million as a whole (See Note 9). In the six month ended June 30, 2015, the improvement in the Bank’s liquidity and funding profile has made it possible to increase the survival period in each of the stress scenarios analyzed.

The situation in the rest of the LMUs outside Europe has also been very positive, as the liquidity position has once again been reinforced in all the geographical areas in which the Group operates.

In this context of improved access to the market, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from stable customer funds, while guaranteeing a sufficient buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets. The liquidity risk exposure has been kept within the risk appetite and the limits approved by the Board of Directors.

7.6        Encumbered Assets

As of June 30, 2015 and December 31, 2014, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

	Millions of Euros
	Encumbered assets	Unencumbered assets
June 2015 Assets	Book value	Book value
Assets	150,067	519,137
Equity instruments	3,102	10,269
Debt Securities	51,480	93,778
Other assets	95,485	415,090

	Millions of Euros
	Encumbered assets	Unencumbered assets
December 2014 Assets	Book value	Book value
Assets	130,585	501,357
Equity instruments	3,602	10,706
Debt Securities	54,454	74,433
Other assets	72,530	416,217

These assets are mainly linked to covered bonds. Such assets relate mainly to loans linked to the issue of mortgage bonds, covered bonds or long term securitized bonds (see Note 21.3); to debt securities that are committed in repurchase agreements; collateral pledged and also loans or debt instruments, in order to access to financing transactions with central banks. The encumbered assets caption also includes any type of collateral pledged to derivative transactions.

As of June 30, 2015 and December 31, 2014, collateral pledge mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

	Millions of Euros
June 2015 Collateral received	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	19,924	7,312
Equity instruments	-	848
Debt securities	19,924	4,785
Other collateral received	-	1,679
Own debt securities issued other than own covered bonds or ABSs	-	354

	Millions of Euros
December 2014 Collateral received	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	18,496	4,899
Equity instruments	1	78
Debt securities	18,496	3,873
Other collateral received	-	947
Own debt securities issued other than own covered bonds or ABSs	-	534

As of June 30, 2015 and December 31, 2014, financial liabilities issued related to encumbered assets in financial transactions were as follows:

	Millions of Euros
June 2015 Sources of encumbrance	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	149,586	169,991

	Millions of Euros
December 2014 Sources of encumbrance	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	136,372	149,082

7.7          Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, excluding any valuation adjustments or impairment losses:

			Millions of Euros
Contractual Maturities June 2015	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	22,541	3,682	27	920	706	-	27,876
Loans and advances to credit institutions	6,239	14,697	588	4,301	254	1,796	27,875
Loans and advances to customers	23,694	28,785	17,734	56,842	92,923	157,241	377,219
Debt securities	43	3,163	2,488	24,643	56,417	58,073	144,826
Derivatives (trading and hedging)	116	1,770	1,957	4,932	12,295	23,283	44,353
Total	52,633	52,097	22,794	91,637	162,594	240,393	622,150

Liabilities -
Deposits from central banks	103	16,924	3,167	3,374	12,586	-	36,155
Deposits from credit institutions	4,740	27,744	3,223	8,689	7,248	2,583	54,228
Deposits from customers	170,915	52,818	21,877	60,040	34,992	9,901	350,544
Debt certificates (including bonds)	3	287	3,443	10,937	26,813	18,364	59,849
Subordinated liabilities	-	-	12	102	2,087	13,461	15,662
Other financial liabilities	904	5,610	815	377	1,331	54	9,092
Short positions	14,713	-	-	-	-	-	14,713
Liabilities under insurance contracts	-	-	95	1,709	3,134	5,384	10,322
Derivatives (trading and hedging)	44	1,904	1,825	4,942	13,438	22,454	44,608
Total	191,421	105,288	34,457	90,172	101,631	72,202	595,173

Contingent Risk
Financial guarantees	845	1,070	1,018	1,767	2,013	751	7,464

			Millions of Euros
Contractual Maturities December 2014	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Asset -
Cash and balances with central banks	26,553	1,779	915	616	1,566	-	31,430
Loans and advances to credit institutions	2,308	18,518	756	1,895	1,421	2,076	26,975
Loans and advances to customers	20,974	26,691	17,130	46,278	90,541	149,337	350,950
Debt securities	44	1,610	3,484	10,275	50,691	62,038	128,142
Derivatives (trading and hedging)	592	2,117	2,316	4,229	11,680	25,846	46,780
Total	50,471	50,715	24,601	63,293	155,899	239,297	584,277

Liabilities -
Deposits from central banks	102	13,823	6,848	1,926	5,481	-	28,179
Deposits from credit institutions	4,851	36,038	5,215	6,797	9,242	2,876	65,018
Deposits from customers	165,920	44,136	17,461	51,463	32,669	6,488	318,136
Debt certificates (including bonds)	-	2,026	4,797	5,287	30,723	13,285	56,118
Subordinated liabilities	-	-	2	77	1,382	12,155	13,606
Other financial liabilities	475	5,091	467	207	1,024	24	7,288
Short positions	11,747	-	-	-	-	-	11,747
Liabilities under insurance contracts	-	20	120	906	2,961	6,452	10,460
Derivatives (trading and hedging)	429	2,646	2,551	4,228	12,302	25,228	47,383
Total	183,524	103,780	37,461	70,891	95,784	66,508	557,935

Contingent Risk
Financial guarantees	757	1,289	323	2,401	2,165	744	7,678

7.8          Operational Risk

Operational risk is defined as one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk but excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes. Its origins are diverse (processes, internal and external fraud, technology, human resources, commercial practices, disasters, suppliers). Operational risk management is a part of the BBVA Group Global risk management structure.

Operational risk management framework

Operational risk management in the Group is based on the value-adding drivers generated by the advanced measurement approach (AMA), as follows:

●	Active management of operational risk and its integration into day-to-day decision-making means:

–	Knowledge of the real losses associated with this type of risk.

–	Identification, prioritization and management of real and potential risks.

–	The existence of indicators that enable the Bank to analyze operational risk over time, define warning signals and verify the effectiveness of the controls associated with each risk.

The above helps create a proactive model for making decisions about control and business, and for prioritizing the efforts to mitigate relevant risks in order to reduce the Group’s exposure to extreme events.

●	Improved control environment and strengthened corporate culture.

●	Generation of a positive reputational impact.

Operational Risk Management Principles

Operational risk management in BBVA Group should:

●	Be aligned with the risk appetite statement set out by the Board of Directors of BBVA.

●

Anticipate the potential operational risks to which the Group would be exposed as a result of new or modified products, activities, processes, systems or outsourcing decisions, and establish procedures to enable their evaluation and reasonable mitigation prior to their implementation.

●

Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered, while preserving the Group’s solvency at all times.

●

Identify the causes of the operational losses sustained by the Group and establish measures to reduce them. Procedures must therefore be in place to enable the capture and analysis of the operational events that cause those losses.

●

Analyze the events that have caused operational risk losses in other institutions in the financial sector and promote, where appropriate, the implementation of the measures needed to prevent them from occurring in the Group.

●

Identify, analyze and quantify events with a low probability of occurrence and high impact in order to ensure their mitigation. Due to their exceptional nature, it is possible that such events may not be included in the loss database or, if they are, they have impacts that are not representative.

●	Have an effective system of governance in place, where the functions and responsibilities of the areas and bodies involved in operational risk management are clearly defined.

These principles reflect BBVA Group’s vision of operational risk, on the basis that the resulting events have an ultimate cause that should always be identified, and that the impact of the events is reduced significantly by controlling that cause.

Irrespective of the adoption of all the possible measures and controls for preventing or reducing both the frequency and severity of operational risk events, BBVA ensures at all times that sufficient capital is available to cover any expected or unexpected losses that may occur.

Three lines of defense

El The BBVA Group’s Operational Risk management model is organized into 3 lines of defense:

●	First line: management in the business and support lines for Operational Risk in products, activities, processes and systems.

All areas must integrate Operational Risk management on a day-to-day basis, and collaborate in identifying and evaluating risks, establishing target risk, carrying out controls, and implementing mitigation plans for risks with a higher than can be assumed residual risk.

In all spheres of OR management, the Operational Risk Managers (Business ORM) will be the ones to ensure the proper management of operational risk in their respective areas by promoting the identification of target risk, assuring the implementation of mitigation plans and the correct performance of controls. OR management in the units is described, specified and monitored in the Operational Risk Management Committee (ORM Committee).

●

Second line: the functions of Corporate Operational Risk Management (CORM) and country-level Operational Risk Management, independent of the first line, responsible for designing and maintaining the Group’s Operational Risk model and for checking its correct application within the scope of the different areas.

Second-line activities include those performed by the specialist control units: Regulatory Compliance, Internal Risk Control, Internal Financial Control, Operational Control, IT Risk, Fraud & Security, and the managers of Purchasing Production, Premises and Services, HR and Strategy and Finance in Spain. The activities carried out by this second line are:

–	Identify and evaluate the main risks within the specialist scope of the areas.

–	Define mitigating measures and ensure they are implemented by the areas.

–	Help the areas to comply with their responsibility.

The Holding specialists will endow the Group model with a cross-cutting vision and establish risk benchmarks and controls for its local specialists to guarantee an independent, expert and consistent vision.

●	Third line: performed by BBVA’s Internal Audit, which:

–	Carries out an independent review of the model, checking the compliance and effectiveness of the corporate policies established.

–	Provides independent information on the control environment to the Global Committee.

8.        Fair value

8.1      Fair value of financial instrument

The fair value of financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is therefore a market-based measurement and not specific to each entity.

All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in an active market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at fair value through adjustments in the profit and loss or equity.

When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of the fair value derived from the use of such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The process for determining the fair value established in the entity to ensure that trading portfolio assets are properly valued, BBVA has established, at a geographic level, a structure of New Product Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. The members of these Committees, responsible for valuation, are independent from the business (see Note 7).

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure these financial assets and liabilities, in accordance with the rules established by the Global Valuation Area and using models that have been validated and approved by the Department of Methodologies that reports to Global Risk Management.

Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for assessment, criteria is established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams or those obtained by other market participants.

The process for determining the fair value required the classification of the financial assets and liabilities according to the measurement processes used set forth below:

●

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and referred to active markets - according to the Group policies. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

●	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

●

Level 3: Measurement using techniques where some of the material inputs are not taken from market observable data. As of June 30, 2015, the affected instruments accounted for approximately 0.02% of financial assets and 0.10% of the Group’s financial liabilities registered at fair value. Model selection and validation is undertaken by control areas outside the market units.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values.

	Millions of Euros
		June 2015		December 2014
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	27,876	27,876	31,430	31,430
Financial assets held for trading	10	82,499	82,499	83,258	83,258
Other financial assets designated at fair value through profit or loss	11	3,003	3,003	2,761	2,761
Available-for-sale financial assets	12	103,533	103,533	94,875	94,875
Loans and receivables	13	399,984	406,941	372,375	373,397
Fair value changes of the hedges	14	57	57	121	121
Hedging derivatives	14	3,160	3,160	2,551	2,551
LIABILITIES-
Financial assets held for trading	10	56,735	56,735	56,798	56,798
Other financial liabilities designated at	11	2,821	2,821	2,724	2,724
Financial liabilities at amortized cost	21	528,123	528,737	491,899	486,904
Fair value changes of the hedged items in portfolio hedges of interest	14	420	420	-	-
Hedging derivatives	14	2,585	2,585	2,331	2,331

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments at fair value and subsequently the information of those recorded at cost (including their fair value), although this value is not used when accounting for these instruments.

8.1.1	Fair value of financial instrument recognized at fair value

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
		June 2015			December 2014
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	42,561	39,837	103	39,603	43,459	195
Loans and advances to customers		-	175	-	-	128	-
Debt securities		35,222	550	7	33,150	691	43
Equity instruments		5,261	57	37	4,923	17	77
Trading derivatives		2,079	39,055	59	1,530	42,623	76
Other financial assets designated at fair value through profit or loss	11	2,925	78	-	2,690	71	-
Loans and advances to credit institutions		-	-	-	-	-	-
Debt securities		715	78	-	666	71	-
Equity instruments		2,210	-	-	2,024	-	-
Available-for-sale financial assets	12	82,354	20,507	529	76,693	17,236	406
Debt securities		77,417	20,301	8	70,225	16,987	396
Equity instruments		4,937	206	521	6,468	249	10
Hedging derivatives	14	68	3,092	-	59	2,491	-
LIABILITIES-
Financial liabilities held for trading	10	16,461	40,261	13	13,627	43,135	36
Trading derivatives		1,749	40,261	13	1,880	43,135	36
Short positions		14,713	-	-	11,747	-	-
Other financial liabilities designated at fair value through profit or loss	11	-	2,821	-	-	2,724	-
Hedging derivatives	14	347	2,155	84	-	2,270	62

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of June 30, 2015 and December 31, 2014 additionally includes €142 million and €540 million for equity instruments, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of June 30, 2015:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and advances to customers		Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer credit risk - Current market interest rates
Available-for-sale financial assets	175
Debt securities		Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer credit risk - Current market interest rates
Trading portfolio	550
Other financial assets at fair value through profit and loss	78	Active price in inactive market	- Brokers/dealers quotes - External contributing prices - Market benchmarks
Available-for-sale financial assets	20,301	Comparable pricing (Observable price in a similar market)
Equity Instruments
Trading portfolio	57	Comparable pricing (Observable price in a similar market)	- Brokers quotes - Market operations - NAVs published
Available-for-sale financial assets	206
Other financial liabilities		Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer credit risk - Current market interest rates
Other financial liabilities designated at fair value through profit or loss	2,821

Derivative

• Commodities: Discounted cash flows and moment adjustment

• Credit products: Default model and Gaussian copula

• Exchange rate products: Discounted cash flows, Black, Local Vol and Moment adjustment

• Fixed income products: Discounted cash flows

• Equity instruments: Local-Vol, Black, Moment adjustment and Discounted cash flows

• Interest rate products:

     - Interest rate swaps, Call money Swaps y FRA:

     Discounted cash flows

     - Caps/Floors: Black, Hull-White y SABR

     - Bond options: Black

     - Swaptions: Black, Hull-White y LGM

     - Interest rate options: Black, Hull-White y SABR

     - Constant Maturity Swaps: SABR

- Exchange rates

- Market quoted future prices

- Market interest rates

- Underlying assests prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

Trading derivatives
Trading asset portfolio	39,055
Trading liability portfolio	40,261
Hedging derivatives
Asset	3,092
Liability	2,155

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Debt securities		Present-value method (Discounted future cash flows)	- Credit spread - Recovery rates - Interest rates - Market benchmark - Default correlation
Trading portfolio	7
Available-for-sale financial assets	8	Comparable pricing (Comparison with prices of similar instruments)	- Prices of similar instruments or market benchmark
Equity Instruments		Net Asset Value	- NAV provided by the administrator of the fund
Trading portfolio	37
Available-for-sale financial assets	521	Comparable pricing (Comparison with prices of similar instruments)	- Prices of similar instruments or market benchmark

Derivatives		Credit Option: Gaussian Copula	- Correlation default - Credit spread - Recovery rates - Interest rate yields
Trading derivatives			- Volatility of volatility - Interest rate yields - Dividends - Assets correlation
Trading asset portfolio	59	Equity OTC Options : Heston
Trading liability portfolio	13
Hedging derivatives		Interest rate options: Libor Market Model	- Beta - Correlation rate/credit - Credit default volatility
Liability	84

Quantitative information of non-observable inputs used to calculate Level 3 valuations is presented below:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Max	Average	Units

Debt Securities	Net Present Value	Credit Spread	19.76	19.76	19.76	b.p.
		Recovery Rate	0.25	40.00	39.23%
	Comparable pricing	Price	0.25	89.89	88.11%
Equity instruments	Net Asset Value	Net Asset Value (*)	-	-	-	-
	Comparable pricing	Price (*)	-	-	-	-
Credit Option	Gaussian Copula	Correlation Default	36.65	89.31	56.03%
Corporate Bond Option	Black 76	Price Volatility	10.00	10.00	10.00	Vegas
Equity OTC Option	Heston	Forward Volatility Skew	15.27	89.43	37.33	Vegas
Interest Rate Option	Libor Market Model	Beta	0.25	18.00	9.00%
		Correlation Rate/Credit	(100.00)	100.00	(**)%
		Credit Default Volatility	0.00	0.00	0.00	Vegas

(*)	Range is not provided as it would be too wide to take into account the diverse nature of the different positions.

(**)	Depending on the sensitivity of the worst scenario transaction by transaction.

The techniques used for the assessment of the main instruments classified in Level 3, and its main unobservable inputs, are described below:

●

The net present value: This model uses the future cash flows of each instrument, which are established in the different contracts, and discounted to their present value. This model often includes many observable market parameters, but may also include unobservable market parameters directly, as described below.

–

Credit Spread: represents the difference in yield of an instrument and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that instrument. Therefore, the credit spread of an instrument is part of the discount rate used to calculate the present value of future cash flows.

–	Recovery rate: defines how the percentage of principal and interest recovered from a debt instrument that has defaulted.

●

Comparable prices: prices of comparable instruments and benchmarks are used to calculate its yield from the entry price or current rating making further adjustments to account for differences that may exist between valued asset and it is taken reference. It can also be assumed that the price of an instrument is equivalent to the other.

●	Net asset value: represents the total value of the financial assets and liabilities of a fund and is published by the fund manager thereof.

●

Gaussian copula: dependent on credit instruments of various references, the joint density function to integrate to value is constructed by a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.

●

Heston: the model, typically applied to equity options assumes stochastic behavior of volatility. According to which, the volatility follows a process that reverts to a long-term level and is correlated with the underlying instrument. As opposed to local volatility models, in which the volatility evolves deterministically, the Heston model is more flexible, allowing it to be similar to that observed in the short term today.

●

Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forwards that compose the process. The correlation matrix is parameterized on the assumption that the correlation between any two forwards decreases at a constant rate, beta, to the extent of the difference in their respective due dates. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve.

Adjustments to the valuation for risk of default

The credit valuation adjustments (“CVA”) and debit valuation adjustments (“DVA”) are a part of derivative valuations, both financial assets and liabilities, to reflect the impact in the fair value of the credit risk of the counterparty and its own, respectively.

These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, for all derivative products on any instrument at the legal entity level (all counterparties under a same ISDA / CMOF) in which BBVA has exposure.

As a general rule, the calculation of CVA is done through simulations of market and credit variables to calculate the expected positive exposure, given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the result of the expected negative exposure given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Both calculations are performed throughout the entire period of potential exposure.

The information needed to calculate the exposure at default and the loss given default come from the credit markets (Credit Default Swaps or iTraxx Indexes), save for cases where an internal rating is available. For those cases where the information is not available, BBVA implements a mapping process based on the sector, rating and geography to assign probabilities of both probability of default and loss given default, calibrated directly to market or with an adjustment market factor for the probability of default and the historical expected loss.

The impact recorded under “Net gains (losses) on financial asset and liabilities” in the consolidated income statement for the six month ended June 30, 2015 corresponding to the credit risk assessment of the asset derivative positions as “Credit Valuation Adjustment” (CVA) and liabilities derivative position as “Debit Valuation Adjustment” (DVA), was approximately €42 and €58 million respectively.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
	June 2015		December 2014
Financial Assets Level 3 Changes in the Period	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	601	98	881	52
Valuation adjustments recognized in the income statement (*)	(59)	(10)	39	46
Valuation adjustments not recognized in the income statement	7	2	(43)	1
Acquisitions, disposals and liquidations (**)	64	2	(153)	(6)
Net transfers to Level 3	(35)	-	5	-
Exchange differences and others	54	5	(130)	5
Balance at the end	632	96	601	98

(*)

Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held at the June 30, 2015 and December 31, 2014. Valuation adjustments are recorded under the heading “Net gains (losses) on financial assets and liabilities (net)”.

(**)	Of which, in the first semester of 2015, the assets roll forward is comprised of €85 million of acquisitions and €21 million of disposals and liabilities of €2 million.

As of June 30, 2015, the profit/loss on sales of financial instruments classified as level 3 recognized in the accompanying income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Technology and Methodology Area, has established the rules for a proper portfolio asset classification according to the fair value hierarchy defined by international accounting standards.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the accounting subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement in the first semester of 2015 are at the following amounts in the accompanying consolidated balance sheets as of June 30, 2015:

		Millions of Euros
	From:	Level 1		Level 2			Level 3
Transfer Between Levels	To:	Level 2	Level 3	Level 1		Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading			8	-	53	12	-	53
Available-for-sale financial assets			61	-	71	6	-	-
Total			69	-	124	18	-	53

The amount of financial instruments that were transferred between levels of valuation for the first semester of 2015 is not material relative to the total portfolios, basically corresponding to the above revisions of the classification between levels because these assets had modified some of its features. Specifically:

- Transfers of Levels 1 and 2 to Level 3 €18 million because certain equity instruments ceased to be observable quotes and prices (for example bankruptcy or liquidation), so they have gone from Level 2 to Level 3 in an amount of €18 million.

- Transfers between Levels 1 and 2 for a net €55 million: Mainly due to the reclassification from €124 million of debt instruments that had had any observable trading on the market and have been transferred from Level 2 to Level 1.

Sensitivity Analysis

Sensitivity analysis is performed on financial instruments with significant unobservable inputs (financial instruments included in level 3), in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out on a monthly basis, based on the criteria defined by the Global Valuation Area taking into account the nature of the methods used for the assessment and the reliability and availability of inputs and proxies used. In order to establish, with a sufficient degree of certainty, the valuating risk that is incurred in such assets without applying diversification criteria between them.

As of June 30, 2015, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable hypotheses) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS
Financial assets held for trading	17	(19)
Available-for-sale financial assets			3	(3)
LIABILITIES-
Financial liabilities held for trading	1	(1)
Total	19	(21)	3	(3)

8.1.2          Fair value of financial instruments carried at cost

The valuation methods used to calculate the fair value of financial assets and liabilities carried at cost are presented below:

●	The fair value of “Cash and balances with central banks” approximates their book value, as it is mainly short-term balances.

●

The fair value of the “Loans and advances to customers” and “financial liabilities at amortized cost” was estimated using the method of discounted expected future cash flows using market interest rates at the end of each year. Additionally, factors such as prepayment rates and correlations of default are taken into account.

The following table presents key financial instruments carried at amortized cost in the accompanying consolidated balance sheets, broken down according to the method of valuation used to estimate their fair value:

		Millions of Euros
		June 2015			December 2014
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Cash and balances with central banks	9	27,876	-	-	31,430	-	-
Loans and receivables	13	-	3,044	403,898	-	3,046	370,352
LIABILITIES-
Financial liabilities at amortized cost	21	-	-	528,737	-	-	486,904

The main valuation techniques, hypotheses and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those at June 30, 2015:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and receivables		Present-value method	- Credit spread
Debt securities	3,044	(Discounted future cash flows)	- Interest rates

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and receivables
Loans and advances to credit institutions	28,569	Present-value method	- Credit spread - Prepayment rates
Loans and advances to customers	367,397	(Discounted future cash flows)	- Market interest rates
Debt securities	7,932
Financial liabilities at amortized cost
Deposits from central banks	36,188
Deposits from credit institutions	53,623		- Credit spread
Customer deposits	348,630	Present-value method	- Prepayment rates
Debt certificates	63,640	(Discounted future cash flows)	- Market interest rates
Subordinated liabilities	17,149
Other financial liabilities	9,507

Financial instruments at cost

As of June 30, 2015 and December 31, 2014, there were equity instruments and certain discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they were not traded in organized markets and, thus, their unobservable inputs are significant. On the above dates, the balances of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €638 million and €540 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in the six months period ended June 30, 2015 and 2014:

	Millions of Euros
Sales of Financial Instruments at Cost	June 2015	December 2014
Amount of Sale	1	71
Carrying Amount at Sale Date	-	21
Gains/Losses	1	50

8.2       Assets measured at fair value on a nonrecurring basis

As indicated in Note 2.2.4, non-current assets held for sale are measured at the lower of their fair value less costs to sell and its carrying amount. As of June 30, 2015 nearly the entire book value of the non-current assets held for sale from foreclosures or recoveries match their fair value (see Note 15).The global valuation of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

Real estate properties have been appraised individually considering a hypothetical stand-alone sale and not as part of a real estate portfolio type of sale.

The portfolio of assets held for sale by type of asset as of June 30, 2015 and December 31, 2014 is provided below by hierarchy of fair value measurements:

	Millions of Euros
	June 2015				December 2014
Fair Value by Levels	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Housing	-	2,087	14	2,101	-	2,045	9	2,054
Offices, warehouses and other	-	426	8	434	-	399	8	407
Land	-	7	242	249	-	-	237	237
TOTAL	-	2,520	263	2,783	-	2,444	255	2,699

Since the amount classified in Level 3 (€263 million) is not significant compared to the total consolidated assets and that the inputs used in the valuation are very diverse depending on the type and geographic location, they have not been disclosed.

9.   Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	June 2015	December 2014
Cash		5,107	6,247
Balances at the Central Banks		22,357	24,974
Reverse repurchase agreements	34	412	209
Total		27,876	31,430

During the first semester of 2015, the changes in this item are mainly due to the decrease in deposits with ECB and to the depreciation in Venezuela.

		Millions of Euros
Deposits from Central Banks	Notes	June 2015	December 2014
Deposits from Central Banks		26,891	19,405
Repurchase agreements	34	9,263	8,774
Accrued interest until expiration		40	14
Total	21	36,195	28,193

During the six months period ended June 30, 2015, the variation of the heading “Financial liabilities at amortized cost – Deposits at central Banks” is due mainly to an increase in deposits at the European Central Bank and the integration of Catalunya Banc.

10.    Financial assets and liabilities held for trading

10.1        Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	June 2015	December 2014
ASSETS-
Loans and advances to customers	175	128
Debt securities	35,776	33,883
Equity instruments	5,355	5,017
Trading derivatives	41,193	44,229
Total Assets	82,499	83,258
LIABILITIES-
Trading derivatives	42,023	45,052
Short positions	14,713	11,747
Total Liabilities	56,735	56,798

10.2        Debt securities

The breakdown by type of issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by issuer	June 2015	December 2014
Issued by Central Banks	231	193
Spanish government bonds	7,160	6,332
Foreign government bonds	23,219	21,688
Issued by Spanish financial institutions	743	879
Issued by foreign financial institutions	1,880	2,169
Other debt securities	2,543	2,623
Total	35,776	33,883

10.3        Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	June 2015	December 2014
Shares of Spanish companies
Credit institutions	1,012	865
Other sectors	1,492	1,677
Subtotal	2,504	2,541
Shares of foreign companies
Credit institutions	136	107
Other sectors	2,714	2,368
Subtotal	2,851	2,476
Total	5,355	5,017

10.4        Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market certain products amongst the Group’s customers. As of June 30, 2015 and December 31, 2014, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties which are mainly foreign credit institutions, and related to foreign-exchange, interest-rate and equity risk. Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

	Millions of Euros
Trading derivatives by type of risk / by product or by type of market - June 2015	Assets	Liabilities	Notional amount - Total
Interest rate	22,924	23,503	1,226,466
OTC options	3,377	3,360	220,976
OTC other	19,545	20,142	991,684
Organized market options	1	1	3,385
Organized market other	-	-	10,421
Equity	3,866	4,436	127,438
OTC options	1,697	2,936	69,145
OTC other	118	113	3,004
Organized market options	2,049	1,387	53,075
Organized market other	1	-	2,213
Foreign exchange and gold	13,932	13,701	421,048
OTC options	400	426	36,076
OTC other	13,005	12,753	382,192
Organized market options	-	-	4
Organized market other	527	522	2,777
Credit	457	353	38,675
Credit default swap	402	352	37,496
Credit spread option	4	1	1,169
Total return swap	-	-	-
Other	51	-	10
Commodity	10	19	189
Other	3	11	496
DERIVATIVES	41,193	42,023	1,814,311
of which: OTC - credit institutions	23,129	27,693	1,000,161
of which: OTC - other financial corporations	9,539	8,549	591,283
of which: OTC - other	5,947	3,871	150,991

	Millions of Euros
Trading derivatives by type of risk / by product or by type of market - December 2014	Assets	Liabilities	Notional amount - Total
Interest rate	29,504	28,770	1,160,445
OTC options	3,919	4,301	214,621
OTC other	25,578	24,283	936,281
Organized market options	1	25	1,470
Organized market other	6	162	8,073
Equity	2,752	3,980	108,327
OTC options	1,229	1,874	64,552
OTC other	169	1,068	3,382
Organized market options	1,353	1,038	38,185
Organized market other	1	-	2,209
Foreign exchange and gold	11,409	11,773	360,573
OTC options	243	372	33,119
OTC other	10,862	11,098	323,275
Organized market options	1	-	10
Organized market other	303	304	4,170
Credit	548	504	45,066
Credit default swap	545	335	43,406
Credit spread option	3	1	1,650
Total return swap	-	-	-
Other	-	167	10
Commodity	14	24	378
Other	1	1	247
DERIVATIVES	44,229	45,052	1,675,036
of which: OTC - credit institutions	29,041	32,807	931,198
of which: OTC - other financial corporations	6,557	7,455	556,090
of which: OTC - other	6,966	3,261	133,631

11.    Other financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss.	June 2015	December 2014
ASSETS-
Debt securities	792	737
Unit-linked products	152	157
Other securities	640	580
Equity instruments	2,210	2,024
Unit-linked products	2,095	1,930
Other securities	115	94
Total Assets	3,003	2,761
LIABILITIES-
Other financial liabilities	2,821	2,724
Unit-linked products	2,821	2,724
Total Liabilities	2,821	2,724

As of June 30, 2015 and December 31, 2014 the most significant balances within other financial assets and liabilities at fair value through profit and loss related to assets and liabilities linked to insurance products where the policyholder bears the risk (“Unit-Link”). This type of product is sold only in Spain, through BBVA Seguros SA, insurance and reinsurance and BBVA Vida S.A., insurance and reinsurance, and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

12.    Available-for-sale financial assets

12.1        Available-for-sale financial assets - Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	June 2015	December 2014
Debt securities	97,800	87,679
Impairment losses	(74)	(70)
Subtotal	97,727	87,608
Equity instruments	5,936	7,370
Impairment losses	(129)	(103)
Subtotal	5,806	7,267
Total	103,533	94,875

12.2      Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying financial statements, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Debt Securities Available-for-Sale June 2015	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	38,873	1,573	(115)	40,331
Other debt securities	4,897	221	(32)	5,087
Issued by Central Banks	-	-	-	-
Issued by credit institutions	2,914	133	(28)	3,019
Issued by other issuers	1,984	88	(4)	2,068
Subtotal	43,770	1,794	(146)	45,418
Foreign Debt Securities
Mexico	14,627	332	(181)	14,778
Mexican Government and other government agency debt securities	12,320	308	(155)	12,473
Other debt securities	2,307	24	(25)	2,306
Issued by Central Banks	-	-	-	-
Issued by credit institutions	133	1	(2)	132
Issued by other issuers	2,174	23	(23)	2,174
The United States	11,482	74	(108)	11,448
Government securities	5,090	22	(19)	5,093
US Treasury and other US Government agencies	1,658	4	(11)	1,651
States and political subdivisions	3,432	19	(8)	3,442
Other debt securities	6,392	52	(89)	6,355
Issued by Central Banks	-	-	-	-
Issued by credit institutions	22	-	-	22
Issued by other issuers	6,371	52	(89)	6,333
Other countries	25,652	755	(326)	26,082
Other foreign governments and other government agency debt securities	10,791	478	(160)	11,109
Other debt securities	14,862	277	(166)	14,973
Issued by Central Banks	2,056	3	(4)	2,055
Issued by credit institutions	3,305	159	(47)	3,416
Issued by other issuers	9,501	116	(115)	9,502
Subtotal	51,761	1,161	(615)	52,308
Total	95,532	2,956	(761)	97,727

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Debt Securities Available-for-Sale December 2014	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	34,445	2,290	(55)	36,680
Other debt securities	5,892	252	(22)	6,122
Issued by Central Banks	-	-	-	-
Issued by credit institutions	3,567	162	(13)	3,716
Issued by other issuers	2,325	90	(9)	2,406
Subtotal	40,337	2,542	(77)	42,802
Foreign Debt Securities
Mexico	12,662	493	(96)	13,060
Mexican Government and other government agency debt securities	10,629	459	(76)	11,012
Other debt securities	2,034	34	(20)	2,048
Issued by Central Banks	-	-	-	-
Issued by credit institutions	141	3	(3)	142
Issued by other issuers	1,892	31	(17)	1,906
The United States	10,289	102	(83)	10,307
Government securities	4,211	28	(8)	4,231
US Treasury and other US Government agencies	1,539	6	(3)	1,542
States and political subdivisions	2,672	22	(5)	2,689
Other debt securities	6,078	73	(76)	6,076
Issued by Central Banks	-	-	-	-
Issued by credit institutions	24	-	-	24
Issued by other issuers	6,054	73	(76)	6,052
Other countries	20,705	1,044	(310)	21,439
Other foreign governments and other government agency debt securities	10,355	715	(104)	10,966
Other debt securities	10,350	329	(206)	10,473
Issued by Central Banks	1,540	10	(9)	1,540
Issued by credit institutions	3,352	175	(55)	3,471
Issued by other issuers	5,459	143	(141)	5,461
Subtotal	43,657	1,639	(490)	44,806
Total	83,994	4,181	(566)	87,608

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities in the available-for-sale portfolio as of June 30, 2015 and December 31, 2014 are as follows:

	June 2015		December 2014
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	4,203	4.3%	1,459	1.7%
AA+	9,681	9.9%	7,620	8.7%
AA	767	0.8%	329	0.4%
AA-	630	0.6%	1,059	1.2%
A+	957	1.0%	597	0.7%
A	2,049	2.1%	2,223	2.5%
A-	11,737	12.0%	13,606	15.5%
BBB+	8,692	8.9%	9,980	11.4%
BBB	50,770	52.0%	41,283	47.1%
BBB-	2,574	2.6%	2,568	2.9%
BB+ or below	4,165	4.3%	3,942	4.5%
Without rating	1,502	1.5%	2,942	3.4%
Total	97,727	100.0%	87,608	100.0%

12.3      Equity instruments

The breakdown of the balance under the heading “Equity instruments” of the accompanying financial statements as of June 30, 2015 and December 31, 2014 is as follows:

	Millions of Euros
Equity Instruments Available-for-Sale June 2015	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,389	142	(2)	3,529
Credit institutions	-	-	-	-
Other entities	3,389	142	(2)	3,529
Listed foreign company shares	1,031	442	(21)	1,452
United States	41	2	-	43
Mexico	56	-	(5)	51
Other countries	934	440	(16)	1,358
Subtotal	4,420	584	(23)	4,981
Unlisted equity instruments
Unlisted Spanish company shares	74	1	(1)	74
Credit institutions	4	-	-	4
Other entities	70	1	(1)	70
Unlisted foreign companies shares	722	33	(4)	751
United States	585	19	-	604
Mexico	-	-	-	1
Other countries	136	14	(4)	146
Subtotal	796	34	(5)	825
Total	5,216	618	(28)	5,806

	Millions of Euros
Equity Instruments Available-for-Sale December 2014	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,129	92	(71)	3,150
Credit institutions	2	1	-	3
Other entities	3,126	92	(71)	3,147
Listed foreign company shares	2,227	1,235	(34)	3,428
United States	54	2	-	56
Mexico	54	-	(5)	49
Other countries	2,118	1,233	(28)	3,323
Subtotal	5,356	1,327	(105)	6,578
Unlisted equity instruments
Unlisted Spanish company shares	48	1	-	49
Credit institutions	-	-	-	-
Other entities	48	1	-	49
Unlisted foreign companies shares	616	28	(3)	641
United States	486	16	-	502
Mexico	1	-	-	1
Other countries	129	12	(3)	138
Subtotal	664	29	(3)	690
Total	6,020	1,356	(108)	7,267

12.4 Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Changes in Valuation Adjustments - Available-for-Sale Financial Assets	June 2015	December 2014
Balance at the beginning	3,816	851
Valuation gains and losses	(1,003)	4,841
Income tax	610	(1,414)
Amounts transferred to income	(1,202)	(462)
Other reclassifications	7	-
Balance at the end	2,228	3,816
Of which:
Debt securities	1,747	2,965
Equity instruments	481	851

As of June 30, 2015, 50.8% of the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment has been considered, as following an analysis of these unrealized losses it can be concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

As of June 30, 2015, the Group has analyzed the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of 30 June, 2015, the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €3 and €18 million for the six months ended June 30, 2015 and 2014, respectively (see Note 46).

13.     Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	June 2015	December 2014
Loans and advances to credit institutions	13.1	27,929	27,059
Loans and advances to customers	13.2	361,091	338,657
Debt securities	13.3	10,963	6,659
Total		399,984	372,375

13.1       Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Credit Institutions	Notes	June 2015	December 2014
Reciprocal accounts		289	126
Deposits with agreed maturity		3,655	3,679
Demand deposits		2,321	1,592
Other accounts		11,603	11,138
Reverse repurchase agreements	34	10,007	10,440
Total gross	7.3.1	27,875	26,975
Valuation adjustments		53	85
Impairment losses	7.3.8	(24)	(29)
Accrued interests and fees		78	114
Hedging derivatives and others		(1)	-
Total net		27,929	27,059

13.2       Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	June 2015	December 2014
Mortgage secured loans	7.3.2	139,288	124,097
Other loans secured with security interest	7.3.2	31,169	28,419
Unsecured loans		122,222	119,002
Credit lines		13,754	12,851
Commercial credit		10,196	10,015
Receivable on demand and other		9,826	7,021
Credit cards		10,393	11,756
Finance leases		7,499	7,095
Reverse repurchase agreements	34	6,551	6,990
Financial paper		859	873
Impaired assets	7.3.7	25,300	22,703
Total gross		377,057	350,822
Valuation adjustments		(15,966)	(12,166)
Impairment losses	7.3.8	(17,712)	(14,244)
Accrued interests and fees		605	863
Hedging derivatives and others		1,141	1,215
Total net		361,091	338,657

The changes during the six months ended June 30, 2015, are mainly as a result of the acquisition of Catalunya Banc.

As of June 30, 2015, 30% of “Loans and advances to customers” with maturity greater than one year have fixed-interest rates and 70% have variable interest rates.

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as mentioned in Note 7.6 and pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	June 2015	December 2014
Securitized mortgage assets	28,845	25,099
Other securitized assets	2,306	2,225
Commercial and industrial loans	1,159	735
Finance leases	184	219
Loans to individuals	907	1,213
Other	56	58
Total	31,151	27,324
Of which:
Liabilities associated to assets retained on the balance sheet (*)	5,578	5,215

(*)	These liabilities are recognized under “Financial liabilities at amortized cost - Debt securities” in the accompanying consolidated balance sheets (Note 21.3).

13.3      Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt security, is as follows:

		Millions of Euros
Debt securities	Notes	June 2015	December 2014
Government		3,381	5,608
Credit institutions		9	81
Other sectors		7,577	975
Total gross	7.3.1	10,967	6,663
Valuation adjustments	7.3.8	(5)	(4)
Total net		10,963	6,659

The changes during the six months ended June 30, 2015, are mainly as a result of the acquisition of Catalunya Banc.

14.      Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	June 2015	December 2014
ASSETS-
interest rate risk	57	121
Hedging derivatives	3,160	2,551
LIABILITIES-
interest rate risk	420	-
Hedging derivatives	2,585	2,331

As of June 30, 2015 and December 31, 2014, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

●	Fair value hedging:

-	Available-for-sale fixed-interest debt securities: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-	Long-term fixed-interest debt securities issued by the Bank: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-	Available-for-sale equity instruments: This risk is hedged using equity forwards.

-	Fixed-interest loans: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-

Fixed-interest deposit portfolio hedges: in order to provide stability to net interest income and to protect the economic value of the balance sheet from rate fluctuations, cash flow and fair value hedge derivatives are put in place

●	Cash-flow hedges

Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the available for sale portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

●	Net foreign-currency investment hedges:

The risks hedged are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency purchases.

Note 7 analyzes the Group’s main risks that are hedged using these derivatives.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Derivatives - Hedge accounting: Breakdown by type of risk and type of hedge - June 2015	Assets	Liabilities	Notional amount - Total hedging
Interest rate	1,610	492	57,090
OTC options	152	-	1,480
OTC other	1,458	492	55,611
Organized market options	-	-	-
Organized market other	-	-	-
Equity	31	84	2,103
OTC options	-	79	388
OTC other	31	5	1,715
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	504	235	3,468
OTC options	-	-	6
OTC other	504	235	3,463
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
OTC options	-	-	-
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Commodity	-	-	-
Other	-	-	-
FAIR VALUE HEDGES	2,145	811	62,662
Interest rate	258	345	13,753
OTC options	-	-	-
OTC other	258	345	13,753
Organized market options	-	-	-
Organized market other	-	-	-
Equity	-	-	-
OTC options	-	-	-
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	72	90	6,370
OTC options	45	66	4,999
OTC other	28	24	1,371
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
OTC options	-	-	-
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Commodity	-	-	-
Other	-	-	-
CASH FLOW HEDGES	331	434	20,123
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	-	586	5,045
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	685	754	18,457
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	-	-	-
DERIVATIVES-HEDGE ACCOUNTING	3,160	2,585	106,286
of which: OTC - credit institutions	3,004	1,975	58,272
of which: OTC - other financial corporations	146	503	46,576
of which: OTC - other	10	107	1,438

	Millions of Euros
Derivatives - Hedge accounting: Breakdown by type of risk and type of hedge- December 2014	Assets	Liabilities	Notional amount - Total hedging
Interest rate	2,174	990	56,125
OTC options	-	-	2
OTC other	2,174	990	56,123
Organized market options	-	-	-
Organized market other	-	-	-
Equity	13	101	578
OTC options	8	89	578
OTC other	6	12	-
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	-	12	2,741
OTC options	-	-	-
OTC other	-	12	2,741
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	20
OTC options	-	-	20
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Commodity	-	-	-
Other	-	61	115
FAIR VALUE HEDGES	2,188	1,164	59,578
Interest rate	265	272	6,014
OTC options	3	7	-
OTC other	262	265	5,777
Organized market options	-	-	-
Organized market other	-	-	238
Equity	-	-	-
OTC options	-	-	-
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	36	27	2,070
OTC options	22	12	1,064
OTC other	14	16	1,006
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
OTC options	-	-	-
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Commodity	-	-	-
Other	-	-	-
CASH FLOW HEDGES	301	299	8,085
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	-	502	4,160
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	62	366	10,783
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	-	-	-
DERIVATIVES-HEDGE ACCOUNTING	2,551	2,331	82,606
of which: OTC - credit institutions	2,305	1,954	42,723
of which: OTC - other financial corporations	236	280	39,169
of which: OTC - other	10	97	476

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of June 30, 2015 are:

			Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	223	979	1,030	905	3,137
Payable cash outflows	199	972	946	870	2,986

The above cash flows will have an impact on the Group’s consolidated income statements until 2050.

In the six months ended June 30, 2015 and in 2014 there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test during the six months ended June 30, 2015 and 2014 was not material.

15.    Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated	June 2015	December 2014
Business sale - Assets (*)	925	924
Other assets from:
Property, plants and equipment	328	315
Buildings for own use	290	272
Operating leases	38	43
Investment properties (***)	176	-
Foreclosures and recoveries	3,599	3,330
Foreclosures	3,404	3,144
Recoveries from financial leases	195	186
Accrued amortization (**)	(73)	(74)
Impairment losses	(1,065)	(702)
Total Non-Current Assets Held-for-Sale	3,890	3,793

(*)	As of June 30, 2015 and December 31, 2014, mainly included the investment in CIFH (see Note 3).
(**)	Net of accumulated amortization until reclassified as non-current assets held for sale.
(***)	Arising from the acquisition of Catalunya Banc.

16.        Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	June 2015	December 2014
Associates entities	560	417
Joint ventures	4,100	4,092
Total	4,660	4,509

16.1        Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Associates Entities	June 2015	December 2014
Metrovacesa	379	233
Brunara SICAV, S.A.	54	52
Other associates	127	132
Total	560	417

Appendix II shows the details of the associates as of June 30, 2015.

The following is a summary of the changes in the six months ended June 30, 2015 and in 2014 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities. Changes in the Year	June 2015	December 2014
Balance at the beginning	417	1,272
Acquisitions and capital increases	162	1
Disposals and capital reductions	(3)	(2)
Transfers and changes of consolidation method	(2)	(948)
Share of profit and loss (Note 38)	4	26
Exchange differences	1	89
Dividends, valuation adjustments and others	(19)	(21)
Balance at the end	560	417

The changes in the six months ended June 30, 2015 are mainly a result of the Metrovacesa capital increase.

The changes in the year ended December 31, 2014 are mainly as a result of the reclassification of our participation in CIFH to “Non-current assets available for sale (Note 3).

During the year ended December 31, 2014, the investment on Occidental Hoteles Management, S.L. was reclassified to “Non-current assets available for sale”. Also, BBVA sold 6.89% of its participation in Tubos Reunidos, S.A., decreasing its participation to 14.47%, which meant a loss of significant influence and triggered therefore the reclassification of this investment to “Financial assets available for sale” in an amount of €47 million. The impact in equity and the consolidated income statement was not material.

16.2      Investments in joint venture entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Joint ventures	June 2015	December 2014
Garanti Group	3,653	3,853
Banca seguros Cantalunya Banc	213	-
Other joint ventures	234	239
Total	4,100	4,092

Details of the joint ventures accounted for using the equity method as of December 31, 2014 are shown in Appendix II.

The following is a summary of the changes as date of June 30, 2015 and as of December 31, 2014 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Joint ventures. Changes in the Year	June 2015	December 2014
Balance at the beginning	4,092	3,470
Acquisitions and capital increases	245	35
Disposals and capital reductions	(3)	(8)
Transfers and changes of consolidation method	-	-
Share of profit and loss (Note 38)	191	317
Exchange differences	(211)	146
Dividends, valuation adjustments and others	(214)	132
Balance at the end	4,100	4,092

The variation of the six month ended June 30, 2015 corresponds mainly to the integration of the Catalunya Banc joint venture in an amount of €230 million and the results from Garanti.

16.3      Other information about associates and joint ventures

The following table provides relevant information of the balance sheets and income statements of Garanti Group.

	Millions of Euros
Garanti: Financial Main figures (*)	June 2015	December 2014
Total assets	21,360	21,540
Of which: Loans and advances to customers	13,260	13,077
Total liabilities	19,011	19,133
Of which: Customer deposits	11,289	11,153
Net interest margin	189	718
Gross income	362	1,114
Net operating income	113	420
Net income attributable to Garanti Group	89	359

(*)

Financial statements of Garanti Group under IFRS and without consolidation adjustments, and multiplied by the voting rights controlled by the bank. Figures available at the time of closing (March 2015).

On November 19, 2014, the Group subscribed a new agreement with Dogus for the acquisition of an additional 14.89% in Garanti (see Note 3). In accordance with the applicable accounting rules the BBVA Group shall value its current stake in Garanti Bank at fair value and shall fully consolidate Garanti Bank in the consolidated financial statements of the BBVA Group as from the date of the actual acquisition of control (see Note 3).

The main adjustments made to the financial statements of Garanti to properly accounted for it under the equity method are related to the purchase price allocation (PPA). None of these adjustments is material.

The following table provides relevant information of the balance sheets and income statements of associates and joint ventures, excluding Garanti, as of June 30, 2015 and December 31, 2014, respectively.

	Millions of Euros
Associates and Joint ventures	June 2015		December 2014
Financial Main figures (*)	Associates	Joint- ventures	Associates	Joint- ventures
Interest Margin	13	(1)	(28)	(1)
Gross income	34	48	76	82
Profit from continuing operations	17	6	(10)	-
Profit from discontinued operations (net)	-	-	-	-
Total	17	6	(10)	-

(*)

Dates of the company’s financial statements updated at the most recent available information. Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

As of June 30, 2015 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 52.2).

As of June 30, 2015 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 52.2).

16.4        Notifications about acquisition of holdings

Appendix III provides notifications on acquisitions and disposals of holdings in associates or joint ventures, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

16.5        Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities should be compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. As of June 30, 2015 and 2014, there was no impairment recognized.

17.     Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Tangible Assets. Breakdown by Type of Asset Cost Value, Amortizations and Depreciations	June 2015	December 2014
Property, plants and equipment
For own use
Land and Buildings (*)	4,368	4,168
Work in Progress	1,188	1,085
Furniture, Fixtures and Vehicles (*)	6,323	5,904
Accumulated depreciation	(5,067)	(5,008)
Impairment	(335)	(164)
Subtotal	6,477	5,985
Assets leased out under an operating lease
Assets leased out under an operating lease	697	674
Accumulated depreciation	(223)	(226)
Impairment	(6)	(6)
Subtotal	468	443
Subtotal	6,945	6,428
Investment properties
Building rental	2,149	2,014
Other (*)	428	167
Accumulated depreciation	(140)	(102)
Impairment	(812)	(687)
Subtotal	1,625	1,392
Total	8,570	7,820

(*)	The increase when compared to 2014 is due to the Catalunya Banc acquisition.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
Branches by Geographical Location	June 2015	December 2014
Spain	3,869	3,112
Mexico	1,831	1,831
South America	1,684	1,677
The United States	675	675
Rest of the world	76	76
Total	8,135	7,371

The increase in the number of branches in Spain from December 31, 2014 to June 30, 2015 is due to the integration of 774 branches of Catalunya Banc, of which, 757 branches are commercial banking, 15 are corporate banking and 2 are institutions.

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of June 30, 2015 and December 31, 2014:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	June 2015	December 2014
BBVA and Spanish subsidiaries	4,811	4,083
Foreign subsidiaries	3,759	3,737
Total	8,570	7,820

18.     Intangible assets

18.1        Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), to which the Goodwill are allocated for purposes of impairment testing, is as follows:

	Millions of Euros
Breakdown by CGU and Changes during the first semester of 2015	Balance at the Beginning	Additions (*)	Exchange Differences	Impairment	Other	Balance at the End
The United States	4,767	12	406	-	-	5,184
Mexico	638	-	12	-	-	650
Colombia	208	-	1	-	-	209
Chile	65	-	2	-	-	68
Other	20	-	-	-	-	20
Total	5,697	12	421	-	-	6,130

(*)	Corresponding to the acquisition of the entity “4D Internet Solutions Inc.” also knows as “Spring Studio”.

	Millions of Euros
Breakdown by CGU and Changes during the first semester of 2014	Balance at the Beginning	Additions	Exchange Differences	Impairment	Other	Balance at the End
The United States	4,133	77	41	-	(1)	4,250
Mexico	630	-	13	-	-	643
Colombia	227	-	8	-	-	235
Chile	65	-	(3)	-	-	62
Other	12	-	-	-	-	12
Total	5,069	77	58	-	(1)	5,203

Impairment Test

As described in Note 2.2.8, the cash-generating units (CGUs) to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This testing is performed at least annually and whenever there is any indication of impairment.

As of June 30, 2015, no indicators of impairment have been identified in any of the main CGUs.

Goodwill in business combinations

As stated in Note 3, in the six month ended June 30, 2015 the Group acquired 98.4% of the share capital of the Catalunya Banc.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Unnim prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated in accordance with the IFRS-3 acquisition method.

	Millions of Euros
Valuation and calculation of badwill for the acquisition of 98.4% stake in Catalunya Banc	Carrying Amount	Fair Value
Acquisition cost (A)	-	1,165
Cash	616	616
Held for Trading	341	341
Other Financial Assets designated at Fair Value Through Profit or Loss	-	-
Available for Sale	1,845	1,855
Loans and receivables	23,321	22,087
Held to Maturity Investments	14,188	14,676
Fair Value Changes of the Hedged items in Portfolio hedges of interest	23	23
Hedging Derivatives	845	845
Non-current assets held for sale	274	28
Investments in entities accounted for Using the equity method	209	275
Tangible assets	908	736
Intangible assets	7	125
Other assets	581	581
Financial Liabilities Held for Trading	(332)	(332)
Other Financial Liabilities designated at fair value through Profit or	-	-
Financial liabilities at Amortized Cost	(41,271)	(41,502)
Fair Value Changes of the Hedged items in Portfolio hedges of interest	(490)	(490)
Hedging Derivatives	(535)	(535)
Provisions	(1,248)	(1,684)
Other liabilities	(73)	(73)
Deferred tax	3,312	3,630
Total fair value of assets and liabilities acquiered (B)	-	1,202
Non controlling Interest Catanlunya Banc Group (*) (C)	2	2
Non controlling Interest after purchase (D)	-	13
Badwill (A)-(B)+(C )+(D)	-	(22)

(*)	Non-controlling interests that Catalunya Banc maintained prior to the acquisition.

Because the resulting goodwill was negative, a gain was recognized in the accompanying consolidated income statement for 2015 under the heading “Badwill” (see Note 2.2.7).

The calculation of this amount is subject to change, since the estimate of all the fair values is being reviewed and, according to IFRS-3, they may be modified during a period of one year from the acquisition date (March 2015). However, the Group does not expect any significant changes in this amount

The valuations were reviewed by independent experts (other than the Group’s accounts external auditor) by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: the method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

18.2        Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible assets	June 2015	December 2014
Computer software acquisition expenses	1,449	1,519
Other deferred charges	23	22
Other intangible assets	230	134
Impairment	(4)	(2)
Total	1,698	1,673

During the six month ended June 30, 2015, the variation of “Other intangible assets” is due to the integration of Catalunya Banc. The amortization amounts included under this heading for the six months ended June 30, 2015 and 2014 are detailed in Note 44.

19.      Tax assets and liabilities

19.1         Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

19.2        Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of June 30, 2015 are 2010 and subsequent years for the main taxes applicable.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In the year 2014 as a consequence of the tax authorities examination reviews, inspections were initiated until the year 2009 inclusive, all of them signed in acceptance during the year 2014.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be reasonably estimated at the present time. However, the Group considers that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

19.3        Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

	Millions of Euros
	June 2015		June 2014
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %
Consolidated profit before tax	3,899	-	2,067	-
From continuing operations	3,899	-	2,067	-
From discontinued operations	-	-	-	-

Taxation at Spanish corporation tax rate 30%	1,170	-	620	-

Lower effective tax rate from our foreign entities (*)	(105)	-	(91)	-
Mexico	(77)	24.49%	(67)	24.43%
Chile	(14)	15.87%	(26)	9.22%
Colombia	(12)	24.54%	-	30.06%
Peru	(6)	27.66%	(6)	27.28%
Others	4	-	8	-
Decrease of tax expense (Amortization of certain goodwill)	-	-	-	-
Revenues with lower tax rate (dividends)	(46)	-	(50)	-
Equity accounted earnings	(83)	-	(66)	-
Other effects	5	-	111	-
Current income tax	941	-	524	-
Of which:	-	-		-
Continuing operations	941	-	524	-
Discontinued operations	-	-	-	-

(*) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective income tax rate for the Group in the six months ended June 30, 2015 and in 2014 is as follows:

	Millions of Euros
Effective Tax Rate	June 2015	June 2014
Income from:
Consolidated Tax Group	1,138	(330)
Other Spanish Entities	61	11
Foreign Entities	2,700	2,386
Total (*)	3,899	2,067
Income tax and other taxes	941	524
Effective Tax Rate	24.13%	25.35%

19.4        Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

	Millions of Euros
Tax recognized in total equity	June 2015	December 2014
Charges to total equity (*)
Debt securities	(627)	(953)
Equity instruments	(111)	(188)
Subtotal	(738)	(1,141)
Credits to total equity
Equity instruments	-	-
Debt securities and others	-	-
Subtotal	-	-
Total	(738)	(1,141)

(*) Tax impact charged to equity, accrued mainly from securities gains.

19.5        Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes deferred tax assets. The balance under the “Tax liabilities” heading includes to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax assets and liabilities	June 2015	December 2014
Tax assets-
Current	1,289	2,035
Deferred	14,643	10,391
Pensions	909	902
Portfolio	995	920
Other assets (investments in subsidiaries)	515	535
Impairment losses	1,218	1,041
Other	916	905
Secured tax assets (*)	9,039	4,881
Tax losses	1,051	1,207
Total	15,932	12,426
Tax Liabilities-
Current	624	980
Deferred	3,252	3,177
Portfolio	1,726	2,096
Charge for income tax and other taxes	1,526	1,081
Total	3,876	4,157

(*) Laws guaranteeing the deferred tax assets have been approved in Spain and Portugal in 2013 and 2014.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish and Portuguese governments, broken down by the items that originated those assets is as follows:

	Millions of Euros
Secured tax assets	June 2015	December 2014
Pensions	1,728	1,741
Impairment losses	7,311	3,140
Total (*)	9,039	4,881

(*) The increase is mainly due to the integration of Catalunya Banc.

As of June 30, 2015, non-guaranteed net deferred tax assets of the above table amounted to €2,352 million (€2,333 million as of December 31, 2014), which broken down by major geographies is as follows:

●

Spain: Net deferred tax assets recognized in Spain totaled €1,371 million as of June 30, 2015 (€1,383 million as of December 31, 2014). €1,051 million of the figure recorded in the six months ended June 30, 2015 for net deferred tax assets related to tax credits and tax loss carry forwards and €321 million relate to temporary differences.

●

Mexico: Net deferred tax assets recognized in Mexico amounted to €417 million as of June 30, 2015 (€399 million as of December 31, 2014). 99.93% of deferred tax assets as of June 30, 2015 relate to temporary differences. The remainder are tax credits carry forwards.

●

South America: Net deferred tax assets recognized in South America amounted to €374 million as of June 30, 2015 (€364 million as of December 31, 2014). All the deferred tax assets relate to temporary differences.

●

United States: Net deferred tax assets recognized in the United States amounted to €163 million as of June 30, 2015 (€160 million as of December 31, 2014). All the deferred tax assets relate to temporary differences.

Based on the information available as of June 30, 2015, including historical levels of benefits and projected results available to the Bank for the coming years, it is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

As of June 30, 2015 and December 31, 2014 the aggregate amount of temporary differences associated with investments in foreign subsidiaries, branches and associates and investments in joint venture entities, for which no deferred tax liabilities have been recognized in the accompanying consolidated balance sheets, were €595 million and €497 million, respectively.

20.     Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other assets and liabilities. Breakdown by nature	June 2015	December 2014
ASSETS-
Inventories	4,613	4,443
Real estate companies	4,503	4,389
Others	110	54
Transactions in progress	82	230
Accruals	829	706
Unaccrued prepaid expenses	557	491
Other prepayments and accrued income	272	215
Other items	1,953	2,715
Total Assets	7,477	8,094
LIABILITIES-
Transactions in progress	89	77
Accruals	2,218	2,370
Unpaid accrued expenses	1,607	1,772
Other accrued expenses and deferred income	611	598
Other items	2,090	2,072
Total Liabilities	4,397	4,519

The heading “Inventories” includes the net book value of land and building purchases that the Group’s Real estate entities have available for sale or as part of their business. Balances under this heading include mainly real estate assets acquired by these entities from distressed customers (mostly in Spain), net of their corresponding losses. The losses included under the heading “Financial losses on other assets (net)” of the accompanying consolidated financial statements were €100 million and €70 million for the six months ended June 30, 2015 and 2014 respectively (see Note 47).The roll-forward of our inventories from distressed customers is provided below:

	Millions of Euros
Inventories from Distressed Customers	June 2015	June 2014
Gross value
Balance at the beginning	9,119	9,343
Business combinations and disposals (*)	580	-
Acquisitions	338	263
Disposals	(428)	(365)
Others	141	229
Balance at the end	9,750	9,470
Accumulated impairment losses	(5,316)	(5,019)
Carrying amount	4,434	4,451

(*)	Catalunya Banc acquisition

21.     Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial Liabilities at Amortized Cost	Notes	June 2015	December 2014
Deposits from Central Banks	9	36,195	28,193
Deposits from Credit Institutions	21.1	54,338	65,168
Customer deposits	21.2	351,354	319,060
Debt certificates	21.3	61,041	58,096
Subordinated liabilities	21.4	16,103	14,095
Other financial liabilities	21.5	9,092	7,288
Total		528,123	491,899

21.1        Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from credit institutions	Notes	June 2015	December 2014
Reciprocal accounts		310	218
Deposits with agreed maturity		28,497	26,731
Demand deposits		4,470	5,082
Other accounts		260	51
Repurchase agreements	34	20,690	32,935
Subtotal		54,227	65,017
Accrued interest until expiration		111	151
Total		54,338	65,168

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, is as follows:

	Millions of Euros
Deposits from credit institutions June 2015	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	915	6,606	2,303	9,824
Rest of Europe	1,200	9,988	16,332	27,520
Mexico	75	836	996	1,907
The United States	1,986	6,148	47	8,181
South America	533	3,110	558	4,201
Rest of the world	68	2,183	454	2,705
Total	4,777	28,871	20,690	54,338

		Millions of Euros
Deposits from Credit Institutions December 2014	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	1,327	6,504	2,442	10,273
Rest of Europe	1,191	9,925	27,940	39,056
Mexico	125	1,066	1,875	3,065
South America	961	3,221	456	4,638
The United States	1,668	4,743	-	6,411
Rest of the world	33	1,461	231	1,725
Total	5,305	26,920	32,944	65,168

21.2        Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer deposits	Notes	June 2015	December 2014
Government and other government agencies		30,263	22,121
Of which:
Repurchase agreements	34	12,359	3,022
Current accounts		99,179	96,414
Savings accounts		70,926	65,555
Fixed-term deposits		126,002	111,796
Repurchase agreements	34	23,344	21,595
Other accounts		832	677
Accrued interests		809	901
Total		351,354	319,060
Of which:
In Euros		193,657	160,078
In foreign currency		157,697	158,983
Of which:
Deposits from other creditors without valuation adjustment		350,707	318,387
Accrued interests		647	673

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, is as follows:

	Millions of Euros
Customer Deposits June 2015	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	50,369	28,676	70,645	16,988	166,678
Rest of Europe	3,140	609	14,480	11,783	30,012
Mexico	23,857	9,982	11,280	6,245	51,364
The United States	21,608	20,875	13,593	138	56,214
South America	12,989	12,358	19,115	554	45,016
Rest of the world	495	-	1,575	-	2,070
Total	112,458	72,500	130,688	35,708	351,354

	Millions of Euros
Customer Deposits December 2014	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	43,732	24,054	66,125	9,783	143,694
Rest of Europe	2,267	532	7,352	8,036	18,187
Mexico	22,550	9,592	8,177	6,359	46,678
South America	23,118	14,159	20,274	441	57,992
The United States	19,020	19,333	12,548	1	50,902
Rest of the world	734	-	873	-	1,607
Total	111,421	67,670	115,349	24,620	319,060

21.3        Debt certificates (including bonds and debentures)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	June 2015	December 2014
Promissory notes and bills	506	1,070
Bonds and debentures	60,534	57,026
Total	61,041	58,096

The changes in the balances under this heading, together with the “Subordinated Liabilities” for the six months ended June 30, 2015 and the year ended December 31, 2014 are included in Note 54.2.

21.3.1        Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	June 2015	December 2014
In Euros	89	410
In other currencies	417	660
Total	506	1,070

These promissory notes were issued by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A. Unipersonal and BBVA US Senior, S.A. Unipersonal. The promissory notes issued by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A. Unipersonal and BBVA US Senior, S.A. Unipersonal, are guaranteed jointly, severally and irrevocably by the Bank.

21.3.2 Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	June 2015	December 2014
In Euros -	45,737	43,890
Non-convertible bonds and debentures at floating interest rates	3,755	2,376
Non-convertible bonds and debentures at fixed interest rates	7,569	8,555
Mortgage Covered bonds	27,903	26,119
Hybrid financial instruments	315	234
Securitization bonds made by the Group	5,151	4,741
Other securities	-	-
Accrued interest and others (*)	1,044	1,865
In Foreign Currency -	14,797	13,136
Non-convertible bonds and debentures at floating interest rates	884	588
Non-convertible bonds and debentures at fixed interest rates	10,842	9,898
Mortgage Covered bonds	164	117
Hybrid financial instruments	2,331	1,945
Other securities associated to financial activities	-	-
Securitization bonds made by the Group	427	474
Other securities	-	-
Accrued interest and others (*)	149	114
Total	60,534	57,026

(*) Hedging operations and issuance costs.

Most of the foreign-currency issuances are denominated in US dollars.

The senior debt issued by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank and are mainly non-convertible bonds and debentures.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies outstanding as of June 30, 2015 and December 31, 2014:

	June 2015		June 2014
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.54%	4.58%	3.75%	4.66%
Floating rate	1.56%	3.74%	2.93%	3.61%

21.4        Subordinated liabilities

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	June 2015	December 2014
Convertible		4,358	2,735
Convertible perpetual securities		4,358	2,735
Non-convertible		11,296	10,871
Preferred Stock		959	1,910
Other subordinated liabilities		10,336	8,961
Subtotal		15,654	13,606
Valuation adjustments and other concepts (*)		449	489
Total	21	16,103	14,095

(*) Includes accrued interest payable and valuation adjustment of hedging derivatives

Of the above, the issuances of BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U., BBVA Global Finance, Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A. Unipersonal and CaixaSabadell Preferents, S.A. Unipersonal, are jointly, severally and irrevocably guaranteed by the Bank.

These issuances are non-convertible subordinated debt and accordingly, for debt seniority purposes, they rank behind ordinary debt, but ahead of the Bank’s shareholders, respecting nonetheless any debtor ranking that may exist among them. The breakdown of this heading in the accompanying consolidated balance sheets, excluding valuation adjustments, by currency of issuance and interest rate is shown in Appendix VI.

The balance changes in this caption for the first semester of 2015 and 2014, along with that of “Marketable debt securities” are shown in Note 54.2.

The balance variances are mainly due to the following transactions:

Contingent convertible securities

On February 10, 2015, BBVA issued perpetual securities eventually convertible into new ordinary shares of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million. This issuance was targeted only towards qualified foreign investors and in any case would not be made or subscribed in Spain or by Spanish-resident investors. These securities are listed in the Global Exchange Market of the Irish Stock Exchange.

During 2014 and 2013 respectively, BBVA issued perpetual securities eventually convertible into new ordinary shares of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million and $1,500 million (€1,345 million as of June 30, 2015). Both issuances were targeted only towards qualified foreign investors and in any case would not be made or subscribed in Spain or by Spanish-resident investors. These securities are listed in the Singapore Exchange Securities Trading Limited.

These convertible perpetual securities are convertible into new common shares if the trigger event occurs, that is, if BBVA’s Common Equity Tier 1 capital ratio falls below 5.125%, among other assumptions.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	June 2015	December 2014
BBVA International Preferred, S.A.U. (*)	829	1,750
Unnim Group (**)	109	109
Phoenix Loan Holdings, Inc.	21	20
BBVA Capital Finance, S.A.U.	-	25
BBVA International, Ltd.	-	7
Total	959	1,910

(*)	Listed on the London and New York stock markets.

(**)	Unnim Group: Issues prior to the acquisition by BBVA.

These issues were fully subscribed at the moment of the issue by investors outside the Group and are redeemable at the issuer company’s option after five years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

Amortization of preferred securities

On December 19, 2014 the amortization in full of preferred securities called “Issue of Series E Preferred Securities” and “Issue of Series F Preferred Securities” was announced. at their nominal amount of €633 million and 251 million pounds (approximately €323 million) respectively. These issues were made by BBVA International Preferred, S.A. Unipersonal on October 19, 2009. On January 21, 2015, after obtaining the necessary authorizations, BBVA International Preferred, S.A. Unipersonal proceeded to its effective amortization.

Other subordinated liabilities

Subordinated bonds

In April 2014 there was an issuance of subordinated bonds by BBVA Subordinated Capital, S.A.U. in an amount of €1,500 million and it is guaranteed jointly and irrevocably by BBVA and is listed in the London Stock Exchange.

21.5        Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	June 2015	December 2014
Creditors for other financial liabilities	2,433	1,692
Collection accounts	3,232	2,402
Creditors for other payment obligations (*)	3,427	3,194
Total	9,092	7,288

(*) As of December 31, 2014, includes €69 million corresponding to the remuneration to shareholders who choose to be paid in cash through the “Dividend Option” paid in January 2015.

22.        Insurance and reinsurance contracts

The Group has insurance subsidiaries mainly in Spain and Latin America (mostly in Mexico). The main product offered by the insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of life-saving insurance products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by employers to cover their commitments to their employees.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	June 2015	December 2015
Mathematical reserves	9,053	9,352
Provision for unpaid claims reported	637	578
Provisions for unexpired risks and other provisions	632	530
Total	10,322	10,460

The cash flows of those liabilities under insurance contracts are shown below:

	Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under insurance contracts	1,804	1,528	1,606	5,384	10,322

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 95% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

	Mortality table		Average technical interest type
MATHEMATICAL RESERVES	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GKM80/GKM95/ Own tables	Tables of the Comision Nacional De Seguros y Fianzas 2000-individual	1.4 - 3.9%	2.5%
Group insurance (2)	PERM/F2000NP	Tables of the Comision Nacional De Seguros y Fianzas 2000-group	1.7 - 4.2%	5.5%

(1)	Provides coverage in the case of one or more of the following events: death and disability

(2)	Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees

The table below shows the mathematical reserves by type of product as of June 30, 2015 and December 31, 2014:

	Millions of Euros
Technical Reserves by type of insurance product	June 2015	December 2014
Mathematical reserves	9,053	9,352
Individual life insurance (1)	5,548	5,683
Savings	4,861	5,073
Risk	687	610
Group insurance (2)	3,506	3,669
Savings	2,991	3,207
Risk	515	462
Provision for unpaid claims reported	637	578
Provisions for unexpired risks and other provisions	632	529
Total	10,322	10,460

(1)	Provides coverage in the event of death or disability

(2)	The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees

The table below shows the contribution of each insurance product to the Group’s income (see Note 42) in the six months ended June 30, 2015 and 2014:

	Millions of Euros
Revenues by type of insurance product	June 2015	June 2014
Life insurance	277	165
Individual	129	114
Savings	43	(2)
Risk	86	116
Group insurance	148	51
Savings	11	5
Risk	137	46
Non-Life insurance	215	256
Home insurance	69	128
Other non-life insurance products	146	128
Total	492	421

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of June 30, 2015 and December 31, 2014 the balance is €545 million and €559 million, respectively.

23.     Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	June 2015	December 2014
Provisions for pensions and similar obligations (Note 24)	6,013	5,970
Provisions for taxes and other legal contingencies	386	262
Provisions for contingent risks and commitments	617	381
Other provisions (*)	1,911	831
Total	8,927	7,444

(*)	Provisions corresponding to different concepts and different geographies that are not individually significant individually

The changes in the headings “Other provisions” and “Provisions for contingent risks and commitments” during the six months ended June 30, 2015, are as a result of the acquisition of Catalunya Banc.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.3.8. together with the changes in impairment losses of other financial instruments.

Ongoing legal proceedings and litigation

Several entities of the Group are party to legal actions in a number of jurisdictions (including, among others, Spain, Mexico and the United States) arising in the ordinary course of business. According to the procedural status of these proceedings and the criteria of the respective lawyers, BBVA considers that none of such actions is material, individually or in the aggregate, and none is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. The Group’s Management believes that adequate provisions have been made in respect of such legal proceedings and considers that the possible contingencies that may arise from such on-going lawsuits are not material enough to require disclosure to the markets.

24.      Post-employment commitments and others

As stated in Note 2.2.12, the Group has assumed commitments with employees including defined contribution plans, defined benefit plans (see Glossary), medical benefits as well as other post-employment commitments.

Employees are covered by defined contribution plans in practically all of the countries in which the Group operates, with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees and with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico and the United States. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members.

The breakdown of the balance sheet net defined benefit liability as of June 30, 2015 and December 31, 2014 is provided below:

	Millions of Euros
Net Defined Benefit Liability (asset) on the Balance Sheet	June 2015	December 2014
Pension commitments	4,872	4,737
Early retirement commitments	2,739	2,803
Medical benefits commitments	1,150	1,083
Total commitments	8,761	8,622
Pension plan assets	1,742	1,697
Early retirement plan assets	-	-
Medical benefit plan assets	1,303	1,240
Total plan assets	3,046	2,937
Total net liability / asset on the balance sheet	5,715	5,685
Of which:
Net asset on the balance sheet (1)	(298)	(285)
Net liability on the balance sheet (2)	6,013	5,970

(1)	Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (See Note 20)
(2)	Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (see Note 23)

The amounts relating to post-employment benefits charged to the profit and loss account and valuation adjustments for the six months ended June 30, 2015 and 2014 are as follows:

		Millions of Euros
Consolidated Income Statement Impact	Notes	June 2015	June 2014
Interest and similar expenses (*)	36.2	54	96
Interest expense		151	177
Interest income		(97)	(82)
Personnel expenses		77	77
Defined contribution plan expense	43.1	44	47
Defined benefit plan expense	43.1	33	30
Provisions (net)	45	309	322
Early retirement expense		336	299
Past service cost expense		6	5
Other provision expenses		(33)	18
Total impact on Consolidated Income Statement: Debit (Credit)		439	494

(*)	Interest and similar charges includes interest charges/credits.

The amounts relating to post-employment benefits charged to the balance sheet as of June 30, 2015 and 2014 are as follows:

	Millions of Euros
Equity Impact	June 2015	June 2014
Defined benefit plans	(1)	7
Post-employment medical benefits	-	-
Total impact on equity: Debit (Credit) (*)	(1)	7

(*)	Actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension commitments before income taxes.

24.1      Defined benefit plans

Defined benefit pension commitments relate mainly to employees who have already retired or taken early retirement from the Group, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the six months ended June 30, 2015 and 2014 is presented below.

	Millions of Euros
	June 2015			June 2014
Pension Commitments	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	8,240	2,555	5,685	7,327	1,990	5,337
Current service cost	33	-	33	30	-	30
Interest income or expense	151	97	52	174	82	92
Contributions by plan participants	-	-	-	-	-	-
Employer contributions	-	2	(2)	-	1	(1)
Past service costs (1)	282	-	282	304	-	304
Return on plan assets (2)	-	-	-	-	-	-
Remeasurements arising from changes in demographic assumptions	-	-	-	-	-	-
Remeasurements arising from changes in financial assumptions	-	-	-	6	-	6
Other actuarial gain and losses	(1)	-	(1)	2	-	2
Benefit payments	(505)	(45)	(460)	(465)	(40)	(425)
Settlement payments	(1)	-	(1)	-	2	(2)
Business combinations and disposals	173	-	173	-	-	-
Effect on changes in foreign exchange rates	29	71	(41)	15	34	(19)
Other effects	(4)	1	(4)	12	-	12
Balance at the end	8,396	2,681	5,715	7,403	2,067	5,337
Of which
Spain	5,910	-	5,910	5,391	-	5,391
Mexico	1,712	1,993	(281)	1,382	1,558	(176)
The United States	396	353	43	281	246	35

(1)	Including gains and losses arising from settlements.

(2)	Excluding interest, which is recorded under “Interest income or expense”.

The balance under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet as of June 30, 2015 includes €343 million relating to post-employment benefit commitments of former members of the Board of Directors and the Bank’s Management Committee.

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined plans have been closed to new entrants, who instead are able to participate in the Group’s defined contribution plans. We include a detailed breakdown for Spain, México and the United States which, in aggregate, account for approximately 95% of the total commitments. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method. The main hypotheses used in this calculation have not changed from December 31, 2014 to those used in June 30, 2015. The following table shows the main actuarial hypotheses used to value commitments as of December 31, 2014:

	2014
Actuarial Assumptions	Spain	Mexico	USA
Discount rate	2.25%	8.75%	3.97%
Rate of salary increase	2.00%	4.75%	3.25%
Rate of pension increase		2.13%	2.25%
Medical cost trend rate		6.75%	8.00%

Mortality tables	PERM/F 2000P	EMSSA 97	RP 2014

In addition to the commitments to employees shown above, the Group has other less material commitments. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of June 30, 2015 and December 31, 2014 the actuarial liabilities for the outstanding awards amounted to €49 million and €45 million, respectively. These commitments are recorded under the heading “Other provisions” of the accompanying consolidated balance sheet (see Note 23).

As described above, the Group maintains both pension and medical benefit commitments with their employees. Further details are provided below on each of these.

Post-employment commitments and other long-term benefits

These pension commitments relate mostly to employees who have already retired or taken early retirement from the Group, and which have been determined based on salary and years of service in accordance with the specific plan rules. For most plans pension payments are due on retirement, death and long term disability.

In addition, during the six months ended June 30, 2015, Group entities in Spain offered certain employees the option to take early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 695 employees (744 during the six months ended June 30, 2014). These commitments include both the liability for the benefit payments due as well as the contributions payable to external pension funds during the early retirement period. As of June 30, 2015 and December 31, 2014 the value of these commitments amounted to €2,739 and €2,803 million respectively.

The change in the defined benefit plan obligations and plan assets during the six months ended June 30, 2015 was as follows:

				Millions of Euros
	Defined Benefit Obligation			Plan Assets			Net Liability (asset)
June 2015	Spain	Mexico	USA	Spain	Mexico	USA	Spain	Mexico	USA
Balance at the beginning	5,830	574	362	-	668	324	5,830	(94)	38
Current service cost	8	4	2	-	-	-	8	4	2
Interest income or expense	61	25	7	-	30	7	61	(5)	-
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	-	-	-	-	-	-	-	-
Past service costs (1)	287	(5)	-	-	-	-	287	(5)	-
Return on plan assets (2)	-	-	-	-	-	-	-	-	-
Remeasurements arising from changes in demographic assumptions	-	-	-	-	-	-	-	-	-
Remeasurements arising from changes in financial assumptions	-	-	-	-	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-	-	-	-	-
Benefit payments	(447)	(32)	(6)	-	(21)	(5)	(447)	(11)	(1)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	173	-	-	-	-	-	173	-	-
Effect on changes in foreign exchange rates	2	10	31	-	12	27	2	(2)	4
Other effects	(4)	-	-	-	1	-	(4)	(1)	-
Balance at the end	5,910	576	396	-	689	353	5,910	(113)	43
Of which
Vested benefit obligation relating to current employees	196	-	-	-	-	-	196	-	-
Vested benefit obligation relating to retired employees	5,714	-	-	-	-	-	5,714	-	-

(1)	Including gains and losses arising from settlements.

(2)	Excluding interest, which is recorded under “Interest income or expense”.

The change in net defined benefit plan liabilities (assets) during the six months ended June 30, 2014 was as follows:

				Millions of Euros
	Defined Benefit Obligation			Plan Assets			Net Liability (asset)
June 2014	Spain	Mexico	USA	Spain	Mexico	USA	Spain	Mexico	USA
Balance at the beginning	5,393	514	276	-	552	244	5,393	(38)	32
Current service cost	11	4	2	-	-	-	11	4	2
Interest income or expense	88	24	6	-	25	5	88	(1)	1
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	-	-	-	-	-	-	-	-
Past service costs (1)	304	-	-	-	-	-	304	-	-
Return on plan assets (2)	-	-	-	-	-	-	-	-	-
Remeasurements arising from changes in demographic assumptions	-	-	-	-	-	-	-	-	-
Remeasurements arising from changes in financial assumptions	-	-	-	-	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-	-	-	-	-
Benefit payments	(419)	(19)	(7)	-	(19)	(4)	(419)	-	(3)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	-	11	3	-	12	2	-	(1)	-
Other effects	15	(1)	-	-	-	(1)	15	(1)	1
Balance at the end	5,391	533	281	-	570	246	5,391	(38)	35
Of which
Vested benefit obligation relating to current employees	215	-	-	-	-	-	215	-	-
Vested benefit obligation relating to retired employees	5,176	-	-	-	-	-	5,176	-	-

(1)	Includes gains and losses from settlements.

(2)	Excludes interest which is reflected in the line item “Interest income and expenses”.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through the assets held for a qualified pension plan or an insurance contract.

These insurance contracts meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are held with BBVA Seguros, S.A. – a consolidated subsidiary – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet (see Note 23), while the related assets held by the insurance company are included within the Group’s consolidated assets (registered according to the classification of the corresponding financial instruments). As of June 30, 2015 the value of these separate assets was €2,680 million, representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded,

On the other hand, some pension commitments have been funded through insurance contracts held with insurance companies not related to the Group, and can therefore be considered qualifying insurance policies and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of June 30, 2015 and December 31, 2014, the fair value of the aforementioned insurance contracts (€365 and €382 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pensions are paid by the insurance companies with whom BBVA has effected the insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to ensure that benefits can be met when due, guaranteeing both the actuarial and interest rate risk.

In Mexico, there is a defined benefit plan for employees hired prior to 2001. Other employees participate in a defined contribution plan. External funds/trusts have been constituted locally to meet benefit payments as required by local regulation.

In The United States there are mainly two defined benefit plans, both closed to new employees, who instead are able to join a defined contribution plan. External funds/trusts have been constituted locally to fund the plans, as required by local regulation.

The Bank also has the duty to pay indemnities to certain employees and members of the Group’s Senior Management in the event that they cease to hold their positions for reasons other than their own will, retirement, disability or dereliction of duty. The amount will be calculated according to the salary and professional conditions of each, taking into consideration fixed elements of the employee’s remuneration and length of office at the Bank. Under no circumstances will it be paid in cases of disciplinary dismissal for misconduct by decision of the employer on grounds of the employee’s dereliction of duties.

In the first semester of 2015 as a consequence of certain Senior Management members leaving the Group, indemnities for a total of €23,438 thousand were paid, which have been recorded as Other Personnel Expenses (see Note 43). Moreover, beneficiaries were paid part of the sums that the Group had previously provisioned to satisfy contractual pension commitments to the value of €11,458 thousand.

Medical benefit commitments

In Mexico there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by medical insurance policy. An external trust has been constituted locally to fund the plan, in accordance with local legislation and Group policy. The change in medical plan obligations and plan assets during the six months ended June 30, 2015 and 2014 was as follows:

	Millions of Euros
	June 2015			June 2014
Medical Benefits Commitments	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,069	1,240	(171)	799	938	(140)
Current service cost	16	-	16	11	-	11
Interest income or expense	49	57	(8)	37	44	(7)
Contributions by plan participants	-	-	-	-	-	-
Employer contributions	-	-	-	-	-	-
Past service costs (1)	-	-	-	-	-	-
Return on plan assets (2)	-	-	-	-	-	-
Remeasurements arising from changes in demographic assumptions	-	-	-	-	-	-
Remeasurements arising from changes in financial assumptions	-	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-	-
Benefit payments	(15)	(15)	-	(16)	(16)	-
Settlement payments	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-
Effect on changes in foreign exchange rates	18	22	(4)	17	20	(3)
Other effects	-	-	-	-	1	(1)
Balance at the end	1,136	1,303	(167)	849	987	(138)

(1)	Including gains and losses arising from settlements.

(2)	Excluding interest, which is recorded under “Interest income or expense”.

The valuation of these benefits and their accounting treatment in the accompanying consolidated financial statements follow the same methodology as that employed in the valuation of pension commitments.

Estimated benefit payments

The estimated benefit payments over the next ten years for all the entities in Spain, Mexico and the United States are as follows:

	Millions of Euros
Estimated Benefit Payments	2015	2016	2017	2018	2019	2020-2024
Commitments in Spain	419	756	677	591	510	1,517
Commitments in Mexico	39	80	86	93	99	583
Commitments in The United States	7	13	14	15	16	94
Total	465	849	777	699	625	2,194

Plan assets

The majority of the Group’s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are funded through internally held provisions, principally those relating to early retirements in Spain.

Plan assets are those assets which will be used to directly settle the assumed commitments and which meet the following conditions: they are not part of the Group sponsoring entity’s assets, they are available only to pay post-employment benefits and they cannot be returned to the Group sponsoring entity.

To manage the assets associated with defined benefit plans, BBVA Group has established investment policies designed according to criteria of prudence and minimizing the financial risks associated with plan assets.

The investment policy consists of investing in a low risk and diversified portfolio of assets with maturities consistent with the term of the benefit obligation and which, together with contributions made to the plan, will be sufficient to meet benefit payments when due, thus mitigating the plans‘ risks.

In those countries where plan assets are held in pension funds or trusts, the investment policy is developed consistently with local regulation. When selecting specific assets, current market conditions, the risk profile of the assets and their future market outlook are all taken into consideration. In all the cases, the selection of assets takes into consideration the term of the benefit obligations as well as short-term liquidity requirements.

The risks associated with these commitments are those which give rise to a deficit in the defined benefit plan. A deficit could arise from factors such as a fall in the market value of plan assets, an increase in long-term interest rates leading to a decrease in the fair value of fixed income securities, or a deterioration of the economy resulting in more write-downs and credit rating downgrades.

The table below shows the allocation plan assets as of June 30, 2015 for the Group entities in Spain, Mexico and United States:

Millions of Euros
Plan Assets Breakdown	June 2015
Cash or cash equivalents	71
Other debt securities (Goverment bonds)	2,182
Mutual funds	1
Asset-backed securities	92
Insurance contracts	365
Total	2,711
Of which:
Debt securities issued by BBVA	3

The following table provides details of investments in quoted markets (Level 1) as of June 30, 2015:

Millions of Euros
Investments in quoted markets	June 2015
Cash or cash equivalents	71
Other debt securities (Goverment bonds)	2,182
Mutual funds	1
Asset-backed securities	92
Total	2,346
Of which:
Debt securities issued by BBVA	3

The remainder of the assets are invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts).

As of December 31, 2014 the plan assets covering these commitments were similar to the information contained in the above tables.

24.2     Defined contribution commitments

Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.

Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding financial year. No liability is therefore recognized in the accompanying consolidated balance sheet (See Note 43.1).

25.     Common stock

As of June 30, 2015, BBVA’s common stock amounted to €3,089,566,626.88 divided into 6,305,238,012 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the Spanish stock market, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of June 30, 2015, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., and BBVA Banco Frances, S.A. were listed on their respective local stock markets. BBVA Banco Frances, S.A. is also listed on the Latin American market of the Madrid Stock Exchange and on the New York Stock Exchange.

As of June 30, 2015, State Street Bank and Trust Co., The Bank of New York Mellon SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 14.51%, 4.42%, and 5.02% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On September 16, 2015, the Blackrock, Inc. reported to the Spanish Securities and Exchange Commission (CNMV) that, it now has an indirect holding of BBVA common stock totaling 4.998%.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2013	5,785,954,443	2,835
Dividend option - April 2014	101,214,267	50
Dividend option - October 2014	41,746,041	20
Capital increase - November 2014	242,424,244	119
As of December 31, 2014	6,171,338,995	3,024
Dividend option - January 2015	53,584,943	26
Dividend option - April 2015	80,314,074	39
As of June 30, 2015	6,305,238,012	3,090

“Dividend Option” Program in 2015:

The AGM held on March 13, 2015 under Point Four of the Agenda, adopted four resolutions on capital increase to be charged to reserves, to once again implement the program called the “Dividend Option” (see Note 4), pursuant to article 297.1 a) of the Spanish Corporate Enterprises Act, conferring on the Board of Directors the authority to indicate the date on which said capital increases should be carried out, within one year of the date of the AGM, including the power not to implement any of the resolutions, when deemed advisable.

On March 25, 2015, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s common stock increased by €39,353,896.26 through the issue and circulation of 80,314,074 shares with a €0.49 par value each.

“Dividend Option” Program in 2014:

The AGM held on March 14, 2014 under Point Four of the Agenda, resolved to perform four common stock increases, charged to voluntary reserves, to once again implement the program called the “Dividend Option” (see Note 4), pursuant to article 297.1 a) of the Corporations Act, delegating in the Board of Directors the ability to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made, including the power not to implement any of the resolutions, when deemed advisable.

On March 26, 2014, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s common stock increased by €49,594,990.83 through the issue and circulation of 101,214,267 shares with a €0.49 par value each.

Likewise, on September 24, 2014, Board of Directors of BBVA approved the execution of the second of the capital increases charged to reserves agreed by the aforementioned AGM of March 14, 2014. As a result of this increase, the Bank’s common stock increased by €20,455,560.09 through the issue and circulation of 41,746,041 ordinary shares with a €0.49 par value each.

Similarly, on December 17, 2014, Board of Directors of BBVA approved the execution of the third of the capital increases charged to reserves agreed by the aforementioned AGM. As of January 14, 2015, the Bank’s common stock increased by €26,256,622.07 through the issue and circulation of 53,584,943 ordinary shares with a €0.49 par value each, of the same class and series as the shares currently in circulation, without issuance premium and represented by book entries.

Capital increase

The Bank’s AGM held on March 16, 2012 agreed, in Point Three of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with Article 297.1.b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date the resolution takes effect, up to the maximum nominal amount of 50% of the subscribed and paid-up common stock on the date on which the resolution is adopted. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those common stock increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

On November 19, 2014, the Board of Directors of BBVA, exercising the authority delegated by the AGM held on March 16, 2012 under point Three of its Agenda, decided to carry out a capital increase, excluding preferential subscription rights, through an accelerated bookbuilt offering.

On November 20, 2014, the capital increase finished with a total par value of €118,787,879.56 through the issue of 242,424,244 shares of BBVA, each with a par value of forty-nine euro cents, of the same class and series as the shares currently in circulation and represented by book entries. The subscription price of these new shares was determined to be €8.25 per share (corresponding €0.49 to par value and €7.76 to share premium). Therefore, the total effective amount of the Capital Increase was of €2,000,000,013 corresponding €118,787,879.56 to par value and €1,881,212,133.44 to share premium (see Note 26).

Convertible and/or exchangeable securities:

At the AGM held on March 16, 2012 the shareholders resolved, in Point Five of the Agenda, to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into BBVA shares, for a maximum total of €12 billion. The powers include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or exchange; and to increase the Banks common stock as required to address the conversion commitments.

During 2014 and 2013 respectively, BBVA, exercising the authority delegated by the AGM held on March 16, 2012 under point Five of its Agenda, issued perpetual securities eventually convertible into new ordinary shares of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million and $1,500 million (€1,345 million as of June 30, 2015). Similarly on February 10, 2015, BBVA issued perpetual securities eventually convertible into new ordinary shares of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million (see Note 21.4).

Other securities:

The Bank’s AGM held on March 13, 2015, in Point Three of the agenda, agreed to delegate to the Board of Directors, the authority to issue, within the three-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of fixed-income securities, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the Bank or by another company, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250 billion.

26.     Share premium

As of June 30, 2015, the balance under this heading in the accompanying consolidated balance sheets was €23,992 million. During the six months ended June 30, 2015 there were no changes.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

27.     Reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	June 2015	December 2014
Legal reserve	27.1	605	567
Restricted reserve for retired capital	27.2	239	268
Reserves for balance revaluations		23	23
Voluntary reserves		6,971	6,784
Total reserves holding company (*)		7,837	7,642
Consolidation reserves attributed to the Bank and dependents consolidated companies.		14,723	13,294
Total Reserves		22,560	20,936

(*) Total reserves of BBVA, S.A. (See Appendix VIII).

27.1        Legal reserve
Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. The transfer must be made until the legal reserve reaches 20% of the share capital.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

27.2        Restricted reserves

As of June 30, 2015 and December 31, 2014, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	June 2015	December 2014
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares and loans for those shares	149	178
Restricted reserve for redenomination of capital in euros	2	2
Total	239	268

The restricted reserve for retired capital originated in the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the Introduction of the Euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

27.3        Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	June 2015	December 2014
Accumulated reserves (losses)
Holding Company (*)	11,249	11,604
BBVA Bancomer Group	8,550	7,564
BBVA Seguros, S.A.	1,839	1,727
Corporacion General Financiera, S.A.	938	746
BBVA Banco Provincial Group	1,624	1,592
BBVA Chile Group	1,113	1,045
Compañía de Cartera e Inversiones, S.A.	(22)	(15)
Anida Grupo Inmobiliario, S.L.	274	339
BBVA Suiza, S.A.	(4)	(17)
BBVA Continental Group	506	437
BBVA Luxinvest, S.A.	346	467
BBVA Colombia Group	785	492
BBVA Banco Francés Group	625	439
Banco Industrial De Bilbao, S.A.	33	43
Uno-E Bank, S.A.	(61)	(64)
Gran Jorge Juan, S.A.	(40)	(45)
BBVA Portugal Group	(509)	(519)
Participaciones Arenal, S.L.	(180)	(180)
BBVA Propiedad S.A.	(412)	(342)
Anida Operaciones Singulares, S.L.	(1,828)	(1,536)
Grupo BBVA USA Bancshares	(1,468)	(1,811)
Unnim Real Estate	(1,698)	(1,651)
Bilbao Vizcaya Holding S.A	74	70
Finanzia Autorenting, S.A.	(18)	(30)
Other	(90)	(51)
Subtotal	21,626	20,304
Reserves (losses) of entities accounted for using the equity method:
Citic International.Financial Holdings Limited (**)	267	197
Garanti Turkiye Bankasi Group	873	609
Metrovacesa	(143)	(68)
Occidental Hoteles Management, S.L.(**)	(88)	(94)
Other	25	(11)
Subtotal	934	633
Total Reserves	22,560	20,936

(*)	Corresponds to the reserve of the Bank after adjustments made through the consolidation process.

(**)	Reclassified during 2014 to “Non-current assets available for sale” (Note 15).

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

28.     Treasury stock

In the six months ended June 30, 2015 and 2014 the Group entities performed the following transactions with shares issued by the Bank:

	June 2015		June 2014
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	41,510,698	350	6,876,770	66
+ Purchases	207,345,203	1,793	167,420,778	1,501
- Sales and other changes	(240,558,916)	(2,063)	(170,575,069)	(1,524)
+/- Derivatives on BBVA shares	-	(5)	-	-
+/- Other changes	-	-	-	-
Balance at the end	8,296,985	75	3,722,479	43
Of which:
Held by BBVA, S.A.	2,838,648	27	2,387,072	31
Held by Corporación General Financiera, S.A.	5,426,095	48	1,307,467	12
Held by other subsidiaries	32,242	-	27,940	-
Average purchase price in Euros	8.64		8.97
Average selling price in Euros	8.60		9.04
Net gain or losses on transactions (Stockholders’ funds-Reserves)		2		13

The percentages of treasury stock held by the Group in the six months ended June 30, 2015 and 2014 are as follows:

	June 2015		June 2014
Treasury Stock	Min	Max	Min	Max

% treasury stock	0.000%	0.806%	0.000%	0.286%

The number of BBVA shares accepted by the Group in pledge of loans as of June 30, 2015 and December 31, 2014 is as follows:

Shares of BBVA Accepted in Pledge	June 2015	December 2014

Number of shares in pledge	95,667,478	97,795,984
Nominal value	0.49	0.49
% of share capital	1.52%	1.58%

The number of BBVA shares owned by third parties but under management of a company within the Group as of June 30, 2015 and December 31, 2014 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	June 2015	December 2014
Number of shares owned by third parties	97,720,677	101,425,692
Nominal value	0.49	0.49
% of share capital	1.55%	1.64%

29.     Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	June	December
		2015	2014
Available-for-sale financial assets	12.4	2,228	3,816
Cash flow hedging		(119)	(46)
Hedging of net investments in foreign transactions		(477)	(373)
Exchange differences		(2,644)	(2,173)
Non-current assets held for sale		-	-
Entities accounted for using the equity method		(1,118)	(796)
Other valuation adjustments (Remeasurements)		(779)	(776)
Total		(2,909)	(348)

The balances recognized under these headings are presented net of tax.

Changes in the six months ended June 30, 2015 in the table above are mainly due to the valuation of debt securities and “Exchange rate differences”.

Within “Exchange rate differences”, the exchange rate used for the Venezuelan currency in the six month ended June 30, 2015 is the Simadi rate, while in 2014 the SICAD I rate was used. In the six months ended June 30, 2015 under the heading “Valuation adjustments - Exchange differences” the first application of the Simadi as Venezuelan bolivar fuerte is recognized with an impact of approximately €1,630 million. The exchange rate of the Simadi as of June  30, 2015 applied in the conversion of financial statements is 220.75 Venezuelan bolivar fuerte per euro (see Note 2.2.16).

30.     Non-controlling interests

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	June 2015	December 2014

BBVA Colombia Group	59	59
BBVA Chile Group	322	347
BBVA Banco Continental Group	847	839
BBVA Banco Provincial Group (*)	115	958
BBVA Banco Francés Group	261	230
Other companies	124	78
Total	1,728	2,511

(*) Decrease due to the application of Simadi.

These amounts are broken down by groups of consolidated entities under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Profit attributable to Non-Controlling Interests	June 2015	June 2014

BBVA Colombia Group	7	5
BBVA Chile Group	25	30
BBVA Banco Continental Group	105	88
BBVA Banco Provincial Group (*)	7	59
BBVA Banco Francés Group	37	28
Other companies	19	5
Total	200	215

(*) Decrease due to the application of Simadi.

Dividends distributed to non-controlling interests of the Group during the six months ended June 30, 2015 are: BBVA Banco Francés €9 million, BBVA Banco Continental €113 million, BBVA Chile €9 million, BBVA Colombia €4 million and other Spanish entities accounted for €3 million.

31.     Capital base and capital management

As of June 30, 2015 and December 31, 2014, equity is calculated in accordance with current regulation on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by the current regulation are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said regulation and the internal Corporate Governance obligations.

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of June 30, 2015 and December 31, 2014 is shown below: (please note that the information for the latter period has been adapted to the new presentation format for comparison purposes) as of June 30, 2015:

	Millions of euros
Capital Base	June 2015 (*)	December 2014

Common Equity Tier 1 Capital	43,422	41,831
Common Stock	3,090	3,024
Parent company reserves	42,190	42,406
Reserves in consolidated companies	(124)	(1,204)
Non-controlling interests	1,215	1,885
Deductions and others	(5,098)	(6,151)
Attributed net income (less dividends)	2,150	1,871
Aditional Tier 1 Capital	-	-
Capital instruments eligible and perpetual securities eventually convertible	5,341	4,205
Deductions and others	(5,341)	(4,205)
Total Tier 1 Capital	43,422	41,831
Tier 2 Capital	11,276	11,046
Other deductions
Total Own Funds	54,698	52,877

Total Minimum equity required	28,223	28,065

(*) Provisional data

Changes during the six months ended June 30, 2015 in the amount of Tier 1 capital in the table above are mainly due to the accumulated profit net dividends until June and reissuing contingent convertible perpetual securities (see Note 21.4).

The Tier 2 capital increase is mainly due to movements in other subordinated liabilities (see Note 21.4).

With regard to minimum capital requirements, the increase is mainly due to the integration of Catalunya Banc, partially offset by the depreciation of most of the currencies, as well as the sales of participation of CNCB.

A reconciliation of total equity and regulatory capital as of June 30, 2015 is provided below:

Millions of Euros
Eligible capital resources	Reconciliation of total equity with regulatory capital June 2015
Total Equity	50,996
Capital	3,090
Share premium	23,992
Reserves	22,560
Other equity instruments	26
Own shares in portfolio	(75)
Attributable net income	2,759
Attributable dividend	(175)
Valuation adjustments	(2,909)
Non-controlling interests	1,728
Shares and other eligible preferred securities	5,341
Deductions	(3,987)
Goodwill and other and other intangible assets	(3,650)
Funding Treasury stock	(110)
Funding own shares	(227)
Equity not eligible at solvency level	(1,477)
Capital gains from the Available for sale fixed-income portfolio	(1,031)
Capital gains from the Available-for-sale equity portfolio	(291)
Differences from solvency and accounting level	(155)
Other adjustments and deductions	(2,110)
Tier 1 (before deductions)	48,763
(-) Deductions Tier 1	(5,341)
Tier 1	43,422

A reconciliation of the balance sheet to the accounting regulatory perimeter (provisional data) as of June 30, 2015 is provided below:

	Millions of Euros
Public balance sheet headings	Public balance sheet	Insurance companies and real estate companies	Jointly- controlled entities and other adjustments	Regulatory balance sheet
Cash and balances with central banks	27,876	(1)	2,338	30,213
Financial assets held for trading	82,499	(1,008)	2,590	84,081
Other financial assets designated at fair value through profit or loss	3,003	(2,189)	(173)	641
Available for sale financial assets	103,533	(18,394)	3,981	89,120
Loans and receivables	399,984	(936)	18,591	417,639
Held to maturity investments	-	-	-	-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	57	-	-	57
Hedging derivatives	3,160	(169)	67	3,058
Non-current assets held for sale	3,890	(20)	(16)	3,854
equity method	4,660	3,593	(3,790)	4,463
Other	40,542	(1,874)	7,325	45,993
Total assets	669,204	(20,998)	30,913	679,119

Capital management

Capital management in the BBVA Group has a twofold aim:

●	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

●

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out determining the capital base and the solvency ratios established by the prudential and minimum capital requirements also have to be met for the entities subject to prudential supervision in each country.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios (see Note 7).

32.     Contingent risks and commitments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of euros
Contingent Risks and Commitments	June 2015	December 2014
Contingent Risks
Collateral, bank guarantees and indemnities	29,281	28,297
Rediscounts, endorsements and acceptances	74	47
Letter of credit and others	4,875	5,397
Total Contingent Risks	34,230	33,741
Contingent Commitments
Balances drawable by third parties:	108,970	96,714
Credit institutions	880	1,057
Government and other government agencies	1,473	1,359
Other resident sectors	28,760	21,784
Non-resident sector	77,857	72,514
Other contingent liabilities	15,426	9,538
Total Contingent Commitments	124,396	106,252

Total contingent risks and contingent commitments	158,626	139,993

Since a significant portion of the amounts above will expire without any payment obligation materializing for the consolidated entities, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the six months ended June 30, 2015 and in 2014 no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

33.     Other contingent assets and liabilities

As of June 30, 2015 and December 31, 2014 there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the financial statements.

34.     Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of June 30, 2015 and December 31, 2014 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	June 2015	December 2014

Financial instruments sold with repurchase commitments		65,656	66,326
Central Banks	9	9,263	8,774
Credit Institutions	21.1	20,690	32,935
Government and other government agencies	21.2	12,359	3,022
Other resident sectors	21.2	16,169	13,306
Non-resident sectors	21.2	7,175	8,289

Financial instruments purchased with resale commitments		16,970	17,639
Central Banks	9	412	209
Credit Institutions	13.1	10,007	10,440
Government and other government agencies	13.2	-	378
Other resident sectors	13.2	5,659	5,932
Non-resident sectors	13.2	892	680

A breakdown of the maturity of other payment obligations, not included in previous notes, due after June 30, 2015 is provided below:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	267	272	272	2,342	3,153
Purchase commitments	27	-	-	-	27
Technology and systems projects	10	-	-	-	10
Other projects	17	-	-	-	17
Total	294	272	272	2,342	3,180

35.     Transactions on behalf of third parties

As of June 30, 2015 and December 31, 2014 the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	June 2015	December 2014

Financial instruments entrusted by third parties	674,694	602,791
Conditional bills and other securities received for collection	4,804	4,438
Securities lending	3,765	3,945

As of June 30, 2015 and December 31, 2014 the off-balance sheet customer assets managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	June 2015	December 2014

Commercialized and managed by the Group
Investment companies and mutual funds	73,858	82,587
Pension funds	37,042	26,361
Customer portfolios managed on a discretionary basis	39,917	35,129
Of which:
Portfolios managed on a discretionary	18,245	17,187
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	4,086	3,197
Pension funds	33	30
Saving insurance contracts	43	-
Total	154,979	147,304

36.     Interest income and expense and similar items

36.1        Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	June 2015	June 2014

Central Banks	62	110
Loans and advances to credit institutions	102	126
Loans and advances to customers	8,310	8,397
Government and other government agency	294	358
Resident sector	1,690	1,940
Non resident sector	6,326	6,099
Debt securities	1,563	1,693
Held for trading	505	609
Available-for-sale financial assets	1,059	1,084
Adjustments of income as a result of hedging transactions	(161)	(121)
Insurance activity	507	564
Other income	282	233
Total	10,665	11,000

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during both periods are given in the accompanying “Consolidated statements of recognized income and expenses”.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	June 2015	June 2014

Cash flow hedging	28	25
Fair value hedging	(189)	(146)
Total	(161)	(121)

36.2        Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	June 2015	June 2014

Bank of Spain and other central banks	47	32
Deposits from credit institutions	447	526
Customers deposits	1,721	2,133
Debt certificates	914	1,088
Subordinated liabilities	245	234
Adjustments of expenses as a result of hedging transactions	(439)	(453)
Cost attributable to pension funds (Note 24)	54	96
Insurance activity	365	418
Other charges	216	200
Total	3,570	4,276

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	June 2015	June 2014

Cash flow hedging	(15)	3
Fair value hedging	(424)	(456)
Total	(439)	(453)

36.3        Average return on investments and average borrowing cost

The detail of the average return on investments in the six months ended June 30, 2015 and 2014 is as follows:

	Millions of Euros
	June 2015			June 2014
Asset	Average Balances	Interest and Similar Income	Average Interest Rates (%)	Average Balances	Interest and Similar Income	Average Interest Rates (%)
Cash and balances with central banks	27,754	62	0.45	25,996	110	0.85
Securities portfolio and derivatives	197,660	1,951	1.99	168,490	2,179	2.61
Loans and advances to credit institutions	29,560	122	0.83	22,843	152	1.34
Loans and advances to customers	353,392	8,437	4.81	322,588	8,495	5.31
Euros	188,383	2,181	2.33	189,074	2,507	2.67
Foreign currency	165,009	6,256	7.65	133,514	5,988	9.04
Other finance income	-	-	-	-	-	-
Other assets	53,239	93	0.35	44,124	64	0.29
Totals	661,606	10,665	3.25	584,042	11,000	3.80

The average borrowing cost in the six months ended June 30, 2015 and 2014 is as follows:

	Millions of Euros

	June 2015			June 2014
Liabilities	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)
Deposits from central banks and credit institutions	88,739	611	1.39	80,329	679	1.70
Customer deposits	337,880	1,719	1.03	298,443	2,190	1.48
Euros	174,413	566	0.65	159,072	960	1.22
Foreign currency	163,468	1,154	1.42	139,370	1,230	1.78
Debt certificates and subordinated liabilities	84,885	837	1.99	81,070	947	2.36
Other finance expenses	-	-	-	-	-	-
Other liabilities	97,085	403	0.84	79,086	459	1.17
Equity	53,016	-	-	45,113	-	-
Totals	661,606	3,570	1.09	584,042	4,276	1.48

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros

	June 2015/ June 2014			June 2014 / June 2013
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	7	(55)	(48)	(8)	(24)	(32)
Securities portfolio and derivatives	377	(606)	(228)	(14)	3	(12)
Loans and advances to credit institutions	45	(74)	(30)	(26)	(24)	(49)
Loans and advances to customers
In Euros	(9)	(316)	(326)	(319)	(360)	(679)
In other currencies	1,413	(1,145)	268	136	(193)	(58)
Other assets	13	15	29	(3)	2	(1)
Interest and similar incomes			(335)			(831)
Deposits from central banks and credit institutions	71	(140)	(68)	(88)	(50)	(138)
Customer deposits
In Euros	93	(487)	(394)	54	(90)	(36)
In other currencies	213	(289)	(77)	32	(117)	(85)
Debt certificates and subordinated liabilities	45	(154)	(110)	(272)	(166)	(438)
Other liabilities	105	(161)	(57)	(34)	74	40
Interest and similar expenses			(706)			(656)
Net Interest Income	-	-	371	-	-	(175)

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

37.     Income from equity instruments

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 38), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	June 2015	June 2014

Dividends from:
Financial assets held for trading	89	88
Available-for-sale financial assets	147	282
Total	236	370

38.     Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	June 2015	June 2014

CIFH (*)	-	37
Garanti Group	176	155
Metrovacesa, S.A.	(15)	(60)
Other	35	22
Total	195	155

(*)	As of June 30, 2014 this investment includes the results of CIFH which was reclassified to “Non-current assets available for sale in November 2014 (see Note 3).

39.     Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	June 2015	June 2014
Commitment fees	84	94
Contingent risks	154	148
Letters of credit	19	22
Bank and other guarantees	135	126
Arising from exchange of foreign currencies and banknotes	2	8
Collection and payment services income	1,493	1,427
Bills receivables	38	31
Current accounts	176	166
Credit and debit cards	937	921
Checks	115	101
Transfers and others payment orders	187	155
Rest	40	53
Securities services income	626	581
Securities underw riting	38	41
Securities dealing	105	100
Custody securities	159	151
Investment and pension funds	260	226
Rest assets management	64	63
Counseling on and management of one-off transactions	8	7
Financial and similar counseling services	55	36
Factoring transactions	14	18
Non-banking financial products sales	81	54
Other fees and commissions	284	244
Total	2,801	2,617

40.     Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	June 2015	June 2014
Brokerage fees on lending and deposit transactions	1	-
Fees and commissions assigned to third parties	508	470
Credit and debit cards	414	398
Transfers and others payment orders	39	31
Securities dealing	1	2
Rest	54	39
Other fees and commissions	173	155
Total	682	625

41.     Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	June 2015	June 2014
Financial assets held for trading	161	496
Other financial assets designated at fair value through profit or loss	14	(14)
Other financial instruments not designated at fair value through profit or loss	652	496
Available-for-sale financial assets	613	700
Loans and receivables	37	8
Other	2	(211)
Total	826	978

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	June 2015	June 2014
Debt instruments	303	989
Equity instruments	160	492
Loans and advances to customers	40	9
Derivatives	316	(525)
Customer deposits	(6)	(3)
Rest	14	16
Total	826	978

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	June 2015	June 2014

Trading derivatives
Interest rate agreements	411	(177)
Security agreements	136	(394)
Commodity agreements	-	(1)
Credit derivative agreements	99	19
Foreign-exchange agreements	(333)	110
Other agreements	4	1
Subtotal	316	(442)
Hedging Derivatives Ineffectiveness
Fair value hedging	(10)	(67)
Hedging derivative	161	(206)
Hedged item	(171)	139
Cash flow hedging	10	(16)
Subtotal	-	(83)
Total	316	(525)

In addition, in six months ended June 30, 2015 and 2014, under the heading “Exchange differences (net)” of the income statement, net amounts of positive €105 million and negative €90 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42.     Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	June 2015	June 2014
Income on insurance and reinsurance contracts	1,725	1,807
Financial income from non-financial services	358	274
Of Which: Real estate companies	267	185
Rest of other operating income	189	160
Of Which: from rented buildings	43	32
Total	2,271	2,242

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	June 2015	June 2014
Expenses on insurance and reinsurance contracts	1,233	1,386
Change in inventories	264	218
Of Which: Real estate companies	233	188
Rest of other operating expenses	647	948
Total	2,144	2,552

43.     Administration costs

43.1 Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of euros
Personnel Expenses	Notes	June 2015	June 2014
Wages and salaries		2,221	1,990
Social security costs		348	342
Defined contribution plan expense	24	44	47
Defined benefit plan expense	24	33	30
Other personnel expenses		242	229
Total		2,888	2,638

The breakdown of the average number of employees in the BBVA Group in the six months ended June 30, 2015 and 2014 by professional categories and geographical areas, is as follows:

	Average Number of Employees
Average Number of Employees by Geographical Areas	June 2015	June 2014
Spanish banks
Management Team	1,030	1,100
Other line personnel	21,841	21,711
Clerical staff	3,667	3,972
Branches abroad	749	767
Subtotal	27,287	27,550
Companies abroad
Mexico	29,476	28,704
United States	9,931	10,375
Venezuela	5,234	5,227
Argentina	5,638	5,327
Colombia	5,596	5,419
Peru	5,335	5,263
Other	4,719	4,795
Subtotal	65,929	65,110
Pension fund managers	329	271
Other non-banking companies	17,038	16,494
Total	110,583	109,425

The breakdown of the number of employees in the BBVA Group as of June 30, 2015 and 2014 by category and gender, is as follows:

Number of Employees at the period end Professional Category and Gender	June 2015		June 2014
	Male	Female	Male	Female
Management Team	1,546	358	1,658	364
Other line personnel	25,275	22,972	24,392	21,870
Clerical staff	26,955	37,122	25,848	35,318
Total	53,776	60,452	51,898	57,552

The breakdown of the average number of employees in the BBVA Group in the six months ended June 30, 2015 and 2014 is as follows:

Average Number of Employees Breakdown by Gender	June 2015		June 2014
	Male	Female	Male	Female
Average Number of Employees BBVA Group	52,056	58,527	51,898	57,527
Of which:
BBVA, S.A.	13,747	12,007	15,085	12,446

43.1.1     Share-based employee remuneration

The amounts recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements for the six months ended June 30, 2015 and 2014 corresponding to the plans for remuneration based on equity instruments in each year, amounted to €16 and €68 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s remuneration plans based on capital instruments are described below.

System of Variable Remuneration in Shares

The remuneration policy of the BBVA Group prevailing until 2014 provided for a System of Variable Remuneration in Shares for the BBVA Management Team, including the executive directors and members of the Senior Management (the “System of Variable Remuneration in Shares” or the “System”). This system was approved by the Annual General Meeting of BBVA shareholders, March 11, 2011, and the conditions for the 2014 financial year approved by the Annual General Meeting, March 14, 2014.

The System was based on a specific incentive for the (approximately 2,200) people comprising Senior Management (hereinafter, the “Incentive”), which consisted in the annual allocation to each beneficiary of a number of units which had been the basis for determining how many shares that individual would receive when the Incentive was settled, depending on the level of compliance with indicators set every year by the General Meeting. For 2014 these indicators were: the performance of the Total Shareholder Return (TSR), the Group’s Recurring Economic Profit without one-offs and the Group’s Attributable Profit without one-offs.

This incentive, together with the variable cash remuneration due to each director (“ordinary variable remuneration”), would constitute their annual variable remuneration (hereinafter, the “Annual Variable Remuneration”).

Once each financial year is closed, the number of units allocated was divided into three parts indexed to each one of the indicators as a function of the weightings established at any time and each one of these parts was multiplied by a coefficient of between 0 and 2 as a function of the scale defined for each indicator every year.

The shares resulting from this calculation were subject to the following withholding criteria:

●	40% of the shares received were freely transferrable by the beneficiaries from the time of their vesting;

●	30% of the shares received were transferrable once a year has elapsed after the Incentive settlement date; and

●	The remaining 30% were transferrable as of two years after the Incentive settlement date.

Apart from this, the Bank also had a specific system for settlement and payment of the variable remuneration applicable to employees and managers, including the executive directors and members of the Senior Management, performing professional activities that may have a significant impact on the risk profile of the entity or performing control duties (hereinafter, the “Identified Staff”).

The specific rules for settlement and payment of the Annual Variable Remuneration of executive directors and members of the Senior Management are described in Note 53, while the rules listed below are applicable to the rest of the Identified Staff:

●	At least 50% of the total Annual Variable Remuneration of the members of the Identified Staff will be paid in BBVA shares.

●	People in the Identified Staff who are not members of the management team will receive 50% of their ordinary variable remuneration in BBVA shares.

●	The payment of 40% of their variable remuneration, both in cash and in shares, will be deferred. The deferred amount will be paid in thirds over the following three years.

●

All the shares delivered to these beneficiaries pursuant to the rules explained in the previous paragraph would be unavailable for one year after they have vested. This withholding would be applied against the net amount of the shares, after deducting any tax accruing on the shares received. A prohibition was also established against hedging with unavailable vested shares and shares pending reception.

●

Moreover, circumstances have been established in which the payment of the deferred Annual Variable Remuneration payable may be limited or impeded (“malus” clauses), and the adjustment to update these deferred parts has also been determined.

●

Finally, the variable component of the remuneration corresponding to any one financial year of those in the Identified Staff was limited to an upper threshold of 100% of the fixed component of the total remunerations, unless the General Meeting should resolve to raise this limit which, in any event, may not exceed 200% of the fixed component of the total remuneration.

In this regard, the General Meeting, March 14, 2014, resolved, in line with applicable legislation, that the variable component of the remuneration corresponding to any one financial year of certain employees whose professional activities have a significant impact on the Bank’s risk profile or who perform control functions may be as much as

200% of the fixed component of their total remuneration. This is entirely consistent with the Recommendations Report issued by the BBVA’s Board of Directors, January 30, 2014.

When the Incentive for 2014 ended on December 31, 2014, a multiplication factor of 0.4775 was applied to the units initially allocated to each beneficiary on that date, resulting in a total of 3,137,941 shares for the Management Team as a whole, subject to the settlement and payment system described above.

Similarly, in the first semester of 2015 the shares corresponding to the deferred parts of the Annual Variable Remuneration, and their corresponding adjustments in cash, were delivered to the beneficiary members of the Identified Staff.

Thus, in the first semester of 2015, a total of 455,620 shares corresponding to the first deferred third of the 2013 Annual Variable Remuneration were granted, and €187,600 as adjustments to the shares granted; a total of 525,939 shares corresponding to the second deferred third of the 2012 Annual Variable Remuneration, and €385,735 in adjustments for updates; and a total of 802,343 shares corresponding to the final third of the 2011 Annual Variable Remuneration 2011, with €925,687 in adjustments for updates.

Likewise, in the first semester of 2015 beneficiaries in the Identified Staff received the shares corresponding to the deferred parts of the 2010/2011 Multi-Year Variable Share Remuneration Programme (hereinafter, the “Programme” or “LTI 2010/2011”), as well as the shares corresponding to long-term incentive programmes in the United States, as outlined below:

2010/2011 Multi-Year Variable Share Remuneration Programme

Once the LTI 2010/2011 approved by the General Meeting, March 12, 2010 ended on December 31, 2011, it was settled by applying the conditions established at its outset.

The above notwithstanding, the settlement and payment system indicated was applied to beneficiaries of the programme who are members of the Identified Staff, as agreed by the General Shareholders Meeting, March 16, 2012, with the result that:

●

The payment of 40% of the shares resulting from settlement of the Programme (50% in the case of executive directors and other members of the Senior Management) was deferred to vest in thirds in 2013, 2014 and 2015.

●	The shares paid may not be availed for one year as of their vesting date. This withholding is applicable to the net amount of the shares, after deducting the taxes payable on the shares received.

●

The vesting of the deferred shares will be subject to the application of the circumstances limiting or impeding payment of the variable remuneration (“malus” clauses) established by the Board of Directors; and

●	The deferred shares will be subject to adjustments to update their value.

Thus, for the Identified Staff, pursuant to the conditions established in the Programme, in the first quarter of 2015 a total of 341,684 shares were vested, corresponding to the final third of the deferred part of shares resulting from the programme’s settlement, and €391,887 in adjustments to the value of the shares vested as an adjustment for the updated value of the shares vested.

The settlement and payment of the shares originating in this Programme for the executive directors and members of Senior Management was conducted according to the scheme defined for this purpose, as described in Note 53.

BBVA Long-Term Incentive in BBVA Compass

When the term of the Long-Term Incentive 2010-2012 Plan for the BBVA Compass Management Team ended, on December 31, 2012, it was settled pursuant to the conditions established when it began.

For those beneficiaries of this programme who are members of the Identified Collective, it was agreed that the same settlement and payment rules would be applied as those established for the Multi-Year Variable Share Remuneration Programme 2010-2011 detailed above.

Thus, in the first semester of 2015 those beneficiaries who are members of the Identified Staff in BBVA Compass have been awarded 6,323 shares, corresponding to the second third of the deferred part of the shares resulting from the settlement of the 2010-2012 Long-Term Incentive Share Plan, and €4,795 in the adjustment to the updated share value, with the final third yet to vest in 2016.

Additionally, BBVA Compass’ remuneration structure includes long-term incentive programmes for remuneration in shares for employees in certain key positions. These plans run over a three-year term. On June 30, 2015 there are three coexisting programmes (2013-2015, 2014-2016 and 2015-2017).

Once the 2012-2014 plan have finished, 221,143 shares corresponding to its programme were delivered in the first semester of 2015.

Remunerations policy applicable from 2015 onwards

The Bank has modified its remunerations policy for 2015, 2016 and 2017, in order to align itself more closely with market best practices, regulatory requirements and its internal organization and strategy. At the end of 2014 the Management Team Incentive (MTI) plan ended, unifying the variable remuneration components into a single annual incentive (the “Annual Variable Remuneration”). This policy for BBVA directors was approved at the General Meeting, March 13, 2015.

The new remuneration policy also contains a specific settlement and payment scheme for Annual Variable Remuneration as it applies to the Identified Staff. The rules are as follows:

●	The Annual Variable Remuneration of members of the Identified Staff will be paid in equal parts in cash and BBVA shares.

●

The payment of 40% of the Annual Variable Remuneration – 50% in the case of executive directors and Senior Management – both in cash and shares will be deferred in its entirety for three years. Its accrual and payment will be subject to compliance with a series of multi-year indicators related to share performance and the Group’s basic control and risk management metrics measuring solvency, liquidity and profitability, which will be calculated throughout the deferral period (hereinafter “Multi-Annual Assessment Indicators”). These Multi-year Performance Indicators may lead to a reduction in the amount deferred, and might even bring it down to zero, but they will not be used under any circumstances to increase the aforementioned deferred remuneration.

●

All the shares vesting to these beneficiaries pursuant to the rules explained in the previous paragraph will be unavailable for six months after they have vested. This withholding will be applied against the net amount of the shares, after deducting the tax accruing on the shares received. A prohibition has also been established against hedging with unavailable vested shares and outstanding shares.

●

Moreover, circumstances have been established in which the payment of the deferred Annual Variable Remuneration payable may be limited or impeded (“malus” clauses), and the adjustment to update these deferred parts has also been determined.

●

Lastly, the variable component in the remuneration corresponding to any one financial year for people in the Identified Staff will have a maximum threshold of 100% of the fixed component of total remuneration, unless the General Meeting agrees to raise this threshold. However, under no circumstances may it exceed 200% of the fixed component of total remuneration.

On this issue, the General Meeting, March 13, 2015, resolved to enlarge the set of staff members whose professional activities have a significant impact on the Group’s risk profile or who perform control functions, and whose variable remuneration will be subject to the maximum threshold of 200% of the fixed component of their total remuneration. This is entirely consistent with the Recommendations Report produced by the BBVA’s Board of Directors on February 3, 2015.

The first disbursement in shares under this new policy will be the initial payment of the Annual Variable Remuneration for 2015 to be paid in shares, which will take place in the first semester of 2016.

43.2        General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	June 2015	June 2014
Technology and systems	293	275
Communications	122	134
Advertising	97	91
Property, fixtures and materials	464	435
Of which: Rent expenses (*)	271	226
Taxes other than income tax	203	190
Other expenses	860	780
Total	2,039	1,905

(*) The consolidated companies do not expect to terminate the lease contracts early.

44.     Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	June 2015	June 2014
Tangible assets	17	287	284
For own use		276	273
Investment properties		11	11
Assets leased out under financial lease		-	-
Other Intangible assets	18.2	285	264
Total		572	548

45. Provisions (net)

In the six months ended June 30, 2015 and 2014 the net allowances charged to the income statement were as follows:

		Millions of Euros
Provisions (Net)	Notes	June 2015	June 2014
Provisions for pensions and similar obligations	24	309	322
Provisions for contingent risks and commitments	7.3.8	1	34
Provisions for taxes and other legal contingencies		11	14
Other Provisions		71	63
Total		392	433

46.     Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	June 2015	June 2014
Available-for-sale financial assets	12	3	18
Debt securities		2	5
Other equity instruments		1	13
Loans and receivables	7.3.8	2,134	2,108
Of which: Recovery of written-off assets	7.3.7	213	188
Total		2,137	2,126

47.     Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	June 2015	June 2014
Goodwill and investment in entities	18.1 - 16	-	-
Other intangible assets	18.2	3	4
Tangible assets	17	25	27
For own use		16	9
Investment properties		9	18
Inventories	20	100	70
Rest		-	(3)
Total		128	98

48.     Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	June 2015	June 2014
Gains
Disposal of investments in subsidiaries	(25)	16
Disposal of tangible assets and other	51	10
Losses:
Disposal of investments in subsidiaries	-	-
Disposal of tangible assets and other	(3)	(12)
Total	23	14

49.      Gains (losses) on non-current assets held for sale

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale not classified as discontinued operations	Notes	June 2015	June 2014
Gains (losses) on sale of real estate		12	(14)
Impairment of non-current assets held for sale	15	(99)	(255)
Impairment and gains (losses) on sale of investments classified as assets held for sale		-	(11)
Gains (losses) on sale of equity instruments classified as assets held for sale (*)		878	-
Total		791	(281)

(*) Includes various sales in CNCB (see Note 3)

50.     Consolidated statements of cash flows

Cash flows from operating activities increased in six months ended June 30, 2015 by €2,086 million (compared with a decrease of €11,805 million in six months ended June 30, 2014). The most significant reasons for the change occurred under the headings “Financial liabilities at amortized cost” and “Financial instruments held for trading”.

The variances in cash flows from investing activities decreased in the six month ended June 30, 2015 by €1,867 million (€4 million increase in the same period of 2014). The most significant impact corresponds to “Subsidiaries and other business units”.

Cash flows from financing activities increased during the six months ended June 30, 2015 and by €1,215 million (compared to €2,645 million increase in six months ended June 30, 2014), with the most significant changes corresponding to the disposal of own equity instruments and “Subordinated liabilities”.

51.     Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group in the six months ended June 30, 2015 with their respective auditors and other audit entities are as follows:

Millions of Euros

Fees for Audits Conducted	June 2015
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	12.4
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	1.8
Fees for audits conducted by other firms	0.0

(*) Including fees pertaining to annual statutory audits (€9.9 million).

In the six months ended June 30, 2015, other entities in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	June 2015
Firms belonging to the Deloitte worldwide organization(*)	1.1
Other firms	13.0

(*) Including €0.4 million related to fees for tax services.

The services provided by the auditors meet the independence requirements established under Audit of Accounts Law RD 1/2011 and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

52.     Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions.

52.1	Transactions with significant shareholders

As of June 30, 2015 there were no shareholders considered significant (see Note 25).

52.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

	Millions of Euros
Balances arising from transactions with Entities of the Group	June 2015	December 2014
Assets:
Loans and advances to credit institutions	656	544
Loans and advances to customers	654	1,145
Liabilities:
Deposits from credit institutions	42	142
Customer deposits	949	84
Memorandum accounts:
Contingent risks	1,218	960
Contingent commitments	112	161

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

	Millions of Euros
Balances of Income Statement arising from transactions with Entities of the Group	June 2015	June 2014
Income statement:
Financial incomes	28	28
Financial costs	2	16

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1); from the insurance policies to cover pension or similar commitments, as described in Note 24; and the futures transactions arranged by BBVA Group with these entities, associates and joint ventures, being the most representative those that corresponded to financial derivative transactions with the Garanti Group.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

52.3	Transactions with members of the Board of Directors and Senior Management

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 53.

As of June 30, 2015 and December 31, 2014, the amount availed against the loans by the Group’s entities to the members of the Board of Directors was €248 and €235 thousand, respectively. As of June 30, 2015 and December 31, 2014 the amount availed against the loans by the Group’s entities to the members of Senior Management (excluding the executive directors) amounted to €3,165 and €4,614 thousand, respectively.

As of June 30, 2015 the amount availed against the loans to parties related to the members of the Bank’s Board of Directors was €14 million, and as of December 31, 2014, there were no loans to parties related to the members of the Bank’s Board of Directors. As of June 30, 2015 and December 31, 2014 the amount availed against the loans to parties related to members of the Senior Management amounted to €101 and €291 thousand, respectively.

As of June 30, 2015 and December 31, 2014 no guarantees had been granted to any member of the Board of Directors.

As of June 30, 2015 and December 31, 2014 no guarantees had been granted to any member of the Senior Management

As of June 30, 2015 and December 31, 2014 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €1,833 and €419 thousand, respectively.

52.4	Transactions with other related parties

In the six months ended June 30, 2015 and the year ended December 31, 2014 the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were carried out at arm’s-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.

53.      Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management

●	Remuneration of non-executive directors received in the first semester of 2015

The remuneration paid to the non-executive members of the Board of Directors during the first semester of 2015 is indicated below. The figures are given individually for each non-executive director and itemised:

	Thousands of Euros
Non-Executive Directors remuneration	Board of Directors	Executive Committee	Audit & Compliance	Risks Committee	Remuneration Committee	Appointments Committee	Total
Tomás Alfaro Drake	64	-	36	-	21	51	172
José Miguel Andrés Torrecillas (1)	43	-	30	18	-	-	90
Ramón Bustamante y de la Mora	64	-	-	54	7	-	125
José Antonio Fernández Rivero	64	-	-	107	-	20	192
Ignacio Ferrero Jordi	64	83	-	-	21	-	169
Belén Garijo López	64	-	36	-	-	-	100
Carlos Loring Martínez de Irujo	64	-	36	-	54	-	154
Lourdes Máiz Carro	64	-	12	-	-	-	76
José Maldonado Ramos	64	83	-	-	18	20	186
José Luis Palao García-Suelto	64	-	60	54	-	20	198
Juan Pi Llorens	64	-	-	54	21	-	139
Susana Rodríguez Vidarte	64	83	-	54	-	20	222
Total	751	250	208	339	143	132	1,823

(1)	Mr. José Miguel Andrés Torrecillas was named director on March 13, 2015.

Moreover, in the six month ended June 30, 2015, €106 thousand were paid in health and casualty insurance premiums for non-executive members of the Board of Directors.

●	Remuneration of executive directors received in the first semester of 2015

The remuneration scheme for the executive directors matches the general model applied to BBVA senior managers. This comprises a fixed remuneration and a variable remuneration, which for 2014 and the previous years was further broken down into an ordinary variable remuneration in cash and a variable remuneration in shares, based on the Management Team Incentive (hereinafter the “Annual Variable Remuneration”).

Thus, during the first semester of 2015, the executive directors were paid the fixed remuneration corresponding to the first semester of the year, and the parts of the variable remuneration from previous years, payment of which vested during the first quarter of this year under the settlement and payment system approved by the General Meeting (hereinafter the “Settlement and Payment System”). This determined that:

●	At least 50% of the total Annual Variable Remuneration would be paid in BBVA shares.

●	The payment of 50% of the Annual Variable Remuneration, in cash and in shares, would be deferred in time, the deferred amount vesting in thirds over the three-year period following its settlement.

●

All the shares vested to these beneficiaries pursuant to the rules explained in the previous paragraph would be unavailable for one year after they have vested. This withholding will be applied against the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

●	Moreover, circumstances have been establisehd in which disbursement of the deferred Annual Variable Remuneration payable may be limited or impeded (“malus” clauses), and

●	The deferred parts of the Annual Variable Remuneration would be adjusted to update them under the terms established by the Board of Directors.

Pursuant to the above, the remuneration paid to the executive directors during the first semester of 2015 is shown below. The figures are given individually for each executive director and itemised:

		Thousands of Euros
Executive Directors remuneration	Fixed Remuneration	2014 Annual Variable Remuneration in cash (2)	Deferred Variable Remuneration in cash (3)	Total Cash	2014 Annual Variable Remuneration in BBVA Shares (2)	Deferred Variable Remuneration in BBVA Shares (3)	Total Shares
Chairman and CEO	983	866	1,005	2,854	112,174	152,546	264,720
President and COO (1)	609	272	240	1,121	35,298	36,199	71,497
José Manuel González-Páramo Martínez-Murillo	397	85	17	499	11,041	1,768	12,809
Total	1,989	1,223	1,262	4,474	158,513	190,513	349,026

(1)

The remuneration paid to the current President & COO, who was appointed on May 4, 2015, includes the remuneration vesting as Digital Banking Officer during the period in which he held this position (as fixed and variable remuneration from previous years).

(2)	Amounts corresponding to 50% of 2014 Annual Variable Remuneration.

(3)

Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2013, 2012 and 2011) and the LTI 2010-2011 in shares, and their respective updated cash adjustments, payment or delivery of which was made in the first semester of 2015, in application of the Settlement and Payment System, as broken down below:

–    1st third of deferred Annual Variable Remuneration from 2013:

Under this item, the executive directors received: €277,772 and 29,557 BBVA shares in the case of the Chairman & CEO; €74,591 and 7,937 BBVA shares in the case of the President & COO; and € 16,615 and 1,768 BBVA shares in the case of Mr. José Manuel González-Páramo.

–    2nd third of deferred Annual Variable Remuneration from 2012

Under this item, the Chairman & CEO received €288,003 and 36,163 BBVA shares, while the President & COO received €64,680 and 8,122 BBVA shares.

–    3rd third of deferred Annual Variable Remuneration from 2011

Under this item, the Chairman & CEO received €399,417 and 51,826 BBVA shares, while the President & COO received €90,986 and 11,806 BBVA shares.

–    3rd third of the deferred shares from the Multi-Year Variable Share Remuneration Programme for 2010/2011 (“LTI 2010-2011”).

Under this item, the Chairman & CEO received 35,000 BBVA shares and €40,075 as updated adjustments of the value of deferred shares, while the President & COO received 8,334 BBVA shares and €9,542 as update.

In application of the Settlement & Payment System described, during the first quarter of each of the next three years, the executive directors will receive the deferred parts of the Annual Variable Remuneration from 2014, 2013 and 2012, as applicable subject to the aforementioned conditions.

Likewise, during the first semester of 2015, the executive directors received payment in kind and others amounting to an overall total of €36,483. Of which €16,454 was paid to the Chairman & CEO; €6,074 to the President & COO; and €13,956 to Mr. José Manuel González-Páramo Martínez-Murillo.

During the first semester of 2015, the previous President & COO, who took early retirement on May 4, 2015, received: €596,763 as fixed remuneration; €530,169 and 68,702 BBVA shares corresponding to 50% of the 2014 Annual Variable Remuneration; and €636,361 and 103,351 BBVA shares as settlement of the deferred parts of the Annual Variable Remuneration from 2013, 2012 and 2011 and of the LTI 2010-2011, payment of which vested in the first quarter of 2015, including the corresponding adjustment for updating their value; and €19,532 as remuneration in kind, including insurance premiums, and other remuneration in kind.

●	Remuneration of the members of the Senior Management received in the first semester of 2015

During the first semester of 2015, the remuneration paid to the members of the BBVA Senior Management as a whole, excluding the executive directors, is shown below. The figures are given individually for each director and itemized:

		Thousands of Euros
Members of the Senior Management remuneration	Fixed Remuneration	2014 Annual Variable Remuneration in cash (1)	Deferred Variable Remuneration in cash (2)	Total Cash	2014 Annual Variable Remuneration in BBVA Shares (1)	Deferred Variable Remuneration in BBVA Shares (2)	Total Shares
Total Members of the Senior Management (*)	4,670	2,744	1,692	9,106	285,926	249,639	535,565

(*)

This section includes aggregate information regarding the members of the BBVA Group Senior Management, excluding executive directors, who were members of the Senior Management at June 30, 2015 (18 members).

(1)	Amounts corresponding to 50% of 2014 Annual Variable Remuneration.

(2)

Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration of previous years (2013, 2012 and 2011) and the LTI 2010-2011 in shares, and their corresponding adjustments for updating in cash, payment or delivery of which was made in the first semester of 2015, to the members of the Senior Management who had generated this right, as broken down below:

–    1st third of deferred Annual Variable Remuneration from 2013

Overall amount of €567 thousand and 60,244 BBVA shares.

–    2nd third of deferred Annual Variable Remuneration from 2012

Overall amount of €493 thousand and 61,814 BBVA shares.

- 3rd third of deferred Annual Variable Remuneration from 2011

Overall amount of €570 thousand and 74,115 BBVA shares.

–    3rd third of deferred shares from the LTI 2010-2011

Overall amount of 53,466 shares and €61 thousand to update the value of the deferred shares vesting.

During the first quarter of each of the next three years, all Senior Management will receive the amounts that correspond to them under the Settlement and Payment System of the variable remuneration applicable to each, stemming from the settlement of the deferred Annual Variable Remuneration from previous years (2014, 2013 and 2012) and subject to the conditions the system establishes.

Moreover, during the first semester of 2015, all the members of the Senior Management, with the exception of the executive directors, received remuneration in kind, including insurance premiums and other remuneration in kind for a total overall amount of €250 thousand.

On the other hand, during the first semester of 2015 (6), members of the BBVA Group Senior Management who ceased to hold their positions as such during this period received a total amount of: €1.968 thousand as fixed remuneration; €1,414 thousand and 181,256 BBVA shares corresponding to 50% of the 2014 Annual Variable Remuneration; and €1,432 thousand and 196,539 BBVA shares as settlement of the deferred parts of the Annual Variable Remuneration from 2013, 2012 and 2011 and of the LTI 2010-2011, payment of which vested in the first quarter of 2015, including the corresponding adjustment for updating their value; and remuneration in kind and others for the sum of €679 thousand.

●	System of Remuneration in Shares with Deferred Delivery for non-executive directors

BBVA has a remuneration system in share with deferred delivery for its non-executive directors, which was approved by the General Meeting, March 18, 2006 and extended for a further 5-year period under General Meeting resolution, March 11, 2011.

This System is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each of them in the previous year, according to the closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meeting approving the corresponding financial statements for each year.

These shares, where applicable, will be delivered to each beneficiary on the date they leave the position as director for any reason other than dereliction of duty.

The number of “theoretical shares” allocated to the non-executive directors in the first semester of 2015 as beneficiaries of the system of deferred delivery of shares, corresponding to 20% of the total remuneration received in cash by said directors for these during 2014, is as follows:

	Theoretical shares allocated in 2015	Theoretical shares accumulated as of June 30, 2015
Tomás Alfaro Drake	7,930	51,089
Ramón Bustamante y de la Mora	7,531	77,043
José Antonio Fernández Rivero	9,400	78,413
Ignacio Ferrero Jordi	8,298	83,000
Belén Garijo López	4,909	12,866
Carlos Loring Martínez de Irujo	7,536	64,843
Lourdes Maiz Carro	2,631	2,631
José Maldonado Ramos	9,296	45,564
José Luis Palao García-Suelto	10,657	40,315
Juan Pi Llorens	6,830	23,195
Susana Rodríguez Vidarte	10,082	64,001
Total	85,100	542,960

●	Pensions commitments

The commitments undertaken regarding pension benefits for the President & COO and Mr. José Manuel González-Páramo Martínez-Murillo, pursuant to the Company Bylaws and their respective contracts with the Bank, include a pension system covering retirement, disability and death.

The President & COO’s contractual conditions determine that he will retain the pension system to which he was entitled previously as senior manager in the Group, with the benefits and the provisions being adjusted to the new remuneration conditions of the position that he currently holds.

Mr. José Manuel González-Páramo Martínez-Murillo retains the same pension system he has had since with his appointment in 2013, comprising a defined-contributions system that allocates 20% a year on the fixed remuneration received to cover retirement commitments.

To such end, the provisions recorded as of June 30, 2015 to cover pension commitments undertaken for the executive directors stood at €12,327 thousand for the President & COO, including both those accumulated as a Group senior executive and those accumulating from his current position as President & COO under the terms described above; and €353 thousand for Mr. José Manuel González-Páramo Martínez-Murillo; having provisioned €8,953 thousand and €130 thousand for the President & COO and for Mr. José Manuel González-Páramo Martínez-Murillo, respectively, during the first semester of 2015, to cover the contingencies recognized in their contracts.

There are no other pension obligations in the name of other executive directors.

During the first semester of 2015, the Board of Directors determined the pension rights of the previous President & COO pursuant to the contractual conditions agreed at the time, which established that in the event of his ceasing to hold his position on grounds other than his own will, retirement, disability or dereliction of duty, he would take early retirement with a pension of 75% of his pensionable base pay, which he could receive as a lifelong annuity or as a lump sum, at his own choice. It was established that his pension rights would be a lifelong annuity for a gross annual amount of €1,795 thousand, which will be paid in twelve monthly payments, deducting the tax payable at source.

For these purposes, the provision recorded as of May 4, 2015 to cover the commitments undertaken with regard to the previous President & COO’s pension scheme stood at €45,209 thousand, of which €26,026 thousand were already charged to the income statements of previous years, while during the first semester of 2015 a further €19,252 thousand were set aside.

The provisions recorded at June 30, 2015 for pension commitments for members of the Senior Management, excluding executive directors, stood at €51,812 thousand of which €2,087 were set aside during 2015.

●	Extinction of contractual relationship

The Bank has no commitments to pay severance indemnity to executive directors other than to Mr. José Manuel González-Páramo Martínez-Murillo, whose contract recognizes his right to receive an indemnity equivalent to two times his fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the President & COO with regard to his pension arrangements determine that in the event of his ceasing to hold his position on grounds other than his own will, retirement, disability or dereliction of duty, he will take early retirement with a pension that he may receive as a lifelong annuity or as a capital lump sum, at his own choice. The annual amount will be calculated as a function of the provisions which, according to the actuarial criteria applicable at any time, the Bank may have made to that date to cover the retirement pension commitments provided for in his contract, without this commitment in any way obliging the Bank to set aside additional provisions. Moreover, this pension may not be greater than 75% of the pensionable base should the event occur before he reaches the age of 55, or 85% of the pensionable base should the event occur after having reached the age of 55.

54.     Other information

54.1         Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of June 30, 2015, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, implementing new forms for the use of entities obliged to publish such information, and no specific disclosure of information on environmental matters is included in these financial statements.

54.2     Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

In the six month ended June 30, 2015 and 2014 there has been no cash basis dividend, regardless of the year in which they were accrued, but without including other shareholder remuneration, such as the “Dividend Option”. See Note 4 for a complete analysis of all remuneration awarded to shareholders during the six months ended June 30, 2015 and 2014.

Earnings and ordinary income by business segment

The detail of the consolidated profit for the six months ended June 30, 2015 and 2014 for each operating segment is as follows:

	Millions of Euros
Profit Attributable by Operating Segments	June 2015	June 2014 (*)
Banking Activity in Spain	809	608
Real Estate Activity in Spain	(300)	(465)
Turkey (1)	174	155
Rest of Eurasia	43	208
Mexico	1,041	900
South America	474	481
United States	286	196
Subtotal operating segments	2,528	2,083
Corporate Center	231	(755)
Profit attributable to parent company	2,759	1,328
Non-assigned income	-	-
Elimination of interim income (between segments)	-	-
Other gains (losses) (2)	200	215
Income tax and/or profit from discontinued operations	(941)	(524)
Operating profit before tax	3,899	2,067

(1)

The information is presented under management criteria according to which the assets and liabilities of Garanti Group are integrated proportionally based on the ownership interest by the Group which is the 25.01%.

(2)	Profit attributable to non-controlling interests.

(*)	The balances for June 2014 have been restated to facilitate comparison with June 2015 (see Note 1.3).

For the six months ended June 30, 2015 and 2014 the detail of the BBVA Group’s ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

	Millions of Euros
Ordinary Profit by Operating Segments	June 2015	June 2014 (*)
Banking Activity in Spain	3,711	3,384
Real Estate Activity in Spain	(56)	(118)
Turkey (1)	510	442
Rest of Eurasia	265	463
Mexico	3,558	3,134
South America	2,297	2,362
United States	1,332	1,037
Corporate Center	(63)	(335)
Adjustments and eliminations of ordinary profit between segments (**)	(335)	(286)
Total Ordinary Profit BBVA Group	11,219	10,082

(1)

The information is presented under management criteria according to which the assets and liabilities of Garanti Group are integrated proportionally based on the ownership interest by the Group which is the 25.01%.

(*)	The balances for June 2014 have been restated to facilitate comparison with June 2015 (see Note 1.3).

(**)

Includes adjustments made to take account of the fact that in the consolidated financial statements, Garanti is accounted for using the equity method instead of using management criteria referred to above.

Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 21.3 and 21.4) in the six months ended June 30, 2015 and 2014 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities June 2015	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other (*)	Balance at the End
Debt certificates issued in the European Union	55,508	6,097	(9,747)	6,280	58,138
With information brochure	55,339	6,097	(9,747)	6,280	57,970
Without information brochure	169	-	-	-	169
Other debt certificates issued outside the
European Union	16,683	2,526	(1,080)	877	19,006
Total	72,191	8,623	(10,826)	7,157	77,144

(*)	€7,107 million corresponds to Catalunya Banc issuances integrated into the Group’s balance.

	Millions of Euros
Debt Certificates and Subordinated Liabilities June 2014	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	61,606	6,506	(8,887)	1,686	60,911
With information brochure	61,437	6,506	(8,887)	1,686	60,742
Without information brochure	169	-	-	-	169
Other debt certificates issued outside the
European Union	13,073	2,308	(1,276)	287	14,392
Total	74,679	8,815	(10,163)	1,973	75,303

Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	June 2015	June 2014
Domestic market	3,113	3,579
Foreign	7,552	7,421
European Union	226	234
Other OECD countries	5,175	4,616
Other countries	2,151	2,571
Total	10,665	11,000

55.     Subsequent events

From July 1, 2015 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that significantly affect the Group’s earnings or its equity position. The most relevant ones are mentioned in Note 3 (Additional acquisition of 14.89% Garanti and the sale of CIFH) and Note 4 (Dividend payment) of the consolidated financial statements.

Appendices

APPENDIX I	Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries and consolidated structured entities composing the BBVA Group
			% of Voting Rights				Millions of Euros(*)

			Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.15	Liabilities 06.30.15	Equity 06.30.15	Profit (Loss) 06.30.15
4D INTERNET SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	16	18	2	17	(1)
ACA, S.A. (2)	SPAIN	SECURITIES DEALER	37.50	25.00	62.50	5	9	1	10	(2)
ACTIVOS MACORP, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	4	96	88	8	-
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	16	24	8	16	-
ALGARVETUR, S.L. (**) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	45	61	(16)	-
AMERICAN FINANCE GROUP, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	19	19	-	19	-
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	44	508	469	52	(12)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	INACTIVE	-	100.00	100.00	4	7	-	7	-
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	120	1,782	1,727	271	(216)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	148	137	-	133	4
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	55	4,521	4,443	268	(189)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	96	122	26	92	4
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	2	-	2	-
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	31	108	94	15	(1)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	-	100.00	100.00	-	1	-	-	-
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	11	6	5	-
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	3	2	-	-
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	203	359	115	242	3
AREA TRES PROCAM, S.L. (2)	SPAIN	REAL ESTATE	-	50.00	50.00	-	-	-	-	-
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	874	874	-	872	1
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	71	111	(37)	(4)
ARRAHONA GARRAF, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	18	65	(41)	(5)
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	272	183	87	2
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	214	325	(93)	(18)
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	11	-	10	-
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	269	344	(56)	(19)
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	39	45	(4)	(1)
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	118	151	(30)	(2)
ARRELS CT PROMOU, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	13	23	(10)	-
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-	2	-
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	100.00	-	100.00	144	5,136	4,935	218	(17)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.18	68.18	724	17,109	16,046	994	68
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	110	2,860	2,685	167	7
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	-	46.12	46.12	1,443	20,193	18,629	1,373	192
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	-	99.86	99.86	15	19	-	19	-
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	-	100.00	100.00	2	3,440	3,406	21	14
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97	149	25	121	3
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS N.V.	CURAÇAO	BANKING	-	100.00	100.00	56	561	504	57	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2015
(**) This company has an equity loan from Catalunya Caixa Inmobiliaria, S.A.
(1) Full consolidation method is used according to accounting rules (see Glossary)
(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and June 2015

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros(*)

			Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.15	Liabilities 06.30.15	Equity 06.30.15	Profit (Loss) 06.30.15
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	91	1,786	1,609	193	(16)
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	8	9	1	6	2
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	42	89	46	37	5
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	479	1,000	-	1,745	(745)
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	12	19	7	8	3
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	16	20	4	14	2
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	29	33	3	26	3
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	11	142	103	17	22
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	5	20	15	5	-
BBVA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	69	415	355	53	7
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	-	100.00	100.00	64	1,978	1,903	74	-
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.34	75.95	158	8,188	7,052	972	163
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	19	36	17	11	8
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	167	378	211	162	5
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	23	33	11	22	1
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	19	102	83	17	2
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	56	56	-	49	7
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	7,977	88,671	80,703	7,127	841
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16	34	3	31	-
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	-	29	13	13	3
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	-	-	-	-
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	77.41	18.06	95.47	355	15,868	14,592	1,160	116
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	2	4	1	4	(1)
BBVA COMPASS BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	10,065	11,019	117	10,653	248
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	232	534	302	232	-
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	145	147	3	142	3
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	10	136	91	35	9
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	-	2	-	2	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4	6	1	5	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO
EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME) (1)	PERU	FINANCIAL SERVICES	-	66.32	66.32	15	53	35	18	-
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	4	7	3	-	4
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	-	100.00	100.00	54	716	662	52	2
BBVA DATA & ANALYTICS, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	3	2	1	-
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	2	5	1	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	1	1
BBVA ELCANO EMPRESARIAL II, S.A. EN LIQUIDACIÓN	SPAIN	IN LIQUIDATION	45.00	-	45.00	16	42	4	22	16
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACIÓN	SPAIN	IN LIQUIDATION	45.00	-	45.00	16	42	4	22	16

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2015

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros(*)

			Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.15	Liabilities 06.30.15	Equity 06.30.15	Profit (Loss) 06.30.15
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	8	105	96	9	-
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	29	211	185	27	-
COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	11	21	5	13	3
BBVA FRANCES VALORES, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	3	4	-	3	1
BBVA FUNDOS, S.GESTORA FUNDOS PENSOES,S.A.	PORTUGAL	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	15	-	14	1
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	SECURITIES DEALER	-	100.00	100.00	1	8	-	8	-
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	411	407	4	-
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	721	720	-	-
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	5	45	38	7	-
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	252	205	46	1
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	3	-	3	-
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	846	845	1	-
BBVA INVERSIONES CHILE, S.A.	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	483	1,467	2	1,399	66
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180	480	271	206	3
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	9	11	3	9	-
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	256	305	7	288	9
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	3	235	222	9	3
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	95.00	-	95.00	-	-	-	-	-
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	23	1,787	1,638	137	12
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	-	-	-	-	-
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	61	39	16	6
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISION AFP S.A. ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2	15	8	5	2
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	CHILE	SERVICES	-	100.00	100.00	5	5	-	5	-
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	1,159	1,174	13	1,177	(16)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	-	100.00	100.00	1	96	48	41	7
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	1	1	(1)	-
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	308	231	-	206	25
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21	706	615	84	7
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	177	4,975	4,799	162	15
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	73	56	15	2
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	422	328	75	19
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	54	248	193	52	3
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.36	5.60	99.96	431	17,675	16,123	1,430	122
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	11,533	11,532	1	-
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	SERVICES	-	100.00	100.00	-	7	7	-	-
BBVA SERVICIOS, S.A.	SPAIN	COMERCIAL	-	100.00	100.00	-	10	1	9	-
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	22	71	48	21	2
BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L. (**)	SPAIN	SERVICES	-	100.00	100.00	1	1	1	-	-
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,741	1,740	1	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2015

(**) This company has an equity loan from Blue Indico Investments, S.L.

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros(*)

			Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.15	Liabilities 06.30.15	Equity 06.30.15	Profit (Loss) 06.30.15
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	67	1,067	896	163	7
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	21	34	13	21	-
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,806	1,806	-	-
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	4	6	1	4	-
BBVA VIDA, S.A.DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	100.00	-	100.00	122	2,006	1,846	152	9
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5	5	-	5	-
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	35	189	69	105	14
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	6	24	18	-	6
CAIXA DE MANLLEU PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	-	-	-	-
CAIXA MANRESA IMMOBILIARIA ON CASA, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	5	(2)	-

CAIXA MANRESA IMMOBILIARIA SOCIAL, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	4	1	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	76	75	2	-
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	92	90	1	-
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	41	42	1	42	-

CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	13	14	1	13	-
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	109	77	32	-
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	SECURITIES DEALER	-	100.00	100.00	49	65	16	32	17
CATALONIA GEBIRA, S.L. (**)	SPAIN	REAL ESTATE	-	81.66	81.66	-	14	19	(5)	(1)
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	13	16	(2)	-

CATALUNYA BANC, S.A. (CX) (2)	SPAIN	BANKING	98.40	0.55	98.95	1,172	49,811	47,034	2,748	29
CATALUNYACAIXA CAPITAL, S.A. (2)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	93	105	10	94	1
CATALUNYACAIXA IMMOBILIARIA, S.A. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	146	291	199	95	(2)
CATALUNYACAIXA INVERSIO, SGIIC, S.A. (2)	SPAIN	OTHER INVESTMENT COMPANIES	-	100.00	100.00	32	38	4	34	-
CATALUNYACAIXA MEDIACIO , S.L. (2)	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	3	21	9	11	1

CATALUNYACAIXA SERVEIS, S.A. (2)	SPAIN	SERVICES	-	100.00	100.00	2	26	23	2	-
CB TRANSPORT ,INC.	UNITED STATES	INACTIVE	-	100.00	100.00	17	17	-	17	-
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	6	-	6	-
CERBAT, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	9	25	-	24	-
CETACTIUS, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	1	22	(20)	-
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	-	15	-
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	160	117	42	1
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	62	2	60	-
CLUB GOLF HACIENDA EL ALAMO, S.L. (2)	SPAIN	REAL ESTATE	-	97.87	97.87	-	-	-	-	-

COMERCIALIZADORA CORPORATIVA SAC (1)	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	2	10	8	1	1
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	INACTIVE	-	100.00	100.00	436	436	-	436	-
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	4	4	-	4	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2015

(**) This company has an equity loan from ARRELS CT PATRIMONI I PROYECTES, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and June 2015

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros(*)

			Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.15	Liabilities 06.30.15	Equity 06.30.15	Profit (Loss) 06.30.15
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	10,683	79,869	69,186	10,446	236
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	7,109	7,109	-	7,066	43
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	43	54	11	43	-
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,192	6,193	1	6,151	42
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	72	72	-	72	-
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,726	2,784	59	2,704	21
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	3	3	-	3	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,105	5,105	-	5,068	37
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	2	2	-	2	-
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	580	781	1	781	-
COMPLEMENTOS INNOVACIÓN Y MODA, S.L. (**)	SPAIN	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CONJUNT RESIDENCIAL FREIXA, S.L. (***) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	3	(1)	-
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	-	6	5	1	-
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	99.99	99.99	-	26	15	11	-
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	6	-	6	-
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A. (1)	PERU	SECURITIES DEALER	-	46.12	46.12	8	10	3	5	3
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	-	46.12	46.12	-	294	294	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A. (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	1	1	-	1	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	9	4	5	-
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION BETICA INMOBILIARIA, S.A. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	13	23	15	8	-
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,312	10	1,187	115
CX PROPIETAT, FII (2)	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	67.74	67.74	41	61	-	61	-
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	70	110	19	92	(1)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	2	-	2	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	23	23	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	23	23	-	-
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	11	12	1	8	2
ECOARENYS, S.L. (****)	SPAIN	REAL ESTATE	-	50.00	50.00	-	16	55	(37)	(1)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	4	8	4	4	-
EL MILANILLO, S.A. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	9	8	1	7	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	7	4	2	-
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	9	9	-	9	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	6	11	3	7	-
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	IN LIQUIDATION	100.00	-	100.00	-	-	-	-	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2015

(**) This company has an equity loan from BBVA Elcano Empresarial, S.A. en liquidación y BBVA Elcano Empresarial II en liquidación

(***) This company has an equity loan from EXPANSIÓN INTERCOMARCAL, S.L.

(****) This company has an equity loan from PROMOTORA DEL VALLES, S.L.

(*****) This company has an equity loan from ANIDA OPERACIONES SINGULARES, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and June 2015

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros(*)

			Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.15	Liabilities 06.30.15	Equity 06.30.15	Profit (Loss) 06.30.15
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	-	-	-	-	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	88.99	-	88.99	2	42	7	34	2
EXPANSION INTERCOMARCAL, S.L. (2)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	26	30	3	27	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	-	-	-	-
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	525	437	80	9
FACILEASING S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	75	776	710	60	5
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	3	-	3	-
FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	50	50	-	49	1
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	24	29	6	18	5
FIDEICOMISO N.989, EN THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6 EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	187	185	(3)	5
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A., INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	44	44	-	-
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A., INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	22	22	-	-
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A., INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	150	86	59	5
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A., INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	116	117	(1)	-
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	9	25	16	10	(2)
FODECOR, S.L. (2)	SPAIN	REAL ESTATE	-	60.00	60.00	-	-	1	(1)	-
FORUM COMERCIALIZADORA DEL PERU, S.A. (1)	PERU	SERVICES	-	66.32	66.32	3	5	1	4	-
FORUM DISTRIBUIDORA DEL PERU, S.A. (1)	PERU	FINANCIAL SERVICES	-	66.32	66.32	6	19	12	6	1
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	25	168	145	21	2
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	162	1,087	939	125	24
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	2	1	-
GARRAF MEDITERRANIA, S.A. (2)	SPAIN	REAL ESTATE	-	90.58	90.58	(1)	35	64	(29)	-
GESCAT LLEVANT, S.L. (**) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	17	20	(3)	-
GESCAT LLOGUERS, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	6	15	(9)	-
GESCAT POLSKA, SP. ZOO (2)	POLAND	REAL ESTATE	-	100.00	100.00	-	13	1	12	-
GESCAT SINEVA, S.L. (**) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	3	(1)	-
GESCAT, GESTIO DE SOL, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	33	49	(15)	-
GESCAT, VIVENDES EN COMERCIALITZACIO, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	275	614	(337)	(2)
GESTIO D’ACTIUS TITULITZATS, S.A. (2)	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	1	5	2	3	-
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	31	5	21	4
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	2	-	1	-
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	1	10	5	4	1
GRAN JORGE JUAN, S.A. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	424	998	607	388	3
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90.00	90.00	-	-	-	-	-
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	-	99.97	6,677	9,526	1	8,528	998
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	33	33	-	33	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	(37)	58	94	(36)	(1)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	41	41	-	41	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2015

(**) This company has an equity loan from Catalunya Caixa Inmobiliaria, S.A.

(***) This company has an equity loan from BBVA, S. A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and June 2015

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros(*)

			Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.15	Liabilities 06.30.15	Equity 06.30.15	Profit (Loss) 06.30.15
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	11	11	-	11	-
HABITAT ZENTRUM, S.L. (**) (2)	SPAIN	REAL ESTATE	-	50.00	50.00	-	-	6	(6)	-
HABITATGES INVERCAP, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	(1)	-
HABITATGES INVERVIC, S.L. (***) (1)	SPAIN	REAL ESTATE	-	35.00	35.00	-	1	12	(11)	(1)
HABITATGES JUVIPRO, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	2	(1)	-
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	10	18	8	9	1
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	-	50.00	124	1,463	-	1,285	177
HOMEOWNERS LOAN CORPORATION	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	8	8	-	8	-
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	557	557	-	553	4
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	553	553	-	550	4
IMOBILIARIA DUQUE DE AVILA, S.A.	PORTUGAL	REAL ESTATE	-	100.00	100.00	10	23	13	9	-
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L. (2)	SPAIN	SERVICES	-	50.00	50.00	1	4	2	1	-
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	39	39	-	39	-
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	-	46.12	46.12	9	10	-	8	1
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	-	100.00	100.00	-	2	1	1	-
INPAU, S.A. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	2	28	28	-	-
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	19	77	58	19	(1)
INVERCARTERA INTERNACIONAL, S.L. (2)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	8	8	-	8	-
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	1	15	13	2	-
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.00	11	60	2	58	-
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1	-	-	-	-
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L. (****)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	26	57	34	23	-
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	8	9	-	8	-
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	3	17	(13)	-
IRIDION SOLUCIONS IMMOBILIARIES, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	3	123	(120)	-
JALE PROCAM, S.L. (*****) (2)	SPAIN	REAL ESTATE	-	50.00	50.00	-	2	41	(37)	(1)
L’EIX IMMOBLES, S.L. (******)	SPAIN	REAL ESTATE	-	100.00	100.00	-	21	25	(4)	-
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,120	1,120	-	1,117	3
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	1	-	1	-
MILLENNIUM PROCAM, S.L. (*****) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	-	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	3	-	3	-
MOMENTUM SOCIAL INVESTMENT 2012, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT 2013, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	8	-	7	-
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	1	4	3	1	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2015

(**) This company has an equity loan from EXPANSIÓN INTERCOMARCAL, S.L.

(***) This company has an equity loan from INVERPRO DESENVOLUPAMENT, S.L.

(****)This company has an equity loan from BILBAO VIZCAYA HOLDING, S.A.

(*****) This company has an equity loan from CATALUNYA CAIXA INMOBILIARIA, S.A.

(******)This company has an equity loan from PROMOTORA DEL VALLES S.L.

(1) Full consolidation method is used according to accounting rules (see Glossary)

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and June 2015

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights				Millions of Euros(*)

			Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.15	Liabilities 06.30.15	Equity 06.30.15	Profit (Loss) 06.30.15
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	34	42	8	31	3
NOIDIRI, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	11	(11)	-
NOVA EGARA-PROCAM, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
NOVA TERRASSA 3, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	5	12	7	4	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	22	42	20	3	18
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1	30	12	12	6
OPPLUS S.A.C	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-	1	-
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	7	9	(2)	-
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	8	8	-	8	-
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	88	83	-	83	-
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	288	4,392	4,104	271	18
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	402	423	21	398	4
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	84	84	-	84	-
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	25	25	-	25	-
PORTICO PROCAM, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-	25	-
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROCAMVASA, S.A. (2)	SPAIN	REAL ESTATE	-	51.00	51.00	-	8	7	1	-
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	8	8	-	8	-
PROMOTORA DEL VALLES, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	139	233	(90)	(4)
PROMOU CT 3AG DELTA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	9	10	(1)	-
PROMOU CT EIX MACIA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	9	8	(2)	2
PROMOU CT GEBIRA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	8	11	(3)	(1)
PROMOU CT OPENSEGRE, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	16	31	(15)	(1)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	10	8	2	-
PROMOU GLOBAL, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	67	110	(39)	(4)
PRONORTE UNO PROCAM, S.A. (***) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	5	14	(10)	-
PROV-INFI-ARRAHONA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	10	16	(6)	-
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	-	-	-	-	-
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
PROVIURE BARCELONA, S.L. (***) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	2	-	-
PROVIURE CIUTAT DE LLEIDA, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	1	-	-
PROVIURE PARC D’HABITATGES, S.L. (***) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	3	-	1
PROVIURE, S.L. (***) (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	5	(1)	-
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	8	7	1	-
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	9	1	-	1	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	-	-	-	-	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	-	100.00	-	9	4	5	-
PUERTO CIUDAD LAS PALMAS, S.A. (*****) (2)	SPAIN	REAL ESTATE	-	96.64	96.64	-	51	56	(5)	-
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.32	-	99.32	2	2	1	2	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2015

(**) This company has an equity loan from ARRELS CT PROMOU, S.A.

(***) This company has an equity loan from CATALUNYA CAIXA INMOBILIARIA, S.A.

(****)This company has an equity loan from PROMOTORA DEL VALLES S.L.

(*****) This company has an equity loan from INPAU, S.A. y de CATALUNYA CAIXA INMOBILIARIA, S.A.

(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and June 2015

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.15	Liabilities 06.30.15	Equity 06.30.15	Profit (Loss) 06.30.15
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	10	10	-	9	1
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	702	703	-	694	8
S.B.D. NORD, S.L. (2)	SPAIN	REAL ESTATE	-	75.00	75.00	-	-	-	-	-
SATICEM GESTIO, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	11	88	(77)	-
SATICEM HOLDING, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	5	5	-	5	-
SATICEM IMMOBILIARIA, S.L. (2)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	9	17	1	16	-
SATICEM IMMOBLES EN ARRENDAMENT, S.L. (2)	SPAIN	REAL ESTATE	-	100.00	100.00	-	28	84	(56)	-
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	4	18	-	18	-
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	606	3,819	3,213	492	114
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	2	3	1	3	(1)
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	12	7	4	-
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	10	7	2	-
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	6	18	12	5	-
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	4	2	2	-
SERVIMANRESA ACTIUS EN LLOGUER, S.L. (2)	SPAIN	INVESTMENT COMPANY	-	85.00	85.00	6	11	4	7	-
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	98	102	3	106	(8)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	SERVICES	100.00	-	100.00	109	109	-	110	(1)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	-	-	-	-	-
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	15	15	-	15	-
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	14	13	-	-
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	9	9	-	-
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,125	1,125	-	1,120	5
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	46	45	1	-
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	23	22	1	-
TEXTIL TEXTURA, S.L.	SPAIN	COMMERCIAL	-	68.67	68.67	2	-	-	-	-
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	12	17	5	11	1
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	99	99	-	98	1
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	5	2	3	-
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2	3	-	3	-
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	149	119	28	1
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS,S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	-	967	922	144	(99)
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	-	100.00	175	1,422	1,244	164	14
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	-	-	-	-
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	-	100.00	1	15	7	7	1
VOLJA LUX, SARL (2)	LUXEMBOURG	INVESTMENT COMPANY	-	71.78	71.78	-	20	20	-	1
VOLJA PLUS SL (2)	SPAIN	INVESTMENT COMPANY	18.61	56.75	75.36	10	20	5	-	14

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2015
(2) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and June 2015

APPENDIX II	Additional information on investments in associates accounted for under the equity method in the BBVA Group

Including the most significant entities, jointly representing 99.71% of all investment in this group

			% of Voting Rights Controlled by the Bank			Millions of Euros(**)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.15	Liabilities 06.30.15	Equity 06.30.15	Profit (Loss) 06.30.15
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	40.00	40.00	3	17	10	6	1
ADQUIRA MEXICO, S.A. DE C.V.(*)	MEXICO	COMMERCIAL	-	50.00	50.00	2	7	2	4	-
ALTITUDE SOFTWARE SGPS, S.A. (*)	PORTUGAL	SERVICES	-	31.55	31.55	8	21	19	3	(2)(1)(4)(5)
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A. (*)	SPAIN	SECURITIES DEALER	50.00	-	50.00	18	1,884	1,849	30	5
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	4	9	-	9	-
BRUNARA, SICAV, S.A.	SPAIN	VARIABLE CAPITAL	1.64	76.57	78.21	54	169	8	154	7
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	36	84	28	60	(4)
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A. (*)	SPAIN	INSURANCES SERVICES	-	49.99	49.99	33	52	33	19	1(6)
CATALUNYACAIXA VIDA, S.A. (*)	SPAIN	INSURANCES SERVICES	-	50.00	50.00	179	2,370	2,110	257	3(6)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG- KONG	INVESTMENT COMPANY	29.68	-	29.68	675	20,593	18,584	1,791	219(1)(2)(4)(5)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	16.67	-	16.67	17	108	7	99	3
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V. (*)	MEXICO	SERVICES	-	50.00	50.00	7	14	-	13	-
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. (*)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	111	443	172	270	-(2)
DESARROLLOS METROPOLITANOS DEL SUR, S.L. (*)	SPAIN	REAL ESTATE	-	50.00	50.00	11	43	20	23	-
FERROMOVIL 3000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	4	521	491	30	-
FERROMOVIL 9000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	3	338	315	22	-
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (*)	MEXICO	REAL ESTATE	-	32.25	32.25	71	220	-	220	-
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA (*)	MEXICO	REAL ESTATE	-	30.00	30.00	21	116	44	68	4
FIDEICOMISO F/402770-2 ALAMAR (*)	MEXICO	REAL ESTATE	-	42.400	42.40	10	24	-	24	-
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS (*)	MEXICO	REAL ESTATE	-	50.00	50.00	8	16	-	16	-
FIDEICOMISO SCOTIABANK INVERLAT SA F100322742 (*)	MEXICO	REAL ESTATE	-	33.19	33.19	11	72	37	36	-
I+D MEXICO, S.A. DE C.V. (*)	MEXICO	SERVICES	-	50.00	50.00	13	29	-	27	3(1)
METROVACESA, S.A.	SPAIN	REAL ESTATE	19.42	-	19.42	379	5,058	3,892	1,351	(185)(1)(4)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	-	57.54	57.54	104	625	445	180	-(2)
PARQUE REFORMA SANTA FE, S.A. de C.V.	MEXICO	REAL ESTATE	-	30.00	30.00	5	63	45	16	3
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A. (*)	ARGENTINA	BANKING	-	50.00	50.00	25	215	163	38	13
REAL ESTATE DEAL II, S.A. (*)	SPAIN	OTHER INVESTMENT COMPANIES	20.06	-	20.06	5	39	11	28	-
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	16.75	4.87	21.62	6	117	87	24	6
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	-	40.00	40.00	21	217	167	37	13
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	-	46.14	46.14	6	14	-	12	2
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM) (*)	SPAIN	SERVICES	-	66.67	66.67	7	12	4	8	1(1)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	22.30	6.42	28.72	10	46	13	29	4
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	CHILE	PENSION FUNDS MANAGEMENT	-	48.60	48.60	9	22	4	18	1
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	4	69	50	7	12(4)
TURKIYE GARANTI BANKASI A.S (*)	TURKEY	BANKING	25.01	-	25.01	3,650	21,343	18,996	2,258	89(3)
VITAMEDICA ADMINISTRADORA, S.A. DE C.V	MEXICO	SERVICES	-	51.00	51.00	4	14	7	7	-(1)
OTRAS SOCIEDADES			-	-	-	16	-	-	-	-

(*) Joint venture entities accounted for using the equity method.

(**) Information on foreign companies at exchange rate on June 30, 2015

(1) Consolidated data

(2) Non-currents sets held for sale

(3) Information on Garanti Group multiplied by the voting rights controlled by the bank. Total market capitalization as of June 30, 2015 was €12,722 million. Total received dividends in 2015 amounted to €48 million.

(4) Figures according to the budget.

(5) Figures as of December 31, 2013

(6) Companies from the acquisition of Catalunya Banc, S.A. only include profit (loss) corresponding to May and June 2015

APPENDIX III	Changes and notification of investments and divestments in the BBVA Group in the six month ended June 30, 2015

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	FOUNDING	SERVICES	5	-	100.00%	100.00%	2/1/2015
FORUM SERVICIOS FINANCIEROS, S.A.	ACQUISITION	FINANCIAL SERVICES	103	-	24.50%	100.00%	3/26/2015
FORUM DISTRIBUIDORA, S.A.	ACQUISITION	FINANCIAL SERVICES	17	-	24.48%	100.00%	3/26/2015
4D INTERNET SOLUTIONS, INC	ACQUISITION	FINANCIAL SERVICES	13	-	100.00%	100.00%	4/14/2015
ACA, S.A.	ACQUISITION	SECURITIES DEALER	-	-	25.00%	62.50%	4/24/2015
ARRAHONA GARRAF, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	100.00%	4/24/2015
GARRAF MEDITERRANIA, S.A.	ACQUISITION	REAL ESTATE	-	-	45.29%	90.58%	4/24/2015
CATALUNYA BANC, S.A. (CX)	ACQUISITION	BANKING	1,165	-	98.40%	98.95%	4/24/2015
CATALUNYACAIXA INVERSIO, SGIIC, S.A.	ACQUISITION	OTHER INVESTMENT COMPANIES	-	-	100.00%	100.00%	4/24/2015
CATALUNYACAIXA CAPITAL, S.A.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	4/24/2015
CATALUNYACAIXA SERVEIS, S.A.	ACQUISITION	SERVICES	-	-	100.00%	100.00%	4/24/2015
CATALUNYACAIXA IMMOBILIARIA, S.A.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CATALUNYACAIXA MEDIACIO , S.L.	ACQUISITION	FINANCIAL SERVICES	-	-	100.00%	100.00%	4/24/2015
INPAU, S.A.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
FODECOR, S.L.	ACQUISITION	REAL ESTATE	-	-	60.00%	60.00%	4/24/2015
CERBAT, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PORTICO PROCAM, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
NOVA TERRASSA 3, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
GESTIO D’ACTIUS TITULITZATS, S.A.	ACQUISITION	OTHER INVESTMENT COMPANIES	-	-	100.00%	100.00%	4/24/2015
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L.	ACQUISITION	SERVICES	-	-	50.00%	50.00%	4/24/2015
INVERCARTERA INTERNACIONAL, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	4/24/2015
PROCAMVASA, S.A.	ACQUISITION	REAL ESTATE	-	-	51.00%	51.00%	4/24/2015
S.B.D. NORD, S.L.	ACQUISITION	REAL ESTATE	-	-	75.00%	75.00%	4/24/2015
PRONORTE UNO PROCAM, S.A.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
GESCAT LLEVANT, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PUERTO CIUDAD LAS PALMAS, S.A.	ACQUISITION	REAL ESTATE	-	-	96.64%	96.64%	4/24/2015
PROVIURE, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CLUB GOLF HACIENDA EL ALAMO, S.L.	ACQUISITION	REAL ESTATE	-	-	97.87%	97.87%	4/24/2015
AREA TRES PROCAM, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
JALE PROCAM, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
GESCAT SINEVA, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PROVIURE CIUTAT DE LLEIDA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PROVIURE BARCELONA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
NOVA EGARA-PROCAM, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
ALGARVETUR, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CORPORACION BETICA INMOBILIARIA, S.A.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
MILLENNIUM PROCAM, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
GESCAT POLSKA, SP. ZOO	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PROVIURE PARC D’HABITATGES, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
VOLJA LUX, SARL	ACQUISITION	INVESTMENT COMPANY	-	-	71.78%	71.78%	4/24/2015
ACTIVOS MACORP, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
GESCAT, GESTIO DE SOL, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
GESCAT, VIVENDES EN COMERCIALITZACIO, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
GESCAT LLOGUERS, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
EXPANSION INTERCOMARCAL, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	4/24/2015
CONJUNT RESIDENCIAL FREIXA, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
IRIDION SOLUCIONS IMMOBILIARIES, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
NOIDIRI, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CETACTIUS, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
HABITAT ZENTRUM, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
CAIXA MANRESA IMMOBILIARIA SOCIAL, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
SATICEM IMMOBILIARIA, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	100.00%	100.00%	4/24/2015
SATICEM HOLDING, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CAIXA MANRESA IMMOBILIARIA ON CASA, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
SATICEM IMMOBLES EN ARRENDAMENT, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
SATICEM GESTIO, S.L.	ACQUISITION	INSTRUMENTAL REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
SERVIMANRESA ACTIUS EN LLOGUER, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	85.00%	85.00%	4/24/2015
CX PROPIETAT, FII	ACQUISITION	FINANCIAL SERVICES	-	-	67.74%	67.74%	4/24/2015
VOLJA PLUS SL	ACQUISITION	INVESTMENT COMPANY	-	-	75.35%	75.35%	4/24/2015
BBVA BANCO FRANCES, S.A.	ACQUISITION	BANKING	1	-	0.02%	75.95%	5/4/2015

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction (*)	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
UNIVERSALIDAD “E5”	LIQUIDATION	FINANCIAL SERVICES	(2)	-	100.00%	-	1/31/2015
PROMOTORA DE RECURSOS AGRARIOS, S.A.	LIQUIDATION	COMMERCIAL	-	-	100.00%	-	2/26/2015
BBVA FINANCE (UK), LTD.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	4/1/2015
(*) The profit shown is net attributable profit of the sale.

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
FIDEICOMISO DE ADMINISTRACION 2038-6	ACQUISITION	REAL ESTATE	-	-	33.70%	33.70%	1/31/2015
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	ACQUISITION	FINANCIAL SERVICES	-	-	4.64%	21.61%	4/24/2015
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	ACQUISITION	FINANCIAL SERVICES	-	-	6.13%	28.72%	4/24/2015
CATALUNYACAIXA VIDA, S.A.	ACQUISITION	INSURANCES SERVICES	-	-	50.00%	50.00%	4/24/2015
LANDOMUS, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
NOU MAPRO, S.A.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
PROVICAT SANT ANDREU, S.A.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
INMOBILIARIA MONTE BOADILLA, S.L.	ACQUISITION	REAL ESTATE	-	-	51.00%	51.00%	4/24/2015
EUGESA PROCAM, S.L.	ACQUISITION	REAL ESTATE	-	-	55.00%	55.00%	4/24/2015
ESPAIS CATALUNYA INV. IMMOB., S.L.	ACQUISITION	REAL ESTATE	-	-	50.84%	50.84%	4/24/2015
INNOVA 31, S.C.R., S.A.	ACQUISITION	FINANCIAL SERVICES	-	-	25.00%	25.00%	4/24/2015
NOVA TERRASSA 30, S.L.	ACQUISITION	REAL ESTATE	-	-	51.00%	51.00%	4/24/2015
PROMOCIONS TERRES CAVADES, S.A.	ACQUISITION	REAL ESTATE	-	-	39.39%	39.39%	4/24/2015
PROMOCIONES MIES DEL VALLE, S.L.	ACQUISITION	REAL ESTATE	-	-	51.00%	51.00%	4/24/2015
ESPAIS CERDANYOLA, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
SANYRES SUR, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CENTROS RESIDENCIALES SANYRES SUR, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
ALZAMBRA SANYRES, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PROMAR 21, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
S.C.I. MAGNAN SAINT PHILIPPE	ACQUISITION	REAL ESTATE	-	-	25.00%	25.00%	4/24/2015
TEIN CENTRO TECNOLOGICO DEL PLASTICO, S.L.	ACQUISITION	SERVICES	-	-	40.00%	40.00%	4/24/2015
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.	ACQUISITION	INSURANCES SERVICES	-	-	49.99%	49.99%	4/24/2015
PROVIURE CZF, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
EURO LENDERT, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
OCYCANDEY 2006, S.L.	ACQUISITION	INVESTMENT COMPANY	-	-	50.00%	50.00%	4/24/2015
INICIATIVAS EOLICAS CASTELLANAS, S.A.	ACQUISITION	INDUSTRIAL	-	-	97.50%	97.50%	4/24/2015
UNION SANYRES, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
SANIDAD Y RESIDENCIAS 21, S.A.	ACQUISITION	SERVICES	-	-	40.73%	40.73%	4/24/2015
VERTIX PROCAM PATRIMONIAL, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
CAPASATUS, S.L	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
SARDENYA CENTRE, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
TAGE CENTRE PROMOCIONS IMMOBILIARIES, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
FACTOR HABAST, S.L.	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	4/24/2015
CRUILLA CENTRE, S.L.	ACQUISITION	REAL ESTATE	-	-	49.04%	49.04%	4/24/2015
HARMONIA BADALONA, S.L.	ACQUISITION	REAL ESTATE	-	-	45.00%	45.00%	4/24/2015
IMMOCENTRE 3000, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	4/24/2015
VISOREN CENTRE, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	4/24/2015
KUARS CENTRE, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	4/24/2015
SENDERAN GESTION DE ACTIVOS, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	4/24/2015
EUROESPAI 2000, S.L.	ACQUISITION	REAL ESTATE	-	-	35.00%	35.00%	4/24/2015
L’ERA DE VIC, S.L.	ACQUISITION	REAL ESTATE	-	-	40.00%	40.00%	4/24/2015
OLESA BLAVA, S.L.	ACQUISITION	REAL ESTATE	-	-	29.07%	29.07%	4/24/2015
AMBIT D’EQUIPAMENTS, S.A.	ACQUISITION	REAL ESTATE	-	-	35.00%	35.00%	4/24/2015
HARMONIA PLA DE PONENT, S.L.	ACQUISITION	REAL ESTATE	-	-	22.33%	22.33%	4/24/2015
IMPULS LLOGUER, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
PROVIURE CZF PARC D’HABITATGES, S.L.	ACQUISITION	REAL ESTATE	-	-	100.00%	100.00%	4/24/2015
NAVIERA ELECTRA, AIE	ACQUISITION	SERVICES	-	-	19.50%	40.50%	4/24/2015
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	DILUTION EFFECT	REAL ESTATE	0	-	3.09%	50.00%	4/30/2015
METROVACESA, S.A. (1)	CAPITAL INCREASE REAL ESTATE		159	-	1.11%	19.42%	5/1/2015
DESARROLLOS METROPOLITANOS DEL SUR, S.L.	FOUNDING	REAL ESTATE	12	-	50.00%	50.00%	6/19/2015
(1) Excluded from exchange trading since May 23, 2013.

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Millions of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
ALMAGRARIO, S.A.	DISPOSAL	SERVICES	(1)	35.38%	-	4/30/2015
FIDEICOMISO SCOTIABANK INVERLAT SA F100322742	DILUTION EFFECT	REAL ESTATE	-	0.42%	33.19%	4/30/2015
SBD CEAR, S.L.	DISPOSAL	REAL ESTATE	-	50.00%	-	5/28/2015
OSONA CIPSA, S.L.	LIQUIDATION	REAL ESTATE	-	50.00%	-	6/10/2015
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE)	LIQUIDATION	SERVICES	-	31.00%	-	6/30/2015

APPENDIX IV	Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2015

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50	-	50
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1	54	55
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	INVESTMENT COMPANY	48	-	48
PRO-SALUD, C.A.	NO ACTIVITY	-	59	59
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60	60
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68	68
TEXTIL TEXTURA, S.L.	COMMERCIAL	-	69	69
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	IN LIQUIDATION	45	-	45
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	-	76	76
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUNDS MANAGEMENT	60	-	60
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51	51
FORUM COMERCIALIZADORA DEL PERU, S.A.	SERVICES	-	66	66
FORUM DISTRIBUIDORA DEL PERU, S.A.	FINANCIAL SERVICES	-	66	66
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	FINANCIAL SERVICES	-	66	66
F/403035-9 BBVA HORIZONTES RESIDENCIAL	REAL ESTATE	-	65	65
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65	65
CATALONIA GEBIRA, S.L.	REAL ESTATE	-	82	82
ECOARENYS, S.L.	REAL ESTATE	-	50	50
HABITATGES INVERVIC, S.L.	REAL ESTATE	-	35	35
FODECOR, S.L.	REAL ESTATE	-	60	60
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L.	SERVICES	-	50	50
PROCAMVASA, S.A.	REAL ESTATE	-	51	51
S.B.D. NORD, S.L.	REAL ESTATE	-	75	75
AREA TRES PROCAM, S.L.	REAL ESTATE	-	50	50
JALE PROCAM, S.L.	REAL ESTATE	-	50	50
VOLJA LUX, SARL	INVESTMENT COMPANY	-	72	72
HABITAT ZENTRUM, S.L.	REAL ESTATE	-	50	50
VOLJA PLUS SL	INVESTMENT COMPANY	19	57	75

APPENDIX V	BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of June 30, 2015
FTA IM TERRASSA MBS-1	BBVA, S.A	07/2006	525	139
TDA 20-MIXTO, FTA	BBVA, S.A	06/2004	100	25
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A	03/2004	100	22
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A	06/2005	100	31
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA, S.A	07/2008	300	128
FTA TDA-27	BBVA, S.A	12/2006	275	129
FTA TDA-28	BBVA, S.A	07/2007	250	130
FTA GAT FTGENCAT 2007	BBVA, S.A	11/2007	225	42
FTA GAT FTGENCAT 2008	BBVA, S.A	08/2008	350	106
BBVA HIPOTECARIO 3 FTA	BBVA, S.A	10/2006	1,450	65
BBVA-5 FTPYME FTA	BBVA, S.A	11/2006	1,900	60
BBVA CONSUMO 3 FTA	BBVA, S.A	07/2011	975	35
BBVA CONSUMO 4 FTA	BBVA, S.A	07/2009	1,100	101
BBVA SECURITISED FUNDING 1.FTA	BBVA, S.A	03/2013	848	479
BBVA CONSUMO 6 FTA	BBVA, S.A	10/2014	299	271
BBVA EMPRESAS 4 FTA	BBVA, S.A	07/2010	1,700	241
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A	04/2007	800	21
BBVA RMBS 1 FTA	BBVA, S.A	02/2007	2,500	1,346
BBVA RMBS 2 FTA	BBVA, S.A	03/2007	5,000	2,574
BBVA RMBS 3 FTA	BBVA, S.A	07/2007	3,000	1,784
BBVA RMBS 5 FTA	BBVA, S.A	05/2008	5,000	2,956
BBVA RMBS 9 FTA	BBVA, S.A	04/2010	1,295	1,025
BBVA RMBS 10 FTA	BBVA, S.A	06/2011	1,600	1,385
BBVA RMBS 11 FTA	BBVA, S.A	06/2012	1,400	1,227
BBVA RMBS 12 FTA	BBVA, S.A	12/2013	4,350	4,025
BBVA RMBS 13 FTA	BBVA, S.A	07/2014	4,100	3,904
BBVA RMBS 14 FTA	BBVA, S.A	11/2014	700	643
BBVA RMBS 15 FTA	BBVA, S.A	05/2015	4,000	3,970
BBVA LEASING 1 FTA	BBVA, S.A	06/2007	2,500	171
BBVA-6 FTPYME FTA	BBVA, S.A	06/2007	1,500	81
BBVA-8 FTPYME FTA	BBVA, S.A	07/2008	1,100	115
BBVA PYME 9 FTA	BBVA, S.A	12/2012	470	177
FTA TDA-22 MIXTO	BBVA, S.A	12/2004	62	21
FTA TDA-22 MIXTO	Catalunya Caixa	12/2004	50	16
HIPOCAT 7 FTA	Catalunya Caixa	06/2004	1,400	361
HIPOCAT 8 FTA	Catalunya Caixa	05/2005	1,500	447
HIPOCAT 9 FTA	Catalunya Caixa	11/2005	1,000	340
HIPOCAT 10 FTA	Catalunya Caixa	07/2006	1,500	521
GAT FTGENCAT 2006 FTA	Catalunya Caixa	09/2006	441	42
HIPOCAT 11 FTA	Catalunya Caixa	03/2007	1,600	526
GAT FTGENCAT 2007 FTA	Catalunya Caixa	11/2007	397	73
GAT FTGENCAT 2008 FTA	Catalunya Caixa	08/2008	400	71
GAT ICO-FTVPO I, FTH	Catalunya Caixa	06/2009	271	145
TDA 19 FTA	Catalunya Caixa	03/2004	200	45
TDA 23 FTA	Catalunya Caixa	03/2005	300	99
GC FTGENCAT TARRAGONA 1 FTA	Catalunya Caixa	06/2008	283	86
TDA TARRAGONA 1 FTA	Catalunya Caixa	12/2007	397	170
2 PS Interamericana	BBVA COLOMBIA, S.A.	10/2004	10	3
2 PS Interamericana	BBVA COLOMBIA, S.A.	10/2004	20	6
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	26	2
BBVA UNIVERSALIDAD E11	BBVA BANCOMER, S.A	05/2009	17	1
BBVA UNIVERSALIDAD E12	BBVA BANCOMER, S.A	08/2009	27	3
BBVA UNIVERSALIDAD E9	BBVA BANCOMER, S.A	12/2008	49	5
BBVA UNIVERSALIDAD N6	BBVA BANCOMER, S.A	08/2012	74	17
BACOMCB 07	BBVA BANCOMER, S.A	12/2007	151	43
BACOMCB 08	BBVA BANCOMER, S.A	03/2008	66	21
BACOMCB 08-2U	BBVA BANCOMER, S.A	08/2008	325	145
BACOMCB 08-2	BBVA BANCOMER, S.A	12/2008	332	115
BACOMCB 09-3	BBVA BANCOMER, S.A	08/2009	373	180
BMERCB 13	BBVA BANCOMER, S.A	06/2013	618	178
PEP80040F110	BANCO CONTINENTAL, S.A	12/2007	22	3

			Millions of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of June 30, 2015
FTA TDA13	BBVA, S.A	12/2000	84	8
FTA TDA-18 MIXTO	BBVA, S.A	11/2003	91	18
AYT 1 HIPOTECARIO, FTH	BBVA, S.A	06/1999	149	3
HIPOCAT 4 FTA	Catalunya Caixa	07/2001	300	40
HIPOCAT 5 FTA	Catalunya Caixa	10/2002	696	109
HIPOCAT 6 FTA	Catalunya Caixa	07/2003	850	173
TDA 13 MIXTO FTA	Catalunya Caixa	12/2000	90	9
2 PS RBS (ex ABN)	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	09/2001	8	5

APPENDIX VI	Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2015 and December 31, 2014.

Outstanding as of June 30, 2015 and December 31, 2014 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2015	December 2014	Prevailing Interest Rate as of June 30, 2015	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	9.37%	12/22/2016
February-07	EUR	255	253	4.50%	2/16/2022
March-08	EUR	125	125	6.00%	3/3/2033
July-08	EUR	100	100	6.20%	7/4/2023
February-14	EUR	1,500	1,500	7.00%	Perpetual
February-15	EUR	1,500	-	6.75%	Perpetual
Different issues	EUR	288	315
Subtotal	EUR	3,795	2,320
BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	60	58	6.35%	10/16/2015
October-01	EUR	10	10	6.71%	10/10/2016
October-01	EUR	46	46	0.61%	10/15/2016
November-01	EUR	53	53	0.70%	11/2/2016
December-01	EUR	56	56	0.69%	12/20/2016
Subtotal	EUR	225	223
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
October-05	EUR	96	96	0.31%	10/13/2020
April-07	EUR	68	66	0.59%	4/4/2022
May-08	EUR	50	50	3.00%	5/19/2023
July-08	EUR	20	20	6.11%	7/22/2018
April-14	EUR	1,500	1,485	3.50%	4/11/2024
Subtotal	EUR	1,734	1,717

Total issued in Euros		5,754	4,260
(*) The issuances of BBVA Subordinated Capital, S.A.U. and BBVA Capital Finance, Ltd., are jointly, severally and unconditionally guaranteed by the Bank.

Outstanding as of June 30, 2015 and December 31, 2014 of subordinated issues (Continued)

		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2015	December 2014	Prevailing Interest Rate as of June 30, 2015	Maturity Date
Issues in foreign currency
BBVA
May-13	USD	1,341	1,235	9.00%	Perpetual
Subtotal	USD	1,341	1,235
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	179	165	7.00%	12/1/2025
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Different issues	CLP	599	578
Subtotal	CLP	599	578
BBVA BANCOMER, S.A. de C.V.
May-07	USD	447	413	6.00%	5/17/2022
April-10	USD	895	825	7.00%	4/22/2020
March-11	USD	1,118	1,031	7.00%	3/10/2021
July-12	USD	895	825	7.00%	9/30/2022
September-12	USD	447	413	7.00%	9/30/2022
November-14	USD	179	165	5.00%	11/12/2029
Subtotal	USD	3,981	3,672
December-08	MXN	163	160	4.00%	11/26/2020
Subtotal	MXN	163	160
BBVA URUGUAY
December-14	USD	13	12	5.00%	12/16/2024
Subtotal	USD	13	12
BBVA PARAGUAY
November-14	USD	18	16	6.75%	11/5/2021
Subtotal	USD	18	16
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	45	41	3.13%	3/17/2034
Subtotal	USD	45	41

(*) The issuances of BBVA Subordinated Capital, S.A.U. and BBVA Capital Finance, Ltd., are jointly, severally and unconditionally guaranteed by the Bank.

Outstanding as of June 30, 2015 and December 31, 2014 of subordinated issues
		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2015	December 2014	Prevailing Interest Rate as of June 30, 2015	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	13	12	3.32%	9/30/2033
Subtotal	USD	13	12
STATE NATIONAL STATUTORY TRUST II
March-04	USD	9	8	3.07%	3/17/2034
Subtotal	USD	9	8
TEXASBANC CAPITAL TRUST I
June-04	USD	22	21	2.88%	7/23/2034
Subtotal	USD	22	21
COMPASS BANK
March-05	USD	198	182	5.50%	4/1/2020
March-06	USD	61	56	5.90%	4/1/2026
September-07	USD	312	288	6.40%	10/1/2017
April-15	USD	616	-	3.88%	4/10/2025
Subtotal	USD	1,187	526
BBVA COLOMBIA, S.A.
September-11	COP	37	36	8.76%	9/19/2021
September-11	COP	54	54	9.01%	9/19/2026
September-11	COP	35	35	8.60%	9/19/2018
February-13	COP	69	69	7.93%	2/19/2023
February-13	COP	57	57	8.21%	2/19/2028
November-14	COP	55	55	8.81%	11/26/2034
November-14	COP	31	31	8.70%	11/26/2029
April-15	COP	357	-	4.88%	4/21/2025
Subtotal	COP	695	337
BANCO CONTINENTAL, S.A.
December-06	USD	27	25	3.00%	2/15/2017
May-07	USD	18	17	6.00%	5/14/2027
September-07	USD	18	16	2.00%	9/24/2017
February-08	USD	18	17	6.00%	2/28/2028
June-08	USD	-	25		6/15/2018
November-08	USD	-	17		2/15/2019
October-10	USD	179	165	7.00%	10/7/2040
October-13	USD	40	37	7.00%	10/8/2028
September-14	USD	266	246	5.00%	9/22/2029
Subtotal	USD	566	565
May-07	PEN	11	11	6.00%	5/7/2022
June-07	PEN	20	19	3.00%	6/18/2032
November-07	PEN	18	17	4.00%	11/19/2032
July-08	PEN	15	15	3.00%	7/8/2023
September-08	PEN	17	16	3.00%	9/9/2023
December-08	PEN	10	10	4.00%	12/15/2033
Subtotal	PEN	91	88
Total issues in foreign currencies (Millions of Euros)		8,743	7,436

Outstanding as of June 30, 2015 and December 31, 2014 of preferred issues
	June 2015		December 2014
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA (*)
December-07	EUR	14	EUR	14
BBVA International, Ltd.
December-02	-	-	EUR	9
BBVA Capital Finance, S.A.U.
December-03	-	-	EUR	350
July-04	-	-	EUR	500
December-04	-	-	EUR	1,125
December-08	-	-	EUR	1,000
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85
September-06	EUR	164	EUR	164
April-07	USD	600	USD	600
July-07	GBP	31	GBP	31
October-09	-	-	EUR	645
October-09	-	-	GBP	251
Phoenix Loan Holdings Inc.
November-00	USD	21	USD	21
Caixa Terrasa Societat de Participacion
August-05	EUR	75	EUR	75
Caixa sabadell Preferents, S.A.
December-04	-	-	EUR	1
July-06	EUR	90	EUR	90
Others			-	-

(*) Unnim Banc S.A. issuance

APPENDIX VII         Consolidated balance sheets held in foreign currency as of June 30, 2015 and December 31, 2014

	Millions of Euros
June 2015	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	10,504	5,177	4,059	19,740
Financial assets held for trading	7,445	16,242	4,142	27,829
Available-for-sale financial assets	16,129	12,887	6,885	35,901
Loans and receivables	86,822	41,669	42,436	170,927
Investments in entities accounted for using the equity method	5	226	3,674	3,905
Tangible assets	769	2,166	781	3,716
Other assets	1,344	4,858	4,406	10,608
Total	123,018	83,225	66,383	272,626
Liabilities-
Financial liabilities held for trading	5,789	5,467	2,422	13,678
Financial liabilities at amortised cost	121,669	59,110	48,932	229,711
Other liabilities	1,299	9,159	2,213	12,671
Total	128,757	73,736	53,567	256,060

	Millions of Euros
December 2014	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	8,331	5,892	9,138	23,361
Financial assets held for trading	5,727	16,745	4,073	26,545
Available-for-sale financial assets	13,590	11,623	9,565	34,779
Loans and receivables	76,510	40,744	50,182	167,435
Investments in entities accounted for using the equity method	5	227	3,700	3,931
Tangible assets	726	1,894	1,076	3,696
Other assets	3,874	3,861	3,934	11,669
Total	108,762	80,985	81,668	271,415
Liabilities-
Financial liabilities held for trading	3,828	5,776	1,907	11,511
Financial liabilities at amortised cost	106,582	57,856	61,404	225,841
Other liabilities	1,612	8,620	2,657	12,889
Total	112,021	72,252	65,968	250,241

APPENDIX VIII         Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a) Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of June 30, 2015 and December 31, 2014 is as follows:

	BBVA GROUP JUNE 2015 BALANCE OF FORBEARANCE (Millions of Euros)

	NORMAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	47	62	21	771	35	23
2 Other legal entities and individual entrepreneurs	6,916	2,078	1,307	422	16,247	1,781
Of which: Financing the construction and property development	1,464	572	66	13	149	21
3 Other individuals	57,873	3,323	10,840	1,146	78,785	489
4 Total	64,836	5,463	12,168	2,339	95,067	2,293

	POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	2	1	15	2	5	8	1
2 Other legal entities and individual entrepreneurs	3,908	1,506	1,013	924	10,232	1,286	674
Of which: Financing the construction and property development	570	579	131	135	86	38	230
3 Other individuals	13,117	1,301	8,744	1,488	19,036	175	182
4 Total	17,027	2,807	9,772	2,415	29,273	1,469	857

	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	2	5	-	-	9	7	6
2 Other legal entities and individual entrepreneurs	12,496	4,731	4,682	3,382	17,362	2,701	5,689
Of which: Financing the construction and property development	3,266	2,284	2,245	2,477	1,766	610	3,278
3 Other individuals	34,368	2,197	12,516	1,918	76,670	478	1,396
4 Total	46,866	6,933	17,198	5,301	94,041	3,186	7,090

	TOTAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	51	68	36	774	49	39	7
2 Other legal entities and individual entrepreneurs	23,320	8,315	7,002	4,729	43,841	5,768	6,363
Of which: Financing the construction and property development	5,300	3,434	2,442	2,625	2,001	669	3,508
3 Other individuals	105,358	6,820	32,100	4,552	174,491	1,142	1,578
4 Total	128,729	15,203	39,138	10,055	218,381	6,948	7,947

(a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	BBVA GROUP DECEMBER 2014 BALANCE OF FORBEARANCE (Millions of Euros)

	NORMAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	-	-	28	893	22	25
2 Other legal entities and individual entrepreneurs	5,576	2,137	1,029	419	17,397	2,458
Of which: Financing the construction and property development	905	722	61	13	153	23
3 Other individuals	78,354	3,381	9,913	1,134	81,706	450
4 Total	83,930	5,518	10,970	2,445	99,125	2,934

	POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	-	-	1	1	-
2 Other legal entities and individual entrepreneurs	4,649	1,324	1,171	680	11,831	1,424	660
Of which: Financing the construction and property development	457	459	159	211	105	42	262
3 Other individuals	13,001	1,213	6,662	1,096	22,050	204	145
4 Total	17,651	2,538	7,833	1,776	33,882	1,629	805

	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	-	-	1	3	15	3	2
2 Other legal entities and individual entrepreneurs	9,733	4,254	5,387	3,457	16,324	2,519	5,108
Of which: Financing the construction and property development	2,880	2,235	2,537	2,648	1,362	579	3,188
3 Other individuals	28,142	1,823	12,081	2,038	71,016	397	1,201
4 Total	37,875	6,076	17,469	5,497	87,355	2,919	6,310

	TOTAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	29	896	38	29	2
2 Other legal entities and individual entrepreneurs	19,958	7,715	7,587	4,555	45,552	6,402	5,768
Of which: Financing the construction and property development	4,242	3,417	2,757	2,872	1,620	644	3,450
3 Other individuals	119,497	6,416	28,656	4,268	174,772	1,051	1,345
4 Total	139,456	14,132	36,272	9,719	220,362	7,482	7,115

a)	Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in paragraph 59 (c) of IAS 39. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve our relationship with the client) rather than for economic or legal reasons relating to the borrower’s financial situation.

The table below provides a roll forward of refinanced assets as of June 30, 2015 and December 31, 2014 is as follows:

	Millions of Euros
	Normal	Potential Problem	Impaired	TOTAL
Refinanced assets Roll forward June 2015	Risk	Risk	Risk	Risk	Coverage
Beginning balance	10,898	5,943	14,492	31,333	7,115
Update of estimations	(620)	185	435	-	(11)
Acquisitions	893	384	1,904	3,181	1,199
Period changes	(1,076)	180	(1,412)	(2,308)	(356)
Ending balance	10,095	6,692	15,419	32,206	7,947

	Millions of Euros
	Normal	Potential Problem	Impaired	TOTAL
Refinanced assets Roll forward December 2014	Risk	Risk	Risk	Risk	Coverage
Beginning balance	9,658	6,427	14,834	30,919	6,925
Update of estimations	393	(1,844)	1,451	-	76
Period changes	847	1,359	(1,793)	414	114
Ending balance	10,898	5,943	14,492	31,333	7,115

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of June 30, 2015, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

June 2015 NPL ratio renegotiated loan portfolio	Ratio of Impaired loans - Past due
Government agencies	1%
Commercial	57%
Of which: Construction and developer	80%
Other consumer	37%

49% of the renegotiated loans classified as impaired was for reasons other than default (delinquency).

b) Quantitative information on the concentration of risk by activity

Loans and advances to customers by activity (carrying amount)

		Millions of Euros
June 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	39,713	4,158	3,728	610	774	1,012	2,017	3,473
2 Other financial institutions	13,358	601	9,506	742	554	226	8,148	437
3 Non-financial institutions and individual entrepreneurs	141,421	39,720	21,239	20,343	15,347	11,029	5,417	8,823
3.1 Construction and property development	17,045	12,689	1,589	3,474	5,656	3,805	737	606
3.2 Construction of civil works	8,477	2,203	1,000	856	712	564	295	776
3.3 Other purposes	115,899	24,828	18,650	16,013	8,979	6,660	4,385	7,441
3.3.1 Large companies	68,986	8,101	12,839	5,632	4,640	3,915	2,767	3,986
3.3.2 SMEs (**) and individual entrepreneurs	46,913	16,727	5,811	10,381	4,339	2,745	1,618	3,455
4 Rest of households and NPISHs (***)	170,427	126,489	8,997	25,952	34,315	47,398	19,585	8,236
4.1 Housing	122,163	119,304	510	21,611	31,560	43,478	16,699	6,466
4.2 Consumption	34,004	3,384	3,623	2,422	1,082	1,327	1,812	364
4.3 Other purposes	14,260	3,801	4,864	1,919	1,673	2,593	1,074	1,406
SUBTOTAL	364,919	170,968	43,470	47,647	50,990	59,665	35,167	20,969
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	3,653	-	-	-	-	-	-	-
6 TOTAL	361,266	170,968	43,470	47,647	50,990	59,665	35,167	20,969
MEMORANDUM:
Forbereance operations	24,269	15,196	4,362	2,885	2,799	3,660	3,532	6,682

(*)	The amounts included in this table are net of impairment losses.

(**)	Small and medium enterprises

(***)	Nonprofit institutions serving households.

		Millions of Euros
December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	38,765	2,279	4,082	389	348	448	2,005	3,171
2 Other financial institutions	16,516	649	9,951	623	371	155	8,801	650
3 Non-financial institutions and individual entrepreneurs	133,577	33,185	16,878	13,780	9,955	11,390	6,826	8,112
3.1 Construction and property development	11,896	10,697	784	2,143	2,229	2,873	1,959	2,277
3.2 Construction of civil works	6,252	1,182	609	368	327	416	368	312
3.3 Other purposes	115,429	21,306	15,485	11,269	7,399	8,101	4,499	5,523
3.3.1 Large companies	75,808	8,060	11,470	4,874	3,861	5,509	2,899	2,387
3.3.2 SMEs (**) and individual entrepreneurs	39,621	13,246	4,015	6,395	3,538	2,592	1,600	3,136
4 Rest of households and NPISHs (***)	152,533	111,298	7,950	22,050	28,301	40,428	16,448	12,021
4.1 Housing	107,549	105,542	437	18,586	25,956	37,079	14,127	10,231
4.2 Consumption	28,642	2,707	5,832	2,106	1,517	2,322	1,698	896
4.3 Other purposes	16,342	3,049	1,681	1,358	828	1,027	623	894
SUBTOTAL	341,391	147,411	38,861	36,842	38,975	52,421	34,080	23,954
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,606
6 TOTAL	338,785	147,411	38,861	36,842	38,975	52,421	34,080	23,954
MEMORANDUM:
Forbereance operations	24,218	17,088	1,444	2,807	2,298	3,102	3,250	7,075

(*)	The amounts included in this table are net of impairment losses.

(**)	Small and medium enterprises

(***)	Nonprofit institutions serving households.

The information for the main geographic areas are as follows:

		Millions of Euros
BANCOMER - June 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	8,475	131	3,306	171	26	334	113	2,793
2 Other financial institutions	977	13	544	456	53	28	6	14
3 Non-financial institutions and individual entrepreneurs	16,941	4,007	3,661	4,894	966	629	310	869
3.1 Construction and property development	665	569	28	435	64	35	31	32
3.2 Construction of civil works	167	25	40	54	5	2	4	0
3.3 Other purposes	16,109	3,413	3,593	4,404	897	592	275	837
3.3.1 Large companies	2,788	32	283	222	15	7	37	34
3.3.2 SMEs (**) and individual entrepreneurs	13,320	3,380	3,309	4,183	881	586	238	802
4 Rest of households and NPISHs (***)	21,404	9,642	-	877	1,944	3,297	2,758	766
4.1 Housing	9,642	9,642	-	877	1,944	3,297	2,758	766
4.2 Consumption	11,762	-	-	-	-	-	-	-
4.3 Other purposes	-	-	-	-	-	-	-	-
SUBTOTAL	47,797	13,793	7,511	6,397	2,989	4,288	3,187	4,442
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	872
6 TOTAL	46,924	-	-	-	-	-	-	-
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.

(**)	Small and medium enterprises

(***)	Nonprofit institutions serving households.

		Millions of Euros
COMPASS - June 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	755	668	37	66	86	119	315	120
2 Other financial institutions	1,381	506	621	143	269	161	141	412
3 Non-financial institutions and individual entrepreneurs	27,327	11,286	11,003	4,515	6,700	5,553	2,110	3,412
3.1 Construction and property development	8,720	6,023	1,324	1,194	3,134	2,559	206	254
3.2 Construction of civil works	181	68	87	15	77	29	12	21
3.3 Other purposes	18,427	5,196	9,592	3,306	3,488	2,965	1,892	3,136
3.3.1 Large companies	17,040	4,180	9,452	3,220	3,364	2,787	1,849	2,411
3.3.2 SMEs (**) and individual entrepreneurs	1,386	1,016	140	86	124	178	44	724
4 Rest of households and NPISHs (***)	20,106	11,759	7,872	2,404	2,578	7,289	6,048	1,313
4.1 Housing	9,339	8,960	387	167	958	4,574	3,569	80
4.2 Consumption	6,035	2,567	3,166	1,828	811	1,134	1,700	260
4.3 Other purposes	4,733	231	4,319	409	809	1,580	779	973
SUBTOTAL	49,569	24,219	19,532	7,127	9,633	13,121	8,614	5,256
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	533
6 TOTAL	49,036	-	-	-	-	-	-	-
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.

(**)	Small and medium enterprises

(***)	Nonprofit institutions serving households.

		Millions of Euros
BBVA S.A. - June 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	24,660	413	34	37	147	213	34	17
2 Other financial institutions	9,143	39	8,002	11	24	23	7,983	-
3 Non-financial institutions and individual entrepreneurs	67,045	17,496	3,310	7,364	6,099	3,577	1,773	1,992
3.1 Construction and property development	5,481	5,266	14	1,539	2,247	993	355	145
3.2 Construction of civil works	7,198	1,953	651	608	598	494	227	677
3.3 Other purposes	54,366	10,277	2,645	5,218	3,253	2,090	1,192	1,170
3.3.1 Large companies	35,179	2,349	1,708	1,423	853	695	483	603
3.3.2 SMEs (**) and individual entrepreneurs	19,187	7,928	938	3,795	2,401	1,394	709	567
4 Rest of households and NPISHs (***)	85,539	76,806	325	15,791	22,722	27,913	6,724	3,981
4.1 Housing	76,838	75,636	43	15,201	22,316	27,681	6,596	3,885
4.2 Consumption	5,168	214	88	110	77	63	29	23
4.3 Other purposes	3,534	956	195	480	329	169	100	73
SUBTOTAL	186,388	94,754	11,672	23,204	28,991	31,727	16,514	5,990
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	189
6 TOTAL	186,199	-	-	-	-	-	-	-
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.

(**)	Small and medium enterprises

(***)	Nonprofit institutions serving households.

Millions of Euros
OTHER ENTITIES - June 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	5,823	2,946	352	337	516	347	1,555	543
2 Other financial institutions	1,857	44	339	132	208	13	18	11
3 Non-financial institutions and individual entrepreneurs	30,108	6,930	3,265	3,570	1,582	1,270	1,224	2,550
3.1 Construction and property development	2,179	831	223	306	210	218	145	174
3.2 Construction of civil works	931	157	222	179	32	38	53	77
3.3 Other purposes	26,998	5,943	2,820	3,085	1,340	1,013	1,026	2,299
3.3.1 Large companies	13,979	1,541	1,396	768	408	426	398	937
3.3.2 SMEs (**) and individual entrepreneurs	13,019	4,402	1,424	2,317	932	587	628	1,361
4 Rest of households and NPISHs (***)	43,378	28,282	799	6,880	7,071	8,900	4,054	2,176
4.1 Housing	26,344	25,066	80	5,366	6,342	7,926	3,776	1,736
4.2 Consumption	11,039	603	369	484	194	129	83	81
4.3 Other purposes	5,994	2,613	351	1,030	535	844	195	360
SUBTOTAL	81,166	38,201	4,755	10,919	9,377	10,529	6,852	5,280
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,059
6 TOTAL	79,107	170,968	43,470	47,647	50,990	59,665	35,167	20,969
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.

(**)	Small and medium enterprises

(***)	Nonprofit institutions serving households.

c) information on the concentration of risk by activity and geographical areas.

	Millions of Euros
June 2015	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	76,674	14,423	34,622	17,956	9,673
Government agencies	143,277	75,587	16,140	51,187	363
Central Administration	97,819	47,368	15,395	34,725	331
Other	45,458	28,219	745	16,462	32
Other financial institutions	51,092	18,522	16,196	15,089	1,285
Non-financial institutions and individual entrepreneurs	192,319	75,252	23,454	86,961	6,652
Construction and property development	18,421	6,450	93	11,871	7
Construction of civil works	13,965	8,529	2,129	2,926	381
Other purposes	159,933	60,273	21,232	72,164	6,264
Large companies	108,997	36,584	19,721	46,483	6,209
SMEs and individual entrepreneurs	50,936	23,689	1,511	25,681	55
Other households and NPISHs	171,392	102,943	3,289	64,847	313
Housing	122,164	90,362	2,766	28,770	266
Consumer	34,038	6,392	439	27,199	8
Other purposes	15,190	6,189	84	8,878	39
SUBTOTAL	634,754	286,727	93,701	236,040	18,286
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	3,686	-	-	-	-
TOTAL	631,068	286,727	93,701	236,040	18,286

(*)	The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Other equity securities, Trading derivatives, Hedging derivatives, Investments and Contingent risks. The amounts included in this table are net of impairment losses.

	Millions of Euros
December 2014	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	79,081	13,764	41,614	16,454	7,249
Government agencies	139,222	71,274	13,540	53,718	690
Central Administration	94,079	43,114	13,036	37,391	538
Other	45,143	28,160	504	16,327	152
Other financial institutions	41,477	14,639	11,811	14,772	255
Non-financial institutions and individual entrepreneurs	182,632	70,830	23,399	82,737	5,666
Construction and property development	16,468	6,946	69	9,447	6
Construction of civil works	9,436	4,025	1,615	3,723	73
Other purposes	156,728	59,859	21,715	69,567	5,587
Large companies	106,448	41,167	19,189	41,337	4,755
SMEs and individual entrepreneurs	50,280	18,692	2,526	28,230	832
Other households and NPISHs	154,287	83,501	3,438	67,109	239
Housing	109,046	74,799	2,766	31,278	203
Consumer	28,642	5,699	562	22,378	3
Other purposes	16,599	3,003	110	13,453	33
SUBTOTAL	596,699	254,008	93,802	234,790	14,099
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,629	-	-	-	-
TOTAL	594,070	254,008	93,802	234,790	14,099

(*)	The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Other equity securities, Trading derivatives, Hedging derivatives, Investments and Contingent risks. The amounts included in this table are net of impairment losses.

APPENDIX IX	Additional information on Sovereign Risk

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of June 30, 2015 and December 31, 2014, by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

	Millions of Euros
	June 2015
	Debt securities				Derivatives (2)
Exposure to Sovereign Risk by European Union Countries(1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to - Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	Contingent risks and commitments	%
Spain	7,165	33,211	-	25,639	358	(4)	66,369	1,618	82.0%
Italy	2,391	8,114	-	103	-	5	10,613	-	13.1%
France	914	113	-	35	-	-	1,062	-	1.3%
Germany	575	-	-	-	-	(1)	574	-	0.7%
Portugal	352	1	-	298	(190)	-	461	11	0.6%
United Kingdom	-	255	-	-	-	2	257	1	0.0%
Greece	-	-	-	-	-	-	-	-	0.0%
Hungary	-	-	-	-	-	-	-	-	0.0%
Ireland	1	165	-	-	-	-	166	-	0.2%
Rest of European Union	1,314	131	-	33	-	-	1,478	110	1.8%
Total Exposure to Sovereign Counterparties (European Union)	12,712	41,990	-	26,108	168	2	80,980	1,740	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€7,882 million as of June 30, 2015) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

	Millions of Euros
	December 2014
	Debt securities				Derivatives (2)
Exposure to Sovereign Risk by European Union Countries(1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to - Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	Contingent risks and commitments	%
Spain	6,332	28,856	-	25,997	431	-	61,616	1,647	83.0%
Italy	2,462	6,601	-	142	-	2	9,208	-	12.4%
France	872	40	-	28	-	-	940	-	1.3%
Germany	482	92	-	-	(97)	(1)	476	-	0.6%
Portugal	302	23	-	280	-	-	605	11	0.8%
United Kingdom	-	115	-	-	-	2	117	1	-
Greece	-	-	-	-	-	-	-	-	-
Hungary	-	-	-	-	-	-	-	-	-
Ireland	1	167	-	-	-	-	168	-	0.2%
Rest of European Union	910	131	-	33	-	1	1,075	-	1.4%
Total Exposure to Sovereign Counterparties (European Union)	11,361	36,026	-	26,480	334	4	74,205	1,659	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€13,406 million as of December 31, 2014) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

The following table provides a breakdown of the notional value of the CDS in which the Group’s credit institutions act as sellers or buyers of protection against the sovereign risk of European countries as of June 30, 2015 and December 31, 2014:

	Millions of Euros
	June 2015
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	5	2	15	(6)
Italy	672	(13)	774	18
Germany	94	-	94	(1)
France	64	1	51	(1)
Portugal	25	(1)	25	1
Poland	-	-	-	-
Belgium	-	-	-	-
United Kingdom	104	-	105	-
Greece	-	-	-	-
Hungary	-	-	-	-
Ireland	-	-	-	-
Rest of European Union	456	5	383	(5)
Total exposure to Sovereign Counterparties	1,420	(6)	1,447	6

	Millions of Euros
	December 2014
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	-	-	-	-
Italy	704	(11)	699	8
Germany	154	-	129	(1)
France	173	-	89	(1)
Portugal	37	(1)	37	1
Poland	-	-	-	-
Belgium	-	-	-	-
United Kingdom	138	3	118	(1)
Greece	-	-	-	-
Hungary	2	-	2	-
Ireland	-	-	-	-
Rest of European Union	485	5	415	4
Total exposure to Sovereign Counterparties	1,693	(4)	1,489	10

The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts are standard in the market, with the usual clauses covering the events that would trigger payouts.

As it can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain. As of June 30, 2015 and December 31, 2014, the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

	Millions of Euros
	June 2015
	Debt securities				Derivatives (2)
Maturities of Sovereign Risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to - Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	Contingent risks and commitments	%
Spain	7,165	33,211	-	25,639	358	(4)	66,370	1,618	82.0%
Up to 1 Year	3,680	2,673	-	9,511	4	-	15,869	944	19.6%
1 to 5 Years	1,985	16,716	-	7,903	10	-	26,613	246	32.9%
Over 5 Years	1,500	13,822	-	8,225	344	(4)	23,888	428	29.5%
Rest of European Union	5,547	8,779	-	469	(190)	6	14,611	122	18.0%
Up to 1 Year	2,379	411	-	339	-	(1)	3,127	122	3.9%
1 to 5 Years	2,153	4,315	-	-	(67)	5	6,407	-	7.9%
Over 5 Years	1,015	4,053	-	130	(123)	2	5,076	-	6.3%
Total Exposure to European Union Sovereign Counterparties	12,712	41,990	-	26,108	168	2	80,980	1,740	100.0%

	Millions of Euros
	December 2014
	Debt securities				Derivatives
Maturities of Sovereign Risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to - Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	Contingent risks and commitments	%
Spain	6,332	28,856	-	25,997	431	-	61,616	1,647	83.0%
Up to 1 Year	1,562	1,233	-	9,675	23	-	12,493	997	16.8%
1 to 5 Years	1,729	11,424	-	6,312	5	-	19,469	270	26.2%
Over 5 Years	3,041	16,200	-	10,010	403	-	29,653	380	40.0%
Rest of European Union	5,030	7,170	-	483	(97)	4	12,589	12	17.0%
Up to 1 Year	1,581	328	-	329	(14)	-	2,224	12	3.0%
1 to 5 Years	1,441	4,349	-	23	(19)	3	5,796	-	7.8%
Over 5 Years	2,008	2,493	-	131	(64)	1	4,569	-	6.2%
Total Exposure to European Union Sovereign Counterparties	11,361	36,026	-	26,480	334	4	74,205	1,659	100%

APPENDIX X	Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of June 30, 2015 and December 31, 2014, exposure to the construction sector and real-estate activities in Spain stood at €20,676 and €19,077 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €10,937 and €10,986 million, respectively, representing 6.7% and 7.6% of loans and advances to customers of the balance of business in Spain (excluding the government and other government agencies) and 1.6% and 1.7% of the total assets of the Consolidated Group. The changes are influenced by the integration of Catalunya Banc.

Lending for real estate development of the loans as of June 30, 2015 and December 31, 2014 is shown below:

	Millions of Euros
June 2015 Financing Allocated to Construction and Real Estate Development and its Coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	10,937	4,665	4,533
Of which: Impaired assets	7,213	3,559	4,212
Of which: Potential problem assets	999	355	321
Memorandum item:
Write-offs	1,345

	Millions of Euros
December 2014 Financing Allocated to Construction and Real Estate Development and its Coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	10,986	4,832	4,572
Of which: Impaired assets	7,418	3,686	4,225
Of which: Potential problem assets	981	374	347
Memorandum item:
Write-offs	1,075

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	June 2015	December 2014
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	163,553	144,528
Total consolidated assets (total business)	669,204	631,942
Impairment losses determined collectively (total business)	3,661	2,767

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	June 2015	December 2014
Without secured loan	1,143	1,007
With secured loan	9,794	9,979
Terminated buildings	5,725	5,776
Homes	4,777	4,976
Other	948	800
Buildings under construction	841	883
Homes	760	861
Other	81	22
Land	3,228	3,320
Urbanized land	1,696	1,881
Rest of land	1,532	1,439
Total	10,937	10,986

As of June 30, 2015 and December 31, 2014, 60% and 61% of loans to developers were guaranteed with buildings (84.3%, and 87.6% are homes), and only 29.5% and 30.2% by land, of which 52.5% and 56.7% is urbanized, respectively.

The information on the retail mortgage portfolio risk (housing mortgage) as of June 30. 2015 and December 31, 2014 is as follows:

	Millions of Euros
Housing-acquisition Loans to Households (Business in Spain)	June 2015	December 2014
With secured loan (gross amount)	91,922	78,913
of which: Impaired loans	4,998	4,401
Total	91,922	78,913

The loan to value (LTV) ratio of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value - LTV)
June 2015 LTV Breakdown of Secured Loans to Households for the Purchase of a Home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	18,093	27,172	32,754	8,045	5,858	91,922
of which: Impaired loans	221	395	823	1,072	2,487	4,998

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value - LTV)
December 2014 LTV Breakdown of Secured Loans to Households for the Purchase of a Home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,593	22,424	29,060	7,548	5,288	78,913
of which: Impaired loans	199	276	533	843	2,550	4,401

Outstanding home mortgage loans as of June 30, 2015 and December 31, 2014 had an average LTV of 47% in both periods.

As of June 30, 2015 and the Group also had a balance of €1,475 million in non-mortgage loans for the purchase of housing (of which €36 million, respectively, were NPA).

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

	Millions of Euros
	June 2015
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Valuation adjustments on impaired assets	Of which: Valuation adjustments on impaired assets, at the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	9,140	5,323	2,852	3,817
Finished buildings	3,027	1,481	777	1,546
Homes	1,692	800	428	892
Other	1,335	681	349	654
Buildings under construction	721	393	174	328
Homes	695	377	167	318
Other	26	16	7	10
Land	5,392	3,449	1,901	1,943
Urbanized land	3,728	2,390	1,372	1,338
Rest of land	1,664	1,059	529	605
Real estate assets from mortgage financing for households for the purchase of a home	4,815	2,540	1,125	2,275
Rest of foreclosed real estate assets	1,268	617	128	651
Equity instruments, investments and financing to non-consolidated companies holding said assets	896	504	405	392
Total	16,119	8,984	4,510	7,135

	Millions of Euros
	December 2014
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Valuation adjustments on impaired assets	Of which: Valuation adjustments on impaired assets, at the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,629	4,901	2,575	3,728
Finished buildings	2,751	1,248	611	1,503
Homes	1,705	780	382	925
Other	1,046	468	229	578
Buildings under construction	830	448	194	382
Homes	806	433	191	373
Other	24	15	3	9
Land	5,048	3,205	1,770	1,843
Urbanized land	3,357	2,142	1,236	1,215
Rest of land	1,691	1,063	533	628
Real estate assets from mortgage financing for households for the purchase of a home	3,250	1,452	489	1,798
Rest of foreclosed real estate assets	1,137	532	105	605
Equity instruments, investments and financing to non-consolidated companies holding said assets	737	492	393	245
Total	13,753	7,377	3,562	6,376

As of June 30, 2015 and December 31, 2014, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €9,140 and €8,629 million, respectively, with an average coverage ratio of 58.2% and 56.8% respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of June 30, 2015 and December 31, 2014, amounted to €4,815 and €3,250 million, respectively, with an average coverage ratio of 52.7% and 44.7% respectively.

As of June 30, 2015 and December 31, 2014, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €15,223 and €13,016 million, respectively. The coverage ratio was 55.7%, and 52.9% respectively.

Glossary

Additional Tier 1 capital	Includes Preferred securities and contingent convertible securities and deductions
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost

The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.

Associates

Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses
Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Commissions and fees

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

	–	Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected
	–	Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
	–	Fees and commissions generated by a single act are accrued upon execution of that act.
Common Equity Tier 1 capital	Includes parent company reserves, reserves in consolidated companies, non-controlling interests, convertible securities, deductions and attributed net income.

Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:
–

Cash flows: Inflows and outflows of cash and equivalents-Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

	–	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.
	–	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.
Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any. The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 29), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. Such statement distinguishes between income and expenses recognized in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.
Contingent liabilities

Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.

Control

An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if and only if the investor has all the following:

a)

Power; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns.

b)

Returns; An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.

c)

Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.

Correlation risk

Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Credit Valuation Adjustment (CVA)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debt certificates

Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
Deferred tax assets	Taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit plans

Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Defined contribution plans

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers

Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Diluted earnings per share

This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Eligible capital for regulatory capital adequacy calculations.
Economic profit

This metric measures the part of attributable adjusted profit (attributable profit + adjustment for expected loss, net income and valuation) in excess of the cost of equity employed, and measures the profits generated in excess of market expectations of returns on equity capital. This is used at the management level; for annual public reporting; for incentives in some operating segments; and in the Group’s value map.

Effective interest rate

Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Employee expenses

All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Equity

The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.

Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity after deducting all of its liabilities.
Equity Method

Is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

Exchange/translation differences

Exchange differences (P&L): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

Exposure at default	EAD is the amount of risk exposure at the date of default by the counterparty.
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value hedges

Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Fees	See Commissions, fees and similar items
Financial guarantees

Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost

Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

Full consolidation method

Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.

Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations:
	a)	income and expenses in respect of intragroup transactions are eliminated in full.
	b)	profits and losses resulting from intragroup transactions are similarly eliminated.
The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.
Gains or losses on financial assets and liabilities, net

This heading reflects fair value changes in financial instruments - except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement - as well as gains or losses generated by their sale - except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.

Goodwill

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Held-to-maturity investments

Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.

Held for trading (assets and liabilities)

Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss.

Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
	–	A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
	–	A significant or prolonged drop in fair value below cost in the case of equity instruments.
Income from equity instruments

Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories

Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties

Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Joint arrangement	An arrangement of which two or more parties have joint control.
Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
Joint venture

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognize its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

	a)	A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.
	b)	A lease will be classified as operating lease when it is not a financial lease.
Liabilities associated with non-current assets held for sale

The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loans and receivables

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Loss given default (LGD)

It is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
Non-controlling interests	The equity in a subsidiary not attributable, directly or indirectly, to a parent.
Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:
	a)	it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset
	b)	the sale is considered highly probable.
Non-monetary assets

Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

Non performing contingent risk

The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for contingent risks. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non-Performing Loans (NPL)

The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

NPA Coverage ratio

Impairment allowances (generic, specific and country risk allowance) as a percentage of the non-performing assets (the sum of impaired loans and advances to customers and impaired contingent liabilities to customers).

NPA ratio

Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.

Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.
Other financial assets/liabilities at fair value through profit or loss	Instruments designated by the entity from the inception at fair value with changes in profit or loss.
An entity may only designate a financial instrument at fair value through profit or loss, if doing so more relevant information is obtained, because:
a)

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes called “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. It might be acceptable to designate only some of a number of similar financial assets or financial liabilities if doing so a significant reduction (and possibly a greater reduction than other allowable designations) in the inconsistency is achieved.

b)

The performance of a group of financial assets or financial liabilities is managed and evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity´s key management personnel.

These are financial assets managed jointly with “Liabilities under insurance contracts” measured at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.
Own/treasury shares	The amount of own equity instruments held by the entity.
Past service cost

It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Potential problem Risk

All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.

Probability of default (PD)	It is the probability of the counterparty failing to meet its principal and/or interest payment obligations.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.
Provisions for contingent liabilities and commitments

Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provision for credit losses

Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Public-covered bonds	Financial asset or security backed by the guarantee of the public debt portfolio of the entity.
Recurring revenues	Include net interest margin and income and expenses relating to commissions and similar fees.
Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.
Refinancing Operation

An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their loans (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.

Renewal Operation

An operation arranged to replace another one granted previously by the entity itself, when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the operation is arranged for reasons other than refinancing.

Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.

Renegotiated Operation

An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring.

Reserves

Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.

Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Separate vehicle	A separately identifiable financial structure, including separate legal entities or entities recognized by statute, regardless of whether those entities have a legal personality.
Share premium	The amount paid in by owners for issued equity in excess of to the shares’ nominal value.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.

Significant influence

Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (e.g. through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (e.g. through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

	-	representation on the board of directors or equivalent governing body of the investee;
	-	participation in policy-making processes, including participation in decisions about dividends or other distributions;
	-	material transactions between the entity and its investee;
	-	interchange of managerial personnel; or
	-	provision of essential technical information.
Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

A structured entity often has some or all of the following features or attributes:

	a)	restricted activities.
b)

a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors by passing on risks and rewards associated with the assets of the structured entity to investors.

	c)	insufficient equity to permit the structured entity to finance its activities without subordinated financial support.
	d)	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).
Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.

Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

	a)	an agreement that gives the parent the right to control the votes of other shareholders;
b)

power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

	c)	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.
Stockholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Structured credit products	Special financial instrument backed by other instruments building a subordination structure.
Tax liabilities	All tax related liabilities except for provisions for taxes.
Tier 2 capital	Includes: subordinated issues, preferred securities, general credit risk adjustments and non-controlling interests.
Trading derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
TSR	Total Shareholder Return. The total return of a stock to an investor (capital gain plus dividends)
Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level VaR figures are estimated following two methodologies:

-

VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

	-	VaR with smoothing, which weighs more recent market information more heavily. This is a metric which supplements the previous one.
-

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.